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Growth Through Innovation



CHEUNG KONG (HOLDINGS) LIMITED
長江實業(集團)有限公司

STOCK CODE: 0001

Annual Report 2007



Group Structure

Cheung Kong (Holdings) Limited

49.9%

Hutchison Whampoa Limited

44.3%

CK Life Sciences Int'l., (Holdings) Inc.

12.2%

TOM Group Limited

84.6%

Cheung Kong Infrastructure Holdings Limited

38.9%

港燈 HK Electric

Hongkong Electric Holdings Limited

CHEUNG KONG GROUP
TOTAL MARKET CAPITALISATION

HK$753 Billion

27th March, 2008

Group Financial Summary

Consolidated Profit and Loss Account (HK$ million)

	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Turnover	11,865	8,193	9,341	7,486	9,122	14,336	18,431	14,358	15,346	**15,442**
Profit attributable to shareholders	5,170	59,405	19,678	5,792	7,835	6,724	10,700	13,995	18,075	**27,678**
Interim dividend paid	643	758	880	880	880	880	880	973	1,065	**1,158**
Final dividend proposed	2,022	2,412	2,826	2,826	2,826	3,011	3,289	3,659	4,031	**4,517**
Profit for the year retained	2,505	56,235	15,972	2,086	4,129	2,833	6,531	9,363	12,979	**22,003**

Consolidated Balance Sheet (HK$ million)

	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Fixed assets	3,131	9,530	3,167	3,274	6,762	6,987	7,385	9,612	10,222	**10,560**
Investment properties	10,805	11,760	12,039	11,476	11,999	9,876	10,545	11,710	14,508	**15,497**
Associates	48,652	103,518	117,264	118,657	121,387	121,617	124,444	126,281	134,358	**146,109**
Other non-current assets	28,553	24,544	29,769	33,805	31,270	30,673	30,123	30,421	33,055	**34,630**
Net current assets	9,346	9,376	14,554	17,979	18,359	20,435	26,784	31,126	46,067	**52,768**
Total assets less current liabilities	100,487	158,728	176,793	185,191	189,777	189,588	199,281	209,150	238,210	**259,564**
Bank and other loans	10,245	10,238	13,806	18,728	19,255	16,357	17,907	18,683	27,609	**23,655**
Loan from joint development partner	–	–	–	–	–	–	–	–	4,000	**4,000**
Deferred tax liabilities and others	86	138	194	189	316	354	428	544	920	**1,300**
Net assets	90,156	148,352	162,793	166,274	170,206	172,877	180,946	189,923	205,681	**230,609**
Representing:										
Share capital	1,149	1,149	1,158	1,158	1,158	1,158	1,158	1,158	1,158	**1,158**
Share premium	7,856	7,856	9,331	9,331	9,331	9,331	9,331	9,331	9,331	**9,331**
Reserves	75,994	132,616	149,026	151,138	155,284	158,349	165,312	174,673	189,933	**216,714**
Shareholders' funds	84,999	141,621	159,515	161,627	165,773	168,838	175,801	185,162	200,422	**227,203**
Minority interests	5,157	6,731	3,278	4,647	4,433	4,039	5,145	4,761	5,259	**3,406**
Total equity	90,156	148,352	162,793	166,274	170,206	172,877	180,946	189,923	205,681	**230,609**
Shareholders' funds – NBV per share (HK$)	37.00	61.64	68.87	69.78	71.57	72.90	75.90	79.94	86.53	**98.09**
Earnings per share (HK$)	2.25	25.86	8.53	2.50	3.38	2.90	4.62	6.04	7.80	**11.95**
Dividend per share (HK$)	1.16	1.38	1.60	1.60	1.60	1.68	1.80	2.00	2.20	**2.45**

Results Highlights

Profit Attributable To Shareholders


HK$ Million
60,000
50,000
40,000
30,000
20,000
10,000
0
98 99 00 01 02 03 04 05 06 07

Earnings per share


HK$
28
24
20
16
12
8
4
0
98 99 00 01 02 03 04 05 06 07

Dividend per share


HK$
2.40
2.20
2.00
1.80
1.60
1.40
1.20
1.00
98 99 00 01 02 03 04 05 06 07

Shareholders' Funds - NBV per share


HK$
100
90
80
70
60
50
40
30
98 99 00 01 02 03 04 05 06 07

The Year at a Glance

2007 Annual Results Announcement


CHEUNG KONG (HOLDINGS) LIMITEL
和記
HUTCHISOI
二零零七年度全年


Caring Companies


Crystal Cove, Tung Chung


Cheung Kong Finance Company Limited
HK$6,000,000,000 Revolving Credit Facility
Guaranteed By
Cheung Kong (Holdings) Limited
19 MARCH 2007
HK$6 Billion 5-Year Revolving Credit Facility


Cheung Kong Group Annual Dinner 2008
Cheung Kong Group Annual Dinner 2008

- The Group announced 2007 Annual Results on 27th March, 2008.
- 56 members of the Cheung Kong Group were named Caring Companies – its fourth consecutive year to have the largest number of members being awarded.
- Successfully raised a 5-year revolving credit facility of HK$6 billion for general corporate purposes.
- Received "2007 Best of the Best Preferred Brands of China's Richest – Best Beijing Hotel" award for Grand Hyatt Beijing from *Hurun Report*.
- The Group, Hutchison Whampoa Limited and the Li Ka Shing Foundation donated a total of S$100 million to Lee Kuan Yew School of Public Policy at the National University of Singapore.
- Launch of Crystal Cove, Tung Chung, was well-received by purchasers.


The Hongkong and Shanghai Banking Corporation Limited
The Community Chest Rainbow Fund
25 5 2007
One Million Only
HK$ 1,000,000.00
The Community Chest "Cheung Kong" Rainbow Fund


crf
Grand Hyatt Beijing
北京东方君悦大酒店
AWARDED BY
CHINA'S TOP EMPLOYERS™
'07-'08
BEIJING REGION
crf.com
China's Top Employers™ 2007-2008, Beijing Region


Reader's Digest Trusted Brand
新奇士


Grand Hyatt Beijing

- The Cheung Kong Group continued its support to Community Chest "Cheung Kong" Rainbow Fund, an emergency relief plan initiated by the Community Chest.
- The Cheung Kong Group and the Li Ka Shing Foundation donated a total of HK$100 million to the China Disabled Persons' Federation to further support the New Cheung Kong Milestone Programme.
- Gold winner in the "2007 Reader's Digest Trusted Brand Awards – Property Developer category".
- Received "China's Top Employers™ 2007-2008, Beijing Region" for Grand Hyatt Beijing from CRF.
- Won the first runner-up for "Highest Fund Raising Corporate Team" in "MTR Race Walking 2007" organised by MTRC and Hong Kong Amateur Athletic Association.

The Year at a Glance *(continued)*



China's Best Business Hotels in 2007 – Sheraton Shenyang Lido Hotel



2007 International Financial Awards for Excellence – Best Investment Strategy Corporation


ASIA BRAND

500 famous brands awards in Asia



Central Park Towers, Tin Shui Wai

- Received "500 famous brands awards in Asia", the Group ranked the highest among property developers in Hong Kong. Other group members, including Hutchison Whampoa Limited, Harbour Plaza and TOM Group Limited also received the award.
- Received "China's Best Business Hotels in 2007" for Grand Hyatt Beijing and Sheraton Shenyang Lido Hotel from *Forbes*.
- Release of Central Park Towers, Tin Shui Wai. All units were sold at launch and it was the best-selling property in Hong Kong in 2007.
- The Group received "2007 International Financial Awards for Excellence – Best Investment Strategy Corporation" from Society of International Registered Financial Practitioner.


香港公益金
The Community Chest Awards


Best Business Hotel in Chengdu – Sheraton Chengdu Lido Hotel


2007
Best 100 Hotels in China


Best Business Hotel in Beijing – Grand Hyatt Beijing


Directors seminar on corporate governance practices

- The Cheung Kong Group was ranked as the "Second Top Donor" in "The Community Chest 2006/2007 Awards" – its eighth consecutive year to be ranked amongst the top three donors.
- The Group launched new Equity-linked Notes with Fortis Bank NV/SA Hong Kong Branch.
- Received the "Best Business Hotel in Chengdu" award for Sheraton Chengdu Lido Hotel from *Business Traveller China*.
- Received the "Best Business Hotel in Beijing" award for Grand Hyatt Beijing from *Business Traveller China*.
- Received the "Best Business Hotel in Shenyang" award for Sheraton Shenyang Lido Hotel from *Business Traveller China*.
- Received the "Best 100 Hotels in China" award for Sheraton Chengdu Lido Hotel and Grand Hyatt Beijing from *Travel + Leisure*.
- Seminars were organised at which distinguished professionals have been invited to present to the Directors on subjects such as directors' duties and balancing the benefits and costs of corporate governance.

Report of the Chairman and the Managing Director


Growth
Through Innovation

Innovation has been central to our growth strategy, and will provide us with new dynamics for development. As a visionary and market responsive conglomerate, the Cheung Kong Group will drive higher shareholder returns by continuing to take an innovative approach across all aspects of our business, strengthening our asset base, and thereby building a stronger platform for global expansion.

PROFIT FOR THE YEAR

The Group's audited profit attributable to shareholders for the year ended 31st December, 2007 amounted to HK$27,678 million (2006 – HK$18,075 million). Earnings per share were HK$11.95 (2006 – HK$7.80).

The Group's audited profit attributable to shareholders amounted to HK$27,678 million, increased by 53%.

DIVIDEND

The Directors recommend the payment of a final dividend of HK$1.95 per share in respect of 2007, to shareholders whose names appear on the Register of Members of the Company on 22nd May, 2008. This together with the interim dividend of HK$0.50 per share gives a total of HK$2.45 per share for the year (2006 – HK$2.20 per share). The proposed final dividend will be paid on 27th May, 2008 following approval at the Annual General Meeting.

PROSPECTS

The Group maintained strong growth momentum in 2007 by accomplishing key operating objectives and delivered a very solid performance. These achievements were in line with our strategy of growth through a combination of innovation and by building on our solid fundamentals – quality assets, healthy balance sheet and strong international capabilities.

Robust Results

2007 was another year of solid performance for the Group, with good progress achieved across various core businesses. With enormous potential for growth, our property business in Hong Kong, the Mainland and overseas markets progressed well as scheduled, and delivered solid, consistent growth in profits. For the year ended 31st December, 2007, the Group's profit before share of results of the Hutchison Whampoa Group was HK$12,390 million, an increase of 54% over the previous year.

Strong Organic Growth

Our continued focus on our core property business has resulted in strong organic growth. Solid progress was made in all aspects of operation, covering land acquisition, project management, project design, development and marketing.

Hong Kong Operations Hong Kong's economy remained positive in 2007 although there were increased fluctuations in the local financial market due to a more uncertain global credit environment and the possible slowdown of the U.S. economy. GDP grew by 6.3% in real terms primarily supported by the prevailing strength in domestic demand and consumption. Despite the upward pressure on inflation due to surging prices in food, energy and commodities, private consumption spending continued to expand against the backdrop of a low level of unemployment and rising household income.

The local property market turned in a strong performance in 2007 as compared to 2006. Falling interest rates, rising affordability, and healthy economic growth combined to support a steady volume of property transactions at attractive prices. Looking ahead in 2008, we expect the inflationary trend and the cycle of interest rate cuts to continue, and the effect of a negative real interest rate environment will provide further stimuli to the overall market demand and sentiment.

Our commitment to innovative, high-quality, customer-oriented service resulted in performance gains and growth in sales of properties. The key to driving high growth is focusing on developing diversified, high-quality projects to meet emerging market trends and needs. Our future schedule of new projects will continue to add quality assets that will strengthen further our quality portfolio of properties.

Active acquisition of prime sites at reasonable costs continues to be a key pillar of our development strategy. We will continue to respond rapidly and flexibly to land acquisition opportunities by utilising our market strengths and financial resources effectively. With an abundant, high-quality land reserve, the Group is well placed to provide a steady supply of diversified properties over the next five or six years.

Solid performance was recorded by the Group's property rental portfolio, particularly in the prime office sector which was supported by strong demand from local and overseas financial institutions. We will continue to strengthen our recurrent earnings base by investing in premier quality assets and effectively managing each of our rental properties to increase cash flows and maximise return on capital.

The Mainland and Overseas Markets 2007 was another year of solid achievements for our projects in attractive growth markets outside Hong Kong. A steady pace of growth was maintained in our property business in the Mainland by following a growth-oriented and low-risk approach to investment, and pursuing operational excellence to make us a high performance company. Various projects are progressing well as planned, and our positive results in land bank expansion will position us for excellent growth opportunities in this fast growing market. We are well placed to benefit from the profit contribution to be provided by the operations in the Mainland.

In Singapore and the United Kingdom, our projects continued to deliver solid results, and good progress was made in enhancing geographic diversification. The Group will continue with its aggressive pursuit to fully capitalise on overseas investment opportunities through accelerated growth plans aimed at enhancing our market position.

Synergies with Listed Affiliated Companies

Our strategic investment in listed affiliated companies provides us with synergies for continued growth and success. All of these companies reported positive performances in 2007.

The Hutchison Whampoa Group Both the established businesses and the 3 Group recorded healthy growth and improved results in 2007. The 3 Group achieved cash flow positive EBITDA after all customer acquisition costs for both the second half of the year and as a result for the full year 2007. With a strong financial foundation and the positive results reported for 2007, we have every confidence in the growth prospects for the Hutchison Whampoa Group. The 3 Group will turn a new page in 2008 on a path targeting to achieve positive monthly EBIT on a sustainable basis in the second half of 2008 and full year positive EBIT in 2009.

CKI Cheung Kong Infrastructure Holdings Limited ("CKI") reached new heights in 2007 with strong operating performance in all businesses. Several new projects were concluded in the year adding to the robust portfolio of business CKI has built up over the years. The strong recurring cash flow generated from its regulated businesses underpins CKI's long-term stability, while contributions from its global portfolio continue to grow. The prospects for CKI's infrastructure investments are bright, with the pace of organic growth experienced to date expected to continue.

Hongkong Electric 2007 saw Hongkong Electric Holdings Limited ("Hongkong Electric") progress its businesses both in Hong Kong and internationally. In early January 2008 a new Scheme of Control Agreement ("SCA") for its Hong Kong electricity business was signed. The new SCA is for ten years commencing 1st January, 2009 with a Government option to extend the SCA for a further term of 5 years, and provides for a fixed permitted return on average net fixed assets. Following the signing of the SCA, much of the recent uncertainty surrounding the electricity industry in Hong Kong has been removed, and shareholders will benefit from the certainty and stability of a long-term regulatory framework.

CK Life Sciences CK Life Sciences Int'l., (Holdings) Inc. ("CK Life Sciences") made steady progress in 2007. Its performance was characterised by a combination of organic growth, strategic acquisitions and R&D progress. The recent acquisition of Lipa Pharmaceuticals Limited, a leading Australian contract manufacturer of complementary healthcare and over-the-counter medicines, and Accensi Pty Ltd, the largest independent toll manufacturer of crop protection products in Australia, will expand the scale and scope of CK Life Sciences' health and agriculture-related businesses and will contribute to the performance in the coming year. CK Life Sciences will also continue to advance its existing business by seeking new opportunities for organic growth and acquisition.

The Group will continue to create and enhance sustainable shareholder value by maximising return on investment. Various strategic initiatives will be taken to position the Group for new value-added opportunities, and to drive solid, sustainable growth in the future.

Looking ahead in 2008, the U.S. economy is likely to experience greater turbulence due to the fallout from the subprime predicament and the continuing weakness of the residential property market. There is a likelihood of further U.S. interest rate reductions, and oil prices remain at high levels. The trend of a weaker U.S. dollar against other currencies is expected to continue. Impacts from the slowing of the U.S. economy will be widespread, and other countries and regions will inevitably be affected by different extents. In the Mainland, economic growth has moderated following its continuing structural reforms and macroeconomic measures. This is conducive to the healthy development of overall economic well-being in the long run, and positive growth trends are expected to continue given the Mainland's good economic fundamentals and huge market potential. On the back of the Mainland's sustained economic growth, plentiful opportunities will present themselves and Hong Kong's economy will continue to prosper.

The Cheung Kong Group now has operations in 56 countries and continues to grow. Innovation has been central to our growth strategy, and will provide us with new dynamics for development. As a visionary and market responsive conglomerate, the Cheung Kong Group will drive higher shareholder returns by continuing to take an innovative approach across all aspects of our business, strengthening our asset base, and thereby building a stronger platform for global expansion. With strong fundamentals and sound financial strengths, we firmly believe we are capable of meeting the external pressures and challenges amid the more uncertain global economic landscape in 2008, and will capitalise on the many opportunities arising from the Mainland's growth. Given the optimistic long-term economic outlook in the Mainland and Hong Kong, we are confident of the growth prospects for the Cheung Kong Group.

In this extremely competitive global environment, we are proud to have intelligent, creative, dedicated and loyal employees, the Group's most valuable asset. We take this opportunity to thank our colleagues on the Board, the staff members of the Group and our diligent employees worldwide for their hard work, loyal service and contributions during the year.

Li Ka-shing
Chairman

Li Tzar Kuoi, Victor
Managing Director

Hong Kong, 27th March, 2008

Management Discussion and Analysis

BUSINESS REVIEW

Major Business Activities

1. Developments Completed during 2007:

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
The Apex and The Apex Horizon	The Remaining Portion of Kwai Chung Town Lot No. 467	74,340	100%
Central Park Towers Phase 1	Tin Shui Wai Town Lot No. 24	98,800	98.47%
Le Point	Tseung Kwan O Town Lot No. 73, Area 73B Tseung Kwan O	130,338	Joint Venture
Sausalito	Sha Tin Town Lot No. 487	70,030	100%
Regency Park Phases IIA and VI	Pudong Huamu, Shanghai	31,500	50%

2. Developments in Progress and Scheduled for Completion in 2008:

Name	Location	Total Gross Floor Area (sq. m.)	Group's Interest
Caribbean Coast Town Houses	Tung Chung Town Lot No. 5	10,494	Joint Venture
The Harbour Grand Hotel Development	Section A & extension of Inland Lot No. 7106 North Point	41,341	Joint Venture
1881 Heritage	Kowloon Inland Lot No. 11161	13,023	100%
The Capitol	The Remaining Portion of Tseung Kwan O Town Lot No. 70, Site F Area 86, Tseung Kwan O	136,240	Joint Venture
Seasons Monarch	The Remaining Portion of Lot No. 2081 in D.D. 109 Kam Tin Road Kam Tin, Yuen Long	19,445	100%
CASA 880	4 various Subsections of Section B of Quarry Bay Inland Lot No. 4	9,840	100%
The Greenwich Commercial	Yao Jia Yuan, Beijing	2,377	50%
Cape Coral Phase 1A	Nanan, Chongqing	116,399	47.5%
Changchun Project Phase 1	Jing Yue Tan, Changchun	57,193	50%
Regency Oasis Phase 1A	Wenjiang, Chengdu	138,990	50%
The Greenwich Phase 1A	Xian	113,902	50%
Le Parc Phases 1A and 1B	Chengdu	192,106	50%

Management Discussion and Analysis *(continued)*

Name	**Location**	**Total Gross Floor Area (sq. m.)**	**Group's Interest**
Maison des Artistes Phases 1 to 3D and Commercial	Gubei, Shanghai	155,992	50%
Regency Park Phases VIA, VII, VIII and VIIIA	Pudong Huamu, Shanghai	35,497	50%
The Riverside and Metropolitan Plaza Phases 1 and 2	Guangzhou	187,944	50%
Regency Park Phase 1	Guanlan, Shenzhen	57,267	50%
Horizon Cove Phase 4	Zhuhai	100,570	50%
Le Sommet Phase 1 and Commercial	Shenzhen	63,938	50%
Maqiao Project Phase 1A	Maqiao, Shanghai	1,338	42.5%
Seasons Villas Phase 4A	Pudong Huamu, Shanghai	1,500	50%
Kerry Everbright City Phases IIA and IIB	Zhabei District, Shanghai	149,156	24.75%

3. New Acquisitions and Joint Developments and Other Major Events:

Hong Kong

(1) February 2007: A wholly owned subsidiary of the Group acquired 90 Repulse Bay Road, Section A and the Remaining Portion of Rural Building Lot No. 177. With a site area of approximately 3,300 sq. m., the site is designated for a residential development.

(2) April 2007: A wholly owned subsidiary of the Group completed the acquisition of the site at 873 Lai Chi Kok Road, Cheung Sha Wan, New Kowloon Marine Lot No. 21 and the Extension thereto. With an area of approximately 2,656 sq. m., the site is designated for a commercial and residential development.

(3) May 2007: A wholly owned subsidiary of the Group settled the land premium with the Government in respect of Site C of the Kowloon-Canton Railway Corporation (now known as MTR Corporation Limited) Tai Wai Maintenance Centre Development, Tai Wai, Sha Tin, Sha Tin Town Lot No. 529. Site C comprises a developable residential gross floor area of 113,211 sq. m. The total site area and developable gross floor area for the whole development are approximately 70,600 sq. m. and 313,960 sq. m. respectively.

(4) July 2007: A wholly owned subsidiary of the Group acquired 2A, 2B and 4 Kennedy Terrace, Section A and the Remaining Portion of Section B of Inland Lot No. 1381 and ancillary areas. With an area of approximately 1,018 sq. m., the site is designated for a residential development.

(5) August 2007: A wholly owned subsidiary of the Group executed the particulars and conditions of exchange with the Government in respect of the site at Fung Yuen, Tai Po, Tai Po Town Lot No. 183. The site has an area of approximately 126,290 sq. m. and a developable residential gross floor area of about 87,356 sq. m.

(6) December 2007: A wholly owned subsidiary of the Group executed a development agreement with MTR Corporation Limited for the development at Site E of the Remaining Portion of Tseung Kwan O Town Lot No. 70. With an aggregate area of approximately 13,587 sq. m., the site is earmarked for a residential development with kindergarten estimated to have a developable gross floor area of about 129,544 sq. m. In March 2008, the Group entered into a sale and purchase agreement with Nan Fung Development Limited ("Nan Fung") to dispose of the Group's 15% interest in the development to Nan Fung.

(7) December 2007: A joint venture entered into by a wholly owned subsidiary of the Group and the owner of the land reached an agreement with the Government for the land exchange conditions for the property at Area 85, Tseung Kwan O, Tseung Kwan O Town Lot No. 90. With an area of approximately 19,480 sq. m., the site is designated for a residential development estimated to have a total developable gross floor area of about 97,400 sq. m.

(8) January 2008: A wholly owned subsidiary of the Group entered into a development agreement with the Urban Renewal Authority for the joint development of a site at Nga Tsin Wai Village, Kowloon City.

(9) During the year under review, the Group continued to acquire properties and agricultural land with potential for development. Some of the properties and agricultural land are under varying stages of design and planning applications.

The Mainland and Overseas

(10) January 2007: The Group, the Hutchison Whampoa Group and an independent third party were successful in bidding for a piece of land with an area of approximately 177,262 sq. m. at Zhen Ru Fu Zhong Xin (A3-A6), Putuo District, Shanghai, the Mainland. A sino-foreign equity joint venture company will be established by the Group, the Hutchison Whampoa Group and the independent third party with effective equity interests of 49.2%, 50.4% and 0.4% respectively, for acquiring and developing the land into commercial and residential properties.

(11) February 2007: A 50/50 joint venture company of the Group and the Hutchison Whampoa Group, together with two other consortium partners, and each having a one-third interest, exercised an option, granted in their favour under a joint tender in July 2005, to purchase the remainder of Land Parcel 662 at Marina Boulevard/Central Boulevard, Singapore ("Phase 2 of Marina Bay Land") with a maximum permissible gross floor area of 194,000 sq. m. Phase 2 of Marina Bay Land is planned to be a residential and office development.

(12) March 2007: An indirect 45/45 joint venture company of the Group and the Hutchison Whampoa Group successfully bid for a piece of land with an area of approximately 1,333,333 sq. m. located at Xinhui of Jiangmen District, Guangdong Province, the Mainland for development into residential, hotel and commercial properties. The remaining 10% interest in the joint venture company is held by an independent party.

(13) April 2007: An indirect 47.5/47.5 joint venture company of the Group and the Hutchison Whampoa Group successfully bid for a piece of land with an area of approximately 1,000,000 sq. m. located at Yangjiashan District of Nanping Town, Nanan District, Chongqing, the Mainland for development into residential and commercial properties. The remaining 5% interest in the joint venture company is held by an independent party.

(14) May 2007: A 50/50 joint venture company of the Group and the Hutchison Whampoa Group acquired the entire issued share capital of a company which is the owner of a piece of land at Maofengshan, Guangzhou, the Mainland. With a developable area of approximately 680,000 sq. m., the site is planned for the development of tourism and commercial properties.

(15) July 2007: A wholly owned subsidiary of the Group entered into a conditional share purchase agreement with HSBC Institutional Trust Services (Singapore) Limited ("REIT's Trustee"), in its capacity as trustee of Suntec Real Estate Investment Trust, to dispose of the Group's one-third interest in One Raffles Quay ("ORQ"), a commercial development located in Singapore's central business district, to REIT's Trustee for a total consideration of approximately S$941.5 million minus the face value of a loan which was to be provided by REIT's Trustee to the developer and equitable owner of ORQ (subject to adjustments).

(16) November 2007: An associate of the Group, ARA Asset Management Limited ("ARA"), an Asian real estate fund management company, was listed on the Singapore Exchange Securities Trading Limited. Before the listing, the Group had an equity interest of 30% in ARA. After the listing, the Group's equity interest in ARA was scaled down to approximately 15%. Through the listing, the Group received approximately HK$372 million in proceeds. The total market capitalisation of ARA as at 31st December, 2007 was about HK$3.1 billion.

(17) November 2007: An indirect 50/50 joint venture company of the Group and the Hutchison Whampoa Group successfully bid for two pieces of land with total area of approximately 85,185 sq. m. and a developable total gross floor area of about 148,890 sq. m. located at north of Guan Tian Road and south of Heng Keng Reservoir, Guanlan, Baoan District, Shenzhen, the Mainland for development into residential properties.

(18) December 2007: An indirect 50/50 joint venture company of the Group and the Hutchison Whampoa Group were successful in the bid for a piece of land with a buildable area of approximately 770,604 sq. m. at south of Maan Shan, Caidian District, Wuhan, the Mainland (the "Land") and has established a wholly foreign owned enterprise in the Mainland for the acquisition of the land use right of the Land and the development of the Land.

(19) January 2008: An indirect 50/50 joint venture company of the Group and the Hutchison Whampoa Group successfully bid for a piece of land with an area of approximately 211,621 sq. m. and a developable gross floor area of about 328,229 sq. m. at the east of Ruilin Road and south of Huanbei Road, Jiading District, Shanghai, the Mainland for development into residential and commercial properties.

(20) February 2008: An indirect 50/50 joint venture company of the Group and the Hutchison Whampoa Group successfully bid for a piece of land with an area of approximately 80,600 sq. m. and a developable gross floor area of about 220,460 sq. m. at east of Hongmei Park and north of Wuqing Road, Changzhou, the Mainland for development into residential properties.

(21) During the year under review, the Group's property projects in the Mainland and overseas were on schedule, both in terms of sales and leasing.

Property Sales

Turnover of property sales for the year, including share of property sales of jointly controlled entities, was HK$13,406 million (2006 – HK$13,796 million), a decrease of HK$390 million when compared with last year, and comprised mainly the sale of residential units of three property projects completed in previous years, The Legend at Jardine's Lookout and Crystal Cove of Caribbean Coast in Hong Kong and Costa del Sol in Singapore, and the sale of residential units of property projects completed during the year, including Central Park Towers Phase 1, The Apex, Le Point and Sausalito in Hong Kong and Regency Park Phase VI in the Mainland, of which approximately 57% of these completed units have been sold and recognised as of the year end date.

Contribution from property sales, including share of results of jointly controlled entities, was HK$5,630 million (2006 – HK$5,583 million), an increase of HK$47 million when compared with last year. Contribution margin for property sales during the year remained steady while the economies in Hong Kong and the Mainland grew with solid fundamentals, and the residential property market continued to be active with prices in all sectors rising generally.

Contribution from property sales for 2008 will mainly be derived from the sale of residential units of CASA 880 and The Capitol in Hong Kong, Maison des Artistes in Shanghai, The Riverside in Guangzhou and several other property projects which are scheduled for completion, and from the sale of the remaining residential units of the property projects completed during the year.

As of mid-March 2008, most of the remaining completed residential units of Central Park Towers Phase 1, The Apex, Le Point, Sausalito and those of CASA 880 and The Capitol scheduled for completion have been sold or presold.

Property Rental

Turnover of the Group's property rental for the year was HK$792 million (2006 – HK$624 million), an increase of HK$168 million when compared with last year mainly attributable to the Group's acquisition of the commercial portion of Metro Town in Hong Kong last year and increases in rental rates generally in Hong Kong during the year. The Group's existing investment properties comprise mainly retail shopping malls and commercial office properties in Hong Kong which accounted for approximately 30% and 44% respectively of the turnover of the Group's property rental for the year.

Contribution from property rental, including share of results of jointly controlled entities, was HK$1,231 million (2006 – HK$936 million), an increase of HK$295 million when compared with last year. During the year, the upward trend in rental rates was sustained, both in Hong Kong and in the Mainland, due to continuing demand for commercial office and retail properties, and the Group's investment properties in Hong Kong and those held by jointly controlled entities in the Mainland all reported good rental income growth.

At the balance sheet date, the Group accounted for an increase in the fair value of investment properties of HK$1,815 million (2006 – HK$1,936 million) based on a professional valuation, and shared an increase in the fair value of investment properties of HK$598 million (2006 – HK$564 million) of jointly controlled entities.

Hotels and Serviced Suites

Turnover of the Group's hotels and serviced suites for the year was HK$1,063 million (2006 – HK$729 million), an increase of HK$334 million when compared with last year. The increase in turnover was mainly attributable to the grand opening of Harbourview Horizon All-Suite Hotel late last year and Harbourfront Horizon All-Suite Hotel in June this year.

Contribution from hotels and serviced suites, including share of results of jointly controlled entities, was HK$545 million (2006 – HK$367 million), an increase of HK$178 million when compared with last year. During the year, the economic conditions in Hong Kong and the Mainland were good and the Group's hotels and serviced suites achieved satisfactory occupancy and good room rates, including the Harbourview Horizon All-Suite Hotel and the Harbourfront Horizon All-Suite Hotel which have just commenced operations in Hong Kong. Contribution from jointly controlled entities increased further from last year as Harbour Plaza Metropolis, The Kowloon Hotel in Hong Kong and Grand Hyatt Beijing in the Mainland all reported good operating results.

The Apex Horizon, of which the Group has a 100% interest, was completed in the second half year and will soon commence operation. Furthermore, The Harbour Grand, of which the Group has a joint development interest, is scheduled for completion next year. Both hotels are located in Hong Kong and will make contribution to profit in the coming years.

Property and Project Management

Turnover of property and project management for the year was HK$181 million (2006 – HK$197 million), of which income from property management was HK$150 million (2006 – HK$144 million), an increase of HK$6 million when compared with last year, and income from project related services was HK$31 million (2006 – HK$53 million), a decrease of HK$22 million when compared with last year.

Contribution from property management was HK$93 million (2006 – HK$83 million), an increase of HK$10 million when compared with last year, while project related services made a small contribution to Group profit.

The Group is committed to providing high quality services to properties under our management. At the year end date, the total floor area under the Group's property management was approximately 82 million square feet and this is expected to grow steadily following the gradual completion of the Group's property projects in the years ahead.

Major Associates

The Hutchison Whampoa Group, a listed associate, reported profit attributable to shareholders for the year ended 31st December, 2007 of HK$30,600 million (2006 – HK$20,030 million).

The CK Life Sciences Group, another listed associate, reported profit attributable to shareholders for the year ended 31st December, 2007 of HK$117,001,000 (2006 – HK$102,022,000).

FINANCIAL REVIEW

Liquidity and Financing

The Group monitors its liquidity requirements on a short to medium term basis and arranges refinancing of the Group's borrowings when appropriate. During the year, the Group issued notes with a one-year term in Hong Kong under the retail note issuance programme in the total amount of HK$300 million, and redeemed notes upon maturity in the total amount of HK$2.2 billion.

At the balance sheet date, the outstanding bonds and notes issued by the Group amounted to HK$8.7 billion. Together with bank loans of HK$23.8 billion and a loan from a joint development partner of HK$4 billion, the Group's total borrowings at the balance sheet date were HK$36.5 billion, a decrease of HK$2 billion from the end of last year. The maturity profile is spread over a period of nine years, with HK$8.9 billion repayable within one year, HK$27 billion within two to five years and HK$0.6 billion beyond five years.

The Group's gearing ratio at the balance sheet date was approximately 13.6%, determined as the proportion of the Group's net borrowings (after deducting bank balances and deposits of HK$5.6 billion) to shareholders' funds.

With cash and marketable securities in hand, as well as available banking facilities, the Group's liquidity position remains strong and the Group has sufficient financial resources to satisfy its commitments and working capital requirements.

Treasury Policies

The Group maintains a conservative approach on foreign exchange exposure management. At the balance sheet date, approximately 85.6% of the Group's borrowings were in HK$ with the balance in US$ (or swapped into US$), S$ and RMB mainly for the purpose of financing projects outside Hong Kong. The Group derives its revenue mainly in HK$, cash balances and marketable securities are maintained mainly in HK$ or US$, and the Group ensures that its exposure to fluctuations in foreign exchange rates is minimised.

The Group's borrowings are principally on a floating rate basis. The fixed rate or equity linked bonds and notes issued by the Group have associated swaps arrangements in place to convert the rates and related terms to a floating rate basis.

When appropriate and at times of interest rate or exchange rate uncertainty or volatility, hedging instruments including swaps and forwards are used by the Group in the management of exposure to interest rate and foreign exchange rate fluctuations.

Charges on Assets

At the balance sheet date, certain subsidiaries of the Group pledged assets with aggregate carrying value of HK$1,318 million (2006 – HK$1,138 million) to secure bank loan facilities utilised.

Contingent Liabilities

At the balance sheet date, the Group's contingent liabilities were as follows:

(1) share of contingent liability of jointly controlled entity in respect of guaranteed return payments payable to the other party of a co-operative joint venture in the next 42 years amounted to HK$4,500 million;

(2) guarantees provided for the minimum share of revenue/profit receivable by other partners of joint development projects amounted to HK$1,422 million (2006 – HK$1,422 million); and

(3) guarantees provided for bank loans utilised by jointly controlled entities amounted to HK$3,404 million (2006 – HK$3,701 million).

Employees

At the balance sheet date, the Group employed approximately 8,100 employees for its principal businesses. The related employees' costs for the year (excluding directors' emoluments) amounted to approximately HK$1,279 million. The Group ensures that the pay levels of its employees are competitive and employees are rewarded on a performance related basis, together with reference to the profitability of the Group, remuneration benchmarks in the industry, and prevailing market conditions within the general framework of the Group's salary and bonus system. The Group does not have any share option scheme for employees.

Directors' Biographical Information



LI Ka-shing LI Tzar Kuoi, Victor KAM Hing Lam IP Tak Chuen, Edmond

LI Ka-shing, KBE, GBM, Grand Officer of the Order Vasco Nunez de Balboa, Commandeur de l'Ordre de Leopold, Commandeur de la Légion d'Honneur, JP, aged 79, is the founder of the Group. He has been the Chairman since 1971 and acted as the Managing Director from 1971 to 1998. He is the Chairman of the Remuneration Committee of the Company. Mr. Li has also been the Chairman of Hutchison Whampoa Limited since 1981. He has been engaged in many major commercial developments in Hong Kong for more than 50 years. Mr. Li served as a member of the Hong Kong Special Administrative Region's Basic Law Drafting Committee, Hong Kong Affairs Adviser and the Preparatory Committee for the Hong Kong Special Administrative Region. He is also an Honorary Citizen of a number of cities in the Mainland and overseas. Mr. Li is a keen supporter of community service organisations, and has served as honorary chairman of many such groups over the years. Mr. Li is a current member of the International Business Advisory Council of the United Kingdom. Mr. Li has received Honorary Doctorates from Peking University, The University of Hong Kong, The Hong Kong University of Science and Technology, The Chinese University of Hong Kong, City University of Hong Kong, The Open University of Hong Kong, University of Calgary in Canada and Cambridge University in the United Kingdom. Mr. Li Ka-shing is the father of Mr. Li Tzar Kuoi, Victor, the Managing Director and Deputy Chairman of the Company, and the brother-in-law of Mr. Kam Hing Lam, Deputy Managing Director of the Company.

LI Tzar Kuoi, Victor, aged 43, joined the Group in 1985 and acted as Deputy Managing Director from 1993 to 1998. He has been Deputy Chairman since 1994 and Managing Director since 1999. He is also the Chairman of Cheung Kong Infrastructure Holdings Limited and CK Life Sciences Int'l., (Holdings) Inc., Deputy Chairman of Hutchison Whampoa Limited, an Executive Director of Hongkong Electric Holdings Limited, the Co-Chairman of Husky Energy Inc. and a Director of The Hongkong and Shanghai Banking Corporation Limited. Mr. Victor Li serves as a member of the Standing Committee of the 11th National Committee of the Chinese People's Political Consultative Conference of the People's Republic of China. He is also a member of the Commission on Strategic Development of the Hong Kong Special Administrative Region. He holds a Bachelor of Science degree in Civil Engineering and a Master of Science degree in Structural Engineering. Mr. Victor Li is son of Mr. Li Ka-shing, the Chairman of the Company and a substantial shareholder of the Company within the meaning of Part XV of the Securities and Futures Ordinance, and nephew of Mr. Kam Hing Lam, Deputy Managing Director of the Company.

KAM Hing Lam, aged 61, has been Deputy Managing Director since 1993. He is also the Group Managing Director of Cheung Kong Infrastructure Holdings Limited, the President and Chief Executive Officer of CK Life Sciences Int'l., (Holdings) Inc., an Executive Director of Hutchison Whampoa Limited and Hongkong Electric Holdings Limited, and a Non-executive Director of Spark Infrastructure Group. Mr. Kam is a member of the Beijing Committee of the Chinese People's Political Consultative Conference of the People's Republic of China. He holds a Bachelor of Science degree in Engineering and a Master's degree in Business Administration. Mr. Kam is the brother-in-law of Mr. Li Ka-shing, Chairman of the Company and a substantial shareholder of the Company within the meaning of Part XV of the Securities and Futures Ordinance, and uncle of Mr. Li Tzar Kuoi, Victor, Managing Director and Deputy Chairman of the Company.


CHUNG Sun Keung, Davy
PAU Yee Wan, Ezra
WOO Chia Ching, Grace
CHIU Kwok Hung, Justin

IP Tak Chuen, Edmond, aged 55, has been an Executive Director since 1993 and Deputy Managing Director since 2005. He is also an Executive Director and Deputy Chairman of Cheung Kong Infrastructure Holdings Limited, the Senior Vice President and Chief Investment Officer of CK Life Sciences Int'l., (Holdings) Inc., a Non-executive Director of TOM Group Limited and ARA Asset Management Limited, and a Director of ARA Asset Management (Singapore) Limited and ARA Trust Management (Suntec) Limited. He holds a Bachelor of Arts degree in Economics and a Master of Science degree in Business Administration.

CHUNG Sun Keung, Davy, aged 57, has been an Executive Director since 1993. Mr. Chung is a Registered Architect. He is a member of the 11th Guangzhou Committee of the Chinese People's Political Consultative Conference.

PAU Yee Wan, Ezra, aged 52, joined the Group in 1982 and has been an Executive Director since 1993. Ms. Pau is a Director of Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust and Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust, all being substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

WOO Chia Ching, Grace, aged 51, joined the Group in 1987 and has been an Executive Director since 1996. She holds a Bachelor of Arts degree from the University of Pennsylvania, U.S.A. and a Master's degree in City and Regional Planning from Harvard University, U.S.A.

CHIU Kwok Hung, Justin, aged 57, joined the Group in 1997 and has been an Executive Director since 2000. He is the Chairman of ARA Asset Management Limited (an Asian real estate fund management company listed on the Singapore Exchange Securities Trading Limited), ARA Asset Management (Singapore) Limited as the manager of Fortune REIT, ARA Trust Management (Suntec) Limited as the manager of Suntec REIT, and ARA Asset Management (Prosperity) Limited as the manager of Prosperity REIT. Fortune REIT and Suntec REIT are listed on the Singapore Exchange Securities Trading Limited whereas Prosperity REIT is listed on The Stock Exchange of Hong Kong Limited. Mr. Chiu is also a director of Al Islami Far Eastern Real Estate Fund Limited and of ARA Asia Dragon Limited as the manager of the ARA Asia Dragon Fund. Mr. Chiu has more than 28 years of international experience in real estate in Hong Kong as well as other countries. He is a member of the Shanghai Committee of the Chinese People's Political Consultative Conference and a Fellow of Hong Kong Institute of Real Estate Administration, and he holds Bachelor degrees in Sociology and Economics.

Directors' Biographical Information *(continued)*



LEUNG Siu Hon | FOK Kin-ning, Canning | Frank John SIXT | CHOW Kun Chee, Roland | George Colin MAGNUS | KWOK Tun-li, Stanley | YEH Yuan Chang, Anthony

LEUNG Siu Hon, aged 76, is a Non-executive Director of the Company and has been a Director since 1984. He was an Independent Non-executive Director of the Company prior to his re-designation as a Non-executive Director of the Company in September 2004. Mr. Leung holds a B.A. Law (Honors) (Southampton) degree and has been awarded the Honorary degree of Doctor of Laws by the University of Southampton in July 2001. Mr. Leung is a solicitor of the High Court of the Hong Kong Special Administrative Region and an attesting officer appointed by the PRC. He is presently a consultant of Messrs. S.H. Leung and Co., Solicitors. Mr. Leung is cousin of Mr. Chow Kun Chee, Roland, a Non-executive Director of the Company.

FOK Kin-ning, Canning, aged 56, is a Non-executive Director of the Company and has been a Director since 1985. Mr. Fok is currently the Chairman of Hongkong Electric Holdings Limited, the Group Managing Director of Hutchison Whampoa Limited and Deputy Chairman of Cheung Kong Infrastructure Holdings Limited. He is also the Chairman of Hutchison Harbour Ring Limited, Hutchison Telecommunications International Limited, Hutchison Telecommunications (Australia) Limited and Partner Communications Company Ltd., and the Co-Chairman of Husky Energy Inc. He holds a Bachelor of Arts degree and a Diploma in Financial Management, and is a member of the Australian Institute of Chartered Accountants.

Frank John SIXT, aged 56, is a Non-executive Director of the Company and has been a Director since 1991. He is the Chairman of TOM Group Limited, the Group Finance Director of Hutchison Whampoa Limited, and an Executive Director of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited. He is also a Non-executive Director of Hutchison Telecommunications International Limited and a Director of Hutchison Telecommunications (Australia) Limited, Husky Energy Inc. and Partner Communications Company Ltd. In addition, Mr. Sixt is a Director of Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust and Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust, all being substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance. He holds a Master's degree in Arts and a Bachelor's degree in Civil Law, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.

CHOW Kun Chee, Roland, aged 70, is a Non-executive Director of the Company and has been a Director since 1993. He was an Independent Non-executive Director of the Company prior to his re-designation as a Non-executive Director of the Company in September 2004. Mr. Chow is a solicitor of the High Court of the Hong Kong Special Administrative Region and is a consultant of Messrs. Herbert Tsoi and Partners, Solicitors. Mr. Chow is cousin of Mr. Leung Siu Hon, a Non-executive Director of the Company. Mr. Chow is a Director of Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust and Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust, all being substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance. He holds a Master of Laws degree from the University of London.

George Colin MAGNUS, OBE, aged 72, acted as an Executive Director from 1980 and Deputy Chairman from 1985 until he retired from these offices in October 2005. He has been a Non-executive Director of the Company since November 2005. He is also a Non-executive Director of Hutchison Whampoa Limited, Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited. He holds a Master's degree in Economics.

KWOK Tun-li, Stanley, aged 81, is an Independent Non-executive Director, and a member of the Audit Committee and the Remuneration Committee of the Company. He has been a Director since 1989. Mr. Kwok holds a Bachelor's degree in Science (Architecture) from St. John's University, Shanghai, China, and an A.A. Diploma from the Architectural Association School of Architecture, London, England. He is also presently a Director of Amara International Investment Corporation, CTC Bank of Canada, Husky Energy Inc. and Stanley Kwok Consultants Inc.


Simon MURRAY
CHOW Nin Mow, Albert
HUNG Siu-lin, Katherine
WONG Yick-ming, Rosanna
CHEONG Ying Chew, Henry
KWAN Chiu Yin, Robert

YEH Yuan Chang, Anthony, aged 84, is an Independent Non-executive Director of the Company. He has been a Director since 1993. Mr. Yeh holds a Master's degree in Science (Mechanical Engineering). He is the Honorary Life President of Tai Ping Carpets International Limited.

Simon MURRAY, CBE, aged 68, is an Independent Non-executive Director of the Company. He has been a Director since 1993. Mr. Murray is currently the Chairman of General Enterprise Management Services (International) Limited (GEMS Ltd.), a private equity fund management company. He is also a director of a number of listed companies including Orient Overseas (International) Limited.

CHOW Nin Mow, Albert, aged 58, has been a Director of the Company since 1983. Mr. Chow acted as a Non-executive Director from April 1997 to October 2004 and has been an Independent Non-executive Director of the Company since October 2004. He is the Chairman and Managing Director of Wah Yip (Holdings) Limited.

HUNG Siu-lin, Katherine, aged 60, joined the Group in March 1972, and acted as an Executive Director from 1985 to August 2000. She was a Non-executive Director from September 2000 to October 2004, and has been an Independent Non-executive Director of the Company since October 2004. She has been appointed as a member of the Audit Committee of the Company on 1st January, 2007. Ms. Hung is a member of the Tianjin Committee of the 12th Chinese People's Political Consultative Conference of the People's Republic of China; also Director of Li Ka Shing Foundation Limited, Member of HKSARG Estate Agents Authority, Supervisory Board Member of Hong Kong Housing Society, Court Member of The Hong Kong Polytechnic University, Steering Committee Member of the Institute for Enterprise of The Hong Kong Polytechnic University and Secretary of the Scout Association of Hong Kong. She was Council Member of Lingnan University from 1999 to 2004.

WONG Yick-ming, Rosanna, DBE, JP, aged 55, has been an Independent Non-executive Director since 2001 and is a member of the Remuneration Committee of the Company. She holds a Doctor of Philosophy degree in Sociology from the University of California (Davis), U.S.A. and has been awarded Honorary Doctorates from The Chinese University of Hong Kong, The Hong Kong Polytechnic University, The University of Hong Kong, The Hong Kong Institute of Education and University of Toronto in Canada. She is currently a member of the National Committee of the Chinese People's Political Consultative Conference, the Judicial Officers Recommendation Commission and the Commission on Strategic Development. She acted as the Chairman of the Education Commission of the Hong Kong Special Administrative Region until she retired from this office in April 2007. She is the Executive Director of The Hong Kong Federation of Youth Groups and a Director of The Hongkong and Shanghai Banking Corporation Limited.

CHEONG Ying Chew, Henry, aged 60, has been an Independent Non-executive Director and a member of the Audit Committee of the Company since September 2004. He has been appointed as the Chairman of the Audit Committee of the Company on 1st January, 2007. Mr. Cheong holds a Bachelor of Science degree in Mathematics and a Master of Science degree in Operational Research and Management. He is also an Independent Non-executive Director of Cheung Kong Infrastructure Holdings Limited, Excel Technology International Holdings Limited, New World Department Store China Limited, SPG Land (Holdings) Limited and TOM Group Limited, all being listed companies in Hong Kong, and FFP Golden Asia Fund Inc. (formerly known as Jade Asia Pacific Fund Inc.), a company listed in Ireland.

KWAN Chiu Yin, Robert, JP, aged 71, had been an Independent Non-executive Director and the Chairman of the Audit Committee of the Company since September 2004 until he resigned from these offices in January 2007. Mr. Kwan was re-appointed as an Independent Non-executive Director of the Company in March 2007. He is a retired Certified Public Accountant. He received his Master of Arts degree at Cambridge University and qualified as a Fellow of the Institute of Chartered Accountants in England and Wales and a Fellow of the Hong Kong Institute of Certified Public Accountants. He was the Past Chairman of Deloitte Touche Tohmatsu, Certified Public Accountants in Hong Kong and Ocean Park Corporation. Mr. Kwan was an Independent Non-executive Director of CK Life Sciences Int'l., (Holdings) Inc., Pak Fah Yeow International Limited, Melco International Development Limited and Shun Tak Holdings Limited, all being listed companies.

Senior Management's Biographical Information

Accounts Department

Man Ka Keung, Simon, aged 50, Director, Corporate Strategy Unit & Chief Manager, joined the Group in December 1987. He is Alternate Director to Mr. Edmond Ip, Deputy Chairman and Executive Director of Cheung Kong Infrastructure Holdings Limited. He has over 27 years of experience in accounting, taxation, financing and auditing. He holds a Bachelor's degree in Economics and is an associate member of The Institute of Chartered Accountant in Australia.

Lee Shu Yan, Simon, aged 44, Senior Manager, joined the Group in October 1987. He has over 25 years of experience in accounting. He holds a Postgraduate Diploma in Management Studies. He is a fellow member of The Association of Chartered Certified Accountants, a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a non-practising member of The Chinese Institute of Certified Public Accountants.

Ng Yuet Fong, Betty, aged 59, Manager, joined the Group in September 1993. She has over 35 years of experience in accounting and treasury. She holds a Bachelor of Business Administration degree in Accounting.

Building Cost & Contract Department

Kwan Chi Kin, Anthony, aged 52, Chief Manager, joined the Group in May 1990. He has over 30 years of experience in building construction and quantity surveying. He holds a Higher Diploma in Building Technology and Management. He is a Registered Professional Engineer, a professional member of The Royal Institution of Chartered Surveyors, a member of The Hong Kong Institute of Surveyors, a member of The Chartered Institute of Building, a member of The Hong Kong Institution of Engineers, a member of the Hong Kong Institute of Construction Managers and a member of Chartered Management Institute.

Cheung Ka Sing, Henry, aged 49, Contracts Manager, joined the Group in November 1996. He has over 25 years of experience in quantity surveying. He holds a Master of Science degree in Construction Management. He is a Professional Quantity Surveyor of The Canadian Institute of Quantity Surveyors.

Ho Kin Chung, Richard, aged 52, Contracts Manager, joined the Group in March 2000. He has over 29 years of experience in quantity surveying. He holds a Higher Diploma in Building Technology & Management. He is a professional member of The Royal Institution of Chartered Surveyors and a member of The Hong Kong Institute of Surveyors.

Wong Tak On, Andy, aged 44, Contracts Manager, joined the Group in May 1997. He has over 20 years of experience in quantity surveying. He holds a Bachelor of Applied Science degree in Building Studies. He is a member of The Royal Institution of Chartered Surveyors and a member of The Hong Kong Institute of Surveyors.

Yau Charm Ping, Steve, aged 48, Contracts Manager, joined the Group in June 1987. He has over 26 years of experience in quantity surveying. He holds an Advanced Higher Diploma in Quantity Surveying and is a professional member of The Royal Institution of Chartered Surveyors.

Chairman's Office

Au Siu Yin, Amy, aged 45, Manager, joined the Group in February 1990. She has over 23 years of experience in office and charity project management. She holds a Bachelor of Arts degree with Honours and a Master's degree in Business Administration. She is an associate member of The Institute of Chartered Secretaries and Administrators.

Yue Shuk Chun, Jennie, aged 47, Manager & Secretary to Chairman, joined the Group in March 1993. She has over 28 years of experience in secretarial and office management. She holds a Bachelor of Social Sciences degree.

China Department

Beijing

Chan Yuet Ming, Louis, aged 48, General Manager, Beijing Oriental Plaza Company Limited, Beijing PoGarden Real Estates Development Company Limited and Beijing ChangLe Real Estate Development Company Limited, joined the Group in October 1992. He has over 23 years of experience in property development. He holds a Bachelor of Science degree in Architecture, a Bachelor's degree in Architecture and an Executive Master's degree in Business Administration. He is a Registered Architect, an Authorised Person (List of Architects) of the Hong Kong Special Administrative Region, a member of the Hong Kong Institute of Architects and a member of the Chinese People's Political Consultative Conference (Dong Cheng District, Beijing).

Leung Shau Yung, Fabian, aged 45, Project Manager, ChangLe Project, joined the Group in May 1997. He has over 19 years of experience in project management. He holds a Bachelor of Science degree in Architecture and a Bachelor of Architecture degree. He is a Registered Architect, an Authorised Person (List of Architects) of the Hong Kong Special Administrative Region and a member of the Hong Kong Institute of Architects.

Ng Wai Ling, Carrie, aged 39, Finance Manager, ChangLe Project, joined the Group in October 2005. She has over 15 years of experience in accounting and auditing. She holds a Master of Science degree in Financial Management. She is a fellow member of The Association of Chartered Certified Accountants.

Beijing Office

Wang Qi, James, aged 44, Manager, Business Development, joined the Cheung Kong Group in September 1991. He has over 22 years of experience in business development and is the Chief Representative of the Beijing Office of the Company. He holds a Master's degree in Management Science.

Guangzhou

Tang Sek Wai, Max, aged 48, Project Manager, Guangzhou Project, joined the Group in November 1986. He has over 22 years of experience in project management. He holds a Master's degree in Environmental Engineering Management and a Master's degree in Business Administration (Executive). He is a Chartered Builder, a member of The Hong Kong Institution of Engineers and a member of Hong Kong Institute of Construction Managers.

Lam Ka Keung, aged 50, Project Manager, Guangzhou Project, joined the Group in June 1994. He has over 30 years of experience in project management. He holds a Higher Certificate in Construction Technology.

Shanghai

Lam Yuk, Bruce, aged 39, Project Manager, Shanghai Project, joined the Group in June 1998. He has over 14 years of experience in project management. He holds a Bachelor of Arts degree with Honours in Architectural Studies, a Master's degree in Architecture, a Master's degree in Business Administration and a Postgraduate Diploma in Project Management. He is a Registered Architect, a member of the Hong Kong Institute of Architects and possesses the qualification of PRC Class 1 Registered Architect.

Ma Ching Che, Christina, aged 49, Project Manager, Shanghai Project, joined the Group in August 2007. She has over 21 years of experience in project management. She holds a Bachelor of Science degree with Honours in Architectural Studies and Structural Design and a Diploma in Architecture. She is a Registered Architect, an Authorised Person (List of Architects) of the Hong Kong Special Administrative Region, a corporate member of The Royal Institute of British Architects and a member of the Hong Kong Institute of Architects.

Au Hoe Kye, Quincy, aged 52, Finance Manager, Shanghai Project, joined the Group in September 1994. He has over 20 years of experience in accounting. He is an associate member of The Institute of Chartered Accountants in England and Wales, a fellow member of The Association of Chartered Certified Accountants and a fellow of the Hong Kong Institute of Certified Public Accountants.

Cheung Wing Cheong, Alan, aged 58, E & M Manager, Shanghai Project, joined the Group in December 2006. He has over 33 years of experience in electrical & mechanical engineering. He holds a Master of Science degree in Engineering Management. He is a member of The Chartered Institution of Building Services Engineers (UK) and a member of The Hong Kong Institution of Engineers.

China Hotels

Chu Yu Fai, Kenneth, aged 55, Business Development Manager, China Hotels, joined the Group in July 1994. He has over 29 years of experience in finance, accounting, auditing, hotel management and business development. He holds a Bachelor of Arts degree in Economics and a Bachelor of Commerce degree in Business Administration. He is a Certified Management Accountant.

Hui Tung Keung, Tommy, aged 45, Business Development Manager, China Hotels, joined the Group in January 1994. He has over 24 years of experience in accounting, hotel and property management. He holds a Master's degree in Business Administration.

Lee Chi Kin, Casey, aged 45, Business Development Manager, China Hotels, joined the Group in August 1998. He has over 23 years of experience in accounting, hotel management and property development. He holds a Bachelor of Social Sciences degree with Honours. He is a member of The Chinese Institute of Certified Public Accountants, a fellow member of The Association of Chartered Certified Accountants, a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants, a member of The Institute of Chartered Accountants in England and Wales and a member of the Chinese People's Political Consultative Conference (Shenyang).

Cheung Sau Ying, Dorothy, aged 46, Finance Manager, China Hotels, joined the Group in August 2000. She has over 25 years of experience in accounting. She holds a Higher Certificate in Company Secretaries and Administration. She is an associate member of The Institute of Chartered Secretaries and Administrators and an associate member of The Hong Kong Institute of Chartered Secretaries.

Ng Hok Leung, Sidney, aged 52, Project Manager, China Hotels, joined the Group in June 1998. He has over 33 years of experience in hotel construction, E & M engineering and property management.

Company Secretarial Department

Yeung, Eirene, aged 47, Director, Corporate Strategy Unit and Company Secretary, joined the Group in August 1994. She has over 23 years of experience in corporate and commercial legal work, listing, regulatory and origination compliance and company secretarial field. She is also Alternate Director to Mr. Kam Hing Lam, Group Managing Director of Cheung Kong Infrastructure Holdings Limited; the Company Secretary of CK Life Sciences Int'l., (Holdings) Inc.; and a Director of ARA Asset Management (Singapore) Limited. She is a member of the Dual Filing Advisory Group of the Securities and Futures Commission, a member of the Board of Review (Inland Revenue Ordinance) and a member of the Companies Ordinance Rewrite Advisory Group; and was a Part-time Member of the Central Policy Unit of the Government of the Hong Kong Special Administrative Region ("HKSAR") from 2005 to 2007. She is a solicitor of the High Court of HKSAR and of the Supreme Court of Judicature in England and Wales, and a fellow member of The Hong Kong Institute of Chartered Secretaries and The Institute of Chartered Secretaries and Administrators. She holds a Master of Science degree in Finance, a Master's degree in Business Administration and a Bachelor's degree in Laws.

Law Kai Chung, Edmund, aged 40, Assistant Chief Manager, joined the Group in October 2000. He is also the Company Secretary of Cheung Kong Infrastructure Holdings Limited. He has over 14 years of experience in the legal field. He holds a Bachelor's degree in Laws. He is a solicitor of the High Court of the Hong Kong Special Administrative Region and of the Supreme Court of England and Wales. He is a member of The Law Society of Hong Kong.

Tse Kwok Yee, Erica, aged 33, Senior Manager, joined the Group in September 2002. She has over 10 years of experience in the legal field. She holds a Bachelor's degree in Laws. She is a solicitor of the High Court of the Hong Kong Special Administrative Region and of the Supreme Court of England and Wales. She is a member of The Law Society of Hong Kong and of The Law Society of England and Wales.

Chan Ho Choi, Bons, aged 43, Manager, joined the Group in March 1997. He has over 17 years of experience in company secretarial field. He holds a Master of Business degree. He is an associate member of The Institute of Chartered Secretaries and Administrators and an associate member of The Hong Kong Institute of Chartered Secretaries.

Senior Management's Biographical Information *(continued)*

Chan Siu Yin, Bomie, aged 37, Manager, joined the Group in April 2007. She has over 14 years of experience in accounting, finance, auditing and the company secretarial field. She holds a Graduate Diploma in China Business Law and a Diploma in Accounting. She is a fellow member of The Association of Chartered Certified Accountants and a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants.

Cheng Shuk Chi, Bridie, aged 36, Manager, joined the Group in September 2004. She has over 12 years of experience in the company secretarial field. She holds a Bachelor's degree with Honours in Business Administration. She is an associate member of The Institute of Chartered Secretaries and Administrators and an associate member of The Hong Kong Institute of Chartered Secretaries.

Construction Audit & Quality Assurance Department

Tsui Ying Kit, Simon, aged 48, Manager, joined the Group in March 1976. He has over 27 years of experience in electrical and mechanical engineering and building quality management. He holds a Master of Science degree in Facility Management, and is a Certified Facility Manager and a member of International Facility Management Association.

Corporate Affairs Department

Tong Barnes Wai Che, Wendy, aged 47, Chief Corporate Affairs Officer, joined the Group in March 1999. She is also the Chief Corporate Affairs Officer of Cheung Kong Infrastructure Holdings Limited and CK Life Sciences Int'l., (Holdings) Inc. She has over 23 years of experience in public relations, marketing communications and corporate affairs. She holds a Bachelor's degree in Business Administration.

Cheong Yuen Mei, Winnie, aged 39, Deputy Chief Manager, joined the Group in March 1999. She has over 17 years of experience in public relations and corporate affairs. She holds a Bachelor of Arts degree with Honours in Philosophy.

Tsui Sau Yuen, Anita, aged 44, Deputy Chief Manager, joined the Group in August 2005. She has over 18 years of experience in advertising and marketing communications. She holds a Diploma in Journalism.

Cheung Yim Lam, Carolina, aged 34, Corporate Affairs Manager, joined the Group in May 2003. She has over 11 years of experience in public relations and corporate affairs. She holds a Bachelor of Social Science degree with Honours in Journalism and Communication.

Lai Man Yee, Emily, aged 40, Marketing Communications Manager, joined the Group in April 1995. She has over 16 years of experience in advertising and marketing communications. She holds a Bachelor of Business Administration degree with Honours.

Corporate Business Development

Ma Lai Chee, Gerald, aged 40, Director, Corporate Strategy Unit & Chief Manager, joined the Group in February 1996. He is a Director of AMTD Financial Planning Limited, iBusiness Corporation Limited, CK Communications Limited, Beijing Net-Infinity Technology Development Company Limited, mReferral Corporation (HK) Limited and Silk Telecom Pty Limited. He is also Alternate Director to Mr. Peter Wong, Executive Director of Hutchison Telecommunications International Limited and a Non-Executive Director of ARA Asset Management (Prosperity) Limited and The Ming An (Holdings) Company Limited. He has over 18 years of experience in banking, investment and portfolio management, real estate development and marketing, and managing IT related ventures and services. He holds a Bachelor of Commerce degree in Finance and a Master of Arts degree in Global Business Management. He is a member of the Finance Committee and the Hospitality Services Committee of Caritas Hong Kong, a member of the Chancellor's Circle of the University of British Columbia, Canada ("UBC") and a member of the Dean's Advisory Board for the Faculty of Arts of UBC.

Lee Kwong Wang, Francis, aged 37, Deputy Chief Manager, joined the Cheung Kong Group in August 2000. He is a Director of PowerCom Network Hong Kong Limited, Videofone Company Limited, Videofone International Limited and Beijing Net-Infinity Technology Development Company Limited. He has over 15 years of experience in banking, investment and managing technology related ventures. He holds a Bachelor of Science degree with Honours and a Master's degree in Business Administration. He is a Chartered Financial Analyst, a member of the CFA Institute and a member of The Hong Kong Society of Financial Analysts Limited.

Chan Cheuk Man, Curley, aged 36, Senior Manager, joined the Cheung Kong Group in July 2000. He has over 13 years of experience in finance, investment and business development. He holds a Bachelor of Arts degree with Honours in Accountancy and a Master of Science degree in Accounting and Finance. He is a fellow member of The Association of Chartered Certified Accountants and a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants.

Lau Chun Yu, Sophia, aged 28, Manager, joined the Cheung Kong Group in August 2000. She has over 7 years of experience in business development. She holds a Bachelor of Science degree, a Bachelor of Commerce degree and a Master's degree in International and Public Affairs.

Design & Promotion Department

Leung Yuen Kwan, Josephine, aged 39, Senior Manager, joined the Group in July 1995. She has over 14 years of experience in design, promotion, market research and property sales. She holds a Bachelor of Commerce degree in Marketing and Finance.

Chan Yee, Ringo, aged 40, Design Manager, joined the Group in November 2006. He has over 14 years of experience in design, advertising and promotion. He holds a Bachelor of Arts degree in Graphic Design.

Development Department

Shen Wai Yee, Grace, aged 56, Chief Manager, Construction Management Division, joined the Group in September 1989. She has over 26 years of experience in project management. She holds a Bachelor of Arts degree in Sociology and a Bachelor of Architecture degree. She is a Registered Architect, an Authorised Person (List of Architects) of the Hong Kong Special Administrative Region and a member of the Hong Kong Institute of Architects.

Chan Ho Kei, Kevin, aged 35, Project Manager, joined the Group in June 2003. He has over 9 years of experience in project management. He holds a Bachelor of Arts degree with Honours in Architectural Studies and a Master's degree in Architecture. He is a Registered Architect, an Authorised Person (List of Architects) of the Hong Kong Special Administrative Region and a member of the Hong Kong Institute of Architects.

Chan Hon Shing, aged 46, Project Manager, joined the Group in December 1995. He has over 21 years of experience in architectural profession and project management. He holds a Bachelor of Arts degree with Honours in Architectural Studies and a Bachelor of Architecture degree. He is a Registered Architect, an Authorised Person (List of Architects) of the Hong Kong Special Administrative Region and a member of the Hong Kong Institute of Architects.

Chan Kwok Keung, Dennis, aged 40, Project Manager, joined the Group in May 1997. He has over 14 years of experience in project management. He holds a Bachelor of Arts degree with Honours in Architecture, a Master's degree in Architecture, and a Master's degree in Business Administration in Digital Technologies Management. He is a Registered Architect, an Authorised Person (List of Architects) of the Hong Kong Special Administrative Region, a member of the Hong Kong Institute of Architects, and a member of the Chartered Institute of Arbitrators.

Chu Tak Kwong, Andy, aged 47, Project Manager, joined the Group in June 1998. He has over 23 years of experience in architectural profession and project management. He holds a Bachelor's degree in Architecture. He is a Registered Architect, an Authorised Person (List of Architects) of the Hong Kong Special Administrative Region, a member of The Royal Australian Institute of Architects and a member of the Hong Kong Institute of Architects.

Leung Chun Fung, Victor, aged 49, Project Manager, joined the Group in May 1995. He has over 24 years of experience in project management. He holds a Bachelor of Engineering degree with Honours in Civil Engineering and a Diploma in Construction Management.

Leung Chung Ping, Louis, aged 40, Project Manager, joined the Group in November 2003. He has over 12 years of experience in project management. He holds a Bachelor of Science degree with Honours in Architecture and a Master's degree in Architecture. He is a Registered Architect, an Authorised Person (List of Architects) of the Hong Kong Special Administrative Region and a member of the Hong Kong Institute of Architects.

Lo Kin Yip, Terence, aged 44, Project Manager, joined the Group in January 1999. He has over 18 years of experience in project management. He holds a Bachelor of Arts degree with Honours in Architectural Studies and a Bachelor of Architecture degree. He is a Registered Architect, an Authorised Person (List of Architects) of the Hong Kong Special Administrative Region, a corporate member of The Royal Institute of British Architects, a member of the Hong Kong Institute of Architects and an associate member of The Chartered Institute of Arbitrators.

Pun Wing Chiu, Anthony, aged 44, Project Manager, Structural, joined the Group in September 1999. He has over 20 years of experience in project/structural engineering management. He holds a Bachelor of Science degree with Honours in Civil Engineering. He is a Chartered Engineer, a Registered Professional Engineer, a Registered Structural Engineer, a member of The Hong Kong Institution of Engineers and a member of The Institution of Structural Engineers.

Yiu Chi Wai, Albert, aged 36, Project Manager, joined the Group in June 2001. He has over 11 years of experience in project management. He holds a Bachelor of Arts degree with Honours in Architectural Studies, a Master's degree in Architecture and a Postgraduate Diploma in Construction Project Management. He is a Registered Architect, an Authorised Person (List of Architects) of the Hong Kong Special Administrative Region, a member of the Hong Kong Institute of Architects and a member of Hong Kong Institute of Construction Managers.

Mak Kwok Keung, Charles, aged 46, Senior Construction Manager, joined the Group in January 1994. He has over 25 years of experience in construction management. He holds a Postgraduate Diploma in Construction Management.

Wong Yin Li, Raymond, aged 51, Senior Construction Manager, joined the Group in November 1989. He has over 22 years of experience in construction management. He holds a Higher Diploma in Building Technology and Management.

E & M Department

Lo Kin Hing, Isaac, aged 46, Senior Manager, joined the Group in April 2003. He has over 21 years of experience in electrical & mechanical engineering. He holds a Master of Science degree in Construction Project Management. He is a Chartered Engineer, a Registered Professional Engineer, a fellow of The Chartered Institution of Building Services Engineers (UK), a fellow of The Institute of Engineering and Technology and a fellow of The Hong Kong Institution of Engineers.

Finance Department

Andrew J. Hunter, aged 49, Chief Financial Officer, joined the Cheung Kong Group in 1988. He is also an Executive Director and Chief Operating Officer of Cheung Kong Infrastructure Holdings Limited and an Executive Director of Hong Kong Electric Holdings Limited. He has over 24 years of experience in accounting and financial management. He holds a Master of Arts degree and a Master's degree in Business Administration. He is a member of the Institute of Chartered Accountants of Scotland and of the Hong Kong Institute of Certified Public Accountants.

Human Resources & Administration Department

Pong Yiu Kee, Alice, aged 52, Chief Manager, joined the Group in September 2001. She has over 28 years of experience in human resources and administration management. She is a member of the Hong Kong Management Association and of the Hong Kong Institute of Human Resource Management.

Senior Management's Biographical Information *(continued)*

Pau Shiu Yung, Anita, aged 51, Senior Manager, Administration, joined the Group in December 1977. She has over 30 years of experience in office administration management. She is a member of the Hong Kong Institute of Human Resource Management.

Ng Po Lung, aged 46, Manager, Administration, joined the Group in November 1993. He has over 23 years of experience in office administration management. He holds a Bachelor of Social Science degree with Honours and a Master's degree in Business Administration.

Tsang Chi Lun, Alan, aged 39, Manager, Human Resources, joined the Group in April 2002. He has over 15 years of experience in human resources management. He holds a Bachelor of Arts degree with Honours in Hospitality Management and a Master's degree in Business Administration. He is a member of the Hong Kong Institute of Human Resource Management.

Information Technology Department

Lum Man Fai, Brian, aged 40, Senior Manager, joined the Cheung Kong Group in August 2000. He has over 16 years of experience in information technology and telecommunication. He holds a Bachelor of Science degree with Honours in Electronics and a Master's degree in Business Administration.

Yung Wing Hung, Nelson, aged 37, System Manager, joined the Group in November 1994. He has over 13 years of experience in information technology management. He holds a Bachelor of Science degree with Honours in Computer Science and is a member of the Hong Kong Computer Society.

Internal Audit Department

Lee King Yuen, Albert, aged 52, Senior Manager, joined the Group in November 1987. He has over 30 years of experience in auditing. He holds a Bachelor of Science degree in Business Administration. He is a fellow member of The Association of Chartered Certified Accountants and a fellow of the Hong Kong Institute of Certified Public Accountants.

Leasing Department

Wong See Hang, Resina, aged 44, Deputy Chief Manager, Leasing, joined the Group in June 1990. She is a Director of Cheung Kong Real Estate Limited. She has over 22 years of experience in property leasing. She holds a Bachelor of Arts degree with Honours in History and a Master of Science degree in Facilities Management.

Lee Po Chu, Eileen, aged 47, Senior Leasing Manager, joined the Group in October 2003. She has over 26 years of experience in property leasing. She holds a Diploma in Business.

Wong Ling Fei, Mable, aged 45, Senior Leasing Manager, joined the Group in September 2002. She has over 19 years of experience in property leasing.

Fung Kam Sun, Kam, aged 47, Leasing Manager, joined the Group in June 2007. He has over 21 years of experience in property leasing. He holds a Bachelor of Arts degree and a Master's degree of Housing Management. He is a Registered Professional Housing Manager, a member of The Chartered Institute of Marketing, a corporate member of the Chartered Institute of Housing, a corporate member of The Hong Kong Institute of Housing, and a member of the Hong Kong Institute of Real Estate Administration.

Lam Ka Wo, Patrick, aged 34, Leasing Manager, joined the Group in August 2007. He has over 11 years of experience in property leasing.

Ng Kwok Leung, Christopher, aged 46, Manager, E-Park, joined the Group in October 2007. He has over 15 years of experience in car park management. He holds a Bachelor of Science degree with Honours in Engineering and a Postgraduate Diploma in Business Administration.

Legal Department

Yip Kin Ming, Emmanuel, aged 55, Chief Manager, joined the Group in July 1985. He has over 24 years of experience in legal field. He holds a Diploma in Economics.

Wong Fung King, Amy, aged 48, Senior Legal Manager, joined the Group in June 1998. She has over 23 years of experience in legal field. She holds a Bachelor of Laws degree with Honours and a Postgraduate Certificate in Laws. She is a solicitor of the High Court of the Hong Kong Special Administrative Region.

Managerial

Fung Chi Wai, Chris, aged 44, Manager, joined the Group in April 2000. He has over 18 years of experience in financial management and investment. He holds a Bachelor of Social Sciences degree with Honours and a Master's degree in Business Administration. He is a Chartered Financial Analyst, a member of the CFA Institute and a member of The Hong Kong Society of Financial Analysts Limited.

Property Investment & Valuation Department

Chiu Siu Kam, Selene, aged 41, Assistant Chief Manager, joined the Group in February 1997. She has over 18 years of experience in property development & investment, land management and property valuation. She holds a Bachelor of Science degree with Honours in Estate Management and a Master's degree in Business Administration. She is a Registered Professional Surveyor and a member of The Hong Kong Institute of Surveyors.

Chan Man Wai, Anthony, aged 45, Senior Manager, joined the Group in January 1994. He has over 18 years of experience in property development & investment, land management and property valuation. He holds a Bachelor of Science degree with Honours in Electrical Engineering, a Master's degree in Business Administration and a Master of Science degree in Land Management. He is a Registered Professional Surveyor, a member of The Royal Institution of Chartered Surveyors and a member of The Hong Kong Institute of Surveyors.

Ho Kwong Ngai, Eric, aged 44, Senior Manager, joined the Group in July 2005. He has over 17 years of experience in property development & investment, land management and property valuation. He holds a Bachelor of Science degree with Honours in Estate Management and a Master of Science degree in International Real Estate. He is a Registered Professional Surveyor, a professional member of The Royal Institution of Chartered Surveyors and a member of The Hong Kong Institute of Surveyors.

Leung Hon Man, Alex, aged 36, Manager, joined the Group in May 1996. He has over 13 years of experience in property development & investment, land management and property valuation. He holds a Bachelor of Social Science degree with Honours. He is a member of The Hong Kong Institute of Surveyors.

Sales Department

Lau Kai Man, Joseph, aged 49, Deputy Chief Manager, Sales, joined the Group in June 1981. He is a Director of Cheung Kong Real Estate Limited. He has over 29 years of experience in property sales.

Kwok Tze Wai, William, aged 42, Deputy Chief Manager, Sales, joined the Group in May 1989. He is a Director of Cheung Kong Real Estate Limited. He has over 19 years of experience in property sales. He holds a Bachelor of Science degree in Business Administration Marketing.

Wong See Chung, Francis, aged 46, Deputy Chief Manager, Sales, joined the Group in January 1994. He is a Director of Cheung Kong Real Estate Limited. He has over 12 years of experience in property sales. He holds a Master's degree in Business Administration.

Yuen Tim Hung, Kenneth, aged 50, Senior Sales Manager, joined the Group in March 1984. He has over 26 years of experience in advertising, marketing and property sales. He holds a Diploma in Communications. He is an affiliate member (Professional) of The Chartered Institute of Marketing.

Cho Kau Ming, Iris, aged 39, Sales Manager, joined the Group in May 1995. She has over 13 years of experience in property sales. She holds a Bachelor of Science degree in Business Administration.

Fung Hoi Lun, Helen, aged 37, Sales Manager, joined the Group in March 2001. She has over 14 years of experience in property sales. She holds a Higher Diploma in Hotel and Catering Management.

Yang Chung Wing, Terence, aged 39, Sales Manager, joined the Group in June 2002. He has over 14 years of experience in property sales and market research. He holds a Bachelor's degree in Business and a Professional Diploma in Real Estate Administration.

Ng Chui Ha, Fiona, aged 44, Manager, Sales Administration, joined the Group in December 1990. She has over 21 years of experience in sales administration. She holds a Bachelor of Arts degree in History.

Tai Mei Ling, Marinda, aged 49, Manager, Customer Service, joined the Group in August 1985. She has over 22 years of experience in customer service.

Wong Oi Ling, Irene, aged 39, Manager, Sales Administration, joined the Group in May 1996. She has over 14 years of experience in sales administration. She holds a Bachelor of Arts degree.

Sales Department – Building Management

Ho Kwong Fai, Ellickey, aged 45, Assistant Chief Manager, Building Management, joined the Group in September 1994 and is a Director of Goodwell-Fortune Property Services Limited and Goodwell-Prosperity Property Services Limited. He has over 22 years of experience in building management and holds a Professional Diploma in Real Estate Administration.

Wong Wo Muk, Philip, aged 48, Manager, Building Management, joined the Group in May 1987 and is a Director of Goodwell-Fortune Property Services Limited. He has over 25 years of experience in building management. He holds a Bachelor of Arts degree with Honours in Business Studies and a Postgraduate Diploma in Surveying (Real Estate Development).

Risk Factors

The Group's businesses, financial condition, results of operations or growth prospects may be affected by risks and uncertainties pertaining to the Group's businesses. The factors set out below are those that the Group believes could result in the Group's businesses, financial condition, results of operations or growth prospects differing materially from expected or historical results. These factors are by no means exhaustive or comprehensive, and there may be other risks in addition to those shown below which are not known to the Group or which may not be material now but could turn out to be material in the future. In addition, this Annual Report does not constitute a recommendation or advice for you to invest in the shares of the Company and investors are advised to make their own judgment or consult their own investment advisors before making any investment in the shares of the Company.

Property Developments

There exist general risks inherent in property development and in the ownership of properties, including, among other things, risks that financing for development may not be available on favourable terms, that construction may not be completed on schedule or within budget, that long-term financing may not be available on completion of construction, that developed properties may not be sold or leased on profitable terms, that there will be intense competition from other developers or property owners which may lead to vacancies or an inability to sell or rent properties on favourable terms, that purchasers or tenants may default, that properties hold for rental purpose will need to be renovated, repaired and re-let on a periodic basis, that it may not be possible to renew leases or re-let spaces as existing leases expire, and that the property market conditions are subject to changes in environmental laws and regulations and zoning laws and other governmental rules and fiscal policies. Property values and rental values are also affected by factors such as political developments, governmental regulations and changes in planning or tax laws, levels of interest rates and consumer prices and the overall supply of properties.

Investment in property is generally illiquid, which may limit the ability of the Group in timely realising property assets into cash.

In addition, suitable land of significant size are not easy to obtain due to limited undeveloped land area in Hong Kong. In the Mainland, the supply of substantially all land is controlled by the relevant authorities and a land premium has to be paid to the relevant authorities for acquiring the land use rights. Acquisition of land in other overseas markets may be subject to various other regulatory requirements or restrictions. Future growth prospects of property developers (including the Group) may therefore be affected by the availability and price levels of prime sites in Hong Kong, the Mainland and other overseas markets.

Besides, properties could suffer physical damage by fire or other causes and the Group may be exposed to any potential risks associated with public liability claims, resulting in losses (including loss of rent) which may not be fully compensated for by insurance proceeds, and these may in turn affect the Group's financial condition or results of operations. In addition, there is the possibility of other losses caused by war and earthquakes for which the Group may not obtain insurance at a reasonable cost or at all. Should an uninsured loss or a loss in excess of insured limits occur, payment of compensation may be required and this may affect the returns on capital invested in that property. The Group would also remain liable for any debt or other financial obligation, such as committed capital expenditures, related to that property. In addition, insurance policies will have to be renewed every year and acceptable terms for coverage will have to be negotiated, thus exposing the Group to the volatility of the insurance markets, including the possibility of rate increases.

Industry Trends and Interest Rates

The trends in the industries in which the Group operates, including the property market sentiment and conditions, the property values in Hong Kong, mark to market value of securities investments, the currency environment and interest rates cycles, may pose significant impact on the Group's results. There can be no assurance that the combination of industry trends and interest rates the Group experiences in the future will not adversely affect its financial condition or results of operations.

In particular, income from finance and treasury operations is dependent upon the capital market, interest rate and currency environment, and the worldwide economic and market conditions, and therefore there can be no assurance that changes in these conditions will not adversely affect the Group's financial condition or results of operations. The volatility and fluctuation in the stock markets, both local and abroad, and the subprime crisis in the United States may also adversely affect the income to be derived by the Group from its finance and treasury activities.

Highly Competitive Markets

The Group's principal business operations face significant competition across the markets in which they operate. New market entrants and intensified price competition among existing market players could adversely affect the Group's financial condition or results of operations. Competition risks faced by the Group include (a) an increasing number of developers undertaking property investment and development in Hong Kong, the Mainland and in other overseas markets, which may affect the market share and returns of the Group; and (b) significant competition and pricing pressure from other developers is expected to continue and may adversely affect the financial performance of the Group's operations.

Currency Fluctuations

The results of the Group is recorded in Hong Kong dollars but its various subsidiaries, associates and joint ventures may receive revenue and incur expenses in other currencies. Any currency fluctuations on translation of the accounts of these subsidiaries, associates and joint venture and also on the repatriation of earnings, equity investments and loans may therefore impact on the Group's performance. Although currency exposures had been managed by the Group, a depreciation or fluctuation of the currencies in which the Group conducts operations relative to the Hong Kong dollar could adversely affect the Group's financial condition or results of operations.

Strategic Partners

Some of the businesses of the Group are conducted through non wholly-owned subsidiaries, associates and joint ventures, in which the Group shares control (in whole or in part) and strategic alliances had been formed by the Group with other strategic or business partners. There can be no assurance that any of these strategic or business partners will continue their relationships with the Group in the future or that the Group will be able to pursue its stated strategies with respect to its non wholly-owned subsidiaries, associates and joint ventures and the markets in which they operate. Furthermore, the joint venture partners may (a) have economic or business interests or goals that are inconsistent with those of the Group; (b) take actions contrary to the Group's policies or objectives; (c) undergo a change of control; (d) experience financial and other difficulties; or (e) be unable or unwilling to fulfil their obligations under the joint venture, which may affect the Group's financial condition or results of operations.

Impact of Local, National and International Regulations

The local business risks in different countries and cities in which the Group operates could have a material impact on the financial condition, results of operations and growth prospects of the businesses in the relevant market. The Group has investments in different countries and cities around the world and the Group is, and may increasingly become, exposed to different and changing political, social, legal, tax, regulatory and environmental requirements at the local, national or international level. Also, new policies or measures by governments, whether fiscal, tax, regulatory, environmental or other competitive changes, may lead to an increase in additional or unplanned capital expenditure, pose a risk to the overall investment return of the Group's businesses and may delay or prevent the commercial operation of a business with resulting loss of revenues and profit.

Impact of New Accounting Standards

The Hong Kong Institute of Certified Public Accountants ("HKICPA") had issued a number of new and revised Hong Kong Financial Reporting Standards ("HKFRS") which were generally effective on or after 1st January, 2005. HKICPA may in the future issue new and revised standards and interpretations. In addition, interpretations on the application of the HKFRS will continue to develop. These factors may require the Group to adopt new accounting policies. The adoption of new accounting policies or new HKFRS might or could have a significant impact on the Group's financial position or results of operations.

Outbreak of Highly Contagious Disease

In 2003, there was an outbreak of Severe Acute Respiratory Syndrome ("SARS") in Hong Kong, the Mainland and other places. The SARS outbreak had a significant adverse impact on the economies of the affected areas. There can be no assurance that there will not be another significant global outbreak of a severe communicable disease such as avian influenza. If such an outbreak were to occur, it may have a material adverse impact on the operations of the Group and its results of operations may suffer.

Connected Transactions

Hutchison Whampoa Limited ("Hutchison") is also listed on The Stock Exchange of Hong Kong Limited. Although the Group believes that its relationship with Hutchison provides it with significant business advantages, the relationship results in various connected transactions under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and accordingly any transactions entered into between the Group and Hutchison, its subsidiaries or associates are connected transactions, which, unless one of the exemptions is available, will be subject to compliance with the applicable requirements of the Listing Rules, including the issuance of announcements, the obtaining of independent shareholders' approval at general meetings and disclosure in annual reports and accounts. Independent shareholders' approval requirements may also lead to unpredictable outcomes causing disruptions to as well as increase the risks of the Group's business activities. Independent shareholders may also take actions that are in conflict with the interests of the Group.

The Group's Financial Condition or Results of Operations are affected by those of the Hutchison Whampoa Group

The Group owns approximately 49.9% of the Hutchison Whampoa Group which operates in over 50 countries around the world and hence its financial condition and results of operations may be affected by the local market conditions and the economy of the places where it has business operations as well as any litigation against them. The Group's financial condition and results of operations are materially affected by the financial condition and results of operations of the Hutchison Whampoa Group. In addition, the core businesses of the Hutchison Whampoa Group are different from those of the Group, and as a result, the Group is indirectly exposed to the risks facing the Hutchison Whampoa Group.

Past Performance and Forward Looking Statements

The performance and the results of operations of the Group during the past years as contained in this Annual Report are historical in nature and past performance can be no guarantee of future results of the Group. This Annual Report may contain forward-looking statements and opinions that involve risks and uncertainties. Actual results may differ materially from expectations discussed in such forward-looking statements and opinions. Neither the Group nor the Directors, employees or agents of the Group assume (a) any obligation to correct or update the forward-looking statements or opinions contained in this Annual Report; and (b) any liability in the event that any of the forward-looking statements or opinions does not materialise or turns out to be incorrect.

Report of the Directors

The Directors have pleasure in presenting to shareholders their report together with the audited financial statements for the year ended 31st December, 2007 on pages 124 to 167.

Principal Activities

The principal activities of the Company are investment holding and project management. Its subsidiaries are active in the field of property development and investment, hotel and serviced suite operation, property and project management and investment in securities.

Results and Dividends

Results of the Group for the year ended 31st December, 2007 are set out in the consolidated profit and loss account on page 124.

The Directors recommend the payment of a final dividend of HK$1.95 per share which, together with the interim dividend of HK$0.50 per share paid on 12th October, 2007, makes a total dividend of HK$2.45 per share for the year.

Fixed Assets

Movements in fixed assets during the year are set out in note (8) to the financial statements.

Reserves

Movements in reserves of the Company and the Group during the year are set out in note (22) to the financial statements and in the consolidated statement of changes in equity on page 127 respectively.

Group Financial Summary

Results, assets and liabilities of the Group for the last ten years are summarised on page 2.

Properties

Particulars of major properties held by the Group are set out on pages 116 to 123.

Directors

The Directors of the Company are listed on page 176. The Directors' biographical information is set out on pages 24 to 27.

In accordance with the Company's Articles of Association, the Directors of the Company (including Non-executive Directors) shall be subject to retirement by rotation at each annual general meeting. Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor, Mr. Chung Sun Keung, Davy, Ms. Pau Yee Wan, Ezra, Mr. Leung Siu Hon, Mr. Simon Murray and Mr. Cheong Ying Chew, Henry will retire from office and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

Each of the Independent Non-executive Directors has made an annual confirmation of independence pursuant to Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"). The Company is of the view that all Independent Non-executive Directors meet the independence guidelines set out in Rule 3.13 of the Listing Rules and are independent in accordance with the terms of the guidelines.

Disclosure of Interests

Directors' Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 31st December, 2007, the interests or short positions of the Directors and chief executives of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which were notified to the Company and The Stock Exchange of Hong Kong Limited ("Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO), or which were recorded in the register required to be kept by the Company under Section 352 of the SFO, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") set out in Appendix 10 of the Listing Rules as adopted by the Company, to be notified to the Company and the Stock Exchange, were as follows:

1. Long Positions in Shares

(a) The Company

		Number of Ordinary Shares					
Name of Director	Capacity	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total	Approximate % of Shareholding
Li Ka-shing	Interest of controlled corporation & founder of discretionary trusts	–	–	68,868,000 (Note 1)	857,794,744 (Note 2)	926,662,744	40.00%
Li Tzar Kuoi, Victor	Beneficial owner, interest of child or spouse, interest of controlled corporations & beneficiary of trusts	220,000	100,000	1,529,000 (Note 4)	857,794,744 (Note 2)	859,643,744	37.11%
Kam Hing Lam	Beneficial owner	10,000	–	–	–	10,000	0.0004%
Leung Siu Hon	Beneficial owner & interest of child or spouse	635,500	64,500	–	–	700,000	0.03%
Chow Kun Chee, Roland	Beneficial owner	65,600	–	–	–	65,600	0.003%
George Colin Magnus	Beneficial owner, interest of child or spouse & beneficiary of trust	56,000	10,000	–	184,000 (Note 5)	250,000	0.01%
Yeh Yuan Chang, Anthony	Interest of child or spouse	–	384,000	–	–	384,000	0.02%
Simon Murray	Beneficial owner	74,000	–	–	–	74,000	0.003%
Hung Siu-lin, Katherine	Beneficial owner	20,000	–	–	–	20,000	0.0009%

Report of the Directors *(continued)*

(b) Associated Corporations

Hutchison Whampoa Limited

		Number of Ordinary Shares					
Name of Director	Capacity	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total	Approximate % of Shareholding
Li Ka-shing	Interest of controlled corporations & founder of discretionary trusts	–	–	48,577,000 (Note 1)	2,141,698,773 (Note 3)	2,190,275,773	51.37%
Li Tzar Kuoi, Victor	Interest of controlled corporations & beneficiary of trusts	–	–	1,086,770 (Note 4)	2,141,698,773 (Note 3)	2,142,785,543	50.26%
Kam Hing Lam	Beneficial owner	60,000	–	–	–	60,000	0.001%
Leung Siu Hon	Beneficial owner & interest of child or spouse	11,000	28,600	–	–	39,600	0.0009%
Fok Kin-ning, Canning	Interest of controlled corporation	–	–	4,310,875 (Note 7)	–	4,310,875	0.10%
Frank John Sixt	Beneficial owner	50,000	–	–	–	50,000	0.001%
Chow Kun Chee, Roland	Beneficial owner	49,931	–	–	–	49,931	0.001%
George Colin Magnus	Beneficial owner, interest of child or spouse & founder & beneficiary of a discretionary trust	40,000	9,900	–	950,100 (Note 6)	1,000,000	0.02%
Yeh Yuan Chang, Anthony	Interest of child or spouse	–	124,000	–	–	124,000	0.003%
Chow Nin Mow, Albert	Beneficial owner	97	–	–	–	97	≃0%
Hung Siu-lin, Katherine	Beneficial owner	34,000	–	–	–	34,000	0.0008%

Cheung Kong Infrastructure Holdings Limited

Name of Director	Capacity	Number of Ordinary Shares: Personal Interest	Family Interest	Corporate Interest	Other Interest	Total	Approximate % of Shareholding
Li Ka-shing	Founder of discretionary trusts	–	–	–	1,912,109,945 (Note 10)	1,912,109,945	84.82%
Li Tzar Kuoi, Victor	Beneficiary of trusts	–	–	–	1,912,109,945 (Note 10)	1,912,109,945	84.82%
Kam Hing Lam	Beneficial owner	100,000	–	–	–	100,000	0.004%

CK Life Sciences Int'l., (Holdings) Inc.

Name of Director	Capacity	Number of Ordinary Shares: Personal Interest	Family Interest	Corporate Interest	Other Interest	Total	Approximate % of Shareholding
Li Ka-shing	Founder of discretionary trusts	–	–	–	4,258,634,570 (Note 11)	4,258,634,570	44.30%
Li Tzar Kuoi, Victor	Beneficial owner & beneficiary of trusts	2,250,000	–	–	4,258,634,570 (Note 11)	4,260,884,570	44.33%
Kam Hing Lam	Interest of child or spouse	–	6,225,000	–	–	6,225,000	0.06%
Ip Tak Chuen, Edmond	Beneficial owner	2,250,000	–	–	–	2,250,000	0.02%
Chung Sun Keung, Davy	Beneficial owner	375,000	–	–	–	375,000	0.004%
Pau Yee Wan, Ezra	Beneficial owner	900,000	–	–	–	900,000	0.009%
Woo Chia Ching, Grace	Beneficial owner	1,125,000	–	–	–	1,125,000	0.01%
Leung Siu Hon	Beneficial owner, interest of child or spouse & interest of controlled corporation	1,688,130	2,000	2,970 (Note 8)	–	1,693,100	0.017%
Fok Kin-ning, Canning	Interest of controlled corporation	–	–	1,500,000 (Note 7)	–	1,500,000	0.015%
Frank John Sixt	Beneficial owner	900,000	–	–	–	900,000	0.009%
Chow Kun Chee, Roland	Beneficial owner	903,936	–	–	–	903,936	0.009%

Report of the Directors *(continued)*

CK Life Sciences Int'l., (Holdings) Inc. *(continued)*

		Number of Ordinary Shares					
Name of Director	Capacity	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total	Approximate % of Shareholding
George Colin Magnus	Beneficial owner, interest of child or spouse & beneficiary of trust	753,360	600	–	11,040 (Note 5)	765,000	0.008%
Kwok Tun-li, Stanley	Interest of child or spouse	–	200,000	–	–	200,000	0.002%
Hung Siu-lin, Katherine	Beneficial owner	9,000	–	–	–	9,000	≃0%
Kwan Chiu Yin, Robert	Interest of controlled corporation	–	–	750,001 (Note 9)	–	750,001	0.008%

Other Associated Corporations

			Number of Ordinary Shares					
Name of Company	Name of Director	Capacity	Personal Interest	Family Interest	Corporate Interest	Other Interest	Total	Approximate % of Shareholding
Beautiland Company Limited	Li Ka-shing	Founder of discretionary trusts	–	–	–	100,000,000 (Note 15)	100,000,000	100%
	Li Tzar Kuoi, Victor	Beneficiary of trusts	–	–	–	100,000,000 (Note 15)	100,000,000	100%
Jabrin Limited	Li Ka-shing	Founder of discretionary trusts	–	–	–	9,000 (Note 15)	9,000	90%
	Li Tzar Kuoi, Victor	Beneficiary of trusts	–	–	–	9,000 (Note 15)	9,000	90%
Kobert Limited	Li Ka-shing	Founder of discretionary trusts	–	–	–	4,900 (Note 15)	4,900	100%
	Li Tzar Kuoi, Victor	Beneficiary of trusts	–	–	–	4,900 (Note 15)	4,900	100%
Tsing-Yi Realty, Limited	Li Ka-shing	Founder of discretionary trusts	–	–	–	3,150,000 (Note 15)	3,150,000	100%
	Li Tzar Kuoi, Victor	Beneficiary of trusts	–	–	–	3,150,000 (Note 15)	3,150,000	100%

Name of Company	Name of Director	Capacity	Number of Ordinary Shares: Personal Interest	Family Interest	Corporate Interest	Other Interest	Total	Approximate % of Shareholding
Tosbo Limited	Li Ka-shing	Interest of controlled corporations & founder of discretionary trusts	–	–	4 (Note 1)	6 (Note 16)	10	100%
Hutchison Harbour Ring Limited	Li Ka-shing	Founder of discretionary trusts	–	–	–	6,399,728,952 (Note 14)	6,399,728,952	71.51%
	Li Tzar Kuoi, Victor	Beneficiary of trusts	–	–	–	6,399,728,952 (Note 14)	6,399,728,952	71.51%
	Fok Kin-ning, Canning	Interest of controlled corporation	–	–	5,000,000 (Note 7)	–	5,000,000	0.05%
Hutchison Telecommunications (Australia) Limited	Fok Kin-ning, Canning	Beneficial owner & interest of controlled corporation	4,100,000	–	1,000,000 (Note 7)	–	5,100,000	0.68%
	Frank John Sixt	Beneficial owner	1,000,000	–	–	–	1,000,000	0.13%
The Ming An (Holdings) Company Limited	Li Ka-shing	Founder of discretionary trusts	–	–	–	609,290,000 (Note 17)	609,290,000	20.96%
	Li Tzar Kuoi, Victor	Beneficiary of trusts	–	–	–	609,290,000 (Note 17)	609,290,000	20.96%
Hutchison Telecommunications International Limited	Li Ka-shing	Interest of controlled corporations & founder of discretionary trusts	–	–	266,621,499 (Note 1)	2,889,651,625 (Note 18)	3,156,273,124	66.00%
	Li Tzar Kuoi, Victor	Interest of controlled corporations & beneficiary of trusts	–	–	2,519,250 (Note 4)	2,889,651,625 (Note 18)	2,892,170,875	60.47%
	Fok Kin-ning, Canning	Interest of controlled corporation	–	–	1,202,380 (Note 7)	–	1,202,380	0.025%
	George Colin Magnus	Beneficial owner & interest of child or spouse	13,201	132	–	–	13,333	0.0003%

Report of the Directors *(continued)*

2. Long Positions in Underlying Shares

Name of Company	Name of Director	Capacity	Number of Underlying Shares				
			Personal Interest	Family Interest	Corporate Interest	Other Interest	Total
Hutchison Whampoa Limited	Li Ka-shing	Founder of discretionary trusts	–	–	–	8,150,001 (Note 12)	8,150,001
	Li Tzar Kuoi, Victor	Beneficiary of trusts	–	–	–	8,150,001 (Note 12)	8,150,001
Cheung Kong Infrastructure Holdings Limited	Li Ka-shing	Founder of discretionary trusts	–	–	–	2 (Note 13)	2
	Li Tzar Kuoi, Victor	Beneficiary of trusts	–	–	–	2 (Note 13)	2
Hutchison Telecommunications International Limited	Frank John Sixt	Beneficial owner	255,000 (Note 19)	–	–	–	255,000
Partner Communications Company Ltd.	Fok Kin-ning, Canning	Interest of controlled corporation	–	–	225,000 (Note 20)	–	225,000
	George Colin Magnus	Beneficial owner	25,000 (Note 21)	–	–	–	25,000

3. Short Positions in Underlying Shares

Name of Company	Name of Director	Capacity	Number of Underlying Shares				
			Personal Interest	Family Interest	Corporate Interest	Other Interest	Total
Hutchison Whampoa Limited	Li Ka-shing	Founder of discretionary trusts	–	–	–	8,150,001 (Note 12)	8,150,001
	Li Tzar Kuoi, Victor	Beneficiary of trusts	–	–	–	8,150,001 (Note 12)	8,150,001

4. Long Positions in Debentures

Name of Company	Name of Director	Capacity	Amount of Debentures: Personal Interest	Family Interest	Corporate Interest	Other Interest	Total
Hutchison Whampoa International (01/11) Limited	Li Tzar Kuoi, Victor	Interest of controlled corporation	–	–	US$12,000,000 7% Notes due 2011 (Note 4)	–	US$12,000,000 7% Notes due 2011
Hutchison Whampoa International (03/13) Limited	Li Tzar Kuoi, Victor	Interest of controlled corporation	–	–	US$21,000,000 6.5% Notes due 2013 (Note 4)	–	US$21,000,000 6.5% Notes due 2013
	Fok Kin-ning, Canning	Interest of controlled corporation	–	–	US$2,500,000 6.5% Notes due 2013 (Note 7)	–	US$2,500,000 6.5% Notes due 2013
Hutchison Whampoa International (03/33) Limited	Li Tzar Kuoi, Victor	Interest of controlled corporation	–	–	US$8,000,000 6.25% Notes due 2014 (Note 4)	–	US$8,000,000 6.25% Notes due 2014
		Interest of controlled corporation	–	–	US$15,000,000 7.45% Notes due 2033 (Note 4)	–	US$15,000,000 7.45% Notes due 2033
	Fok Kin-ning, Canning	Interest of controlled corporation	–	–	US$2,500,000 5.45% Notes due 2010 (Note 7)	–	US$2,500,000 5.45% Notes due 2010
		Interest of controlled corporation	–	–	US$2,500,000 6.25% Notes due 2014 (Note 7)	–	US$2,500,000 6.25% Notes due 2014
		Interest of controlled corporation	–	–	US$2,000,000 7.45% Notes due 2033 (Note 7)	–	US$2,000,000 7.45% Notes due 2033

Report of the Directors *(continued)*

Notes:

(1) Such interests are held by certain companies of which Mr. Li Ka-shing is interested in the entire issued share capital.

(2) The two references to 857,794,744 shares relate to the same block of shares in the Company. Mr. Li Ka-shing is the settlor of each of The Li Ka-Shing Unity Discretionary Trust ("DT1") and another discretionary trust ("DT2"). Each of Li Ka-Shing Unity Trustee Corporation Limited ("TDT1", which is the trustee of DT1) and Li Ka-Shing Unity Trustcorp Limited ("TDT2", which is the trustee of DT2) holds units in The Li Ka-Shing Unity Trust ("UT1") but is not entitled to any interest or share in any particular property comprising the trust assets of the said unit trust. The discretionary beneficiaries of each of DT1 and DT2 are, inter alia, Mr. Li Tzar Kuoi, Victor, his wife and children, and Mr. Li Tzar Kai, Richard. Li Ka-Shing Unity Trustee Company Limited ("TUT1") as trustee of UT1 and companies controlled by TUT1 as trustee of UT1 ("TUT1 related companies") hold a total of such 857,794,744 shares.

The entire issued share capital of TUT1 and of the trustees of DT1 and DT2 are owned by Li Ka-Shing Unity Holdings Limited ("Unity Holdco"). Each of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital of Unity Holdco. TUT1 is only interested in the shares of the Company by reason only of its obligation and power to hold interests in those shares in its ordinary course of business as trustee and, when performing its functions as trustee, exercises its power to hold interests in the shares of the Company independently without any reference to Unity Holdco or any of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard as a holder of the shares of Unity Holdco as aforesaid.

As Mr. Li Ka-shing may be regarded as a founder of each of DT1 and DT2 for the purpose of the SFO and Mr. Li Tzar Kuoi, Victor is a discretionary beneficiary of each of DT1 and DT2, and by virtue of the above, both Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor are taken to have a duty of disclosure in relation to the shares of the Company held by TUT1 as trustee of UT1 and TUT1 related companies under the SFO as Directors of the Company. Although Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital of Unity Holdco and is a discretionary beneficiary of each of DT1 and DT2, he is not a Director of the Company and has no duty of disclosure in relation to the shares of the Company held by TUT1 as trustee of UT1 and TUT1 related companies under the SFO.

(3) The two references to 2,141,698,773 shares in Hutchison Whampoa Limited ("HWL") relate to the same block of shares comprising:

(a) 2,130,202,773 shares held by certain subsidiaries of the Company. By virtue of the interests in shares of the Company in relation to which each of Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor has a duty of disclosure under the SFO in the issued share capital of the Company as described in Note (2) above and as a Director of the Company, they are taken to have a duty of disclosure in relation to the said shares of HWL under the SFO; and

(b) 11,496,000 shares held by Li Ka-Shing Castle Trustee Company Limited ("TUT3") as trustee of The Li Ka-Shing Castle Trust ("UT3"). Mr. Li Ka-shing is the settlor of each of the two discretionary trusts ("DT3" and "DT4"). Each of Li Ka-Shing Castle Trustee Corporation Limited ("TDT3", which is the trustee of DT3) and Li Ka-Shing Castle Trustcorp Limited ("TDT4", which is the trustee of DT4) holds units in UT3 but is not entitled to any interest or share in any particular property comprising the trust assets of the said unit trust. The discretionary beneficiaries of each of DT3 and DT4 are, inter alia, Mr. Li Tzar Kuoi, Victor, his wife and children, and Mr. Li Tzar Kai, Richard.

The entire issued share capital of TUT3 and the trustees of DT3 and DT4 are owned by Li Ka-Shing Castle Holdings Limited ("Castle Holdco"). Each of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital of Castle Holdco. TUT3 is only interested in the shares of HWL by reason only of its obligation and power to hold interests in those shares in its ordinary course of business as trustee and, when performing its functions as trustee, exercises its power to hold interests in the shares of HWL independently without any reference to Castle Holdco or any of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard as a holder of the shares of Castle Holdco as aforesaid.

As Mr. Li Ka-shing may be regarded as a founder of each of DT3 and DT4 for the purpose of the SFO and Mr. Li Tzar Kuoi, Victor is a discretionary beneficiary of each of DT3 and DT4, and by virtue of the above, both Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor are taken to have a duty of disclosure in relation to the said shares of HWL held by TUT3 as trustee of UT3 under the SFO as Directors of the Company. Although Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital of Castle Holdco and is a discretionary beneficiary of each of DT3 and DT4, he is not a Director of the Company and has no duty of disclosure in relation to the shares of HWL held by TUT3 as trustee of UT3 under the SFO.

(4) Such interests are held by certain companies of which Mr. Li Tzar Kuoi, Victor is interested in the entire issued share capital.

(5) Such interests in the shares are held by a company controlled by a trust under which Mr. George Colin Magnus is a discretionary beneficiary.

(6) Such interests are indirectly held by a trust of which Mr. George Colin Magnus is the settlor and a discretionary beneficiary.

(7) Such interests are held by a company which is equally owned by Mr. Fok Kin-ning, Canning and his wife.

(8) Such interests are held by a company which is wholly-owned by Mr. Leung Siu Hon and his wife.

(9) Such interests are held by a company wholly-owned by Mr. Kwan Chiu Yin, Robert.

(10) The two references to 1,912,109,945 shares in Cheung Kong Infrastructure Holdings Limited ("CKI") relate to the same block of shares comprising:

(a) 1,906,681,945 shares held by a subsidiary of HWL. Certain subsidiaries of the Company hold more than one-third of the issued share capital of HWL. Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, as Directors of the Company, by virtue of their deemed interests in the shares of the Company as described in Note (2) above, are taken to have a duty of disclosure in relation to such shares of CKI held by the subsidiary of HWL under the SFO; and

(b) 5,428,000 shares held by TUT1 as trustee of UT1. By virtue of the deemed interests in TUT1 as trustee of UT1 as described in Note (2) above, each of Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor is taken to have a duty of disclosure in relation to such shares of CKI under the SFO.

(11) The two references to 4,258,634,570 shares in CK Life Sciences Int'l., (Holdings) Inc. ("CKLS") relate to the same block of shares which are held by a subsidiary of the Company. Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, as Directors of the Company, are taken to have a duty of disclosure in relation to such shares of CKLS held by the subsidiary of the Company by virtue of their deemed interests in the shares of the Company as described in Note (2) above under the SFO.

Report of the Directors *(continued)*

(12) Such underlying shares of HWL are held by an indirect wholly-owned subsidiary of the Company by virtue of the HK Dollar equity-linked notes due 2008 issued under HK$10,000,000,000 retail note issuance programme.

By virtue of the interests in the shares of the Company taken to have by Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor under the SFO as described in Note (2) above and as Directors of the Company, Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor are taken to have a duty of disclosure in relation to the said interest and short position in the underlying shares of HWL under the SFO.

(13) Such underlying shares of CKI are held by an indirect wholly-owned subsidiary of the Company by virtue of the HK$300,000,000 capital guaranteed notes due 2009.

By virtue of the interests in the shares of the Company taken to have by Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor under the SFO as described in Note (2) above and as Directors of the Company, Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor are taken to have a duty of disclosure in relation to the said interest in the underlying shares of CKI under the SFO.

(14) Such shares of Hutchison Harbour Ring Limited ("HHR") are held by certain wholly-owned subsidiaries of HWL.

By virtue of the interests in the shares of HWL in relation to which Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor have a duty of disclosure under the SFO in the issued share capital of HWL as described in Note (3) above and as Directors of the Company, Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor are taken to have a duty of disclosure in relation to the said shares of HHR under the SFO.

(15) These are subsidiaries of the Company and such shares are held through the Company and TUT1 as trustee of UT1. Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, as Directors of the Company, by virtue of their deemed interests in the shares of the Company and TUT1 as trustee of UT1 as described in Note (2) above, are taken to have a duty of disclosure in relation to such shares under the SFO.

(16) These shares are held by a subsidiary of the Company. By virtue of the deemed interests in the shares of the Company as described in Note (2) above and as a Director of the Company, Mr. Li Ka-shing is taken to have a duty of disclosure in relation to such shares under the SFO.

(17) These shares are held by a subsidiary of the Company. By virtue of the deemed interests in the shares of the Company as described in Note (2) above and as Directors of the Company, Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor are taken to have a duty of disclosure in relation to such shares under the SFO.

(18) Such shares of Hutchison Telecommunications International Limited ("HTIL") comprise:-

(a) 2,889,498,345 ordinary shares of which 52,092,587 ordinary shares and 2,837,405,758 ordinary shares are held by certain wholly-owned subsidiaries of the Company and HWL respectively. By virtue of the interests in the shares of the Company and HWL in relation to which Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor have a duty of disclosure under the SFO in the issued share capital of each of the Company and HWL as described in Notes (2) and (3) above and as Directors of the Company, Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor are taken to have a duty of disclosure in relation to the said shares of HTIL under the SFO; and

(b) 153,280 ordinary shares held by TUT3 as trustee of UT3. Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, as Directors of the Company, by virtue of Mr. Li Ka-shing may being regarded as a founder and Mr. Li Tzar Kuoi, Victor as a discretionary beneficiary of each of DT3 and DT4 and their deemed interest in TUT3 as trustee of UT3 as described in Note (3b) above, are taken to have a duty of disclosure in relation to the said shares of HTIL under the SFO.

In addition, according to the disclosures made to the Company pursuant to and solely for the purposes of the SFO, Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor appeared to be taken as being interested in the 680,134,172 ordinary shares of HTIL beneficially owned by Orascom Telecom Eurasia Limited ("Orascom"), a substantial shareholder of HTIL and controlled exclusively by Orascom and Orascom Telecom Holding S.A.E. ("OTH"), another substantial shareholder of HTIL as a result of the application of Sections 317 and 318 of the SFO by virtue of HWL, one of the abovementioned wholly-owned subsidiaries of HWL, OTH and Orascom being parties to a shareholders' agreement dated 21st December, 2005 that imposes obligations or restrictions on any party with respect to their use, retention or disposal of their ordinary shares of HTIL even though no ordinary shares of HTIL have been acquired in pursuance of that agreement.

(19) Such underlying shares are derived from the 17,000 American Depositary Shares (each representing 15 ordinary shares) in HTIL beneficially owned by Mr. Frank John Sixt.

(20) Such underlying shares are derived from the 225,000 American Depositary Shares (each representing 1 ordinary share) in Partner Communications Company Ltd. ("Partner Communications") held by a company which is equally owned by Mr. Fok Kin-ning, Canning and his wife.

(21) Such underlying shares are derived from the 25,000 American Depositary Shares (each representing 1 ordinary share) in Partner Communications beneficially owned by Mr. George Colin Magnus.

As at 31st December, 2007, by virtue of their deemed interests in the shares of the Company as described in Note (2) above and as Directors of the Company, Mr. Li Ka-shing and Mr. Li Tzar Kuoi, Victor, are deemed to be interested in the securities of the subsidiaries and associated companies of the Company held through the Company under the provisions of the SFO.

Certain Directors held qualifying shares in certain subsidiaries in trust for the Company and other subsidiaries.

Save as disclosed above, none of the Directors or chief executives of the Company had, as at 31st December, 2007, any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which would have to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO), or which were recorded in the register required to be kept by the Company under Section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

At no time during the year was the Company or subsidiary a party to any arrangements which enabled any Director to acquire benefits by means of the acquisition of shares in or debentures of the Company or of any other body corporate.

No other contracts of significance to which the Company or a subsidiary was a party and in which a Director has a material interest subsisted at the balance sheet date or at any time during the year.

None of the Directors has any service contract with the Company or any of its subsidiaries.

Interests and Short Positions of Shareholders

So far as is known to any Director or chief executive of the Company, as at 31st December, 2007, shareholders (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO were as follows:

1. Long Positions of Substantial Shareholders in the Shares of the Company

Name of Shareholder	Capacity	Number of Ordinary Shares	Approximate % of Shareholding
Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust	Trustee	857,794,744 (Note 1)	37.04%
Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust	Trustee & beneficiary of a trust	857,794,744 (Note 1)	37.04%
Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust	Trustee & beneficiary of a trust	857,794,744 (Note 1)	37.04%

2. (a) Long Positions of Other Persons in the Shares and Underlying Shares of the Company

Name of Shareholder	Capacity	Number of Shares/ Underlying Shares	Total	Approximate % of Shareholding
Deutsche Bank Aktiengesellschaft	(i) Beneficial owner	113,553,075)		
	(ii) Investment manager	9,807,593)		
	(iii) Person having a security interest in shares	22,318,343)	145,679,011 (Note 2)	6.29%
JPMorgan Chase & Co.	(i) Beneficial owner	30,330,728)		
	(ii) Investment manager	29,841,097)		
	(iii) Custodian corporation/ approved lending agent	57,301,539)	117,473,364 (Note 4)	5.07%

(b) Short Positions of Other Persons in the Shares and Underlying Shares of the Company

Name of Shareholder	Capacity	Number of Shares/ Underlying Shares	Total	Approximate % of Shareholding
Deutsche Bank Aktiengesellschaft	(i) Beneficial owner (ii) Person having a security interest in shares	18,798,768) 15,451,512))	34,250,280 (Note 3)	1.48%
JPMorgan Chase & Co.	Beneficial owner	3,677,067	3,677,067 (Note 5)	0.16%

(c) Lending Pool of Other Persons in the Shares and Underlying Shares of the Company

Name of Shareholder	Capacity	Number of Shares/ Underlying Shares	Total	Approximate % of Shareholding
JPMorgan Chase & Co.	Custodian corporation/approved lending agent	57,301,539	57,301,539	2.47%

Notes:

(1) The three references to 857,794,744 shares relate to the same block of shares in the Company. Each of TUT1 as trustee of UT1, TDT1 as trustee of DT1 and TDT2 as trustee of another discretionary trust is taken to have a duty of disclosure in relation to the said shares of the Company as described in Note (2) under the section headed "Directors' Interests and Short Positions in Shares, Underlying Shares and Debentures" under the SFO.

(2) Such long position includes derivative interests in 103,125,383 underlying shares of the Company of which 4,275 underlying shares are derived from listed and physically settled derivatives, 11,346,000 underlying shares are derived from listed and cash settled derivatives and 91,775,108 underlying shares are derived from unlisted and cash settled derivatives.

(3) Such short position includes derivative interests in 8,495,672 underlying shares of the Company of which 7,532,000 underlying shares are derived from listed and cash settled derivatives and 963,672 underlying shares are derived from unlisted and cash settled derivatives.

(4) Such long position includes derivative interests in 25,032,600 underlying shares of the Company of which 1,905,600 underlying shares are derived from unlisted and physically settled derivatives and 23,127,000 underlying shares are derived from unlisted and cash settled derivatives.

(5) Such short position includes derivative interests in 1,807,067 underlying shares of the Company of which 1,000,000 underlying shares are derived from unlisted and physically settled derivatives and 807,067 underlying shares are derived from unlisted and cash settled derivatives.

Save as disclosed above, as at 31st December, 2007, the Company has not been notified by any persons (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO.

Continuing Connected Transaction

On 16th December, 2005, the Company had entered into a tenancy agreement with Turbo Top Limited ("Turbo Top"), which is a connected person of the Company within the meaning of the Listing Rules by virtue of its being a wholly-owned subsidiary of Hutchison Whampoa Limited ("HWL"), which in turn is a substantial shareholder of certain subsidiaries of the Company, in respect of the lease of the whole of 7th, 8th, 9th, 10th and 11th Floors and Office Unit 1201 on 12th Floor of Cheung Kong Center, 2 Queen's Road Central, Hong Kong with an aggregate lettable floor area of approximately 110,864 square feet as the headquarters and office premises of the Group in Hong Kong for a term of three years commencing from 1st September, 2005 to 31st August, 2008 at a monthly rental of HK$3,968,932, exclusive of Government rates and other charges. The aggregate rent and service charges payable under the tenancy agreement are subject to an annual cap of HK$59,000,000 taking into account the possible adjustment on the service charges. During the year, rent and service charges amounting to HK$50,465,300.80 were payable by the Company to Turbo Top pursuant to the aforesaid tenancy agreement. The above transaction of the Group constituted a continuing connected transaction (the "Continuing Connected Transaction") under the Listing Rules during the financial year ended 31st December, 2007.

An announcement ("Announcement") was published on 19th December, 2005 regarding the Continuing Connected Transaction in accordance with the Listing Rules.

The Continuing Connected Transaction has been reviewed by the Independent Non-executive Directors. The Independent Non-executive Directors have confirmed that for the year 2007 the Continuing Connected Transaction has been entered into (i) in the ordinary and usual course of business of the Company; (ii) either on normal commercial terms or on terms no less favourable to the Company than terms available to (or from) independent third parties; and (iii) in accordance with the relevant agreement governing it on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Pursuant to Rule 14A.38 of the Listing Rules, the Company has engaged the auditor of the Company to perform certain factual finding procedures in respect of the Continuing Connected Transaction of the Group in accordance with the Hong Kong Standard on Related Services 4400 "Engagements to Perform Agreed-Upon Procedures Regarding Financial Information" issued by the Hong Kong Institute of Certified Public Accountants. The auditor have reported their factual findings on these procedures to the Board of Directors and confirmed that for the year 2007 the Continuing Connected Transaction (i) has received the approval of the Board of Directors of the Company; (ii) has been entered into in accordance with the terms of the agreement governing the transaction; and (iii) has not exceeded the cap amount for the financial year ended 31st December, 2007 as set out in the Announcement.

Connected Transactions

1. On 27th July, 2007, the Group had entered into a sale and purchase agreement (the "Agreement") with The Hongkong and Shanghai Banking Corporation Limited ("HSBC"), Hang Seng Bank Limited ("Hang Seng"), HWL and iBusinessCorporation.com Holdings Limited ("iBusiness") to acquire 23.75% of the entire issued share capital of iBusiness from HSBC and Hang Seng at a total consideration of HK$8.729 million. HWL is a substantial shareholder of iBusiness within the meaning of the Listing Rules. HWL is also a controlling shareholder of certain subsidiaries of the Company and hence is a controller of the Company within the meaning of the Listing Rules. Accordingly, the Agreement constituted a connected transaction for the Company under Listing Rule 14A.13(1)(b)(i).

2. On 12th March 2008, the Group entered into a sale and purchase agreement (the "S&P Agreement") with Nan Fung Development Limited ("Nan Fung") to dispose of 15% interest in the development at Site E of the Remaining Portion of Tseung Kwan O Town Lot No. 70 to Nan Fung. At completion of the S&P Agreement, a shareholders' agreement (the "Shareholders' Agreement") had been entered into by the parties to govern their rights and obligations in the above development. Nan Fung is a connected person of the Company within the meaning of the Listing Rules by virtue of being a substantial shareholder of certain subsidiaries of the Company. The entering into of the S&P Agreement and the Shareholders' Agreement constituted a connected transaction for the Company under the Listing Rules.

3. The Group had provided guarantees ("Guarantees") or financial assistance ("Financial Assistance") for companies in respect of which both the Group and the HWL Group or other joint venture partner(s) have interests. The Guarantees or Financial Assistance were provided by the Group and the HWL Group or other joint venture partner(s) (as the case may be) on a several basis and pro-rated to their respective interests in the relevant company. HWL is a substantial shareholder of certain subsidiaries of the Company and hence a connected person of the Company within the meaning of the Listing Rules. Such Guarantees or Financial Assistance constituted connected transactions for the Company under the Listing Rules.

Date	Joint Venture Company	Guarantees or Financial Assistance provided by the Group
9th January, 2007	Shanghai Changrun Jianghe Property Development Co., Ltd. ("Shanghai JVCo")	49.2% of the obligations under the acquisition and development of a piece of land located at Putuo District, Shanghai, the Mainland by Shanghai JVCo into commercial and residential properties, including the financial assistance provided or to be provided by the Group and the HWL Group by way of contribution to the registered capital of, and any shareholders' loans to, Shanghai JVCo in proportion to their respective effective equity interests in Shanghai JVCo. The total investment, including the registered capital, of Shanghai JVCo was proposed to be RMB3,600 million.

Report of the Directors *(continued)*

Date	Joint Venture Company	Guarantees or Financial Assistance provided by the Group
16th February, 2007	Choicewide Group Limited ("Choicewide")	In relation and pursuant to the exercise of an option to acquire the remainder of Land Parcel 662 at Marina Boulevard/Central Boulevard, Singapore (the "Land") as referred to in the connected transaction disclosure made in respect of Choicewide in the Company's Annual Report 2005, 50% of the obligations of Choicewide pursuant to the exercise of the option at a total consideration of S$907.7 million. The option consideration has been included in the total consideration disclosed in the joint announcement of the Group and the HWL Group dated 15th July, 2005. The acquisition was made through a joint venture company in Singapore in which each of the Group, the HWL Group and two other consortium parties held one-third of the equity interests therein. The financial assistance provided or to be provided by each of the Group and the HWL Group to Choicewide by way of contribution to the acquisition consideration and any payment would be made in proportion to their 50/50 interest in Choicewide.
18th April, 2007	Hutchison Whampoa Properties (Chongqing Nanan) Limited ("HWP(CN)")	47.5% of the obligations under the acquisition and development of a piece of land located at Yangjiashan District of Nanping Town, Nanan District, Chongqing, the Mainland by HWP(CN) into residential and commercial properties, including the financial assistance provided or to be provided by the Group and the HWL Group by way of contribution to increase the registered capital of, and any shareholders' loans to, HWP(CN) in proportion to their respective effective equity interests in HWP(CN). The total investment and registered capital of HWP(CN) were proposed to be increased from RMB690 million and RMB230 million respectively to RMB4,542 million and RMB2,156 million respectively in stages.
18th September, 2007	Shanghai Helian Property Development Co., Ltd.	50% of the obligations under a term loan facility of up to HK$700 million in principal amount made available by an independent financial institution.
3rd December, 2007	Great Prestige Enterprises Limited ("GPEL")	50% of the obligations under the acquisition and development ("Acquisition and Development") of a piece of land located at south of Maan Shan, Caidian District, Wuhan, the Mainland by GPEL, including the financial assistance provided or to be provided by the Group and the HWL Group by way of contribution to the initial total investment and registered capital of, and to the whole or part of the proposed subsequent increase in the total investment of, a wholly foreign owned enterprise ("Project Co") established in the Mainland by GPEL for the Acquisition and Development in proportion to their respective effective equity interests in GPEL. The total investment of the Project Co would be increased from US$99.8 million to US$294 million.

Date	Joint Venture Company	Guarantees or Financial Assistance provided by the Group
19th February, 2008	Joint Group Enterprises Limited ("JGEL")	50% of the obligations under the acquisition and development ("Acquisition and Development") of a piece of land located at east of Hongmei Park and north of Wuqing Road, Changzhou, the Mainland by JGEL into residential properties, including the financial assistance to be provided by the Group and the HWL Group by way of contribution to the registered capital of, and any shareholders' loans to, a wholly foreign owned enterprise ("Project Co") to be established in the Mainland by JGEL for the Acquisition and Development in proportion to their respective effective equity interests in JGEL. The total investment and registered capital of the Project Co would be RMB1,486 million and RMB1,297 million respectively.

Major Customers and Suppliers

During the year, 79% of the Group's purchases were attributable to the Group's five largest suppliers with the largest supplier accounting for 55% of the Group's purchases. The Group's turnover attributable to the Group's five largest customers was less than 30%.

None of the Directors, their associates or any shareholder (which to the knowledge of the Directors owns more than 5% of the Company's issued share capital) has any interest in the Group's five largest suppliers.

Directors' Interests in Competing Businesses

During the year, the interests of Directors in the businesses which compete or are likely to compete, either directly or indirectly, with the businesses of the Group ("Competing Business") as required to be disclosed pursuant to the Listing Rules were as follows:

1. Core Business Activities of the Group

(1) Property development and investment
(2) Hotel and serviced suite operation
(3) Property and project management
(4) Investment in securities
(5) Information technology, e-commerce and new technology

2. Interests in Competing Business

Name of Director	Name of Company	Nature of Interest	Competing Business (Note)
Li Ka-shing	Hutchison Whampoa Limited	Chairman	(1), (2), (3), (4) & (5)
Li Tzar Kuoi, Victor	Hutchison Whampoa Limited	Deputy Chairman	(1), (2), (3), (4) & (5)
	Cheung Kong Infrastructure Holdings Limited	Chairman	(4) & (5)
	Hongkong Electric Holdings Limited	Executive Director	(4) & (5)
	CK Life Sciences Int'l., (Holdings) Inc.	Chairman	(4) & (5)
Kam Hing Lam	Hutchison Whampoa Limited	Executive Director	(1), (2), (3), (4) & (5)
	Cheung Kong Infrastructure Holdings Limited	Group Managing Director	(4) & (5)
	Hongkong Electric Holdings Limited	Executive Director	(4) & (5)
	CK Life Sciences Int'l., (Holdings) Inc.	President and Chief Executive Officer	(4) & (5)
Ip Tak Chuen, Edmond	Cheung Kong Infrastructure Holdings Limited	Executive Director and Deputy Chairman	(4) & (5)
	CK Life Sciences Int'l., (Holdings) Inc.	Senior Vice President and Chief Investment Officer	(4) & (5)
	TOM Group Limited	Non-executive Director	(4) & (5)
	ARA Asset Management Limited	Non-executive Director	(3) & (4)
	ARA Asset Management (Singapore) Limited	Director	(3)
	ARA Trust Management (Suntec) Limited	Director	(3)
	CATIC International Holdings Limited	Non-executive Director	(1) & (4)
	Excel Technology International Holdings Limited	Non-executive Director	(4) & (5)
	Shougang Concord International Enterprises Company Limited	Non-executive Director	(1) & (4)
	The Ming An (Holdings) Company Limited	Non-executive Director	(1) & (4)
Chiu Kwok Hung, Justin	ARA Asset Management Limited	Chairman	(3) & (4)
	ARA Asset Management (Singapore) Limited	Chairman	(3)
	ARA Trust Management (Suntec) Limited	Chairman	(3)
	Al Islami Far Eastern Real Estate Fund Limited	Chairman	(3) & (4)
	ARA Asset Management (Prosperity) Limited	Chairman	(3)

Name of Director	Name of Company	Nature of Interest	Competing Business (Note)
Leung Siu Hon	Rich Surplus Limited	Director and Substantial Shareholder	(1) & (2)
	Rich More Enterprises Limited	Director and Substantial Shareholder	(1)
Fok Kin-ning, Canning	Hutchison Whampoa Limited	Group Managing Director	(1), (2), (3), (4) & (5)
	Cheung Kong Infrastructure Holdings Limited	Deputy Chairman	(4) & (5)
	Hongkong Electric Holdings Limited	Chairman	(4) & (5)
	Hutchison Telecommunications International Limited	Chairman	(5)
	Hutchison Harbour Ring Limited	Chairman	(1) & (5)
Frank John Sixt	Hutchison Whampoa Limited	Group Finance Director	(1), (2), (3), (4) & (5)
	Cheung Kong Infrastructure Holdings Limited	Executive Director	(4) & (5)
	Hongkong Electric Holdings Limited	Executive Director	(4) & (5)
	TOM Group Limited	Chairman	(4) & (5)
	TOM Online Inc. *(withdrawal of listing on 3rd September, 2007)*	Chairman	(5)
	Hutchison Telecommunications International Limited	Non-executive Director	(5)
George Colin Magnus	Hutchison Whampoa Limited	Non-executive Director	(1), (2), (3), (4) & (5)
	Cheung Kong Infrastructure Holdings Limited	Non-executive Director	(4) & (5)
	Hongkong Electric Holdings Limited	Non-executive Director	(4) & (5)

Note: Such businesses may be made through subsidiaries, associated companies or by way of other forms of investments.

Save as disclosed above, none of the Directors is interested in any business apart from the Group's businesses which competes or is likely to compete, either directly or indirectly, with businesses of the Group.

Purchase, Sale or Redemption of Shares

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

Sufficiency of Public Float

Based on information publicly available to the Company and within the knowledge of the Directors as at the date of this annual report, the Company has maintained the prescribed public float under the Listing Rules.

Community Relations

During the year, the Group supported a wide variety of charitable activities of the community. Donations of approximately HK$3,600,000 were made by the Group to various charitable organisations.

Auditor

The financial statements for the year have been audited by Messrs. Deloitte Touche Tohmatsu who retire and offer themselves for re-appointment.

On behalf of the Board

Li Ka-shing

Chairman

Hong Kong, 27th March, 2008

Corporate Governance Report

The Board of Directors ("Board") and the management of the Company are committed to the maintenance of good corporate governance practices and procedures. The Company believes that good corporate governance provides a framework that is essential for effective management, a healthy corporate culture, successful business growth and enhancing shareholders' value. The corporate governance principles of the Company emphasise a quality Board, sound internal controls, and transparency and accountability to all shareholders. The Company has applied the principles and complied with all code provisions and, where applicable, the recommended best practices of the Code on Corporate Governance Practices ("Code on CG Practices") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange") ("Listing Rules") throughout the year ended 31st December, 2007.

Key corporate governance principles and corporate governance practices of the Company are summarised below:

I. Code Provisions

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
A.	**DIRECTORS**		
A.1	**The Board**		
	Corporate Governance Principle *The Board should assume responsibility for leadership and control of the Company; and is collectively responsible for directing and supervising the Company's affairs.*		
A.1.1	Regular board meetings at least four times a year involving active participation, either in person or through other electronic means of communication, of majority of directors	√	• The Board meets regularly and held meetings in March, May, August and November 2007. • Details of Directors' attendance records in 2007:

Members of the Board	Attendance
Executive Directors	
LI Ka-shing *(Chairman)*	4/4
LI Tzar Kuoi, Victor *(Managing Director and Deputy Chairman)*	4/4
KAM Hing Lam	4/4
IP Tak Chuen, Edmond	4/4
CHUNG Sun Keung, Davy	3/4
PAU Yee Wan, Ezra	4/4
WOO Chia Ching, Grace	4/4
CHIU Kwok Hung, Justin	4/4
Non-executive Directors	
LEUNG Siu Hon	3/4
FOK Kin-ning, Canning	4/4
Frank John SIXT	3/4
CHOW Kun Chee, Roland	4/4
George Colin MAGNUS	4/4

Corporate Governance Report *(continued)*

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
A.1.1 (cont'd)			**Members of the Board** / **Attendance** **Independent Non-executive Directors** KWOK Tun-li, Stanley 4/4 YEH Yuan Chang, Anthony 4/4 Simon MURRAY 4/4 CHOW Nin Mow, Albert 4/4 HUNG Siu-lin, Katherine 4/4 WONG Yick-ming, Rosanna 4/4 CHEONG Ying Chew, Henry 4/4 KWAN Chiu Yin, Robert# 4/4 # Resigned from the Board effective 1st January, 2007 for personal reason and re-appointed to the Board effective 22nd March, 2007. • The Directors may attend meetings in person, by phone or through other means of electronic communication or by their alternate directors in accordance with the Company's Articles of Association.
A.1.2	All directors are given an opportunity to include matters in the agenda for regular board meetings.	√	• All Directors are consulted as to whether they may want to include any matter in the agenda before the agenda for each regular Board meeting is issued.
A.1.3	– At least 14 days notice for regular board meetings – Reasonable notice for other board meetings	√ √	• Regular Board meetings in a particular year are usually scheduled towards the end of the immediately preceding year to give all Directors adequate time to plan their schedules to attend. • At least 14 days formal notice would be given before each regular meeting. • According to the Company's Articles of Association, a Director may waive notice of any meeting and any such waiver may be prospective or retrospective.

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
A.1.4	All directors should have access to the advice and services of the company secretary with a view to ensuring that board procedures, and all applicable rules and regulations, are followed.	√	• Directors have access to the Company Secretary and key officers of the Company Secretarial Department who are responsible to the Board for ensuring that Board procedures, and all applicable rules and regulations, are followed. • Memos are issued to Directors from time to time to update them with legal and regulatory changes and matters of relevance to Directors in the discharge of their duties.
A.1.5	– Minutes of board meetings and meetings of board committees should be kept by a duly appointed secretary of the meeting.	√	• The Company Secretary prepares written resolutions or minutes and keeps records of matters discussed and decisions resolved at all Board and Board Committee meetings. • Board and Board Committee minutes/resolutions are sent to all Directors/Board Committee members within a reasonable time (generally within 14 days) after each Board and Board Committee meeting.
	– Such minutes should be open for inspection at any reasonable time on reasonable notice by any director.	√	• Board and Board Committee minutes/resolutions are available for inspection by Directors/Board Committee members.
A.1.6	– Minutes of board meetings and meetings of board committees should record in sufficient detail the matters considered by the board and decisions reached.	√	• Minutes record in sufficient detail the matters considered by the Board/Board Committee and decisions reached. • Directors are given an opportunity to comment on draft Board minutes. • Final version of Board minutes is placed on record within a reasonable time after the Board meeting.
	– Draft and final versions of board minutes for all directors to comment and to keep records within a reasonable time after the board meeting	√	

Corporate Governance Report *(continued)*

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
A.1.7	– A procedure agreed by the board to enable directors, upon reasonable request, to seek independent professional advice in appropriate circumstances, at the company's expense	√	• Directors have been advised that the Company Secretary can arrange independent professional advice at the expense of the Company should such advice be considered necessary by any Director.
	– The board should resolve to provide separate independent professional advice to directors to assist the relevant director or directors to discharge his/their duties to the company.	√	
A.1.8	– If a substantial shareholder or a director has a conflict of interest in a matter to be considered by the board which the board has determined to be material, the matter should not be dealt with by way of circulation or by a committee but a board meeting should be held.	√	• Important matters are usually dealt with by way of written resolutions so that all Directors (including Independent Non-executive Directors) can note and comment, as appropriate, the matters before approval is granted. • Director must declare his/her interest in the matters to be passed in the resolution, if applicable. • If a substantial shareholder or a Director has a conflict of interest in a matter to be considered by the Board which the Board has determined to be material, the matter will be dealt with in accordance with applicable rules and regulations and, if appropriate, an independent Board committee will be set up to deal with the matter.

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
A.1.8 (cont'd)	– Independent non-executive directors who, and whose associates, have no material interest in the transaction should be present at such board meeting.	√	

A.2 Chairman and Chief Executive Officer

Corporate Governance Principle

There should be a clear division of responsibilities between Chairman and the Managing Director of the Company to ensure a balance of power and authority.

A.2.1	– Separate roles of chairman and chief executive officer not to be performed by the same individual – Division of responsibilities between the chairman and chief executive officer should be clearly established and set out in writing.	√ √	• The positions of the Chairman of the Board and the Managing Director are currently held by separate individuals. • The Chairman determines the broad strategic direction of the Group in consultation with the Board and is responsible for the high-level oversight of management. • The Managing Director, with the support of the Executive Directors, is responsible for strategic planning of different business functions and day-to-day management and operation of the Group.
A.2.2	The chairman should ensure that all directors are properly briefed on issues arising at board meetings.	√	• With the support of the Executive Directors and the Company Secretary, the Chairman seeks to ensure that all Directors are properly briefed on issues arising at Board meetings and receive adequate and reliable information on a timely basis.

Corporate Governance Report *(continued)*

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
A.2.2 (cont'd)			• In addition to regular Board meetings, the Chairman had meetings with the Non-executive Directors (including the Independent Non-executive Directors) without the presence of the Executive Directors in May and November 2007. Details of the attendance records of the meetings are as follows:

	Attendance
Chairman	
LI Ka-shing	2/2
Non-executive Directors	
LEUNG Siu Hon	1/2
FOK Kin-ning, Canning	2/2
Frank John SIXT	1/2
CHOW Kun Chee, Roland	2/2
George Colin MAGNUS	2/2
Independent Non-executive Directors	
KWOK Tun-li, Stanley	2/2
YEH Yuan Chang, Anthony	2/2
Simon MURRAY	2/2
CHOW Nin Mow, Albert	2/2
HUNG Siu-lin, Katherine	2/2
WONG Yick-ming, Rosanna	2/2
CHEONG Ying Chew, Henry	2/2
KWAN Chiu Yin, Robert#	2/2

Note: The Chairman and the Non-executive Directors (including the Independent Non-executive Directors) may attend meetings in person, by phone or through other means of electronic communication or by their alternate directors in accordance with the Company's Articles of Association.

\# Resigned from the Board effective 1st January, 2007 for personal reason and re-appointed to the Board effective 22nd March, 2007.

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
A.2.3	The chairman should be responsible for ensuring that directors receive adequate information, which must be complete and reliable, in a timely manner.	√	• The Board papers including supporting analysis and related background information are normally sent to the Directors at least three days before Board meetings. • Communications between Non-executive Directors (including Independent Non-executive Directors) on the one hand, and the Company Secretary as co-ordinator for the other business units of the Group on the other, is a dynamic and interactive process to ensure that queries raised and clarification sought by the Directors are dealt with and further supporting information and/or documentation is provided if appropriate.

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
A.3	**Board composition**		
	Corporate Governance Principle *The Board should have a balance of skills and experience appropriate for the requirements of the business of the Company and should include a balanced composition of Executive and Non-executive Directors so that independent judgement can effectively be exercised.*		
A.3.1	Independent non-executive directors should be expressly identified as such in all corporate communications that disclose the names of directors of the company.	√	• The composition of the Board, by category and position of Directors including the names of the Chairman, the Executive Directors, the Non-executive Directors and the Independent Non-executive Directors, is disclosed in all corporate communications. • The Board consists of a total of twenty-one Directors, comprising eight Executive Directors, five Non-executive Directors and eight Independent Non-executive Directors. More than one-third of the Board are Independent Non-executive Directors of which more than one have appropriate professional qualifications, or accounting or related financial management expertise. • Details of the composition of the Board are set out on page 176. • The Directors' biographical information and the relationships among the Directors are set out on pages 24 to 27. • Review of the Board composition is made regularly to ensure that it has a balance of expertise, skills and experience appropriate for the requirements of the business of the Company.
A.4	**Appointments, re-election and removal**		
	Corporate Governance Principle *There should be a formal, considered and transparent procedure for the appointment of new Directors and plans in place for orderly succession for appointments to the Board. All Directors should be subject to re-election at regular intervals.*		
A.4.1	Non-executive directors should be appointed for a specific term, subject to re-election.	√	• All Directors (including Non-executive Directors) are subject to retirement by rotation once every three years and are subject to re-election in accordance with the Company's Articles of Association and the Code on CG Practices.

Corporate Governance Report *(continued)*

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
A.4.2	– All directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their appointment. – Every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.	√ √	• In accordance with the Company's Articles of Association, newly appointed Directors are required to offer themselves for re-election at the next following general meeting (in the case of filling a casual vacancy) or at the next following annual general meeting (in the case of an addition to the Board) following their appointment. • The Board as a whole is responsible for the appointment of new Directors and Directors' nomination for re-election by shareholders at the general meeting of the Company. Under the Company's Articles of Association, the Board may from time to time appoint a Director either to fill a casual vacancy or as an addition to the Board. Any such new Director shall hold office until the next following general meeting of the Company (in the case of filling a casual vacancy) or until the next following annual general meeting of the Company (in the case of an addition to the Board) and shall then be eligible for re-election at the same general meeting. • All Directors (including Non-executive Directors) are subject to retirement by rotation once every three years and are subject to re-election in accordance with the Company's Articles of Association and the Code on CG Practices. • The structure, size and composition of the Board are reviewed from time to time to ensure the Board has a balanced composition of skills and experience appropriate for the requirements of the businesses of the Company. The independence of the Independent Non-executive Directors is assessed according to the relevant rules and requirements under the Listing Rules. • Each of the Independent Non-executive Directors makes an annual confirmation of independence pursuant to the requirements of the Listing Rules. The Company is of the view that all Independent Non-executive Directors meet the independence guidelines set out in the relevant requirements of the Listing Rules and are independent in accordance with the terms of the guidelines.

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
A.5	**Responsibilities of directors**		
	Corporate Governance Principle *Every Director is required to keep abreast of responsibilities as a Director of the Company and of the conduct, business activities and development of the Company.*		
A.5.1	– Every newly appointed director of the company should receive a comprehensive, formal and tailored induction on the first occasion of his appointment, and subsequently such briefing and professional development as is necessary. – To ensure that he has a proper understanding of the operations and business of the company and that he is fully aware of his responsibilities under statute and common law, the Listing Rules, applicable legal requirements and other regulatory requirements and the business and governance policies of the company	√ √	• The Company Secretary and key officers of the Company Secretarial Department liaise closely with newly appointed Directors both immediately before and after his/her appointment to acquaint the newly appointed Directors with the duties and responsibilities as a Director of the Company and the business operation of the Company. • A package compiled and reviewed by the Company's legal advisers setting out such duties and responsibilities under the Listing Rules, Companies Ordinance and other related ordinances and relevant regulatory requirements of Hong Kong is provided to each newly appointed Director. A revised information package comprising the latest developments in laws, rules and regulations relating to the duties and responsibilities of directors will be forwarded to each Director from time to time for his/her information and ready reference. The revised "Non-statutory Guidelines on Directors' Duties" issued by the Companies Registry of Hong Kong in October 2007 has been forwarded to each Director for his/her information and ready reference. • Memos are issued from time to time to keep Directors up to date with legal and regulatory changes and matters of relevance to the Directors in the discharge of their duties. • During the year, seminars were organised at which distinguished professionals have been invited to present to the Directors on subjects such as directors' duties and balancing the benefits and costs of corporate governance, etc. The attendance rate was about 81%.

Corporate Governance Report *(continued)*

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
A.5.2	The functions of non-executive directors include:		• The Non-executive Directors exercise their independent judgement and advise on the future business direction and strategic plans of the Company. • Non-executive Directors review the financial information and operational performance of the Company on a regular basis. • Independent Non-executive Directors are invited to serve on the Audit and Remuneration Committees of the Company.
	– independent judgement on issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct at board meetings	√	
	– take the lead on potential conflicts of interests	√	
	– serve on the audit, remuneration, nomination and other governance committees, if invited	√	
	– scrutinise the company's performance in achieving agreed corporate goals and objectives, and monitoring the reporting of performance	√	
A.5.3	Every director should ensure that he can give sufficient time and attention to the affairs of the company and should not accept the appointment if he cannot do so.	√	• There is satisfactory attendance at Board meetings during the year. Please refer to A.1.1 of Part I for details of attendance records. • Every Executive Director has hands-on knowledge and expertise in the areas and operation in which he/she is charged with. Appropriate attention to the affairs of the Company is measured in terms of time as well as the quality of such attention and the ability of the Directors to contribute with reference to his/her necessary knowledge and expertise.

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
A.5.4	– Directors must comply with the Model Code. – Board should establish written guidelines on no less exacting terms than the Model Code for relevant employees.	√ √	• The Company has adopted the model code for securities transactions by directors of listed issuers ("Model Code") set out in Appendix 10 of the Listing Rules as its own code of conduct regarding Directors' securities transactions effective 31st March, 2004. • Confirmation has been received from all Directors that they have complied with the required standards set out in the Model Code for the year ended 31st December, 2007. • Written guidelines on no less exacting terms than the Model Code relating to securities transactions for employees are set out in the Employee Handbook of the Company.

A.6 Supply of and access to information

Corporate Governance Principle

Directors should be provided in a timely manner with appropriate information in such form and of such quality as will enable them to make an informed decision and to discharge their duties and responsibilities as Directors of the Company.

A.6.1	– Send agenda and full board papers to all directors at least 3 days before regular board or board committee meeting – So far as practicable for other board or board committee meetings	√ √	• Board/Board Committee papers are circulated not less than three days before the regular Board/Board Committee meetings to enable the Directors/Board Committee members to make informed decisions on matters to be raised at the Board/Board Committee meetings.

Corporate Governance Report *(continued)*

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
A.6.2	– Management has an obligation to supply the board and its committees with adequate information in a timely manner to enable it to make informed decisions.	√	• The Company Secretary and the Qualified Accountant attend all regular Board meetings to advise on corporate governance, statutory compliance, and accounting and financial matters, as appropriate. • Communications between Directors on the one hand, and the Company Secretary, who acts as co-ordinator for the other business units of the Group on the other, is a dynamic and interactive process to ensure that queries raised and clarification sought by the Directors are dealt with and that further supporting information is provided if appropriate.
	– The board and each director should have separate and independent access to the company's senior management for making further enquiries where necessary.	√	
A.6.3	– All directors are entitled to have access to board papers and related materials.	√	• Please see A.6.1 and A.6.2 of Part I above.
	– Steps must be taken to respond as promptly and fully as possible to queries raised by directors.	√	

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
B.	**REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT**		

B.1 The level and make-up of remuneration and disclosure

Corporate Governance Principle

There should be a formal and transparent procedure for setting policy on Executive Directors' remuneration and for fixing the remuneration packages for all Directors.

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
B.1.1	Establish a remuneration committee with specific written terms of reference comprising a majority of independent non-executive directors	√	• In accordance with the Code on CG Practices, the Company has set up a remuneration committee ("Remuneration Committee") with a majority of the members being Independent Non-executive Directors. • The Company established its Remuneration Committee on 1st January, 2005. • The Remuneration Committee comprises the Chairman of the Board, Mr. Li Ka-shing (Chairman of the Remuneration Committee), and two Independent Non-executive Directors, namely, Mr. Kwok Tun-li, Stanley and Dr. Wong Yick-ming, Rosanna. • Since the publication of the Company's 2006 annual report in April 2007, meetings of the Remuneration Committee were held in November 2007 and January 2008. Details of the attendance records of the members of the Remuneration Committee are as follows:

Members of the Remuneration Committee	Attendance
LI Ka-shing *(Chairman of the Remuneration Committee)*	2/2
KWOK Tun-li, Stanley	2/2
WONG Yick-ming, Rosanna	2/2

Note: The members of the Remuneration Committee can attend meetings in person, by phone or through other means of electronic communication or by their alternates in accordance with the Company's Articles of Association.

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
B.1.1 (cont'd)			• The following is a summary of the work for the Remuneration Committee during the said meetings: 1. Review of the remuneration policy for 2007/2008; 2. Review of the remuneration of Non-executive Directors; 3. Review of the annual performance bonus policy; and 4. Approval of remuneration packages of Executive Directors.
B.1.2	The remuneration committee should consult the chairman and/or chief executive officer about their proposals relating to the remuneration of other executive directors and have access to professional advice if considered necessary.	√	• The Remuneration Committee has consulted the Chairman and/or the Managing Director about proposals relating to the remuneration packages and other human resources issues of the Directors and senior management, including, without limitation, succession plan and key personnel movements as well as policies for recruiting and retaining qualified personnel. • The emoluments of Directors are based on the skill, knowledge, involvement in the Company's affairs and the performance of each Director, together with reference to the profitability of the Company, remuneration benchmarks in the industry, and prevailing market conditions. • To enable them to better advise on the Group's future remuneration policy and related strategies, the Remuneration Committee has been advised of the Group's existing remuneration policy and succession plan, such as guidelines on designing employees' remuneration packages and related market trends and information.

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
B.1.3	Terms of reference of the remuneration committee include: – determine specific remuneration packages of all executive directors and senior management – review and approve performance-based remuneration and the compensation payable on loss or termination of office or appointment – ensure that no director or any of his associates is involved in deciding his own remuneration	√	• The terms of reference of the Remuneration Committee, which follow closely the requirements of the Code Provisions and have been adopted by the Board, are posted on the Company's website.
B.1.4	The remuneration committee should make available its terms of reference, explaining its role and the authority delegated to it by the board.	√	• The terms of reference of the Remuneration Committee are posted on the Company's website. • The principal responsibilities of the Remuneration Committee include making recommendations to the Board on the Company's policy and structure for the remuneration of Directors and senior management, and reviewing the specific remuneration packages of all Executive Directors and senior management by reference to corporate goals and objectives resolved by the Board from time to time.
B.1.5	The remuneration committee should be provided with sufficient resources to discharge its duties.	√	• The Human Resources Department provides administrative support and implements the approved remuneration packages and other human resources related decisions approved by the Remuneration Committee.

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
C.	**ACCOUNTABILITY AND AUDIT**		
C.1	**Financial reporting** ***Corporate Governance Principle*** *The Board should present a balanced, clear and comprehensible assessment of the Company's performance, position and prospects.*		
C.1.1	Management should provide such explanation and information to the board as will enable the board to make an informed assessment of the financial and other information put before the board for approval.	√	• Directors are provided with a review of the Group's major business activities and key financial information on a quarterly basis.
C.1.2	– The directors should acknowledge in the Corporate Governance Report their responsibility for preparing the accounts.	√	• The Directors annually acknowledge in writing their responsibility for preparing the financial statements of the Group. • Directors are not aware of material uncertainties relating to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern as referred to in C.1.2 of the Code on CG Practices.
	– There should be a statement by the auditors about their reporting responsibilities in the auditors' report on the financial statements.	√	• With the assistance of the Accounts Department which is under the supervision of the Qualified Accountant of the Company, the Directors ensure the preparation of the financial statements of the Group are in accordance with statutory requirements and applicable accounting standards.
	– Unless it is inappropriate to assume that the company will continue in business, the directors should prepare the accounts on a going concern basis, with supporting assumptions or qualifications as necessary.	√	• The Directors also ensure the publication of the financial statements of the Group is in a timely manner. • The statement by the auditor of the Company regarding their reporting responsibilities on the financial statements of the Group is set out in the Independent Auditor's Report on pages 168 and 169.

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
C.1.2 (cont'd)	– When the directors are aware of material uncertainties relating to events or conditions that may cast significant doubt upon the company's ability to continue as a going concern, such uncertainties should be clearly and prominently set out and discussed at length in the Corporate Governance Report.	N/A	
C.1.3	The board's responsibility to present a balanced, clear and understandable assessment extends to annual and interim reports, other price-sensitive announcements and other financial disclosures required under the Listing Rules, and reports to regulators as well as to information required to be disclosed pursuant to statutory requirements.	√	• The Board aims to present a clear, balanced and understandable assessment of the Group's performance and position in all shareholder communications. • The Board is aware of the requirements under the applicable rules and regulations about timely disclosure of price-sensitive information or matters regarding the Company and will authorise the publication of such announcements as and when the occasion arises. The Company Secretary and key officers of the Company Secretarial Department work closely and in consultation with legal advisers to review the materiality and sensitivity of transactions and proposed transactions and advise the Board accordingly.

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
C.2	**Internal controls**		
	Corporate Governance Principle *The Board should ensure that the Company maintains sound and effective internal controls to safeguard the shareholders' investment and the Company's assets.*		
C.2.1	– Directors to review effectiveness of system of internal control of the company and its subsidiaries at least annually and to report that they have done so in the Corporate Governance Report – The review should cover all material controls, including financial, operational and compliance controls and risk management functions.	√ √	• The Board has overall responsibility for maintaining sound and effective internal control system of the Group. The Group's system of internal control includes a defined management structure with limits of authority, is designed to help the achievement of business objectives, safeguard assets against unauthorised use or disposition, ensure the maintenance of proper accounting records for the provision of reliable financial information for internal use or for publication, and ensure compliance with relevant legislation and regulations. The system is designed to provide reasonable, but not absolute, assurance against material misstatement or loss and to manage rather than eliminate risks of failure in operational systems and achievement of the Group's objectives. *Internal Control Environment* • An organisational structure with operating policies and procedures, lines of responsibility and delegated authority has been established. • The relevant Executive Directors and senior management are delegated with respective levels of authorities with regard to key corporate strategy and policy and contractual commitments. • Operational budgets are prepared by operational departments and reviewed by the responsible Directors prior to being adopted. There are procedures for the appraisal, review and approval of major capital and recurrent expenditure. Results of operations against budgets are reported regularly to the Executive Directors.

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
C.2.1 (cont'd)			• Proper controls are in place for the recording of complete, accurate and timely accounting and management information. Regular reviews and audits are carried out to ensure that the preparation of financial statements is carried out in accordance with generally accepted accounting principles, the Group's accounting policies and applicable laws and regulations. • The Internal Control Self Assessment process is established that requires the senior management in each material business unit to annually assess the effectiveness of controls over the reliability of financial reporting, effectiveness and efficiency of operations and compliance with applicable laws and regulations and the related risks. • The Internal Audit Department provides an independent appraisal of the Group's financial and operational activities, and makes constructive recommendations to the relevant management for necessary actions. The Internal Audit Department carries out annual risk assessment on each audit area and derives a yearly audit plan according to their risk ratings. The audit plan is reviewed and endorsed by the audit committee of the Company ("Audit Committee"). In addition to its agreed schedule of work, the Internal Audit Department conducts other review and investigative work as may be required. The results of internal audit reviews and agreed action plans in response to the Internal Audit Department's recommendations are reported to the Executive Directors and Audit Committee periodically. The Internal Audit Department also follows up the corrective actions to ensure that satisfactory controls are maintained. • The Board, through the Audit Committee, has conducted an annual review of the effectiveness of the system of internal control of the Company and its subsidiaries and considers it is adequate and effective. The review covers all material controls, including financial, operational and compliance controls and risk management functions.

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
C.3	**Audit Committee**		
	Corporate Governance Principle *The Board should establish formal and transparent arrangements for considering how it will apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the Company's auditors.*		
C.3.1	– Full minutes of audit committee meetings should be kept by a duly appointed secretary of the meeting.	√	• Minutes drafted by the Company Secretary are circulated to members of the Audit Committee within a reasonable time after each meeting. • Audit Committee meetings were held in March and August 2007. Details of the attendance records of members of the Audit Committee are as follows:
	– Draft and final versions of minutes for all members of the audit committee to comment and to keep records within a reasonable time after the meeting	√	(see table below)

Members of the Audit Committee	Attendance
CHEONG Ying Chew, Henry *(Chairman of the Audit Committee)*	2/2
KWOK Tun-li, Stanley	2/2
HUNG Siu-lin, Katherine	2/2

Note: The members of the Audit Committee may attend meetings in person, by phone or through other means of electronic communication or by their alternates in accordance with the Company's Articles of Association.

• The following is a summary of the work of the Audit Committee during 2007:

1. Review of the financial reports for 2006 annual results and 2007 interim results;
2. Review of the findings and recommendations of the Internal Audit Department on the work of various departments and related companies;
3. Review of the effectiveness of the internal control system;
4. Review of the external auditor's audit findings;
5. Review of the auditor's remuneration;
6. Review of risks of different business units and analysis thereof provided by the relevant business units; and
7. Review of the control mechanisms for such risks and advising on action plans for improvement of the situations.

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
C.3.1 (cont'd)			• After due and careful consideration of reports from management and the internal and external auditors, the Audit Committee was of the view that no suspected fraud or irregularities, significant internal control deficiencies, or suspected infringement of laws, rules, or regulations had been found, and concluded at the meeting held on 25th March, 2008 that the system of internal controls was adequate and effective. • On 25th March, 2008, the Audit Committee met to review the Group's 2007 consolidated financial statements, including the accounting principles and practices adopted by the Group, in conjunction with the Company's external auditor. After review and discussions with the management, internal auditor and external auditor, the Audit Committee endorsed the accounting treatment adopted by the Company, and the Audit Committee had to the best of its ability assured itself that the disclosure of the financial information in the 2007 Annual Report complied with the applicable accounting standards and Appendix 16 to the Listing Rules. The Audit Committee therefore recommended the Board's approval of the consolidated financial statements for the year ended 31st December, 2007. • The Audit Committee also recommended to the Board the re-appointment of Messrs. Deloitte Touche Tohmatsu ("Deloitte") as the Company's external auditor for 2008 and that the related resolution shall be put forth for shareholders' consideration and approval at the 2008 annual general meeting. • The Group's Annual Report for the year ended 31st December, 2007 has been reviewed by the Audit Committee.

Corporate Governance Report *(continued)*

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
C.3.2	A former partner of existing auditing firm shall not act as a member of the committee for 1 year after he ceases to be a partner of or to have any financial interest in, the firm, whichever is the later.	√	• No member of the Audit Committee is a former partner of the existing auditing firm of the Company during the one year after he/she ceases to be a partner of the auditing firm. • Mr. Kwan Chiu Yin, Robert, who was a partner of Deloitte, the existing auditing firm of the Company, retired on 1st June, 2002 and was appointed as the Chairman of the Audit Committee of the Company on 23rd September, 2004, more than one year after he ceased to be a partner of Deloitte. Mr. Kwan ceased to be the Chairman of the Audit Committee of the Company on 1st January, 2007.
C.3.3	Terms of reference of the audit committee include: – recommendation to the board on the appointment and removal of external auditors and approval of their terms of engagement – review and monitor external auditors' independence and effectiveness of audit process – review of financial information of the company – oversight of the company's financial reporting system and internal control procedures	√	• Terms of reference of the Audit Committee, which follow closely the requirements of the Code Provisions and have been adopted by the Board, are posted on the Company's website.

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
C.3.4	The audit committee should make available its terms of reference, explaining its role and the authority delegated to it by the board.	√	• The Listing Rules require every listed issuer to establish an audit committee comprising at least three members who must be non-executive directors only, and the majority thereof must be independent non-executive directors, at least one of whom must have appropriate professional qualifications, or accounting or related financial management expertise. The Company established the Audit Committee in December 1998 with reference to "A Guide for the Formation of an Audit Committee" issued by the Hong Kong Institute of Certified Public Accountants. • In accordance with the requirements of the Code on CG Practices, the terms of reference of the Audit Committee were revised on 1st January, 2005 in terms substantially the same as the provisions set out in the Code on CG Practices. The revised terms of reference of the Audit Committee are available on the Company's website. • The principal duties of the Audit Committee include the review and supervision of the Group's financial reporting system and internal control procedures, review of the Group's financial information and review of the relationship with the external auditor of the Company. Regular meetings have been held by the Audit Committee since its establishment. • Following the retirement of Mr. Kwan Chiu Yin, Robert from the Audit Committee effective 1st January, 2007, the Audit Committee comprises three Independent Non-executive Directors, namely, Mr. Cheong Ying Chew, Henry (Chairman of the Audit Committee), Mr. Kwok Tun-li, Stanley and Ms. Hung Siu-lin, Katherine, held two meetings during the year.

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
C.3.5	Where the board disagrees with the audit committee's view on the selection, appointment, resignation or dismissal of the external auditors, the company should include in the Corporate Governance Report a statement from the audit committee explaining its recommendation and also the reason(s) why the board has taken a different view.	N/A	• The Audit Committee recommended to the Board that, subject to shareholders' approval at the forthcoming annual general meeting, Deloitte be re-appointed as the Company's external auditor for 2008. • For the year ended 31st December, 2007, the external auditor of the Company received approximately HK$6 million for audit services and HK$1 million for tax and other services.
C.3.6	The audit committee should be provided with sufficient resources to discharge its duties.	√	• The Audit Committee has been advised that the Company Secretary can arrange independent professional advice at the expense of the Company should the seeking of such advice be considered necessary by the Audit Committee.

D. DELEGATION BY THE BOARD

D.1 Management functions

Corporate Governance Principle

The Company should have a formal schedule of matters specifically reserved to the Board and those delegated to management.

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
D.1.1	When the board delegates aspects of its management and administration functions to management, it must at the same time give clear directions as to the powers of management, in particular, with respect to the circumstances where management should report back and obtain prior approval from the board before making decisions or entering into any commitments on behalf of the company.	√	• Executive Directors are in charge of different businesses and functional divisions in accordance with their respective areas of expertise. • Please refer to the Management Structure Chart set out on page 111. • For matters or transactions of a material nature, the same will be referred to the Board for approval. • For matters or transactions of a magnitude requiring disclosure under the Listing Rules or other applicable rules or regulations, appropriate disclosure will be made and where necessary, circular will be prepared and shareholders' approval will be obtained in accordance with the requirements of the applicable rules and regulations.

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
D.1.2	Formalise functions reserved to the board and those delegated to management. It should review those arrangements on a periodic basis to ensure that they remain appropriate to the needs of the company.	√	• The Board, led by the Chairman, is responsible for the Group's future development directions; overall strategies and policies; evaluation of the performance of the Group and the management; and approval of matters that are of a material or substantial nature. • Under the leadership of the Managing Director, management is responsible for the day-to-day operations of the Group.

D.2 Board Committees

Corporate Governance Principle

Board Committees should be formed with specific written terms of reference which deal clearly with the committees' authority and duties.

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
D.2.1	Where board committees are established to deal with matters, the board should prescribe sufficiently clear terms of reference to enable such committees to discharge their functions properly.	√	• Two Board Committees, namely, Audit Committee and Remuneration Committee have been established with specific terms of reference as mentioned in C.3.3 and B.1.3 of Part I above.
D.2.2	The terms of reference of board committees should require such committees to report back to the board on their decisions or recommendations, unless there are legal or regulatory restrictions on their ability to do so (such as a restriction on disclosure due to regulatory requirements).	√	• Board Committees report to the Board of their decisions and recommendations at the Board meetings.

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
E.	COMMUNICATION WITH SHAREHOLDERS		

E.1 Effective communication

Corporate Governance Principle

The Board should endeavour to maintain an on-going dialogue with shareholders and in particular, use annual general meetings or other general meetings to communicate with shareholders and encourage their participation.

E.1.1	In respect of each substantially separate issue at a general meeting, a separate resolution should be proposed by the chairman of that meeting.	√	• Separate resolutions are proposed at the general meeting on each substantially separate issue, including the election of individual directors.
E.1.2	– The chairman of the board should attend the annual general meeting and arrange for the chairmen of the audit, remuneration and nomination committees (as appropriate) or in the absence of the chairman of such committees, another member of the committee to be available to answer questions at the annual general meeting.	√	• In 2007, the Chairman of the Board, Chairman of the Audit Committee and Chairman of the Remuneration Committee attended the annual general meeting and were available to answer questions.

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
E.1.2 (cont'd)	– The chairman of the independent board committee (if any) should also be available to answer questions at any general meeting to approve a connected transaction or any other transaction that is subject to independent shareholders' approval.	√	• The Company establishes different communication channels with shareholders and investors, including (i) printed copies of corporate communications (including but not limited to annual reports, interim reports, notices of meetings, circulars and proxy forms) required under the Listing Rules, and shareholders can select to receive such documents by electronic means; (ii) the annual general meeting provides a forum for shareholders to raise comments and exchange views with the Board; (iii) updated and key information on the Group is available on the website of the Company; (iv) the Company's website offers a communication channel between the Company and its shareholders and stakeholders; (v) regular press conferences and briefing meetings with analysts are arranged from time to time to update interested parties on the performance of the Group; (vi) the Company's Registrars deal with shareholders for share registration and related matters; and (vii) Corporate Affairs Department of the Company handles enquiries from shareholders, and investors generally.

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
E.2	**Voting by poll** ***Corporate Governance Principle*** *The Company should regularly inform shareholders of the procedure for voting by poll and ensure compliance with the requirements about voting by poll contained in Listing Rules and the constitutional documents of the Company.*		
E.2.1	– The chairman of a meeting should ensure disclosure in the circulars of the procedures for and the rights of shareholders to demand a poll.	√	• In 2007, the right to demand a poll was set out in the circular containing the notice of annual general meeting. • In 2007, the Chairman of the annual general meeting exercised his power under the Articles of Association of the Company to put each resolution set out in the notice to be voted by way of a poll.
	– The chairman of a meeting and/or directors who, individually or collectively, hold proxies in respect of shares representing 5% or more of the total voting rights at a particular meeting shall demand a poll in certain circumstances where, on a show of hands, a meeting votes in the opposite manner to that instructed in those proxies.	√	
	– If a poll is required under such circumstances, the chairman of the meeting should disclose to the meeting the total number of votes represented by all proxies held by directors indicating an opposite vote to the votes cast at the meeting on a show of hands.	√	

Code Ref.	Code Provisions	Compliance	Corporate Governance Practices
E.2.2	– The company should count all proxy votes and, except where a poll is required, the chairman of a meeting should indicate to the meeting the level of proxies lodged on each resolution, and the balance for and against the resolution, after it has been dealt with on a show of hands.	√	• Representatives of the Share Registrars of the Company were appointed as scrutineers to monitor and count the poll votes cast at the annual general meeting. • Poll results were announced at the adjourned meeting, posted on the websites of the Company and the Stock Exchange, and also published in Hong Kong newspapers on the business day following the annual general meeting of the Company.
	– The company should ensure that votes cast are properly counted and recorded.	√	
E.2.3	The chairman of a meeting should at the commencement of the meeting ensure that an explanation is provided of:		• At the 2007 annual general meeting, the Chairman of the meeting explained the detailed procedures for conducting a poll, which had also been set out in the circular containing the notice of annual general meeting, and then answered any questions from shareholders.
	– the procedures for demanding a poll by shareholders before putting a resolution to the vote on a show of hands; and	√	• At the 2007 annual general meeting, the Chairman of the meeting exercised his power under the Articles of Association of the Company to put each resolution set out in the notice to be voted by way of a poll.
	– the detailed procedures for conducting a poll and then answer any questions from shareholders whenever voting by way of a poll is required.	√	

II. Recommended Best Practices

Recommended Best Practice Ref.	Recommended Best Practices	Comply ("C")/ Explain ("E")	Corporate Governance Practices
A.	**DIRECTORS**		
A.1	**The Board**		
	Corporate Governance Principle *The Board should assume responsibility for leadership and control of the Company; and is collectively responsible for directing and supervising the Company's affairs.*		
A.1.9	Arrange appropriate insurance cover in respect of legal action against the directors	C	• The Company has arranged appropriate Directors and Officers liability insurance coverage for its Directors and officers since 1st July, 1991 including the year 2007/2008.
A.1.10	Board committees should adopt, so far as practicable, the principles, procedures and arrangements set out in A.1.1 to A.1.8.		• The Company has an Audit Committee and a Remuneration Committee.
	A.1.1 Regular board meetings at least four times a year involving active participation, either in person or through other electronic means of communication, of majority of directors	E	• Based on available data and information, the Company is not satisfied that quarterly review by the Audit Committee would bring meaningful benefit to the shareholders. Meetings between the Chairman and the Non-executive Directors (including the Independent Non-executive Directors) without the presence of Executive Directors were held two times a year at which ample opportunity was provided for reflection of their views and comments to the Board. • Apart from the Audit Committee, the Company has a Remuneration Committee. The principal responsibility of the Remuneration Committee is to make recommendations to the Board on the Company's policy and structure for the remuneration of its Directors and senior management, which, in line with normal market practice, are only subject to review on an annual basis. It is therefore not necessary for the Remuneration Committee to have four meetings a year as recommended. • The Remuneration Committee held two meetings in respect of the year of 2007. The meeting held in November 2007 was to provide the Remuneration Committee with an overview of the job market conditions and trends for the year, and the meeting held in January 2008 was to review, consider and endorse the remuneration packages proposed for the Executive Directors of the Company.
	A.1.2 All directors are given an opportunity to include matters in the agenda for regular board meetings.	C	

Recommended Best Practice Ref.	Recommended Best Practices	Comply ("C")/ Explain ("E")	Corporate Governance Practices
A.1.10 (cont'd)	A.1.3 – At least 14 days notice for regular board meetings	C	• All members of the Board Committees are consulted as to whether they may want to include any matter in the agenda before the agenda for each Board Committee meeting is issued.
	– Reasonable notice for other board meetings	C	• Regular Board Committee meetings in a particular year are usually scheduled towards the end of the immediately preceding year to give all Board Committee members adequate time to plan their schedules to attend. • At least 14 days formal notice would be given before each Board Committee meeting. • According to the Company's Articles of Association, a Board Committee member may waive notice of the relevant Board Committee meeting and any such waiver may be prospective or retrospective.
	A.1.4 All directors should have access to the advice and services of the company secretary with a view to ensuring that board procedures, and all applicable rules and regulations, are followed.	C	• Board Committee members have access to the Company Secretary and key officers of the Company Secretarial Department who are responsible to the Board Committees for ensuring that Board Committee procedures, and all applicable rules and regulations, are followed.
	A.1.5 – Minutes of board meetings and meetings of board committees should be kept by a duly appointed secretary of the meeting.	C	• The Company Secretary prepares minutes/written resolutions and keeps records of substantive matters discussed and decisions resolved at Board Committee meetings.
	– Such minutes should be open for inspection at any reasonable time on reasonable notice by any director.	C	• Board Committee minutes/written resolutions are sent to all Board Committee members within a reasonable time (generally within 14 days) after each Board Committee meeting. • Board Committee minutes/written resolutions are available for inspection by Board Committee members.

Corporate Governance Report *(continued)*

Recommended Best Practice Ref.	Recommended Best Practices	Comply ("C")/ Explain ("E")	Corporate Governance Practices
A.1.10 (cont'd)	A.1.6		• The minutes of the Board Committees record in sufficient detail the matters considered by the Board Committees and decisions reached.
	– Minutes of board meetings and meetings of board committees should record in sufficient detail the matters considered by the board and decisions reached.	C	• Board Committee members are given an opportunity to comment on the draft Board Committee minutes. • Final version of Board Committee minutes is placed on record within a reasonable time after the Board Committee meeting.
	– Draft and final versions of board minutes for all directors to comment and to keep records within a reasonable time after the board meeting	C	• Board Committee members have been advised that the Company Secretary can arrange independent professional advice at the expense of the Company should such advice be considered necessary by any Board Committee member.
	A.1.7		
	– A procedure agreed by the board to enable directors, upon reasonable request, to seek independent professional advice in appropriate circumstances, at the company's expense	C	
	– The board should resolve to provide separate independent professional advice to directors to assist the relevant director or directors to discharge his/her duties to the company.	C	

Recommended Best Practice Ref.	Recommended Best Practices	Comply ("C")/ Explain ("E")	Corporate Governance Practices
A.1.10 (cont'd)	A.1.8 – If a substantial shareholder or a director has a conflict of interest in a matter to be considered by the board which the board has determined to be material, the matter should not be dealt with by way of circulation or by a committee but a board meeting should be held.	C	• Board Committee members must declare his/her interest in the matters to be considered by the Board Committee, if applicable. • In case of conflict of interests, relevant Directors refrain from voting. Mr. Li Ka-shing, the Chairman of the Board, is also the Chairman of the Remuneration Committee. He refrained from voting at decisions made in respect of his own remuneration package.
	– Independent non-executive directors who, and whose associates, have no material interest in the transaction should be present at such board meeting.	C	

Corporate Governance Report *(continued)*

Recommended Best Practice Ref.	Recommended Best Practices	Comply ("C")/ Explain ("E")	Corporate Governance Practices
A.2	**Chairman and Chief Executive Officer**		
	Corporate Governance Principle *There should be a clear division of responsibilities between Chairman and the Managing Director of the Company to ensure a balance of power and authority.*		
A.2.4	– Chairman to provide leadership for the board	C	• The Chairman of the Board is an Executive Director who is responsible for the leadership and effective running of the Board.
	– The chairman should ensure that the board works effectively and discharges its responsibilities, and that all key and appropriate issues are discussed by the board in a timely manner.	C	• The Chairman determines the broad strategic direction of the Group in consultation with the Board and is responsible for the high-level oversight of management. • The Board meets regularly and held meetings in March, May, August and November 2007. • With the support of the Executive Directors and the Company Secretary, the Chairman ensures that all Directors are properly briefed on all key and appropriate issues on a timely manner.
	– The chairman should be primarily responsible for drawing up and approving the agenda for each board meeting taking into account, where appropriate, any matters proposed by the other directors for inclusion in the agenda. The chairman may delegate such responsibility to a designated director or the company secretary.	C	• The Company Secretary assists the Chairman in preparing the agenda for each Board meeting and ensures that, where applicable, matters proposed by other Directors are included in the agenda; and that all applicable rules and regulations are followed.

Recommended Best Practice Ref.	Recommended Best Practices	Comply ("C")/ Explain ("E")	Corporate Governance Practices
A.2.5	The chairman should take responsibility for ensuring that good corporate governance practices and procedures are established.	C	• The Board as a whole and the management of the Company are committed to the maintenance of good corporate governance practices and procedures.
A.2.6	The chairman should encourage all directors to make a full and active contribution to the board's affairs and take the lead to ensure that the board acts in the best interests of the company.	C	• Please refer to A.2.4 and A.2.5 of Part II for the details.
A.2.7	The chairman should at least annually hold meetings with the non-executive directors (including independent non-executive directors) without the executive directors present.	C	• In addition to regular Board meetings, the Chairman had meetings with the Non-executive Directors (including the Independent Non-executive Directors) without the presence of the Executive Directors in May and November 2007. Details of the attendance records of the meetings are set out on page 64.

Corporate Governance Report *(continued)*

Recommended Best Practice Ref.	Recommended Best Practices	Comply ("C")/ Explain ("E")	Corporate Governance Practices
A.2.8	The chairman should ensure that appropriate steps are taken to provide effective communication with shareholders and that views of shareholders are communicated to the board as a whole.	C	• The Company establishes different communication channels with shareholders and investors, including (i) printed copies of corporate communications (including but not limited to annual reports, interim reports, notices of meetings, circulars and proxy forms) required under the Listing Rules, and shareholders can select to receive such documents by electronic means; (ii) the annual general meeting provides a forum for shareholders to raise comments and exchange views with the Board; (iii) updated and key information on the Group is available on the website of the Company; (iv) the Company's website offers a communication channel between the Company and its shareholders and stakeholders; (v) regular press conferences and briefing meetings with analysts are arranged from time to time to update interested parties on the performance of the Group; (vi) the Company's Registrars deal with shareholders for share registration and related matters; and (vii) Corporate Affairs Department of the Company handles enquiries from shareholders, and investors generally.
A.2.9	The chairman should facilitate the effective contribution of non-executive directors in particular and ensure constructive relations between executive and non-executive directors.	C	• Please refer to A.2.4 and A.2.5 of Part II for the details.

Recommended Best Practice Ref.	Recommended Best Practices	Comply ("C")/ Explain ("E")	Corporate Governance Practices
A.3	**Board composition**		
	Corporate Governance Principle *The Board should have a balance of skills and experience appropriate for the requirements of the business of the Company and should include a balanced composition of Executive and Non-executive Directors so that independent judgement can effectively be exercised.*		
A.3.2	The company should appoint independent non-executive directors representing at least one-third of the board.	C	• The Board consists of a total of twenty-one Directors, comprising eight Executive Directors, five Non-executive Directors and eight Independent Non-executive Directors. More than one-third of the Board are Independent Non-executive Directors of which more than one have appropriate professional qualifications, or accounting or related financial management expertise.
A.3.3	The company should maintain on its website an updated list of its directors identifying their role and function and whether they are independent non-executive directors.	C	• The Company maintains on its website an updated list of its Directors together with their biographical information, and identifies whether they are independent non-executive directors. The Company has also posted on its website the Terms of Reference of the Board Committees to enable the shareholders to understand the role played by those Independent Non-executive Directors who serve on the relevant Board Committees.
		E	• The Company is of the view that Executive Directors are collectively in charge of the overall executive functions of the Group as a team for the purposes of efficiency and effectiveness, and hence it is neither appropriate nor meaningful to identify on its website the role and function of its individual Executive Directors.

Corporate Governance Report *(continued)*

Recommended Best Practice Ref.	Recommended Best Practices	Comply ("C")/ Explain ("E")	Corporate Governance Practices
A.4	**Appointments, re-election and removal**		
	Corporate Governance Principle *There should be a formal, considered and transparent procedure for the appointment of new Directors and plans in place for orderly succession for appointments to the Board. All Directors should be subject to re-election at regular intervals.*		
A.4.3	– If an independent non-executive director serves more than 9 years, any further appointment of such independent non-executive director should be subject to a separate resolution to be approved by shareholders.	C	• Each Independent Non-executive Director who was subject to retirement by rotation was appointed by a separate resolution in the Company's annual general meeting. Each Independent Non-executive Director who was eligible for re-election at the annual general meeting had made a confirmation of independence pursuant to Rule 3.13 of the Listing Rules. The Company had expressed the view in its circular that each Independent Non-executive Director who was eligible for re-election had met the independence guidelines set out in Rule 3.13 of the Listing Rules and was independent in accordance with the terms of the guidelines. While in accordance with the recommended best practices, the Company has to include its own recommendation in the circular to explain why a particular candidate should be re-elected, as their relevant credentials have been included in the circular for the shareholders' information, the Company opines that it is more important for the shareholders themselves to make their own independent decision on whether to approve a particular re-election or not.
	– The board should set out to shareholders in the papers accompanying a resolution to elect such an independent non-executive director the reasons they believe that the individual continues to be independent and why he should be re-elected.	C	

Recommended Best Practice Ref.	Recommended Best Practices	Comply ("C")/ Explain ("E")	Corporate Governance Practices
A.4.4 – A.4.8	– The company should establish a nomination committee. A majority of the members of the nomination committee should be independent non-executive directors. – The nomination committee should be established with specific written terms of reference which deal clearly with the committee's authority and duties. – It is recommended that the nomination committee should discharge the following duties:- (a) review the structure, size and composition (including the skills, knowledge and experience) of the board on a regular basis and make recommendations to the board regarding any proposed changes;	E	• The Company does not have a nomination committee. The Board as a whole is responsible for the appointment of new Directors and the nomination of Directors for re-election by shareholders at the general meeting of the Company. Under the Company's Articles of Association, the Board may from time to time appoint a Director either to fill a casual vacancy or as an addition to the Board. Any such new Director shall hold office until the next following general meeting of the Company (in the case of filling a casual vacancy) or until the next following annual general meeting of the Company (in the case of an addition to the Board) and shall then be eligible for re-election at the same general meeting. • At present, the Company does not consider it necessary to have a nomination committee as the full Board is responsible for reviewing the structure, size and composition of the Board from time to time to ensure that it has a balanced composition of skills and experience appropriate for the requirements of the businesses of the Company, and the Board as a whole is also responsible for reviewing the succession plan for the Directors, in particular the Chairman and the Managing Director.

Recommended Best Practice Ref.	Recommended Best Practices	Comply ("C")/ Explain ("E")	Corporate Governance Practices
A.4.4 – A.4.8 (cont'd)	(b) identify individuals suitably qualified to become board members and select or make recommendations to the board on the selection of, individuals nominated for directorships; (c) assess the independence of independent non-executive directors; and (d) make recommendations to the board on relevant matters relating to the appointment or re-appointment of directors and succession planning for directors in particular the chairman and the chief executive officer.		• Under the Company's Articles of Association, the Board may from time to time appoint a Director either to fill a casual vacancy or as an addition to the Board. The Company uses a formal, considered and transparent procedure for the appointment of new Directors. Before a prospective Director's name is formally proposed, the opinions of the existing Directors (including the Independent Non-executive Directors) are sought. After considering the proposal for the appointment of a new Director, the Board as a whole will make the final decision. • The Board as a whole is responsible for assessing the independence of the Independent Non-executive Directors according to the relevant rules and requirements under the Listing Rules. The Company is of the view that all Independent Non-executive Directors meet the independence guidelines set out in the relevant requirements of the Listing Rules and are independent in accordance with the terms of the guidelines.

Recommended Best Practice Ref.	Recommended Best Practices	Comply ("C")/ Explain ("E")	Corporate Governance Practices
A.4.4 – A.4.8 (cont'd)	– The nomination committee should make available its terms of reference explaining its role and the authority delegated to it by the board.		
	– The nomination committee should be provided with sufficient resources to discharge its duties.		
	– Where the board proposes a resolution to elect an individual as an independent non-executive director at the general meeting, it should set out in the circular to shareholders and/or explanatory statement accompanying the notice of the relevant general meeting why they believe the individual should be elected and the reasons why they consider the individual to be independent.		• Please refer to A.4.3 of Part II for the details.

Recommended Best Practice Ref.	Recommended Best Practices	Comply ("C")/ Explain ("E")	Corporate Governance Practices
A.5	**Responsibilities of directors**		
	Corporate Governance Principle *Every Director is required to keep abreast of responsibilities as a Director of the Company and of the conduct, business activities and development of the Company.*		
A.5.5	All directors should participate in a programme of continuous professional development to develop and refresh their knowledge and skills to help ensure that their contribution to the board remains informed and relevant. The company should be responsible for arranging and funding a suitable development programme.	C	• The Company regularly reminds all Directors of their functions and responsibilities. Through regular Board meetings and the circulation of written resolutions, memos and board papers, all Directors are kept abreast of the conduct, business activities and development of the Company. • A package compiled and reviewed by the Company's legal advisers setting out the duties and responsibilities of directors under the Listing Rules, the Companies Ordinance and other related ordinances and relevant regulatory requirements of Hong Kong is provided to each newly appointed Director. A revised information package comprising the latest developments in laws, rules and regulations relating to the duties and responsibilities of directors will be forwarded to each Director from time to time for his/her information and ready reference. The revised "Non-statutory Guidelines on Directors' Duties" issued by the Companies Registry of Hong Kong in October 2007 has been forwarded to each Director for his/her information and ready reference. • Memos are issued from time to time to keep Directors up to date with legal and regulatory changes and matters of relevance to the Directors in the discharge of their duties. • During the year, seminars were organised at which distinguished professionals were invited to present to the Directors on subjects such as directors' duties and balancing the benefits and costs of corporate governance, etc.

Recommended Best Practice Ref.	Recommended Best Practices	Comply ("C")/ Explain ("E")	Corporate Governance Practices
A.5.6	Each director should disclose to the company at the time of his appointment, and on a periodic basis, the number and nature of offices held in public companies or organisations and other significant commitments, with the identity of the public companies or organisations and an indication of the time involved. The board should determine for itself how frequently such disclosure should be made.	C	• The Directors have disclosed to the Company at the time of their appointment and from time to time thereafter the number and nature of offices held in public companies or organisations and other significant commitments, identifying the public companies or organisations involved.
A.5.7	Non-executive directors, as equal board members, should give the board and any committees on which they serve such as the audit, remuneration or nomination committees the benefit of their skills, expertise and varied backgrounds and qualifications through regular attendance and active participation. They should also attend general meetings and develop a balanced understanding of the views of shareholders.	C	• There is satisfactory attendance at Board meetings, Board Committee meetings, the meetings between the Chairman and the Non-executive Directors (including the Independent Non-executive Directors) and the general meeting during the year. Please refer to A.1.1, A.2.2, B.1.1 and C.3.1 of Part I for details of attendance records. • Extent of participation and contribution should be viewed both quantitatively and qualitatively.

Corporate Governance Report *(continued)*

Recommended Best Practice Ref.	Recommended Best Practices	Comply ("C")/ Explain ("E")	Corporate Governance Practices
A.5.8	Non-executive directors should make a positive contribution to the development of the company's strategy and policies through independent, constructive and informed comments.	C	• There is satisfactory attendance at Board meetings, Board Committee meetings, the meetings between the Chairman and the Non-executive Directors (including the Independent Non-executive Directors) and the general meeting during the year. Please refer to A.1.1, A.2.2, B.1.1 and C.3.1 of Part I for details of attendance records.

A.6 Supply of and access to information

Corporate Governance Principle

Directors should be provided in a timely manner with appropriate information in such form and of such quality as will enable them to make an informed decision and to discharge their duties and responsibilities as Directors of the Company.

Please note that there is no recommended best practice under Section A.6 in the Code on CG Practices.

B. REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT

B.1 The level and make-up of remuneration and disclosure

Corporate Governance Principle

There should be a formal and transparent procedure for setting policy on Executive Directors' remuneration and for fixing the remuneration packages for all Directors.

Recommended Best Practice Ref.	Recommended Best Practices	Comply ("C")/ Explain ("E")	Corporate Governance Practices
B.1.6	A significant proportion of executive directors' remuneration should be structured so as to link rewards to corporate and individual performance.	C	• A significant proportion of Executive Directors' remuneration has been structured so as to link rewards to corporate and individual performance in 2007. Please refer to note (4) in the Notes to Financial Statements for details of discretionary bonus.
B.1.7	The company should disclose details of any remuneration payable to members of senior management, on an individual and named basis, in their annual reports and accounts.	E	• The remuneration payable to senior management represents only a small portion of the turnover or profits of the Company. As a matter of practice, disclosing details of the remuneration payable to senior management on an individual basis does not bring significant benefits or provide useful information to the shareholders.

Recommended Best Practice Ref.	Recommended Best Practices	Comply ("C")/ Explain ("E")	Corporate Governance Practices
B.1.8	Where the board resolves to approve any remuneration or compensation arrangements which the remuneration committee has previously resolved not to approve, the board must disclose the reasons for its resolution in its next annual report.	N/A	• The Board has never approved any remuneration or compensation arrangements which have previously been rejected by the Remuneration Committee.

C. ACCOUNTABILITY AND AUDIT

C.1 Financial reporting

Corporate Governance Principle

The Board should present a balanced, clear and comprehensible assessment of the Company's performance, position and prospects.

C.1.4	The company should announce and publish quarterly financial results within 45 days after the end of the relevant quarter, disclosing such information as would enable shareholders to assess the performance, financial position and prospects of the company. Any such quarterly financial reports should be prepared using the accounting policies applied to the company's half-year and annual accounts.	E	• The Company issued half-yearly financial results within 3 months after the end of the relevant period, and annual financial results within 4 months after the end of the relevant year. In addition, all significant and price-sensitive transactions have been announced and disclosed in accordance with the Listing Rules during the year. The shareholders of the Company are therefore able to assess the performance, financial position and prospects of the Company. The Company does not consider it necessary, nor is it in the interests of the Company and its shareholders, to issue quarterly financial results. This would result in incurring costs disproportionate to any additional benefits to the shareholders. • Quarterly financial reports may not fairly reflect the actual performance of the Company given that the development cycle of property projects often spans a period of three to five years.

Corporate Governance Report *(continued)*

Recommended Best Practice Ref.	Recommended Best Practices	Comply ("C")/ Explain ("E")	Corporate Governance Practices
C.1.5	Once the company decides to announce and publish its quarterly financial results, it should continue to adopt quarterly reporting for each of the first 3 and 9 months periods of subsequent financial years. Where the company decides not to announce and publish its financial results for a particular quarter, it should publish an announcement to disclose the reason(s) for such decision.	E	• Please refer to C.1.4 of Part II for the details.
C.2	**Internal controls**		
	Corporate Governance Principle *The Board should ensure that the Company maintains sound and effective internal controls to safeguard the shareholders' investment and the Company's assets.*		
C.2.2	The board's annual review should, in particular, consider:		• The Board, through the Audit Committee, reviews annually the effectiveness of system of internal control of the Company and its subsidiaries. This review considers:
	– the changes since the last annual review in the nature and extent of significant risks, and the company's ability to respond to changes in its business and the external environment;	C	– the changes since the last annual review in the nature and extent of significant risks, and how the Company responds to changes in its business and the external environment;

Recommended Best Practice Ref.	Recommended Best Practices	Comply ("C")/ Explain ("E")	Corporate Governance Practices
C.2.2 (cont'd)	– the scope and quality of management's ongoing monitoring of risks and of the system of internal control, and where applicable, the work of its internal audit function and other providers of assurance;	C	– the scope and quality of management's ongoing monitoring of risks and of the system of internal control, and the work of the Internal Audit Function; – the extent and frequency of the communication of the results of the monitoring, which enables it to build up a cumulative assessment of the state of control in the Company and the effectiveness with which risk is being managed; – any incidence of significant control failings or weaknesses identified and the extent that they have caused unforeseeable outcomes or contingencies that could have material impact on the Company's financial performance or condition; and – the effectiveness of the Company's processes relating to financial reporting and Listing Rules compliance.
	– the extent and frequency of the communication of the results of the monitoring to the board (or board committee(s)) which enables it to build up a cumulative assessment of the state of control in the company and the effectiveness with which risk is being managed;	C	
	– the incidence of significant control failings or weakness that has been identified at any time during the period and the extent to which they have resulted in unforeseen outcomes or contingencies that have had, could have had, or may in the future have, a material impact on the company's financial performance or conditions; and	C	
	– the effectiveness of the company's processes relating to financial reporting and Listing Rule compliance.	C	

Corporate Governance Report *(continued)*

Recommended Best Practice Ref.	Recommended Best Practices	Comply ("C")/ Explain ("E")	Corporate Governance Practices
C.2.3	The company should disclose as part of the Corporate Governance Report a narrative statement how they have complied with the code provisions on internal control during the reporting period. The disclosures should also include the following items:		• In addition to the disclosures illustrated in C.2.1 of Part I above, the process used by the Board, through the Audit Committee, for compliance with the code provisions on internal control during the report period is listed below:
	– the process that the company has applied for identifying, evaluating and managing the significant risks faced by it;	C	– the process used by the Board, through the Audit Committee, for identifying and evaluating and managing the significant risks includes (i) assigning responsibility to the senior management of each major business unit to identify and evaluate the risks underlying the achievement of business objectives, and to determine controls required to mitigate those risks; (ii) establishment of the Internal Control Self Assessment process that requires the senior management of each major business unit to assess, through use of detailed questionnaires, the adequacy of controls and identify risks. The process and its results are reviewed by Internal Audit Department and form part of Audit Committee's annual assessment of control effectiveness; (iii) Internal Audit Department performs its own annual risk assessment on each major business unit for determination of audit plan; and (iv) assessment on the effectiveness of the related system of internal control in managing the significant risks;
	– any additional information to assist understanding of the company's risk management processes and system of internal control;	C	
	– an acknowledgement by the board that it is responsible for the company's system of internal control and for reviewing its effectiveness;	C	– the Board acknowledges that it is responsible for the system of internal control and for reviewing its effectiveness at least once annually;
	– the process that the company has applied in reviewing the effectiveness of the system of internal control; and	C	– the process used by the Board, through the Audit Committee, in reviewing the effectiveness of the system of internal control includes (i) the review of significant risks reported by the Internal Audit Department; (ii) the review of internal audit plan; (iii) the review of significant issues arising from internal and external audit reports; and (iv) the review of the results of the senior management's Internal Control Self Assessment exercise; and

Recommended Best Practice Ref.	Recommended Best Practices	Comply ("C")/ Explain ("E")	Corporate Governance Practices
C.2.3 (cont'd)	– the process that the company has applied to deal with material internal control aspects of any significant problems disclosed in its annual reports and accounts.	C	– the process used by the Board, through the Audit Committee, to deal with material internal control aspects of any significant problems disclosed in its annual reports and accounts includes (i) evaluation of its impact on the Company; (ii) taking necessary and prompt actions to remedy it; and (iii) consideration of a need for more extensive monitoring of the system of internal control in related area.
C.2.4	The company should ensure that their disclosures provide meaningful information and do not give a misleading impression.	C	• The Company aims to ensure disclosures provide meaningful information and do not give a misleading impression.
C.2.5	The company without an internal audit function should review the need for one on an annual basis and should disclose the outcome of such review in the company's Corporate Governance Report.	N/A	• Please refer to C.2 of Part I for the details.

Recommended Best Practice Ref.	Recommended Best Practices	Comply ("C")/ Explain ("E")	Corporate Governance Practices
C.3	**Audit Committee**		
	Corporate Governance Principle *The Board should establish formal and transparent arrangements for considering how it will apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the Company's auditors.*		
C.3.7	The terms of reference of the audit committee should also require the audit committee:		• The Company has issued an employee's handbook to its staff, which contains the mechanism for employees to raise any questions they may have to their department head and to the human resources and administration department for necessary action (whether these relate to their career development or any other grievances and complaints they may have). The Company considers such mechanisms to be sufficient to ensure that there is a channel for employees to have a direct communication with the management of the Company.
	– to review arrangements by which employees of the company may, in confidence, raise concerns about possible improprieties in financial reporting, internal control or other matters. The audit committee should ensure that proper arrangements are in place for the fair and independent investigation of such matters and for appropriate follow-up action; and	E	
	– to act as the key representative body for overseeing the company's relation with the external auditors.	C	

Recommended Best Practice Ref.	Recommended Best Practices	Comply ("C")/ Explain ("E")	Corporate Governance Practices
D.	**DELEGATION BY THE BOARD**		
D.1	**Management functions** *Corporate Governance Principle* *The Company should have a formal schedule of matters specifically reserved to the Board and those delegated to management.*		
D.1.3	The company should disclose the division of responsibility between the board and management to assist those affected by corporate decisions to better understand the respective accountabilities and contributions of the board and management.	C	• Please refer to the Management Structure Chart set out on page 111.
D.1.4	Directors should clearly understand delegation arrangements in place. To that end, the company should have formal letters of appointment for directors setting out the key terms and conditions relative to their appointment.	E	• It is not the Company's practice to have formal letters of appointment for its Directors. Nevertheless, Directors clearly understand their duties to the Company, to which they are collectively and individually responsible for. In addition, part of these duties relate to fiduciary duties, duties of skill, care and diligence established under common law over a long period of time, and it is not feasible to attempt to formulate these comprehensively in writing. The difficulty in reducing these comprehensively into written form may be inferred by the fact that, currently, directors' duties are set out in non-statutory guidelines issued by the Companies Registry instead of being provided for in the Companies Ordinance. To have a formal letter of appointment may also lead to inflexibility.

Recommended Best Practice Ref.	Recommended Best Practices	Comply ("C")/ Explain ("E")	Corporate Governance Practices

D.2 **Board Committees**

Corporate Governance Principle

Board Committees should be formed with specific written terms of reference which deal clearly with the committee's authority and duties.

Please note that there is no recommended best practice under Section D.2 in the Code on CG Practices.

E. COMMUNICATION WITH SHAREHOLDERS

E.1 **Effective communication**

Corporate Governance Principle

The Board should endeavour to maintain an on-going dialogue with shareholders and in particular, use annual general meetings or other general meetings to communicate with shareholders and encourage their participation.

Please note that there is no recommended best practice under Section E.1 in the Code on CG Practices.

E.2 **Voting by poll**

Corporate Governance Principle

The Company should regularly inform shareholders of the procedure for voting by poll and ensure compliance with the requirements about voting by poll contained in the Listing Rules and the constitutional documents of the Company.

Please note that there is no recommended best practice under Section E.2 in the Code on CG Practices.

Management Structure Chart


BOARD OF DIRECTORS
Executive Directors:
LI Ka-shing
LI Tzar Kuoi, Victor
KAM Hing Lam
IP Tak Chuen, Edmond
CHUNG Sun Keung, Davy
PAU Yee Wan, Ezra
WOO Chia Ching, Grace
CHIU Kwok Hung, Justin
Non-executive Directors:
LEUNG Siu Hon
FOK Kin-ning, Canning
Frank John SIXT
CHOW Kun Chee, Roland
George Colin MAGNUS
Independent Non-executive Directors:
KWOK Tun-li, Stanley
YEH Yuan Chang, Anthony
Simon MURRAY
CHOW Nin Mow, Albert
HUNG Siu-lin, Katherine
WONG Yick-ming, Rosanna
CHEONG Ying Chew, Henry
KWAN Chiu Yin, Robert
Audit Committee
CHEONG Ying Chew, Henry (Chairman)
KWOK Tun-li, Stanley
HUNG Siu-lin, Katherine
Remuneration Committee
LI Ka-shing (Chairman)
KWOK Tun-li, Stanley
WONG Yick-ming, Rosanna
Chairman
LI Ka-shing
Managing Director and Deputy Chairman
LI Tzar Kuoi, Victor
Property Investment & Valuation
Project Development
Sales, Leasing & Building Management
Business Development & Investment
Finance & Accounting
Corporate Strategy
Company Secretarial
Legal
Corporate Affairs
Human Resources & Administration
IT
Internal Audit

Highlights of Development Projects

Caribbean Coast – Town Houses

Tung Chung

These luxurious detached houses offer panoramic views from their waterfront location. With easy access to a world-class transportation network, this development presents the finest in metropolitan living.





Sausalito

Ma On Shan

This high quality residential project, right at the core of the transportation network, offers comprehensive clubhouse facilities and services that have been designed to enrich daily life.







Highlight of Development Projects *(continued)*

1881 Heritage

Tsim Sha Tsui

As a prime model of heritage revitalisation, this uniquely designed development has transformed the former marine police headquarters and is poised to become a new landmark in Tsim Sha Tsui.





The Capitol

Tseung Kwan O

This metropolitan development situated above the MTR station gives residents an enchanting lifestyle in a green environment, and sets a new benchmark for opulent living.







Schedule of Major Properties

Dated the 31st day of December, 2007

A. PROPERTIES FOR/UNDER DEVELOPMENT

Location	Lot Number	Group's Interest	Approx. Site Area (sq. m.)
Hong Kong			
CASA 880, Quarry Bay	Q.B.I.L. 4 various sec. of s.B	100.0%	1,230
Seasons Monarch, Kam Tin	Lot 2081 in D.D. 109	100.0%	48,634
1881 Heritage, Tsim Sha Tsui	K.I.L. 11161	100.0%	12,289
Celestial Heights, Ho Man Tin	K.I.L. 11124	90.0%	17,756
A site at Kowloon City	K.I.L. 4013 R.P.	100.0%	3,153
A site at Mid-level	I.L. 711 s.A	100.0%	592
A site at Ma On Shan	S.T.T.L. 548	100.0%	16,440
Central Park Towers (Phase 2), Tin Shui Wai	T.S.W.T.L. 24	98.5%	32,870
A site at Hung Shui Kiu	Lot 2064 in D.D. 121	50.0%	16,292
A site at Kowloon Tong	N.K.I.L. 5099	100.0%	4,265
A site at Tuen Mun	T.M.T.L. 334	100.0%	1,220
A site at Fung Yuen, Tai Po	T.P.T.L. 183	100.0%	126,290
A site at Lai Chi Kok	N.K.M.L. 21	100.0%	2,844
A site at Kwai Chung	K.C.T.L. 157	100.0%	4,645
A site at Aberdeen	A.I.L. 354	100.0%	2,006
A site at Fung Yuen, Tai Po	Various lots in D.D. 11	100.0%	70,277
A site at Yuen Long	Lot 1457 R.P. in D.D. 123 Y.L.	60.0%	799,977
A site at North District	Various lots	100.0%	168,921
Various sites at Yuen Long	Various lots	100.0%	189,732
Various sites at Tai Po	Various lots	100.0%	20,395
The Mainland			
Kerry Everbright City, Shanghai	–	24.8%	49,931
The Greenwich, Beijing	–	50.0%	179,179
Maison des Artistes, Shanghai	–	50.0%	50,728
Horizon Cove, Zhuhai	–	50.0%	100,568
Le Parc, Chengdu	–	50.0%	681,816
The Riverside and Metropolitan Plaza, Guangzhou	–	50.0%	71,281
Regency Park, Shanghai	–	50.0%	101,869
Le Sommet, Shenzhen	–	50.0%	223,692
The Greenwich, Xian	–	50.0%	480,925
Maqiao, Shanghai	–	42.5%	260,556
Jingyuetan, Changchun	–	50.0%	920,673
Regency Park, Shenzhen	–	50.0%	375,845

Approx. Floor Area Attributable to the Group (sq. m.)	Existing Land Use	Stage of Completion	Estimated Date of Completion
9,840	Residential	Superstructure in progress	March, 2008
19,445	Residential	Superstructure in progress	June, 2008
13,023	Commercial/Hotel	Superstructure in progress	September, 2008
143,824	Residential/Commercial	Superstructure in progress	March, 2009
21,420	Hotel	Superstructure in progress	June, 2009
2,961	Residential	Foundation work	July, 2009
82,200	Residential	Foundation work	March, 2010
68,394	Residential	Foundation work completed	April, 2010
24,938	Residential	Foundation work	April, 2010
12,795	Residential	Demolition work	June, 2010
4,026	Residential	Demolition work	–
87,356	Residential	Planning	–
23,996	Residential/Commercial	Planning	–
–	Industrial	Planning	–
–	Industrial	Planning	–
–	Agricultural land	Planning	–
–	Agricultural land	Planning	–
–	Agricultural land	Planning	–
–	Agricultural land	Planning	–
–	Agricultural land	Planning	–
23,266	Residential/Commercial	Interior finishing	January, 2008
13,650	Residential	Interior finishing	August, 2008
25,369	Residential/Commercial	Planning	December, 2010
1,188	Commercial	Interior finishing	January, 2008
44,088	Residential	Planning	December, 2009
75,167	Residential	Planning	March, 2010
4,864	Residential/Commercial	Superstructure in progress	March, 2008
73,131	Residential/Commercial	Superstructure in progress	September, 2008
50,284	Residential	Superstructure in progress	June, 2008
35,210	Residential	Superstructure in progress	August, 2008
60,842	Residential	Superstructure in progress	October, 2008
900,190	Residential/Commercial	Planning	–
93,970	Residential/Commercial	Superstructure in progress	September, 2008
77,394	Residential	Superstructure in progress	March, 2009
11,589	Residential	Superstructure in progress	September, 2008
6,159	Residential/Commercial	Planning	December, 2008
5,243	Commercial/Serviced apartment	Planning	March, 2009
31,968	Residential/Commercial	Superstructure in progress	September, 2008
61,744	Residential/Commercial	Site formation	September, 2009
51,749	Residential	Site formation	June, 2010
56,950	Residential	Superstructure in progress	September, 2008
67,482	Residential/Commercial	Superstructure in progress	June, 2009
396,994	Residential/Commercial	Planning	December, 2011
569	Residential	Planning	September, 2008
18,256	Residential	Planning	September, 2009
28,596	Residential	Foundation work	September, 2008
48,687	Residential	Planning	September, 2009
83,303	Residential	Planning	June, 2010
40,315	Residential/Commercial	Planning	June, 2011
28,633	Residential	Superstructure in progress	December, 2008
19,886	Residential	Superstructure in progress	March, 2009
30,167	Residential	Site formation	June, 2009

Schedule of Major Properties *(continued)*

A. PROPERTIES FOR/UNDER DEVELOPMENT *(continued)*

Location	Lot Number	Group's Interest	Approx. Site Area (sq. m.)
The Mainland *(continued)*			
Cape Coral, Chongqing	–	47.5%	128,212
Regency Oasis, Chengdu	–	50.0%	373,326
Laguna Verona, Dongguan	–	49.8%	2,565,083
Zhongxin Town, Luogang, Guangzhou	–	40.0%	225,548
Qiao Island, Zhuhai	–	50.0%	199,996
Nanguan, Changchun	–	50.0%	205,696
MTR Yingkoudao, Tianjin	–	40.0%	19,617
Shisanling, Beijing	–	50.0%	256,327
Xin Zha Road, Shanghai	–	30.0%	14,528
Century Avenue, Pudong, Shanghai	–	25.0%	50,849
Lujiazui, Pudong, Shanghai	–	50.0%	9,298
International Toys & Gifts Center, Guangzhou	–	30.0%	321,261
Cape Coral, Guangzhou	–	50.0%	287,286
Yinhuwan, Jiangmen	–	45.0%	1,333,308
Shun Yi, Beijing	–	100.0%	741,823
Heng Keng Reservoir, Guanlan, Shenzhen	–	50.0%	85,183
Laopu Pian, Jianghan, Wuhan	–	50.0%	35,213
Aotou, Daya Bay, Huizhou	–	50.0%	80,051
Huaqiangbei, Futian, Shenzhen	–	40.0%	17,105
Douxi, Chongqing	–	50.0%	447,020
Hualou Jie, Jianghan, Wuhan	–	50.0%	105,934
Changsha Wangcheng, Hunan	–	50.0%	556,420
Zengcheng, Guangzhou	–	50.0%	592,798 1,519,834
Xiao Gang Wan, Qingdao	–	45.0%	311,774
Zhen Ru Fu Zhong Xin, Putuo, Shanghai	–	49.2%	177,262
Yangjiashan, Chongqing	–	47.5%	1,041,341
Overseas			
Marina Bay, Singapore	–	16.7%	53,331
Lots Road & Chelsea Harbour Phase 2, London, United Kingdom	–	47.5%	35,693

Approx. Floor Area Attributable to the Group (sq. m.)	Existing Land Use	Stage of Completion	Estimated Date of Completion
55,288	Residential/Commercial	Superstructure in progress	December, 2008
52,534	Residential	Superstructure in progress	June, 2009
72,428	Residential/Commercial	Foundation work	December, 2009
69,494	Residential	Superstructure in progress	December, 2008
94,154	Residential/Commercial	Foundation work	December, 2009
81,348	Residential	Planning	September, 2010
49,503	Residential/Commercial	Foundation work	June, 2009
112,060	Residential/Commercial	Foundation work	December, 2009
807,379	Residential/Commercial	Planning	–
60,570	Residential/Commercial	Planning	August, 2009
32,174	Residential/Commercial	Planning	August, 2010
14,214	Residential	Planning	September, 2009
29,821	Residential	Planning	March, 2010
47,617	Residential	Planning	September, 2011
27,107	Residential	Planning	September, 2012
48,807	Residential/Commercial	Planning	September, 2009
50,350	Residential/Commercial	Planning	September, 2010
34,743	Residential/Commercial	Planning	June, 2011
92,859	Residential/Commercial	Foundation work	March, 2010
39,999	Residential	Planning	March, 2010
17,376	Commercial	Planning	March, 2010
54,154	Commercial	Planning	September, 2010
40,000	Commercial	Planning	June, 2011
51,402	Commercial	Planning	December, 2010
67,709	Residential	Planning	March, 2010
78,688	Residential/Commercial	Planning	December, 2010
48,738	Residential	Planning	March, 2010
32,479	Residential	Planning	June, 2011
60,887	Residential/Commercial/Hotel	Planning	December, 2012
48,738	Residential	Planning	–
95,477	Residential	Superstructure in progress	December, 2010
104,337	Residential	Site formation	December, 2011
245,280	Residential	Site formation	December, 2013
74,444	Residential/Commercial	Planning	December, 2010
81,372	Residential/Commercial	Planning	March, 2011
45,339	Residential/Commercial	Planning	June, 2011
34,199	Residential	Planning	June, 2012
39,287	Residential	Planning	June, 2013
74,802	Residential/Commercial	Superstructure in progress	September, 2011
205,116	Residential/Commercial	Planning	September, 2011
183,332	Residential/Commercial	Planning	September, 2011
323,770	Residential/Commercial	Planning	December, 2011
167,317	Residential/Commercial	Planning	March, 2012
–	Residential/Commercial	Planning	–
413,876	Residential/Commercial	Planning	–
354,240	Residential/Commercial/Hotel	Planning	–
1,466,886	Residential/Commercial	Planning	–
40,667	Residential/Commercial	Superstructure in progress	March, 2010
32,333	Residential/Commercial	Planning	March, 2012
37,778	Residential/Commercial	Demolition work	June, 2013

Schedule of Major Properties *(continued)*

B. PROPERTIES IN WHICH THE GROUP HAS A DEVELOPMENT INTEREST

Location	Lot Number	Approx. Site Area (sq. m.)
Hong Kong		
Caribbean Coast, Tung Chung	T.C.T.L. 5	67,901
The Capitol, Tseung Kwan O	T.K.O.T.L. 70	14,267
The Harbour Grand, North Point	I.L. 7106 s.A & Extension	6,816
Tai Wai Maintenance Centre	S.T.T.L. 529	70,597
Area 86, Tseung Kwan O (Package 2)	T.K.O.T.L. 70	31,490
Area 85, Tseung Kwan O	T.K.O.T.L. 90	19,480
Area 86, Tseung Kwan O (Package 3)	T.K.O.T.L. 70	13,587

C. PROPERTIES FOR INVESTMENT/OWN USE

Location	Lot Number	Group's Interest
Hong Kong		
The Center (portion), Central	–	100.0%
United Centre (portion), Admiralty	–	100.0%
Victoria Mall, Tsim Sha Tsui	–	42.5%
Hampton Loft, Tai Kok Tsui	–	100.0%
Metro Town, Tiu Keng Leng	T.K.O.T.L. 73	80.0%
Kingswood Ginza, Tin Shui Wai	T.S.W.T.L. 4	98.5%
Rambler Plaza, Tsing Yi	T.Y.T.L. 140	30.0%
Rambler Garden Hotel, Tsing Yi	T.Y.T.L. 140	30.0%
Rambler Oasis Hotel, Tsing Yi	T.Y.T.L. 140	30.0%
Harbour Plaza Resort City, Tin Shui Wai	T.S.W.T.L. 4	98.5%
Harbourview Horizon All-Suite Hotel, Hung Hom Bay	K.I.L. 11103	100.0%
Harbourfront Horizon All-Suite Hotel, Hung Hom Bay	K.I.L. 11110	100.0%
The Apex Horizon, Kwai Chung	K.C.T.L. 467 R.P.	100.0%
Harbour Plaza North Point	I.L. 8885	60.9%
Horizon Suite Hotel at Tolo Harbour, Ma On Shan	S.T.T.L. 461	51.0%
Harbour Plaza Metropolis, Hung Hom	–	50.0%
The Kowloon Hotel, Tsim Sha Tsui	–	50.0%
Conic Investment Building, Hung Hom	–	100.0%
8 Tung Yuen Street, Yau Tong	Y.T.M.L. 69	100.0%

Approx. Floor Area of the Development (sq. m.)	Existing Land Use	Stage of Completion	Estimated Date of Completion
10,494	Residential	Superstructure in progress	November, 2008
136,240	Residential	Superstructure in progress	December, 2008
43,162	Hotel/Non-industrial	Superstructure in progress	December, 2008
100,372	Residential	Superstructure in progress	November, 2009
100,372	Residential	Planning	July, 2010
113,211	Residential	Planning	November, 2010
125,800	Residential	Superstructure in progress	November, 2009
100,680	Residential	Superstructure in progress	May, 2010
83,216	Residential	Foundation work completed	November, 2010
97,400	Residential	Planning	June, 2011
128,544	Residential	Planning	December, 2011

Approx. Site Area (sq. m.)	Approx. Floor Area Attributable to the Group (sq. m.)	Existing Use	Lease Term
–	113,169	Commercial	Medium Term Lease
–	3,512	Commercial	Long Lease
–	6,634	Commercial	Medium Term Lease
–	6,943	Commercial	Medium Term Lease
–	13,440	Commercial	Medium Term Lease
–	49,211	Commercial	Medium Term Lease
950	1,777	Commercial	Medium Term Lease
3,147	5,884	Hotel	Medium Term Lease
3,135	5,862	Hotel	Medium Term Lease
–	60,591	Hotel	Medium Term Lease
9,940	119,280	Hotel	Medium Term Lease
20,364	107,444	Hotel	Medium Term Lease
7,825	21,190	Hotel	Medium Term Lease
–	19,410	Hotel	Medium Term Lease
8,000	28,560	Hotel	Medium Term Lease
–	21,429	Hotel	Medium Term Lease
–	15,311	Hotel	Medium Term Lease
–	30,409	Industrial	Medium Term Lease
2,108	7,170	Godown	Medium Term Lease

Schedule of Major Properties *(continued)*

C. PROPERTIES FOR INVESTMENT/OWN USE *(continued)*

Location	Lot Number	Group's Interest
The Mainland		
Sheraton Shenyang Lido Hotel, Shenyang	–	99.0%
Sheraton Chengdu Lido Hotel, Chengdu	–	70.0%
Harbour Plaza, Chongqing	–	50.0%
Metropolitan Plaza, Chongqing	–	50.0%
Lido Place, Beijing	–	40.0%
Oriental Plaza, Beijing	–	33.4%
Westgate Mall, Shanghai	–	30.0%
Kerry Everbright City, Shanghai	–	24.8%
Seasons Villas, Pudong, Shanghai	–	50.0%

Notes to Schedule of Major Properties:

1. Properties which are insignificant, including overseas properties, agricultural land and completed properties for sales, are not included.
2. Properties owned by listed associates are not included.
3. For properties in which the Group has a development interest, other parties provide the land whilst the Group finances the construction costs and occasionally also the land costs, and is entitled to a share of the sales proceeds/properties after completion or a share of the development profits in accordance with the terms and conditions of the joint development agreements.

Approx. Site Area (sq. m.)	Approx. Floor Area Attributable to the Group (sq. m.)	Existing Use	Lease Term
14,449	81,180	Hotel	Medium Term Lease
4,615	39,174	Hotel	Medium Term Lease
–	25,872	Hotel	Medium Term Lease
–	70,212	Commercial	Medium Term Lease
–	67,090	Commercial/Hotel/Serviced apartment	Medium Term Lease
–	191,232	Commercial/Hotel/Serviced apartment	Medium Term Lease
–	30,640	Commercial	Medium Term Lease
–	22,015	Commercial/Residential	Medium Term Lease
–	53,458	Residential	Long Lease

Consolidated Profit and Loss Account

For the year ended 31st December, 2007

	Note	2007 $ Million	2006 $ Million
Group turnover		13,277	10,951
Share of property sales of jointly controlled entities		2,165	4,395
Turnover	(3)	15,442	15,346
Group turnover		13,277	10,951
Investment and other income		5,485	1,306
Operating costs			
Property and related costs		(6,521)	(4,908)
Salaries and related expenses		(825)	(696)
Interest and other finance costs		(984)	(589)
Other expenses		(457)	(392)
		(8,787)	(6,585)
Share of net profit of jointly controlled entities		1,697	1,673
Increase in fair value of investment properties		1,815	1,936
Operating profit		13,487	9,281
Share of net profit of associates		15,682	10,211
Profit before taxation	(4)	29,169	19,492
Taxation	(5)	(1,197)	(1,213)
Profit for the year		27,972	18,279
Profit attributable to minority interests		(294)	(204)
Profit attributable to shareholders	(6)	27,678	18,075
Dividends			
Interim dividend paid at $0.50 (2006 – $0.46) per share		1,158	1,065
Final dividend proposed at $1.95 (2006 – $1.74) per share		4,517	4,031
		5,675	5,096
Earnings per share	(7)	$11.95	$7.80

Consolidated Balance Sheet

As at 31st December, 2007

	Note	2007 $ Million	2006 $ Million
Non-current assets			
Fixed assets	(8)	**10,560**	10,222
Investment properties	(9)	**15,497**	14,508
Associates	(11)	**146,109**	134,358
Jointly controlled entities	(12)	**23,614**	24,130
Investments available for sale	(13)	**10,060**	8,674
Long term loans		**956**	251
		206,796	192,143
Current assets			
Stock of properties	(14)	**58,418**	45,857
Debtors, deposits and prepayments	(15)	**4,066**	6,634
Investments held for trading	(16)	**1,439**	1,223
Derivative financial instruments		**294**	162
Bank balances and deposits		**5,609**	3,782
		69,826	57,658
Current liabilities			
Bank and other loans	(17)	**8,872**	6,872
Creditors and accruals	(18)	**6,889**	2,998
Derivative financial instruments		**437**	456
Provision for taxation		**860**	1,265
Net current assets		**52,768**	46,067
Total assets less current liabilities		**259,564**	238,210
Non-current liabilities			
Bank and other loans	(17)	**23,655**	27,609
Loan from joint development partner	(19)	**4,000**	4,000
Deferred tax liabilities	(20)	**1,300**	920
		28,955	32,529
Net assets		**230,609**	205,681
Representing:			
Share capital	(21)	**1,158**	1,158
Share premium		**9,331**	9,331
Reserves		**216,714**	189,933
Shareholders' funds		**227,203**	200,422
Minority interests		**3,406**	5,259
Total equity		**230,609**	205,681

Li Ka-shing
Director

Ip Tak Chuen, Edmond
Director

Balance Sheet

As at 31st December, 2007

	Note	2007 $ Million	2006 $ Million
Non-current assets			
Fixed assets	(8)	12	14
Subsidiaries	(10)	30,422	29,551
Associates	(11)	50	55
Jointly controlled entities	(12)	248	74
Long term loans		3	4
		30,735	29,698
Current assets			
Stock of properties	(14)	3	3
Debtors, deposits and prepayments	(15)	357	389
Bank balances and deposits		587	512
		947	904
Current liabilities			
Creditors and accruals	(18)	169	132
Provision for taxation		32	17
Net current assets		746	755
Net assets		31,481	30,453
Representing:			
Share capital	(21)	1,158	1,158
Share premium		9,331	9,331
Reserves	(22)	20,992	19,964
Total equity		31,481	30,453

Li Ka-shing
Director

Ip Tak Chuen, Edmond
Director

Consolidated Statement of Changes in Equity

For the year ended 31st December, 2007

	Share capital and premium $ Million	Capital reserve $ Million	Investment revaluation reserve $ Million	Exchange reserve $ Million	Retained profits $ Million	Minority interests $ Million	Total $ Million
Balance at 1st January, 2006	10,489	345	174	303	173,851	4,761	189,923
Profit for the year	–	–	–	–	18,075	204	18,279
Change in fair value of investments available for sale	–	–	1,103	–	–	–	1,103
Exchange translation differences	–	–	–	85	–	5	90
Share of reserves of jointly controlled entities/ unlisted associates	–	–	–	721	–	–	721
Total recognised income and expense	–	–	1,103	806	18,075	209	20,193
Change in minority interests	–	–	–	–	–	321	321
Dividend paid to minorities	–	–	–	–	–	(32)	(32)
Dividend paid to shareholders	–	–	–	–	(4,724)	–	(4,724)
Balance at 31st December, 2006	10,489	345	1,277	1,109	187,202	5,259	205,681
Profit for the year	–	–	–	–	27,678	294	27,972
Change in fair value of investments available for sale	–	–	3,723	–	–	3	3,726
Realised on disposal of investments available for sale	–	–	(607)	–	–	–	(607)
Exchange translation differences	–	–	–	178	–	11	189
Realised on disposal of jointly controlled entities/ unlisted associates	–	–	–	(125)	–	–	(125)
Share of reserves of jointly controlled entities/ unlisted associates	–	–	34	1,089	–	–	1,123
Total recognised income and expense	–	–	3,150	1,142	27,678	308	32,278
Change in minority interests	–	–	–	–	–	(1,982)	(1,982)
Dividend paid to minorities	–	–	–	–	–	(179)	(179)
Dividend paid to shareholders	–	–	–	–	(5,189)	–	(5,189)
Balance at 31st December, 2007	**10,489**	**345**	**4,427**	**2,251**	**209,691**	**3,406**	**230,609**

Consolidated Cash Flow Statement

For the year ended 31st December, 2007

	Note	2007 $ Million	2006 $ Million
Operating activities			
Cash generated from/(used in) operations	(a)	962	(16,930)
Investment in/advance to jointly controlled entities		(1,561)	(1,485)
Dividend/repayment from jointly controlled entities		2,705	3,214
Dividend from associates		3,825	3,694
Dividend from investments in securities		975	146
Interest received		407	505
Dividend paid to shareholders		(5,189)	(4,724)
Dividend paid to minorities		(179)	(32)
Profits tax paid		(1,222)	(136)
Net cash from/(used in) operating activities		723	(15,748)
Investing activities			
Net cash acquired upon associates becoming subsidiaries	(b)	74	–
Investment in/advance to associates		(26)	(1,552)
Repayment from associates		116	31
Disposal of associates		415	–
Investment in/advance to jointly controlled entities		(1,708)	(546)
Repayment from jointly controlled entities		1,904	–
Disposal of jointly controlled entities		2,593	–
Purchase of investments available for sale		(1,133)	(2,630)
Disposal/redemption of investments available for sale		4,448	2,521
Addition of investment properties		(4)	(862)
Addition of fixed assets		(505)	(574)
Net cash from/(used in) investing activities		6,174	(3,612)
Financing activities			
Borrowing of bank and other loans		7,353	16,689
Repayment of bank and other loans		(10,030)	(4,843)
Loan from joint development partner		–	4,000
Increase/(decrease) in funding from minorities		(622)	321
Interest and other finance costs paid		(1,771)	(1,335)
Net cash from/(used in) financing activities		(5,070)	14,832
Net increase/(decrease) in cash and cash equivalents		1,827	(4,528)
Cash and cash equivalents at 1st January		3,782	8,310
Cash and cash equivalents at 31st December	(c)	5,609	3,782

Notes:

(a) Cash generated from/(used in) operations

	2007 $ Million	2006 $ Million
Profit before taxation	29,169	19,492
Interest income	(434)	(486)
Interest expenses	984	589
Dividend income from investments in securities	(980)	(146)
Share of net profit of jointly controlled entities	(1,697)	(1,673)
Share of net profit of associates	(15,682)	(10,211)
Profit on disposal of jointly controlled entities	(1,972)	–
Profit on disposal of associates	(412)	–
Increase in fair value of investment properties	(1,815)	(1,936)
Gain on investments available for sale	(1,309)	(280)
Depreciation	257	172
(Increase)/decrease in long term loans	(705)	109
Increase in investments held for trading	(200)	(223)
Increase in stock of properties	(10,676)	(17,755)
Decrease in customers' deposits received	(192)	(425)
(Increase)/decrease in debtors, deposits and prepayments	3,444	(5,316)
(Increase)/decrease in derivative financial instruments	(151)	536
Increase in creditors and accruals	3,190	638
Exchange difference and other items	143	(15)
	962	(16,930)

(b) Net cash acquired upon associates becoming subsidiaries

During the year, the Group acquired a further 23.7% interest in iBusinessCorporation.com Holdings Limited ("iBusinessCorporation"), a former associate in which the Group had a 49.6% interest immediately before the acquisition. After the acquisition, iBusinessCorporation and its subsidiaries became subsidiaries of the Group. The acquisition had no significant impact on the Group's results and financial position and its effect on the Group's cash flow was as follows:

	2007 $ Million	2006 $ Million
Bank balances and deposits acquired	83	–
Less: cash consideration paid	(9)	–
Net cash acquired	74	–

(c) Cash and cash equivalents

	2007 $ Million	2006 $ Million
Bank balances and deposits	5,609	3,782

Notes to Financial Statements

1. General Information

The Company is a limited liability company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited. The address of the registered office and other corporate information are set out on page 176 of the annual report.

2. Principal Accounting Policies

(a) Basis of preparation

The financial statements have been prepared in accordance with generally accepted accounting principles in Hong Kong and comply with the Hong Kong Financial Reporting Standards ("HKFRSs"). The financial statements are prepared under the historical cost convention except that, as set out in notes 2(f), 2(h) and 2(k), investments in securities, investment properties and derivative financial instruments are stated at fair values.

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised HKFRSs. For those HKFRSs which are effective for accounting periods beginning on 1st January, 2007, the adoption has no significant impact on the Group's results and financial position, and disclosures have been made where appropriate in the financial statements as required by HKFRS 7 "Financial instruments: Disclosures" and amendment to Hong Kong Accounting Standard 1 "Presentation of financial statements: Capital disclosures". For those HKFRSs which are not yet effective, the Group is in the process of assessing their impact on the Group's results and financial position.

(b) Consolidation

The consolidated financial statements of the Group include the financial statements of the Company and of all its direct and indirect subsidiaries made up to 31st December, and also incorporate the Group's interests in jointly controlled entities and associates on the basis set out in note (2)(d) and note (2)(e) respectively.

Results of subsidiaries, jointly controlled entities and associates acquired or disposed of during the year are included as from their effective dates of acquisition to the end of the year or up to the dates of disposal as the case may be. Goodwill on acquisition of subsidiaries and associates is carried at cost and reviewed for impairment annually. Impairment, if any, is charged to the profit and loss account.

(c) Subsidiaries

Investments in subsidiaries are carried at cost less provision for impairment where appropriate.

2. Principal Accounting Policies *(continued)*

(d) Jointly controlled entities

A jointly controlled entity is an entity in which the Group has a long term equity interest and of which its financial and operating policies are under contractual arrangements jointly controlled by the Group and other parties.

Investments in jointly controlled entities are carried in the balance sheet at cost plus the Group's share of their aggregate post-acquisition results and reserves less dividends received and provision for impairment.

Results of jointly controlled entities are incorporated in the financial statements to the extent of the Group's share of the post-acquisition profits less losses calculated from their financial statements made up to 31st December.

(e) Associates

An associate is a company, not being a subsidiary or jointly controlled entity, in which the Group has significant influence over its management.

Investments in associates are carried in the balance sheet at cost plus the Group's share of their aggregate post-acquisition results and reserves less dividends received and provision for impairment.

Results of associates are incorporated in the financial statements to the extent of the Group's share of the post-acquisition profits less losses calculated from their financial statements made up to 31st December and losses of associates in excess of the Group's interests in the associates are not recognised unless the Group has incurred legal or constructive obligations.

(f) Investments in securities

Investments which are not subsidiaries, jointly controlled entities or associates are classified as either investments held for trading or investments available for sale, and are stated at fair values in the balance sheet. Purchases and sales of investments in securities are accounted for at trade-dates.

For investments held for trading, changes in fair value are included in the profit and loss account. For investments available for sale, changes in fair value are dealt with in the reserves and impairments are charged to the profit and loss account where there are significant or prolonged declines in fair value below costs.

2. Principal Accounting Policies *(continued)*

(g) Fixed assets

Fixed assets, including hotel and serviced suite properties which are held for operation, are stated at cost less depreciation and provision for impairment.

Leasehold land is amortised over the remaining term of the lease on a straight-line basis. Buildings are depreciated at annual rates of 2% to 4% on the costs of the respective buildings. Other fixed assets are depreciated on a straight-line basis at annual rates of 5% to $33^1/_3$% based on their respective estimated useful lives.

(h) Investment properties

Investment properties, which are held for rental, are stated at fair values in the balance sheet. Changes in fair value are included in the profit and loss account.

(i) Long term loans

Long term loans are non-derivative financial assets with fixed or determinable payments and are carried at amortised costs less provision for impairment.

(j) Stock of properties

Stock of properties are stated at the lower of cost and net realisable value. Net realisable value is determined by reference to sale proceeds received after the balance sheet date less selling expenses, or by management estimates based on prevailing market condition.

Costs of properties include acquisition costs, development expenditure, interest and other direct costs attributable to such properties. The carrying values of properties held by subsidiaries are adjusted in the consolidated financial statements to reflect the Group's actual acquisition costs where appropriate.

(k) Derivative financial instruments

Derivative financial instruments, which are used for investment and financial purposes, are stated at fair values in the balance sheet. Changes in fair value of derivative financial instruments that are designated and qualify as fair value hedges are included in the profit and loss account, together with any changes in fair value of the hedged assets or liabilities that are attributable to the hedged risk. Changes in fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the profit and loss account.

(l) Bank and other loans

Bank and other loans, including bonds and notes issued by the Group, are recognised initially at fair values and are subsequently carried at amortised costs.

2. Principal Accounting Policies *(continued)*

(m) Revenue recognition

When properties under development are sold, income is recognised when the property is completed and the relevant occupation permit is issued by the Authorities. Payments received from purchasers prior to this stage are recorded as customers' deposits received.

Rental income is recognised on a straight-line basis over the terms of the respective leases. Income from property and project management is recognised when the services are rendered. Revenue from hotel and serviced suite operation is recognised upon provision of the services. Interest income is recognised on a time proportion basis that takes into account the effective yield on the asset; and dividend income is recognised when the right to receive payment is certain.

(n) Foreign exchange

Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Transactions during the year are converted at the rates of exchange ruling at the transaction dates. Exchange differences are included in the profit and loss account.

For financial statements of subsidiaries, jointly controlled entities and associates denominated in foreign currencies, balance sheet items are translated at exchange rates prevailing at the balance sheet date and results are translated at the average rates of exchange during the year unless the average rates are not reasonable approximations of the exchange rates at the transaction dates, in which case the exchange rates at the transaction dates will be used. Exchange differences are dealt with in the reserves.

(o) Taxation

Hong Kong profits tax is provided for, using the enacted rate, on the estimated assessable profits less available tax relief for losses brought forward of each individual company comprising the Group. Overseas tax is provided for, using the local enacted rates, on the estimated assessable profits of the individual company concerned.

Deferred tax liabilities are provided in full, based on the applicable enacted rates, on all temporary differences between the carrying amounts of assets and liabilities in the balance sheet and their tax bases, and deferred tax assets are recognised, based on the applicable enacted rates, to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences and unused tax losses can be utilised.

(p) Borrowing costs

Borrowing costs are charged to the profit and loss account in the year in which they are incurred unless they are capitalised as being directly attributable to the acquisition and development of properties which necessarily take a substantial period of time to complete.

3. Turnover and Contribution

The principal activities of the Group are property development and investment, hotel and serviced suite operation, property and project management and investment in securities.

Turnover of Group activities comprises proceeds from property sales, gross rental income, revenue from hotel and serviced suite operation and income from property and project management. In addition, the Group also accounts for its proportionate share of proceeds from property sales of jointly controlled entities as turnover. Turnover of jointly controlled entities (save for proceeds from property sales shared by the Group) and turnover of listed and unlisted associates are not included.

Turnover of the Group by operating activities for the year are as follows:

	2007 $ Million	2006 $ Million
Property sales	**11,241**	9,401
Property rental	**792**	624
Hotels and serviced suites	**1,063**	729
Property and project management	**181**	197
Group turnover	**13,277**	10,951
Share of property sales of jointly controlled entities	**2,165**	4,395
Turnover	**15,442**	15,346

During the year, the Group's overseas operating activities (including property sales of jointly controlled entities) were mainly in Singapore and the Mainland which accounted for approximately 12% and 7% of the turnover respectively.

3. Turnover and Contribution *(continued)*

Profit contribution by operating activities for the year are as follows:

	Company and subsidiaries		Jointly controlled entities		Total	
	2007	2006	2007	2006	2007	2006
	$ Million	$ Million	$ Million	$ Million	$ Million	$ Million
Property sales	5,114	4,513	516	1,070	5,630	5,583
Property rental	678	533	553	403	1,231	936
Hotels and serviced suites	244	150	301	217	545	367
Property and project management	95	84	–	–	95	84
	6,131	5,280	1,370	1,690	7,501	6,970
Investment and finance					4,939	1,077
Interest and other finance costs					(984)	(589)
Increase in fair value of investment properties						
Subsidiaries					1,815	1,936
Jointly controlled entities					598	564
Others					369	201
Taxation (excluding share of taxation of major listed associates)					(1,606)	(1,932)
Profit attributable to minority interests					(294)	(204)
					12,338	8,023
Share of net profit of major listed associates						
Hutchison Whampoa Limited					15,288	10,007
CK Life Sciences Int'l., (Holdings) Inc.					52	45
Profit attributable to shareholders					27,678	18,075

4. Profit before Taxation

	2007 $ Million	2006 $ Million
Profit before taxation is arrived at after charging:		
Interest and other finance costs		
Bank loans and other loans repayable within 5 years	1,711	1,288
Other loans not repayable within 5 years	31	28
Loss on loan hedging	8	76
	1,750	1,392
Less: Amount capitalised (see note (a))	(766)	(803)
	984	589
Directors' emoluments (see note (b))		
Salaries, allowances and benefits in kind	96	93
Pension scheme contribution	9	9
Discretionary bonus	56	42
	161	144
Less: Amount paid back	(10)	(9)
	151	135
Auditors' remuneration	6	5
Costs of properties sold	5,036	3,752
Depreciation	257	172
Impairment – investments available for sale	260	211
Operating lease charges – properties	81	64
and after crediting:		
Net rental income	714	573
Interest income from banks	171	247
Interest income from jointly controlled entities/associates	159	156
Income from listed investments in securities		
Dividend income from equity securities	975	145
Interest income from debt securities	4	6
Income from unlisted investments in securities		
Dividend income from equity securities	5	1
Interest income from debt securities	28	54
Gain on disposal of investments available for sale	1,569	491
Gain on investments held for trading	162	225
Profit on disposal of associates	412	–
Profit on disposal of jointly controlled entities	1,972	–

Notes:

(a) Interest was capitalised to property development projects at the average annual rate of approximately 4.5% (2006 – 4.5%) during the year.

4. Profit before Taxation *(continued)*

(b) Directors' emoluments comprised payments to the Company's directors (including the five highest paid individuals in the Group) in connection with the management of the affairs of the Group. The independent non-executive directors receive an annual director's fee of $120,000 (2006 – $100,000) each; and for those acting as members of the Audit Committee and/or Remuneration Committee, additional annual fee of $130,000 (2006 – $100,000) each is paid for the former and $60,000 (2006 – $50,000) each is paid for the latter. The emoluments of the Company's directors, excluding emoluments received by them from the Group's associates, are as follows:

	Director Fees $ Million	Salaries, Allowances and Benefits in Kind $ Million	Pension Scheme Contribution $ Million	Discretionary Bonus $ Million	Inducement or Compensation Fee $ Million	2007 Total $ Million	2006 Total $ Million
Li Ka-shing [1]	0.01	–	–	–	–	0.01	0.01
Li Tzar Kuoi, Victor [2]	0.12	31.54	3.15	10.33	–	45.14	42.17
Kam Hing Lam [3]	0.12	15.39	1.54	0.50	–	17.55	17.46
Ip Tak Chuen, Edmond [4]	0.12	12.62	1.26	5.50	–	19.50	17.47
Chung Sun Keung, Davy	0.12	7.85	0.78	10.50	–	19.25	16.31
Pau Yee Wan, Ezra	0.12	8.89	0.89	8.30	–	18.20	15.42
Woo Chia Ching, Grace	0.12	8.89	0.89	10.50	–	20.40	17.42
Chiu Kwok Hung, Justin	0.12	7.98	0.79	10.50	–	19.39	16.44
Leung Siu Hon	0.12	–	–	–	–	0.12	0.10
Fok Kin-ning, Canning	0.12	–	–	–	–	0.12	0.10
Frank John Sixt	0.12	–	–	–	–	0.12	0.10
Chow Kun Chee, Roland	0.12	–	–	–	–	0.12	0.10
George Colin Magnus	0.12	–	–	–	–	0.12	0.10
Kwok Tun-li, Stanley	0.31	–	–	–	–	0.31	0.25
Yeh Yuan Chang, Anthony	0.12	–	–	–	–	0.12	0.10
Simon Murray	0.12	–	–	–	–	0.12	0.10
Chow Nin Mow, Albert	0.12	–	–	–	–	0.12	0.10
Hung Siu-lin, Katherine	0.25	–	–	–	–	0.25	0.10
Wong Yick-ming, Rosanna	0.18	–	–	–	–	0.18	0.15
Cheong Ying Chew, Henry	0.25	–	–	–	–	0.25	0.20
Kwan Chiu Yin, Robert	0.09	–	–	–	–	0.09	0.20
Total for the year 2007	2.89	93.16	9.30	56.13	–	161.48	
Total for the year 2006	2.41	90.93	9.08	41.98	–		144.40

(1) Other than a director's fee of $5,000, no other remuneration was paid to the Chairman, Mr. Li Ka-shing. The amount of director's fee shown above is a result of rounding. The director's fee of $50,000 received by Mr. Li Ka-shing from Hutchison Whampoa Limited was paid back to the Company.

(2) Part of the directors' emoluments in the sum of $3,720,000 received by Mr. Li Tzar Kuoi, Victor from the Hutchison Whampoa Group and the director's fee of $75,000 received by him from CK Life Sciences Int'l., (Holdings) Inc. were paid back to the Company.

(3) Part of the directors' emoluments in the sum of $1,572,000 received by Mr. Kam Hing Lam from the Hutchison Whampoa Group and the directors' emoluments of $2,175,000 received by him from CK Life Sciences Int'l., (Holdings) Inc. were paid back to the Company.

(4) Part of the directors' emoluments in the sum of $1,875,000 received by Mr. Ip Tak Chuen, Edmond from Cheung Kong Infrastructure Holdings Limited and the directors' emoluments of $675,000 received by him from CK Life Sciences Int'l., (Holdings) Inc. were paid back to the Company.

5. Taxation

	2007 $ Million	2006 $ Million
Hong Kong profits tax	806	833
Overseas tax	11	4
Deferred tax	380	376
	1,197	1,213

Hong Kong profits tax has been provided for at the rate of 17.5% (2006 – 17.5%) on the estimated assessable profits for the year and operating profit (after adjusting for share of taxation of jointly controlled entities) is reconciled with taxation as follows:

	2007 $ Million	2006 $ Million
Adjusted operating profit at Hong Kong tax rate of 17.5% (2006 – 17.5%)	2,426	1,748
Effect of tax rate differences at overseas locations	202	310
Effect of tax rate changes at overseas locations on deferred tax liabilities	(143)	–
Profit on disposal of jointly controlled entities	(345)	–
Profit on disposal of associates	(72)	–
Dividend income	(172)	(25)
Increase in fair value of investment properties	(14)	(17)
Profit on disposal of properties held for rental	(12)	(12)
Net effect of tax losses and deductible temporary differences utilised/not recognised	(109)	37
Net effect of non-assessable/deductible items	(173)	(128)
Others	(18)	9
	1,570	1,922
Less: Share of taxation of jointly controlled entities	(373)	(709)
	1,197	1,213

6. Profit Attributable to Shareholders

Profit attributable to shareholders dealt with in the profit and loss account of the Company is $6,217 million (2006 – $5,614 million).

7. Earnings Per Share

The calculation of earnings per share is based on profit attributable to shareholders and on 2,316,164,338 shares (2006 – 2,316,164,338 shares) in issue during the year.

8. Fixed Assets

Group	Land and buildings in Hong Kong $ Million	Hotels and serviced suites in Hong Kong $ Million	Hotels and serviced suites outside Hong Kong $ Million	Other assets $ Million	Total $ Million
Cost					
At 1st January, 2006	424	9,061	1,289	871	11,645
Translation difference	–	–	48	9	57
Additions/transfers	36	510	8	187	741
Disposals	–	–	–	(25)	(25)
At 31st December, 2006	460	9,571	1,345	1,042	12,418
Translation difference	–	–	95	17	112
Additions/transfers	180	294	11	37	522
Disposals	–	–	–	(37)	(37)
At 31st December, 2007	640	9,865	1,451	1,059	13,015
Accumulated depreciation/ provisions					
At 1st January, 2006	–	1,305	145	583	2,033
Translation difference	–	–	7	6	13
Depreciation	–	77	30	65	172
Written back on disposals	–	–	–	(22)	(22)
At 31st December, 2006	–	1,382	182	632	2,196
Translation difference	–	–	13	13	26
Depreciation	–	137	31	89	257
Written back on disposals	–	–	–	(24)	(24)
At 31st December, 2007	–	1,519	226	710	2,455
Net book value					
At 31st December, 2007	640	8,346	1,225	349	10,560
At 31st December, 2006	460	8,189	1,163	410	10,222

At the balance sheet date:

(a) certain properties in Hong Kong with aggregate carrying value of $8,771 million (2006 – $8,473 million) and certain properties outside Hong Kong with aggregate carrying value of $1,225 million (2006 – $1,163 million) were held under medium term leases, all other properties were held under long leases; and

(b) certain hotel properties of non-wholly owned subsidiaries with aggregate carrying value of $719 million (2006 – $1,138 million) were pledged to secure bank loan facilities of these subsidiaries.

8. Fixed Assets *(continued)*

Company	Other assets 2007 $ Million	2006 $ Million
Cost		
At 1st January	**194**	187
Additions	**4**	7
Disposals	**(9)**	–
At 31st December	**189**	194
Accumulated depreciation		
At 1st January	**180**	169
Depreciation	**6**	11
Written back on disposals	**(9)**	–
At 31st December	**177**	180
Net book value at 31st December	**12**	14

9. Investment Properties

	2007 $ Million	2006 $ Million
Investment properties in Hong Kong		
At 1st January	**14,508**	11,710
Additions	**4**	862
Transfer to properties for/under development	**(830)**	–
Increase in fair value	**1,815**	1,936
At 31st December	**15,497**	14,508

At the balance sheet date:

(a) investment properties have been revalued by DTZ Debenham Tie Leung Limited, independent professional valuers, on an open market value basis;

(b) investment properties with aggregate carrying value of $14,908 million (2006 – $13,971 million) and $589 million (2006 – $537 million) were held under medium term leases and long leases respectively; and

(c) gross rental income and direct operating expenses of investment properties during the year amounted to $638 million (2006 – $497 million) and $37 million (2006 – $6 million) respectively.

10. Subsidiaries

	2007 $ Million	2006 $ Million
Unlisted investments in subsidiaries	**2,071**	2,071
Amounts due from subsidiaries	**38,002**	33,914
Amounts due to subsidiaries	**(9,651)**	(6,434)
	30,422	29,551

Particulars regarding the principal subsidiaries are set out in Appendix I.

11. Associates

	Group		Company	
	2007 $ Million	2006 $ Million	2007 $ Million	2006 $ Million
Listed investments in associates	**28,676**	28,676	**–**	–
Unlisted investments in associates	**83**	169	**50**	51
Share of results and reserves	**117,033**	105,134	**–**	–
	145,792	133,979	**50**	51
Amounts due from associates	**317**	393	**–**	5
Amounts due to associates	**–**	(14)	**–**	(1)
	146,109	134,358	**50**	55
Market value of investments in associates – listed in Hong Kong	**192,562**	172,988	**–**	–

Particulars regarding the principal associates are set out in Appendix II. Extracts of financial statements of Hutchison Whampoa Limited and CK Life Sciences Int'l., (Holdings) Inc., listed associates, are set out in Appendix IV and Appendix V respectively.

12. Jointly Controlled Entities

	Group		Company	
	2007	2006	**2007**	2006
	$ Million	$ Million	**$ Million**	$ Million
Unlisted investments in jointly controlled entities	**6,380**	4,542	**–**	–
Share of results and reserves	**5,688**	3,708	**–**	–
	12,068	8,250	**–**	–
Amounts due from jointly controlled entities	**11,546**	15,970	**248**	74
Amounts due to jointly controlled entities	**–**	(90)	**–**	–
	23,614	24,130	**248**	74

Particulars regarding the principal jointly controlled entities are set out in Appendix III. The aggregate amounts of non-current assets, current assets, current liabilities, non-current liabilities, income and expenses related to the Group's interests in jointly controlled entities are as follows:

	2007	2006
	$ Million	$ Million
Non-current assets	**14,599**	13,170
Current assets	**21,352**	20,676
Current liabilities	**(4,128)**	(3,858)
Non-current liabilities	**(7,158)**	(6,306)
Income	**4,945**	6,733
Expenses	**(2,832)**	(4,296)

13. Investments Available for Sale

	2007 $ Million	2006 $ Million
Listed investments		
Equity securities – listed in Hong Kong	7,082	6,911
Equity securities – listed overseas	2,316	1,278
	9,398	8,189
Unlisted investments		
Equity securities	92	56
Debt securities	570	429
	662	485
	10,060	8,674

14. Stock of Properties

	Group		Company	
	2007 $ Million	2006 $ Million	2007 $ Million	2006 $ Million
Properties for/under development	25,952	22,743	–	–
Joint development projects	29,364	21,349	–	–
Properties for sale	4,643	3,498	3	3
	59,959	47,590	3	3
Less: Customers' deposits received	1,541	1,733	–	–
	58,418	45,857	3	3

15. Debtors, Deposits and Prepayments

	Group		Company	
	2007 $ Million	2006 $ Million	2007 $ Million	2006 $ Million
Trade debtors	1,429	6,029	–	–
Deposits, prepayments and other debtors	2,637	605	357	389
	4,066	6,634	357	389

The Group's trade debtors mainly comprise receivables for sale of properties and rental. Sales terms vary for each property project and are determined with reference to the prevailing market conditions. Sale of properties are normally completed when the sale prices are fully paid and deferred payment terms are sometimes offered to purchasers at a premium. Rentals are payable in advance by tenants.

At the balance sheet date, other debtors included mortgage loans of $599 million (2006 – nil) pledged to secure bank loans utilised for such funding by a former associate which became a subsidiary during the year.

Ageing analysis of the Group's trade debtors at the balance sheet date is as follows:

	2007 $ Million	2006 $ Million
Current to one month	1,395	6,000
Two to three months	25	19
Over three months	9	10
	1,429	6,029

16. Investments Held for Trading

	2007 $ Million	2006 $ Million
Listed investments		
Equity securities – listed in Hong Kong	363	193
Equity securities – listed overseas	196	73
Debt securities – listed overseas	–	137
	559	403
Unlisted investments		
Equity securities	–	439
Debt securities	880	381
	880	820
	1,439	1,223

17. Bank and Other Loans

	2007 $ Million	2006 $ Million
Bank loans repayable		
within 1 year	6,172	4,587
after 1 year but not exceeding 2 years	4,170	3,878
after 2 years but not exceeding 5 years	13,445	15,434
	23,787	23,899
Other loans repayable		
within 1 year	2,700	2,285
after 1 year but not exceeding 2 years	1,382	2,400
after 2 years but not exceeding 5 years	4,008	5,247
after 5 years	650	650
	8,740	10,582
	32,527	34,481
Less: Amounts classified under current liabilities	8,872	6,872
Amounts classified under non-current liabilities	23,655	27,609

At the balance sheet date:

(a) bank loans amounting to $786 million (2006 – $299 million) were secured by certain assets of the Group;

(b) other loans included fixed rate and floating rate bonds and notes issued by wholly owned subsidiaries and guaranteed by the Company as follows:

(i) issued by Cheung Kong Finance Cayman Limited and listed on the Luxembourg Stock Exchange:

HK$	300,000,000	8.38% due January 2010 (issued in 2000)

(ii) issued by Cheung Kong Bond Finance Limited in Hong Kong:

HK$	500,000,000	10% (1st year)/thereafter subject to equity linked terms, due May 2008 (issued in 2005)
HK$	1,000,000,000	3.5% due July 2008 (issued in 2005)
HK$	900,000,000	3% (first 2 years)/4% (thereafter) due October 2008 (issued in 2003)
HK$	280,440,000	4.5% (1st quarter)/thereafter subject to equity linked terms, due November 2008 (issued in 2007)
US$	2,524,000	4.7% (1st quarter)/thereafter subject to equity linked terms, due November 2008 (issued in 2007)
HK$	300,000,000	6.68% (1st year)/0.60% (2nd to 4th year)/subject to terms (5th year) due February 2009 (issued in 2004)
HK$	500,000,000	4.4% due April 2015 (issued in 2005)
HK$	150,000,000	5.1% due April 2016 (issued in 2006)

17. Bank and Other Loans *(continued)*

(iii) issued by Joynote Ltd and listed on the Singapore Stock Exchange:
SGD 200,000,000 3.655% due October 2009 (issued in 2006)
SGD 200,000,000 3.76% due October 2011 (issued in 2006)

(iv) issued by Cheung Kong Finance Japan Limited in Japan:
JPY 33,000,000,000 0.95% due August 2010 (issued in 2005)

(c) bank and other loans approximated their fair values and carried interest at effective rates based on inter-bank offered rate of the relevant currency plus a margin less than 1% per annum, after hedging where appropriate, and the aggregate fair value of the derivative financial instruments used for hedging purposes amounted to a net liability of $6 million (2006 – $28 million).

18. Creditors and Accruals

	Group		Company	
	2007	2006	**2007**	2006
	$ Million	$ Million	**$ Million**	$ Million
Trade creditors	**3,239**	263	**–**	–
Accruals and other creditors	**3,650**	2,735	**169**	132
	6,889	2,998	**169**	132

Ageing analysis of the Group's trade creditors at the balance sheet date is as follows:

	2007	2006
	$ Million	$ Million
Current to one month	**3,186**	214
Two to three months	**24**	30
Over three months	**29**	19
	3,239	263

19. Loan from Joint Development Partner

Pursuant to the terms of a joint development project, the Group obtained a loan of $4,000 million from the joint development partner in 2006 to finance the payment of land premium of the joint development project. The loan is repayable, by two equal instalments, upon completion of phase 1 (or on 31st December, 2009, whichever is earlier) and phase 2 (or on 31st December, 2011, whichever is earlier) of the joint development project.

20. Deferred Tax Liabilities

At the balance sheet date:

(a) deferred tax liabilities amounting to $517 million (2006 – $432 million) and $783 million (2006 – $488 million) were provided on temporary differences arising from accelerated tax depreciation and changes in fair value of investment properties respectively; and

(b) tax losses and deductible temporary differences amounting to $3,338 million (2006 – $3,022 million), of which $60 million (2006 – $108 million) expire within 5 years, were not recognised.

21. Share Capital

	2007 No. of shares	2006 No. of shares	2007 $ Million	2006 $ Million
Authorised:				
Shares of $0.5 each	**3,800,000,000**	3,800,000,000	**1,900**	1,900
Issued and fully paid:				
Shares of $0.5 each	**2,316,164,338**	2,316,164,338	**1,158**	1,158

22. Reserves

	Capital reserve $ Million	Retained profits $ Million	2007 Total $ Million	2006 Total $ Million
At 1st January	**199**	**19,765**	**19,964**	19,074
Profit for the year	**–**	**6,217**	**6,217**	5,614
Dividend paid	**–**	**(5,189)**	**(5,189)**	(4,724)
At 31st December	**199**	**20,793**	**20,992**	19,964

The Company's reserves available for distribution to shareholders, including the proposed final dividend, amounted to $20,793 million (2006 – $19,765 million). Proposed final dividend for 2006 was approved by shareholders on 17th May, 2007 and paid on 22nd May, 2007.

23. Operating Lease

Analysis of future minimum lease income receivable by the Group under non-cancellable operating leases for property rental at the balance sheet date is as follows:

	Group	
	2007 $ Million	2006 $ Million
Future minimum lease income receivable		
not later than 1 year	717	496
later than 1 year and not later than 5 years	646	385
later than 5 years	2	–
	1,365	881

Analysis of future minimum lease charges payable by the Group and the Company under non-cancellable operating leases at the balance sheet date are as follows:

	Group		Company	
	2007 $ Million	2006 $ Million	2007 $ Million	2006 $ Million
Future minimum lease charges payable				
not later than 1 year	51	53	33	40
later than 1 year and not later than 5 years	16	39	2	31
	67	92	35	71

24. Segment Information

Assets and liabilities of the Group analysed by operating activities are as follows:

	Company and subsidiaries $ Million	Jointly controlled entities $ Million	Assets $ Million	Liabilities $ Million
At 31st December, 2007				
Property development	61,680	10,816	72,496	(8,859)
Property investment	16,197	9,352	25,549	(269)
Hotels and serviced suites	10,159	3,323	13,482	(504)
Property and project management	132	–	132	(61)
Total segment assets/(liabilities)			111,659	(9,693)
Investments in listed associates			145,250	–
Cash and investments in securities			15,232	–
Bank and other loans			–	(32,527)
Other assets/(liabilities)			4,481	(3,793)
Total assets/(liabilities)			276,622	(46,013)
At 31st December, 2006				
Property development	54,231	10,517	64,748	(5,918)
Property investment	15,004	9,771	24,775	(173)
Hotels and serviced suites	9,953	3,703	13,656	(424)
Property and project management	149	–	149	(46)
Total segment assets/(liabilities)			103,328	(6,561)
Investments in listed associates			133,494	–
Cash and investments in securities			11,400	–
Bank and other loans			–	(34,481)
Other assets/(liabilities)			1,579	(3,078)
Total assets/(liabilities)			249,801	(44,120)

24. Segment Information *(continued)*

Total segment assets at the balance sheet date and capital expenditure for segment assets incurred during the year, analysed by geographical locations, are as follows:

	Total Segment Assets		Capital Expenditure	
	2007	2006	2007	2006
	$ Million	$ Million	$ Million	$ Million
Hong Kong	**87,880**	78,879	**496**	1,310
The Mainland	**20,570**	17,612	**15**	13
Asia	**2,238**	5,892	**–**	–
Europe	**968**	942	**–**	–
North America	**3**	3	**–**	–
	111,659	103,328	**511**	1,323

Depreciation and capital expenditure incurred during the year, analysed by operating activities, are as follows:

	Depreciation		Capital Expenditure	
	2007	2006	2007	2006
	$ Million	$ Million	$ Million	$ Million
Property investment	**–**	–	**186**	902
Hotels and serviced suites	**237**	139	**317**	401
Property and project management	**12**	16	**8**	20
	249	155	**511**	1,323

25. Commitments and Contingent Liabilities

At the balance sheet date:

(a) the Group had capital commitments as follows:
  (i) contracted but not provided for
    fixed assets – $943 million (2006 – $549 million)
    jointly controlled entities – $809 million (2006 – $83 million)
    others – $334 million (2006 – Nil)
  (ii) authorised but not contracted for
    fixed assets – $12 million (2006 – $10 million)
    jointly controlled entities – $849 million (2006 – $2,457 million)

(b) the Group's share of capital commitments of the jointly controlled entities were as follows:
  (i) contracted but not provided for – $785 million (2006 – $700 million)
  (ii) authorised but not contracted for – $3,072 million (2006 – $2,938 million)

(c) the Group's share of contingent liability of jointly controlled entity in respect of guaranteed return payments payable to the other party of a co-operative joint venture in the next 42 years amounted to $4,500 million;

(d) the minimum share of revenue/profit guaranteed by the Company to be received by other partners of joint development projects amounted to $1,422 million (2006 – $1,422 million); and

(e) the Company provided guarantees for loan financing as follows:
  (i) bank and other loans utilised by subsidiaries – $31,421 million (2006 – $34,182 million)
  (ii) loan from joint development partner to a subsidiary – $4,000 million (2006 – $4,000 million)
  (iii) bank loans utilised by jointly controlled entities – $935 million (2006 – $1,130 million)

  and certain subsidiaries provided guarantees for bank loans utilised by jointly controlled entities amounted to $2,469 million (2006 – $2,571 million).

26. Employees Pension Schemes

The principal employees pension schemes operated by the Group, including the occupational retirement schemes and the mandatory provident fund schemes, are defined contribution schemes. For occupational retirement schemes, contributions are made by either the employer only or both the employer and the employees at rates ranging from approximately 5% to 10% of the employees' salary. For mandatory provident fund schemes, contributions are made by both the employer and the employees at 5% each of the employees' relevant monthly income which is capped at $20,000.

During the year, the Group's costs incurred on employees pension schemes were $73 million (2006 – $64 million) and forfeited contributions in the amount of $4 million (2006 – $5 million) were used to reduce current year's contributions.

27. Related Party Transactions

During the year and in the ordinary course of business, the Group undertook various joint venture projects with related parties, including the Chairman, Mr. Li Ka-shing, and Hutchison Whampoa Limited, on normal commercial terms. Advances were made to/received from and guarantees were provided for these joint venture projects on a pro rata basis.

Advances made/received by the Group at the balance sheet date were disclosed as amount due from/to associates and jointly controlled entities in notes (11) and (12). Guarantees provided by the Group for bank loans utilised by jointly controlled entities at the balance sheet date were disclosed in note (25).

Other than the aforementioned, there were no other significant related party transactions requiring disclosure in the financial statements.

28. Financial Risks and Management

Financial assets and financial liabilities of the Group include investments in securities, cash balances maintained for liquidity, loans and receivables, bank and other loan borrowings, and derivative financial instruments for investment and financial purposes. The Group's treasury policies and how the management manages to mitigate the risks associated with these financial assets and financial liabilities are described below:

(a) Treasury policies

The Group maintains a conservative approach on foreign exchange exposure management. At the balance sheet date, approximately 85.6% of the Group's borrowings were in HK$ with the balance in US$ (or swapped into US$), SGD and RMB mainly for the purpose of financing projects outside Hong Kong. The Group derives its revenue mainly in HK$, cash balances and marketable securities are maintained mainly in HK$ or US$, and the Group ensures that its exposure to fluctuations in foreign exchange rates is minimised.

The Group's borrowings are principally on a floating rate basis. The fixed rate or equity linked bonds and notes issued by the Group have associated swaps arrangements in place to convert the rates and related terms to a floating rate basis.

When appropriate and at times of interest rate or exchange rate uncertainty or volatility, hedging instruments including swaps and forwards are used by the Group in the management of exposure to interest rate and foreign exchange rate fluctuations.

(b) Risk management

Loan receivables normally carry interest at rates with reference to banks' lending rates and are secured by collaterals including charge on assets and guarantees. Trade debtors include mainly receivables arising from sale and lease of properties to the public. The Group has legal right to claim repossession of the properties in the event of default by purchasers/ tenants. Regular review and follow-up actions are carried out on overdue amounts to minimise exposures to credit risk.

Cash balances maintained for liquidity are placed with a number of major banks. Investments in securities and transactions involving derivative financial instruments are generally limited to issuers and counter-parties with sound credit.

Investments in securities and derivative financial instruments are stated at fair values. Fair values are determined based on quoted market price, otherwise, with reference to professional valuations and/or estimations that take into account assumptions and estimates on factors affecting the value of these financial instruments. Change of such assumptions and estimates to reasonable possible alternatives would not have material effect on the Group's result for the year and financial position at the balance sheet date.

28. Financial Risks and Management *(continued)*

(b) Risk management *(continued)*

The exposure to price changes is managed by closely monitoring the changes in market conditions that may have an impact on the market prices or factors affecting the value of these financial instruments. If the fair values of the investments in securities and derivative financial instruments were 5% higher/lower at the balance sheet date, the Group's investment revaluation reserve would increase/decrease by approximately $503 million (2006 – $434 million) and the Group's profit for the year would not be significantly affected.

The Group's borrowings are subject to interest rate fluctuation. It is estimated that an increase/decrease of 1% in interest rates would increase/decrease the Group's finance costs for the year by approximately $325 million (2006 – $345 million), assuming the change in interest rates had been applied to the Group's bank and other loans at the balance sheet date which were kept constant throughout the year, and the amount of finance costs capitalised would increase/decrease by approximately $142 million (2006 – $199 million) based on the proportion of finance costs capitalised during the year.

(c) Liquidity management

The Group monitors its liquidity requirements on a short to medium term basis and arranges refinancing of the Group's borrowings when appropriate. With cash and marketable securities in hand, as well as available banking facilities, the Group's liquidity position remains strong and the Group has sufficient financial resources to satisfy its commitments and working capital requirements.

The contractual undiscounted cash flows (including interest payments, after hedging where appropriate, computed at rates current at the balance sheet date) of the Group's borrowings by contractual maturities at the balance sheet date are as follows:

	2007 $ Million	2006 $ Million
Within 1 year	**10,018**	8,275
After 1 year but not exceeding 2 years	**8,433**	7,371
After 2 years but not exceeding 5 years	**20,451**	26,220
After 5 years	**738**	752
	39,640	42,618

29. Capital Management

The Group manages its capital to ensure that it will be able to continue as a going concern while maximising the return to its shareholders through the optimisation of the debt and equity balance. The capital structure of the Group consists of debt, which includes the borrowings disclosed in notes (17) and (19), bank balances and deposits and shareholders' fund, comprising share capital, share premium and reserves as disclosed in the balance sheet. The Group reviews its capital structure on a regular basis and maintains a low gearing ratio determined as the proportion of the Group's net borrowings (after deducting bank balances and deposits) to shareholders' fund.

The gearing ratio at the balance sheet date is as follows:

	2007 $ Million	2006 $ Million
Bank and other loans	**32,527**	34,481
Loan from joint development partner	**4,000**	4,000
Total borrowings	**36,527**	38,481
Less: Bank balances and deposits	**(5,609)**	(3,782)
Net borrowings	**30,918**	34,699
Shareholders' fund	**227,203**	200,422
Gearing ratio	**13.6%**	17.3%

30. Approval of Financial Statements

The financial statements reported in Hong Kong dollars and set out on pages 124 to 167 were approved by the board of directors on 27th March, 2008.

Principal Subsidiaries

Appendix I

The Directors are of the opinion that a complete list of the particulars of all the subsidiaries will be of excessive length and therefore the following list contains only the particulars of the subsidiaries which materially affect the results or assets of the Group. All the companies listed below were incorporated in Hong Kong except otherwise stated.

Name	Issued Ordinary Share Capital Nominal Value		Effective percentage held by the Company Directly	Indirectly	Principal Activities
Bermington Investment Limited	HK$	2		100	Hotels & serviced suites
Biro Investment Limited	HK$	10,000		100	Property development
Charming Sky Enterprises Limited	HK$	2		100	Property development
Cheung Kong Bond Finance Limited (Cayman Islands)	US$	1		100	Finance
Cheung Kong Finance Cayman Limited (Cayman Islands)	US$	1,000		100	Finance
Cheung Kong Finance Company Limited	HK$	2,500,000	100		Finance
Cheung Kong Finance Japan Limited (Cayman Islands)	US$	1		100	Finance
Cheung Kong Holdings (China) Limited	HK$	2		100	Investment holding in the Mainland projects
Cheung Kong Investment Company Limited	HK$	20	100		Investment holding
Cheung Kong Property Development Limited	HK$	2	100		Project management
Citybase Property Management Limited	HK$	100,000		100	Property management
City Investments Limited	HK$	1		100	Property development
Clever Venture Limited (British Virgin Islands)	US$	1		100	Investment holding
Diamond Jubilee Investment Limited	HK$	1		100	Property development
East City Investments Limited	HK$	1		100	Property development
East Leader Investments Limited	HK$	2		100	Property development
Fantastic State Limited	HK$	2		100	Property development
Flying Snow Limited	HK$	2		100	Property development
Focus Eagle Investments Limited (British Virgin Islands)	US$	1		100	Investment holding
Garbo Field Limited	HK$	2		100	Property development
Gingerbread Investments Limited (British Virgin Islands)	US$	1		100	Property development
Glass Bead Limited (British Virgin Islands)	US$	1		100	Property investment

Name	Issued Ordinary Share Capital Nominal Value		Effective percentage held by the Company Directly	Indirectly	Principal Activities
Global Coin Limited	HK$	2		100	Property investment
Goodwell Property Management Limited	HK$	100,000		100	Property management
iBusinessCorporation.com Holdings Limited (British Virgin Islands)	US$	10,000		73.3	Financial planning, mortgage servicing & corporate insurance
Ideal Offer Limited (British Virgin Islands)	US$	1		100	Investment holding
iMarkets Limited	HK$	30,000,000		54.83	Provider of electronic trading platform
Issamed Investments Limited (British Virgin Islands)	US$	1		100	Investment holding
Japura Development Pte Ltd (Singapore)	SGD	1,000,000		76	Property development
Jetmark Limited	HK$	2		100	Property development
Joynote Ltd (Singapore)	SGD	2		100	Finance
Kingsmark Investments Limited	HK$	1		100	Property development & investment
Mega Gain Resources Limited	HK$	1		80	Property investment
Megawin International Limited (British Virgin Islands)	US$	1		100	Property development
Metrofond Limited	HK$	2		100	Property development
Mutual Luck Investment Limited	HK$	30,000		60	Property development
New Accord Limited	HK$	1		100	Property development & investment
New City Investments Limited	HK$	1		100	Property development
New Profit Resources Limited	HK$	2		98.47	Property development
Pako Wise Limited	HK$	2	100		Property investment
Pearl Wisdom Limited	HK$	2		100	Property development
Perfect Idea Limited	HK$	20		100	Property investment
Pofield Investments Limited (British Virgin Islands)	US$	1		100	Property investment
Rainbow Elite Investments Limited	HK$	1		100	Property development & investment
Randash Investment Limited	HK$	110		60.9	Hotels & serviced suites
Rich Asia Investments Limited	HK$	1,000,000		85	Property development
Romefield Limited (British Virgin Islands)	US$	1		100	Investment holding
Ruby Star Enterprises Limited	HK$	1		100	Property development & investment
Sai Ling Realty Limited	HK$	10,000	100		Property development
Sino China Enterprises Limited	HK$	2		100	Hotels & serviced suites

Principal Subsidiaries *(continued)*

Name	Issued Ordinary Share Capital Nominal Value		Effective percentage held by the Company Directly	Indirectly	Principal Activities
Super Winner Development Limited	HK$	2		100	Property development
The Center (Holdings) Limited (British Virgin Islands)	US$	1		100	Property investment
Tin Shui Wai Development Limited	HK$	1,000		98.47	Property investment
Tony Investments Limited	HK$	1		100	Property development
Total Win Group Limited (British Virgin Islands)	US$	1		100	Investment holding
Towerich Limited	HK$	2		51	Hotels & serviced suites
Union Art Investment Limited	HK$	1		100	Property development
Union Ford Investments Limited	HK$	2		80	Property development
Volly Best Investment Limited	HK$	1		90	Property development
Wealth Pine Investment Limited	HK$	1		100	Property development
Winchesto Finance Company Limited	HK$	15,000,000	100		Finance
Yick Ho Limited	HK$	6,000,000		100	Investment in hotel projects

The principal area of operation of the above companies were in Hong Kong except the following:

Name	Area of Operation
Cheung Kong Finance Cayman Limited	Europe
Cheung Kong Finance Japan Limited	Japan
Cheung Kong Holdings (China) Limited	The Mainland
Japura Development Pte Ltd	Singapore
Joynote Ltd	Singapore
Megawin International Limited	The Mainland
Yick Ho Limited	The Mainland

Principal Associates

Appendix II

The Directors are of the opinion that a complete list of the particulars of all the associates will be of excessive length and therefore the following list contains only the particulars of the associates which materially affect the results or assets of the Group. All the companies listed below were incorporated in Hong Kong except otherwise stated.

Name	Effective percentage of Issued Ordinary Share Capital held by the Company Directly	Indirectly	Principal Activities
CEF Holdings Limited	50		Investment holding
CK Life Sciences Int'l., (Holdings) Inc. (Cayman Islands)		44.3	Research & development, manufacturing, commercialisation, marketing & selling of environmental & human health products & investments
Harbour Plaza Hotel Management (International) Limited (British Virgin Islands)		50	Hotel management
Hong Kong Concord Holdings Limited		40	Trading, power plant & securities investment
Hutchison Whampoa Limited		49.9	Ports & related services, property & hotels, retail, energy, infrastructure, telecommunications, finance, investments & others
Metro Broadcast Corporation Limited		50	Radio broadcasting
The Ming An (Holdings) Company Limited (Cayman Islands)		21	General insurance

The principal area of operation of the above companies were in Hong Kong except the following:

Name	Area of Operation
Hong Kong Concord Holdings Limited	The Mainland

Principal Jointly Controlled Entities

Appendix III

The Directors are of the opinion that a complete list of the particulars of all the jointly controlled entities will be of excessive length and therefore the following list contains only the particulars of the jointly controlled entities which materially affect the results or assets of the Group. All the jointly controlled entities below were incorporated in Hong Kong except otherwise stated.

Name	Effective percentage of Ownership Interest held by the Company Directly	Effective percentage of Ownership Interest held by the Company Indirectly	Principal Activities
Afford Limited		50	Property development
Bayswater Developments Limited (British Virgin Islands)		50	Property development & investment
Beright Investments Limited (British Virgin Islands)		50	Property development
Chesgold Limited		50	Property investment
Cheung Wo Enterprises Limited (British Virgin Islands)		50	Property investment
Choicewide Group Limited (British Virgin Islands)		50	Investment in property project
Circadian (CH) Limited (The United Kingdom)		47.5	Property development
Circadian Limited (The United Kingdom)		47.5	Property development
Clayton Power Enterprises Limited		50	Property development
Cosmos Wide International Limited		50	Property development
Dragon Beauty International Limited		50	Property development
Elegant Wealth Investment Limited	49		Property development
Extreme Selection Investments Limited (British Virgin Islands)		50	Property development
Forton Investment Limited		50	Property development
Gislingham Limited (British Virgin Islands)		50	Property development
Glenfield Investments Pte Ltd (Singapore)		50	Property development
Glory Sense Limited		50	Property development
Golden Castle Management Limited (British Virgin Islands)		50	Property development
Hildon Development Limited		50	Property development
Hong Kong Shanghai Development Co Ltd (Samoa)		25	Property development & investment
Hui Xian Investment Limited		33.4	Investment in property project
Hutchison Whampoa Properties (Chengdu) Limited (The Mainland)		50	Property development
Konorus Investment Limited		42.5	Property development & investment
Mapleleaf Developments Limited (British Virgin Islands)		25	Property development
Marketon Investment Limited		50	Property development & investment
Matrica Limited		30	Property development & investment

Name	Effective percentage of Ownership Interest held by the Company Directly	Indirectly	Principal Activities
Mighty General Limited		50	Property development
Montoya (HK) Limited		50	Property development
New China Sheen Limited		50	Property development
New China Target Limited		50	Property development
Shanklin Developments Limited (British Virgin Islands)		50	Property development
Sky Island Limited (British Virgin Islands)		50	Property development
Smart Rainbow Limited (British Virgin Islands)		50	Hotels & serviced suites
Willpower Developments Limited (British Virgin Islands)		50	Property development
Zealand Limited (British Virgin Islands)		50	Property development

The principal area of operation of the above jointly controlled entities were in Hong Kong except the following:

Name	Area of Operation
Afford Limited	The Mainland
Bayswater Developments Limited	The Mainland
Beright Investments Limited	The Mainland
Chesgold Limited	The Mainland
Cheung Wo Enterprises Limited	The Mainland
Choicewide Group Limited	Singapore
Circadian (CH) Limited	The United Kingdom
Circadian Limited	The United Kingdom
Elegant Wealth Investment Limited	The Mainland
Extreme Selection Investments Limited	The Mainland
Forton Investment Limited	The Mainland
Gislingham Limited	The Mainland
Glenfield Investments Pte Ltd	Singapore
Glory Sense Limited	The Mainland
Golden Castle Management Limited	The Mainland
Hildon Development Limited	The Mainland
Hong Kong Shanghai Development Co Ltd	The Mainland
Hui Xian Investment Limited	The Mainland
Hutchison Whampoa Properties (Chengdu) Limited	The Mainland
Mapleleaf Developments Limited	The Mainland
Mighty General Limited	The Mainland
Montoya (HK) Limited	The Mainland
New China Sheen Limited	The Mainland
New China Target Limited	The Mainland
Shanklin Developments Limited	The Mainland
Sky Island Limited	The Mainland
Willpower Developments Limited	The Mainland
Zealand Limited	The Mainland

Extracts of Financial Statements of Hutchison Whampoa Limited

Appendix IV

Extracts of the 2007 published financial statements of Hutchison Whampoa Limited, a listed associate, are set out below.

Consolidated Profit and Loss Account

For the year ended 31st December, 2007

	2007 $ Million	2006 $ Million
Company and subsidiary companies:		
Revenue	**218,726**	183,812
Cost of inventories sold	**(73,977)**	(67,114)
Staff costs	**(29,325)**	(25,729)
3 Group telecommunications expensed customer acquisition costs	**(5,732)**	(5,494)
Depreciation and amortisation	**(38,872)**	(33,091)
Other operating expenses	**(56,448)**	(50,860)
Change in fair value of investment properties	**1,988**	2,843
Profit (loss) on disposal of investments and others	**(11,182)**	23,290
Share of profits less losses after tax of:		
Associated companies before profit on disposal of investments	**12,002**	11,472
Jointly controlled entities	**3,338**	3,075
Associated company's profit on disposal of an investment	**35,820**	-
	56,338	42,204
Interest and other finance costs	**(19,054)**	(16,601)
Profit before tax	**37,284**	25,603
Current tax charge	**(2,768)**	(1,560)
Deferred tax charge	**(1,651)**	(1,417)
Profit after tax	**32,865**	22,626
Allocated as: Profit attributable to minority interests	**(2,265)**	(2,596)
Profit attributable to shareholders of the Company	**30,600**	20,030

Consolidated Balance Sheet

At 31st December, 2007

	2007 $ Million	2006 $ Million
ASSETS		
Non-current assets		
Fixed assets	181,342	140,181
Investment properties	43,680	41,657
Leasehold land	36,272	35,293
Telecommunications licences	91,897	89,077
Telecommunications postpaid customer acquisition and retention costs	8,771	10,532
Goodwill	31,520	21,840
Brand names and other rights	10,901	7,582
Associated companies	75,545	74,954
Interests in joint ventures	39,725	38,507
Deferred tax assets	17,619	17,159
Other non-current assets	5,082	3,762
Liquid funds and other listed investments	69,192	66,251
	611,546	546,795
Current assets		
Cash and cash equivalents	111,307	64,151
Trade and other receivables	55,374	44,188
Inventories	20,999	22,382
	187,680	130,721
Current liabilities		
Trade and other payables	90,029	66,487
Bank and other debts	50,255	22,070
Current tax liabilities	2,336	1,629
	142,620	90,186
Net current assets	45,060	40,535
Total assets less current liabilities	656,606	587,330
Non-current liabilities		
Bank and other debts	260,086	260,970
Interest bearing loans from minority shareholders	12,508	12,030
Deferred tax liabilities	17,957	15,019
Pension obligations	1,468	2,378
Other non-current liabilities	5,929	6,368
	297,948	296,765
Net assets	358,658	290,565

Extracts of Financial Statements of Hutchison Whampoa Limited *(continued)*

Consolidated Balance Sheet *(continued)*

At 31st December, 2007

	2007 $ Million	2006 $ Million
CAPITAL AND RESERVES		
Share capital	**1,066**	1,066
Reserves	**308,948**	272,728
Total shareholders' funds	**310,014**	273,794
Minority interests	**48,644**	16,771
Total equity	**358,658**	290,565

Extracts of Financial Statements of CK Life Sciences Int'l., (Holdings) Inc.

Appendix V

Extracts of the 2007 published financial statements of CK Life Sciences Int'l., (Holdings) Inc., a listed associate, are set out below.

Consolidated Income Statement

For the year ended 31st December, 2007

	2007 $'000	As restated 2006 $'000
Turnover	2,091,592	2,047,622
Cost of sales	(1,355,539)	(1,266,015)
	736,053	781,607
Other income, gains and losses	45,788	78,958
Staff costs	(298,148)	(283,269)
Depreciation	(33,067)	(31,888)
Amortization of intangible assets	(33,005)	(22,282)
Other operating expenses	(349,699)	(389,745)
Gain on disposal of associates	2,712	–
Gain on disposal of a subsidiary	2,100	–
Finance costs	(34,232)	(37,866)
Share of results of associates	(5,510)	2,930
Profit before taxation	32,992	98,445
Taxation	82,319	(1,653)
Profit for the year	115,311	96,792
Attributable to:		
Equity holders of the Company	117,001	102,022
Minority interests	(1,690)	(5,230)
	115,311	96,792

Extracts of Financial Statements of CK Life Sciences Int'l., (Holdings) Inc. *(continued)*

Consolidated Balance Sheet
As at 31st December, 2007

	2007 $'000	2006 $'000
Non-current assets		
Property, plant and equipment	581,853	358,180
Prepaid lease for land	12,388	12,700
Intangible assets	3,770,114	3,077,477
Interests in associates	59,164	72,909
Convertible debentures issued by an associate	24,895	–
Available-for-sale investments	150,101	155,727
Investments at fair value through profit or loss	323,230	920,265
Deferred taxation	87,320	19,178
	5,009,065	4,616,436
Current assets		
Investments at fair value through profit or loss	55,104	12,709
Derivative financial instruments	18,428	19,544
Inventories	382,841	320,489
Receivables and prepayments	667,525	502,852
Deposit with financial institution	40,131	47,931
Bank balances and deposits	766,891	411,693
	1,930,920	1,315,218
Current liabilities		
Payables and accruals	(672,262)	(438,286)
Derivative financial instruments	(55,889)	(63,630)
Bank overdrafts	(13,391)	–
Bank loans	(125,901)	–
Finance lease obligations	(752)	(2,222)
Taxation	(15,949)	(16,057)
	(884,144)	(520,195)
Net current assets	1,046,776	795,023
Total assets less current liabilities	6,055,841	5,411,459
Non-current liabilities		
Bank loans	(710,546)	(322,877)
Finance lease obligations	(937)	(1,505)
Loan from a minority shareholder	(27,574)	(23,828)
Deferred taxation	(50,052)	(101,225)
	(789,109)	(449,435)
Total net assets	5,266,732	4,962,024

Consolidated Balance Sheet *(continued)*
As at 31st December, 2007

	2007 $'000	2006 $'000
Capital and reserves		
Share capital	**961,107**	961,107
Share premium and reserves	**4,190,206**	3,985,346
Equity attributable to equity holders of the Company	**5,151,313**	4,946,453
Minority interests	**115,419**	15,571
Total equity	**5,266,732**	4,962,024

Independent Auditor's Report

Deloitte.
德勤

TO THE MEMBERS OF CHEUNG KONG (HOLDINGS) LIMITED
(incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of Cheung Kong (Holdings) Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 124 to 167, which comprise the consolidated and the Company balance sheets as at 31st December, 2007, and the consolidated profit and loss account, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the consolidated financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st December, 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants
Hong Kong

27th March, 2008

Listed Affiliated Companies

Hutchison Whampoa Limited

The results of 2007 reflect another year of strong results from the Hutchison Whampoa Group's established businesses and the continuing steady improvement of the 3 Group. Looking ahead, all of the Hutchison Whampoa Group's diversified businesses around the world are all solid, financially sound and well positioned to continue to progress.


Kruidvat
Kruidvat











Listed Affiliated Companies *(continued)*

Cheung Kong Infrastructure Holdings Limited



CKI's high quality investments have delivered steady income streams and its portfolio of infrastructure assets, comprising a high proportion of regulated businesses, has achieved robust organic growth over the years. This trend of predictable and growing profit contribution is expected to be sustained by its existing businesses in the years to come.








Northern
Gas Networks
Working with United Utilities



Listed Affiliated Companies *(continued)*

港燈
HK Electric

Hongkong Electric Holdings Limited

With the signing of the new Scheme of Control Agreement, much of the recent uncertainty surrounding the electricity industry in Hong Kong has been removed and Hongkong Electric can now focus on planning for the future so as to continue contributing to the economic development of Hong Kong.






Customer Relationship Excellence Awards 200
Asia Pacific Ceremony on 6 July 2007
CSQS
Principle Organiser
International Endorse
Dinner Sponsors
HSBC






港燈
HK Electric

Corporate Information and Key Dates

Board of Directors

LI Ka-shing	*Chairman*
LI Tzar Kuoi, Victor	*Managing Director and Deputy Chairman*
KAM Hing Lam	*Deputy Managing Director*
IP Tak Chuen, Edmond	*Deputy Managing Director*
CHUNG Sun Keung, Davy	*Executive Director*
PAU Yee Wan, Ezra	*Executive Director*
WOO Chia Ching, Grace	*Executive Director*
CHIU Kwok Hung, Justin	*Executive Director*
LEUNG Siu Hon	*Non-executive Director*
FOK Kin-ning, Canning	*Non-executive Director*
Frank John SIXT	*Non-executive Director*
CHOW Kun Chee, Roland	*Non-executive Director*
George Colin MAGNUS	*Non-executive Director*
KWOK Tun-li, Stanley	*Independent Non-executive Director*
YEH Yuan Chang, Anthony	*Independent Non-executive Director*
Simon MURRAY	*Independent Non-executive Director*
CHOW Nin Mow, Albert	*Independent Non-executive Director*
HUNG Siu-lin, Katherine	*Independent Non-executive Director*
WONG Yick-ming, Rosanna*	*Independent Non-executive Director*
CHEONG Ying Chew, Henry	*Independent Non-executive Director*
KWAN Chiu Yin, Robert	*Independent Non-executive Director*

* *Also alternate director to Simon MURRAY*

Audit Committee

CHEONG Ying Chew, Henry *(Chairman)*
KWOK Tun-li, Stanley
HUNG Siu-lin, Katherine

Remuneration Committee

LI Ka-shing *(Chairman)*
KWOK Tun-li, Stanley
WONG Yick-ming, Rosanna

Company Secretary

Eirene YEUNG

Qualified Accountant

MAN Ka Keung, Simon

Chief Financial Officer

Andrew John HUNTER

Authorised Representatives

IP Tak Chuen, Edmond
Eirene YEUNG

Principal Bankers

Bank of China (Hong Kong) Limited
The Hongkong and Shanghai Banking Corporation Limited
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Mizuho Corporate Bank, Ltd.
Hang Seng Bank Limited
Canadian Imperial Bank of Commerce
The Bank of East Asia, Limited
BNP Paribas
Fortis Bank NV/SA, Hong Kong Branch
Bank of Communications Co., Ltd., Hong Kong Branch

Auditor

Deloitte Touche Tohmatsu

Legal Advisers

Woo, Kwan, Lee & Lo

Registered Office

7th Floor, Cheung Kong Center,
2 Queen's Road Central, Hong Kong

Share Registrars and Transfer Office

Computershare Hong Kong Investor Services Limited
Rooms 1712-1716, 17th Floor,
Hopewell Centre,
183 Queen's Road East, Hong Kong

Stock Codes

The Stock Exchange of Hong Kong Limited: 0001
Bloomberg: 1 HK
Reuters: 1.HK

Website

http://www.ckh.com.hk

Key Dates

Annual Results Announcement	27th March, 2008
Closure of Register of Members	15th to 22nd May, 2008 *(both days inclusive)*
Record Date for Final Dividend	22nd May, 2008
Payment of Final Dividend	27th May, 2008

CHEUNG KONG (HOLDINGS) LIMITED
7/F, Cheung Kong Center
2 Queen's Road Central, Hong Kong
Tel: 2128 8888 Fax: 2845 2940

創新發展理念
延展業務增長



CHEUNG KONG (HOLDINGS) LIMITED
長江實業(集團)有限公司

200[illegible] 年報



集團架構

長江實業（集團）有限公司

44.3%

長江生命科技集團
有限公司

49.9%

和記黃埔有限公司

12.2%

TOM 集團
有限公司

84.6%

長江基建集團有限公司

38.9%

香港電燈集團有限公司

長江集團總市值

港幣七千五百三十億元

二零零八年三月二十七日

集團財務概要

綜合損益計算表(港幣百萬元)

	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
營業額	11,865	8,193	9,341	7,486	9,122	14,336	18,431	14,358	15,346	**15,442**
股東應佔溢利	5,170	59,405	19,678	5,792	7,835	6,724	10,700	13,995	18,075	**27,678**
已派發中期股息	643	758	880	880	880	880	880	973	1,065	**1,158**
擬派末期股息	2,022	2,412	2,826	2,826	2,826	3,011	3,289	3,659	4,031	**4,517**
是年度保留溢利	2,505	56,235	15,972	2,086	4,129	2,833	6,531	9,363	12,979	**22,003**

綜合資產負債表(港幣百萬元)

	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
固定資產	3,131	9,530	3,167	3,274	6,762	6,987	7,385	9,612	10,222	**10,560**
投資物業	10,805	11,760	12,039	11,476	11,999	9,876	10,545	11,710	14,508	**15,497**
聯營公司	48,652	103,518	117,264	118,657	121,387	121,617	124,444	126,281	134,358	**146,109**
其他非流動資產	28,553	24,544	29,769	33,805	31,270	30,673	30,123	30,421	33,055	**34,630**
流動資產淨值	9,346	9,376	14,554	17,979	18,359	20,435	26,784	31,126	46,067	**52,768**
資產總額減流動負債	100,487	158,728	176,793	185,191	189,777	189,588	199,281	209,150	238,210	**259,564**
銀行及其他借款	10,245	10,238	13,806	18,728	19,255	16,357	17,907	18,683	27,609	**23,655**
合作發展夥伴借款	–	–	–	–	–	–	–	–	4,000	**4,000**
遞延税項負債及其他	86	138	194	189	316	354	428	544	920	**1,300**
資產淨值	90,156	148,352	162,793	166,274	170,206	172,877	180,946	189,923	205,681	**230,609**
上列項目代表:										
股本	1,149	1,149	1,158	1,158	1,158	1,158	1,158	1,158	1,158	**1,158**
股本溢價	7,856	7,856	9,331	9,331	9,331	9,331	9,331	9,331	9,331	**9,331**
儲備	75,994	132,616	149,026	151,138	155,284	158,349	165,312	174,673	189,933	**216,714**
股東權益	84,999	141,621	159,515	161,627	165,773	168,838	175,801	185,162	200,422	**227,203**
少數股東權益	5,157	6,731	3,278	4,647	4,433	4,039	5,145	4,761	5,259	**3,406**
權益總額	90,156	148,352	162,793	166,274	170,206	172,877	180,946	189,923	205,681	**230,609**
股東權益 一每股賬面淨值(港元)	37.00	61.64	68.87	69.78	71.57	72.90	75.90	79.94	86.53	**98.09**
每股溢利(港元)	2.25	25.86	8.53	2.50	3.38	2.90	4.62	6.04	7.80	**11.95**
每股股息(港元)	1.16	1.38	1.60	1.60	1.60	1.68	1.80	2.00	2.20	**2.45**

業績概要

股東應佔溢利


港幣百萬元
60,000
50,000
40,000
30,000
20,000
10,000
0
98
99
00
01
02
03
04
05
06
07

每股溢利


港元
28
24
20
16
12
8
4
0
98
99
00
01
02
03
04
05
06
07

每股股息


港元
2.40
2.20
2.00
1.80
1.60
1.40
1.20
1.00
98
99
00
01
02
03
04
05
06
07

股東權益－每股賬面淨值


港元
100
90
80
70
60
50
40
30
98
99
00
01
02
03
04
05
06
07

全年概覽

2007年度全年業績公佈


長江實業(集團)有限公司
CHEUNG KONG (HOLDINGS) LIMITED
和記
二零零七年度全年


商界展關懷


東涌聽濤軒


Cheung Kong Finance Company Limited
HK$6,000,000,000 Revolving Credit Facility
Guaranteed By
Cheung Kong (Holdings) Limited
19 MARCH 2007
港幣60億元5年期循環信用貸款


Cheung Kong
Group
Annual Dinner
2008
2008年長江集團週年晚宴

- 集團於二零零八年三月二十七日公佈二零零七年度全年業績。
- 長江集團旗下五十六名成員獲香港社會服務聯會頒贈「商界展關懷」標誌，連續四年成為最多成員獲得此項殊榮的企業集團。
- 成功籌組港幣六十億元之五年期循環信用貸款，用作一般企業用途。
- 北京東方君悅大酒店獲《胡潤百富》評選為「2007至尚優品中國千萬富豪品牌傾向調查－最青睞的北京酒店」。
- 本集團、和記黃埔有限公司和李嘉誠基金會聯手慷慨捐出一億新加坡元款項予新加坡國立大學李光耀公共政策學院。
- 發售東涌聽濤軒，銷售成績理想。


The Hongkong and Shanghai Banking Corporation Limited
25 5 2007
The Community Chest Rainbow Fund
公益金及時雨基金
One Million Only
HK $ 1,000,000.00
壹百萬元正
公益金－「長江」及時雨基金


crf
Grand Hyatt Beijing
北京东方君悦大酒店
AWARDED BY
CHINA'S TOP EMPLOYERS
'07-'08
BEIJING REGION
crf.com
中國傑出僱主™北京地區2007至2008年度獎


新奇士


北京東方君悅大酒店

- 長江集團繼續支持由公益金成立的緊急援助基金公益金－「長江」及時雨基金。
- 長江集團暨李嘉誠基金會捐款港幣一億元予中國殘疾人聯合會，再度支持「長江新里程計劃」項目。
- 在「讀者文摘信譽品牌2007」選舉中，長江實業(集團)有限公司獲得「地產發展商類別」金獎。
- 北京東方君悅大酒店獲 CRF 評選為「中國傑出僱主™北京地區2007至2008年度獎」。
- 在地鐵公司及香港業餘田徑總會舉辦的「地鐵競步賽2007」中榮獲最高籌款公司獎第二名。

全年概覽(續)



2007年中國最優商務酒店－瀋陽麗都喜來登飯店



2007國際卓越金融大獎－最佳投資策略企業


ASIA BRAND
CEREMONY

亞洲500最具價值品牌獎



天水圍栢慧豪園

- 榮獲「亞洲500最具價值品牌獎」，為排名最高之香港地產發展商。而集團其他成員包括和記黃埔有限公司、海逸酒店及 TOM 集團有限公司亦同時獲獎。
- 北京東方君悦大酒店及瀋陽麗都喜來登飯店獲《福布斯雜誌》評選為「2007年中國最優商務酒店」。
- 推出天水圍栢慧豪園，甫推出即售出全數單位，為二零零七年全港銷量之冠。
- 獲國際金融財務策劃師學會頒發「2007國際卓越金融大獎－最佳投資策略企業」。


香港公益金
公益金公益榜


成都最佳商務酒店－天府麗都喜來登飯店


2007
2007 中國百佳酒店


BUSINESS TRAVELLER AWARDS
商旅
2007
北京最佳商務酒店－北京東方君悦大酒店


為董事舉行的有關企業管治課題之講座

- 長江集團名列「公益金二零零六至二零零七年度公益榜」之「最高籌款機構第二位」，連續第八年蟬聯三大最高籌款機構之一。
- 本集團與富通銀行香港分行合作推出長江「富足」票據。
- 天府麗都喜來登飯店獲《商旅》雜誌中國版評選為「成都最佳商務酒店」。
- 北京東方君悦大酒店獲《商旅》雜誌中國版評選為「北京最佳商務酒店」。
- 瀋陽麗都喜來登飯店獲《商旅》雜誌中國版評選為「瀋陽最佳商務酒店」。
- 成都天府麗都喜來登飯店及北京東方君悦大酒店獲《私家地理》雜誌評選為「2007 中國百佳酒店」。
- 舉行講座並邀請卓越專業人士向董事講解有關董事職責及平衡企業管治成本與效益等相關課題。

主席及董事總經理業務報告


創新發展理念
延展業務增長

長江集團時刻創新發展理念，延續未來業務增長動力。憑藉其遠見及市場洞察力，將持續革新業務、優化資產及強化環球拓展規模，為股東創造更佳回報。

全年盈利

本集團截至二零零七年十二月三十一日止年度經審核股東應佔溢利為港幣二百七十六億七千八百萬元（二零零六年 — 港幣一百八十億七千五百萬元）。每股溢利為港幣十一元九角五分（二零零六年 — 港幣七元八角）。

> 本集團經審核股東應佔溢利為港幣二百七十六億七千八百萬元，增長百分之五十三。

股息

董事會現建議開派二零零七年度末期股息每股港幣一元九角五分給予二零零八年五月二十二日已登記在本公司股東名冊內之股東。上述股息連同年度內已派發之中期股息每股港幣五角，二零零七年全年合共派息每股為港幣二元四角五分（二零零六年全年每股派息港幣二元二角）。上述二零零七年度末期股息，如獲股東週年大會通過，將於二零零八年五月二十七日派發。

業務展望

集團於二零零七年落實多項營運目標，業績理想。集團憑藉優質資產、強健財務實力及跨國業務優勢，於穩固基礎上積極革新並推進業務發展，增長動力持續不斷。

業績亮麗

去年集團表現理想，各項基本業務均有長足進展。香港、內地及海外地產業務，皆如預期穩步發展，溢利持續增進，潛力龐大。於截至二零零七年十二月三十一日止年度，集團攤佔和記黃埔集團業績前之溢利為港幣一百二十三億九千萬元，較去年上升百分之五十四。

內部增長強勁

集團持續強化核心地產業務，加快整體內部增長。年內在土地儲備、項目策劃、設計、發展、銷售等方面均有良好進展。

香港地產業務　於去年，環球信貸環境轉趨不明朗及預期美國經濟可能放緩，本地金融市場的波幅擴大，惟香港整體經濟表現維持良好，在強勁內部需求及消費帶動下，本地生產總值實質增長百分之六點三。食品、能源及商品價格上升推動通脹，惟失業率處於低水平，私人消費開支持續增加，反映本地就業前景向好及住戶入息有所改善。

受惠於利率水平下降、供樓負擔能力提升及經濟穩健增長，相對二零零六年，去年香港地產市場表現強勁，物業交投穩定及住宅樓價向好。二零零八年內減息及通脹趨勢料將持續，預期負利率可刺激置業需求及意欲，有利整體樓市。

集團樓宇銷售遞增，地產業務續創佳績，集團致力革新物業概念、優化樓宇質素及提升服務水平的業務方針取得成效。配合市況及置業需求發展多元化優質物業，是推動業務增長的主要關鍵，集團各項規劃中或興建中之物業均按此目標推展，旗下優質物業組合將進一步壯大及強化。

集團將繼續貫徹其核心發展策略，有效運用其市場優勢及財務資源，靈活及迅速把握有利拓展土儲的每個投資機會，以合理成本積極購進優質土地。現有之充裕優質土地，可供集團未來五至六年間發展之用，為市場提供穩定及多元化的物業供應。

本地及海外金融機構對優質商廈需求殷切，使集團的物業租務尤其受惠。集團將持續拓展優質出租物業的投資規模，鞏固經常性溢利基礎，並加強物業管理效益，持續提升物業租務的現金流與整體資本回報。

內地及海外地產業務 集團於年度內繼續積極拓展於香港以外的高增長物業市場，進展理想。於內地，集團以積極而審慎的投資策略開拓當地市場，穩步推動業務增長的同時，致力提升營運效益，強化整體業務表現。內地各項目均如期開展，進度良好，在擴充土儲方面成果理想，有利把握內地房地產的龐大機遇，為集團提供優質溢利貢獻。

於新加坡及英國，集團在項目發展及物業銷售方面持續進展良好，有助加快集團致力開拓多元化經營地域的發展步伐。集團將積極尋求海外投資機遇，進一步強化集團的優質物業發展商地位。

上市聯屬公司協同發展

集團透過於上市聯屬公司之策略投資及與各公司之協同效益，持續推動業務增長並取得佳績。於二零零七年內，各上市聯屬公司均有良好業務表現。

和記黃埔集團 固有業務及 3 集團於二零零七年錄得穩健增長，業績均有改善。於二零零七年，3 集團取得下半年及全年扣除所有上客成本後正數 EBITDA 之現金流。憑藉強健之財務根基與二零零七年錄得之理想業績，集團對和記黃埔集團之環球業務將繼續有良好表現充滿信心。預期 3 集團在二零零八年將可展開新一頁，冀於下半年邁向持續取得當月正數EBIT，並可於二零零九年達致全年正數EBIT。

主席及董事總經理業務報告*(續)*

長江基建 長江基建集團有限公司(「長江基建」)於二零零七年創新高峰,各業務均錄得強勁表現。長江基建年內落實數個新項目,令已建立的龐大投資組合更具規模。受管制業務的龐大經常性現金流為集團長遠穩定發展的強大後盾,環球投資組合提供的貢獻亦持續增長。預期長江基建將延續現時的內部增長步伐,總體投資項目前景樂觀。

香港電燈 於二零零七年,香港電燈集團有限公司(「香港電燈」)之香港業務及國際業務均取得進展,並於二零零八年一月初就香港電力業務簽訂新的管制計劃協議,將准許利潤回報訂於固定資產平均淨值的特定百分比。為期十年的新管制協議於二零零九年一月一日起生效,政府可選擇將協議續期五年。該協議有助消除香港電力行業近年出現的不明朗因素,在明確機制及穩定長遠規管架構下,股東權益可獲保障。

長江生命科技 長江生命科技集團有限公司(「長江生命科技」)於二零零七年在內部增長、策略性收購及科研進展帶動下,業務穩步發展。新近收購的澳洲主要保健產品及成藥承造商 Lipa Pharmaceuticals Limited 及澳洲植物保護產品之最大獨立承造商 Accensi Pty Ltd,將擴大長江生命科技人類健康及農業有關業務的規模及覆蓋地域,並於來年對長江生命科技作出貢獻。長江生命科技將繼續透過尋求內部增長及對外收購新機遇,發展及壯大現有業務。

集團將貫徹積極擴大投資回報、持續提升股東價值之目標，繼續開拓增值新機遇的拓展策略，為未來建構穩固發展平台，推動業務持續增長。

展望二零零八年，美國次按及地產繼續疲弱所引起之不利關連問題，將影響美國經濟，雖利率趨低，而油價高企，美元相對其他貨幣趨於弱勢。影響所及，其他國家及地區亦將受到不同程度之波及。內地深化宏觀調控措施及持續經濟結構改革，令經濟增長放緩，但長遠而言有利各方面的經濟發展，憑藉其鞏固基調及市場深厚潛力之優勢，料可延續穩固增長。隨著國家持續增長及發展，機遇處處，香港經濟將可維持良好進展。

長江集團業務遍及五十六個國家，時刻創新發展理念，延續未來業務增長動力。憑藉其遠見及市場洞察力，將持續革新業務、優化資產及強化環球拓展規模，為股東創造更佳回報。儘管二零零八年環球經濟存在種種挑戰及壓力，鑑於內地及香港長期經濟前景仍維持樂觀向好，集團憑藉固有業務良好根基及強厚財務實力，深信仍能從容面對，並積極把握國家蓬勃發展之機遇，推展業務增長，長江集團對未來發展前景充滿信心。

處身充滿競爭的全球化年代，具智慧、創意澎湃及勤奮忠誠的員工，是集團最寶貴的資產。謹藉此機會，對董事會同仁、本集團各部門職員及全球忠心員工年內之勤奮工作、忠誠服務及貢獻，深表謝意。

主席
李嘉誠

董事總經理
李澤鉅

香港，二零零八年三月二十七日

管理層討論及分析

業務回顧

主要業務活動

1. 於二零零七年內完成之物業包括：

名稱	地點	上蓋樓面總面積(平方米)	本集團所佔權益
雍雅軒及雍澄軒	葵涌市地段467號之餘段	74,340	100%
栢慧豪園第1期	天水圍市地段24號	98,800	98.47%
城中駅	將軍澳市地段73號 將軍澳73B區	130,338	合作發展
嵐岸	沙田市地段487號	70,030	100%
御翠園第IIA及VI期	上海浦東花木	31,500	50%

2. 年內各項建築工程積極進行，預期二零零八年完成物業有：

名稱	地點	上蓋樓面總面積（平方米）	本集團所佔權益
映灣園洋房項目	東涌市地段5號	10,494	合作發展
The Harbour Grand 酒店項目	北角內地段7106號A段土地及其延伸部分	41,341	合作發展
1881 Heritage	九龍內地段11161號	13,023	100%
首都	將軍澳市地段70號之餘段F地盤將軍澳86區	136,240	合作發展
四季名園	元朗錦田錦田公路丈量約分109約地段2081號之餘段	19,445	100%
CASA 880	鰂魚涌內地段4號B段4個若干分段	9,840	100%
逸翠園商場	北京姚家園	2,377	50%
珊瑚水岸第1A期	重慶南岸	116,399	47.5%
長春項目第1期	長春淨月潭	57,193	50%
彩疊園第1A期	成都温江	138,990	50%
逸翠園第1A期	西安	113,902	50%
南城都匯第1A及1B期	成都	192,106	50%

管理層討論及分析*(續)*

名稱	地點	上蓋樓面總面積(平方米)	本集團所佔權益
御翠豪庭第1至3D期及商場	上海古北	155,992	50%
御翠園第VIA、VII、VIII及VIIIA期	上海浦東花木	35,497	50%
逸翠灣及西城都薈第1及2期	廣州	187,944	50%
觀湖園第1期	深圳觀瀾	57,267	50%
海怡灣畔第4期	珠海	100,570	50%
御峰園第1期及商場	深圳	63,938	50%
馬橋項目第1A期	上海馬橋	1,338	42.5%
四季雅苑第4A期	上海浦東花木	1,500	50%
嘉里不夜城第IIA及IIB期	上海閘北區	149,156	24.75%

3. 購入或合作發展之主要物業及其他重要事項：

香港

(1) 二零零七年二月：本集團一全資附屬公司購入淺水灣道90號鄉郊建屋地段177A段及剩餘部分。該地盤面積約3,300平方米，將發展為住宅物業。

(2) 二零零七年四月：本集團一全資附屬公司完成購入長沙灣荔枝角道873號新九龍海傍地段21號及其延伸部分。該地盤面積約2,656平方米，將發展為商業及住宅物業。

(3) 二零零七年五月：本集團一全資附屬公司就沙田市地段529號沙田大圍九廣鐵路公司（現稱香港鐵路有限公司）大圍維修中心上蓋項目之C地盤向政府支付土地補價。C地盤之可建住宅樓面面積約113,211平方米。整個發展項目之地盤總面積及可建樓面面積分別約為70,600平方米及313,960平方米。

(4) 二零零七年七月：本集團一全資附屬公司購入堅尼地臺2A、2B及4號內地段1381號A段、B段剩餘部分及有關土地。該地盤面積約1,018平方米，將發展為住宅物業。

(5) 二零零七年八月：本集團一全資附屬公司與政府就大埔市地段183號大埔鳳園土地簽訂換地詳情及條件。該地盤面積約126,290平方米，可建住宅樓面面積約87,356平方米。

(6) 二零零七年十二月：本集團一全資附屬公司與香港鐵路有限公司簽署發展協議，以興建位於將軍澳市地段70號之餘段E地盤之發展項目。該土地面積合共約13,587平方米，可建樓面面積約129,544平方米，將興建住宅連幼稚園物業。於二零零八年三月，本集團與南豐發展有限公司（「南豐」）簽署買賣協議，出售集團所持之發展項目百分之十五權益予南豐。

(7) 二零零七年十二月：本集團一全資附屬公司與土地擁有人成立聯營，與政府就位於將軍澳市地段90號將軍澳85區之發展項目達成換地條款。該地盤面積約19,480平方米，可建住宅樓面面積約97,400平方米。

(8) 二零零八年一月：本集團一全資附屬公司與市區重建局就位於九龍城衙前圍村共同發展之地盤，簽署發展協議。

(9) 年度內本集團繼續購入具發展潛力之物業及農地，部分物業及農地現正進行不同階段之規劃設計及作出有關申請。

內地及海外

(10) 二零零七年一月：本集團、和記黃埔集團及一獨立第三方成功競投位於內地上海市普陀區真如副中心(A3－A6)一幅面積約177,262平方米之土地，並將成立由本集團、和記黃埔集團及該獨立第三方各佔49.2%、50.4%及0.4%實益股權之中外合資企業，以持有及發展該土地為商業及住宅物業。

(11) 二零零七年二月：本集團與和記黃埔集團各佔50%權益之合營公司聯同兩家財團夥伴(各佔三分一權益)行使於二零零五年七月聯合投地時獲授予之購買權，購入位於新加坡濱海林蔭大道/中央林蔭大道662地塊之餘段(「濱海灣土地第二期」)，其最大可建樓面面積為194,000平方米。濱海灣土地第二期計劃發展為住宅及商用物業。

(12) 二零零七年三月：本集團與和記黃埔集團各自間接持有45%權益之合營公司成功投得位於內地廣東省江門市新會之土地，面積約1,333,333平方米，以發展為住宅、酒店及商業物業。合營公司其餘10%權益由一獨立方持有。

(13) 二零零七年四月：本集團與和記黃埔集團各自間接持有47.5%權益之合營公司成功投得位於內地重慶市南岸區南坪鎮楊家山片區之土地，面積約1,000,000平方米，以發展為住宅及商業物業。合營公司其餘5%權益由一獨立方持有。

(14) 二零零七年五月：本集團與和記黃埔集團各佔50%權益之合營公司購入擁有內地廣州帽峰山建設用地之公司全部已發行股本。該土地可建面積約680,000平方米，將用作發展旅遊及商業物業。

(15) 二零零七年七月：本集團一全資附屬公司與HSBC Institutional Trust Services (Singapore) Limited(「信託人」)(以Suntec Real Estate Investment Trust信託人身份)簽署有條件購股協議，出售本集團持有位於新加坡商業中心區之商業發展項目One Raffles Quay(「ORQ」)三分之一權益予信託人，總代價約為九億四千一百五十萬新加坡元減信託人提供予ORQ發展商及衡平法擁有人之貸款面值額，惟可予以調整。

(16) 二零零七年十一月：本集團之聯營公司ARA資產管理有限公司(「ARA」)(一間亞洲房地產基金管理公司)於新加坡證券交易所上市。於上市前，本集團持有ARA 30%股權。上市後，本集團於ARA之持股量約15%。透過ARA上市，本集團獲取收益約港幣三億七千二百萬元。於二零零七年十二月三十一日，ARA之總市值約為港幣三十一億元。

(17) 二零零七年十一月：本集團與和記黃埔集團各自間接持有50%權益之合營公司成功投得兩幅位於內地深圳市寶安區觀瀾街道橫坑水庫南側及觀天路北側之土地，總面積約85,185平方米，可建樓宇總面積約148,890平方米，以發展為住宅物業。

(18) 二零零七年十二月：本集團與和記黃埔集團各自間接持有50%權益之合營公司成功投得位於內地武漢市蔡甸區馬鞍山以南之土地，可建面積約770,604平方米，並已於內地成立一家外商獨資企業，以持有該土地之使用權及發展該土地。

(19) 二零零八年一月：本集團與和記黃埔集團各佔50%權益之合營公司成功投得位於內地上海市嘉定區瑞林路以東及環北路以南之土地，面積約211,621平方米，可建樓宇面積約328,229平方米，以發展為住宅及商業物業。

(20) 二零零八年二月：本集團與和記黃埔集團各佔50%權益之合營公司成功投得位於內地常州市紅梅公園東側及武青路北側之土地，面積約80,600平方米，可建樓宇面積約220,460平方米，以發展為住宅物業。

(21) 年度內本集團在內地及海外的出售或出租地產項目均如期發展。

物業銷售

本年度物業銷售之營業額(包括攤佔共同發展公司之物業銷售額)為港幣一百三十四億零六百萬元(二零零六年-港幣一百三十七億九千六百萬元),比去年減少港幣三億九千萬元。物業銷售之營業額主要包括三個於往年經已完成之物業項目,本港渣甸山名門和映灣園聽濤軒及新加坡旭日灣之住宅單位銷售,及於年度內完成之物業項目,包括本港栢慧豪園第一期、雍雅軒、城中駅和嵐岸,以及內地之御翠園第VI期之住宅單位銷售。截至年終結算日,該等於年度內完成之物業項目,約百分之五十七住宅單位經已售出及確認。

物業銷售收益(包括攤佔共同發展公司之損益)為港幣五十六億三千萬元(二零零六年-港幣五十五億八千三百萬元),比去年增加港幣四千七百萬元。年度內物業銷售之邊際利潤保持平穩,而本港及內地之經濟在穩健的基調下增長,住宅物業市場表現持續活躍,各類物業價格普遍上升。

二零零八年之物業銷售收益將主要來自預期完成及位於本港之CASA 880和首都、上海之御翠豪庭、廣州之逸翠灣和若干其他物業項目之住宅單位銷售,及於年度內完成之物業項目所餘下之住宅單位銷售。

截至二零零八年三月中,大部分栢慧豪園第一期、雍雅軒、城中駅和嵐岸所餘下已完成之住宅單位及CASA 880和首都將完成之住宅單位經已售出或預售。

物業租務

本年度集團物業租務之營業額為港幣七億九千二百萬元(二零零六年-港幣六億二千四百萬元),比去年增加港幣一億六千八百萬元,主要由於本集團於去年購入位於本港之都會駅商場部分,及年度內本港租金普遍上升。本集團現有投資物業主要包括位於本港之購物商場及商用寫字樓物業,分別佔本年度集團物業租務之營業額約百分之三十及百分之四十四。

物業租務之收益(包括攤佔共同發展公司之損益)為港幣十二億三千一百萬元(二零零六年-港幣九億三千六百萬元),比去年增加港幣二億九千五百萬元。年度內,本港及內地之租金在商用寫字樓及零售物業的持續需求下保持升勢,而本集團於本港之投資物業及共同發展公司於內地所持有之投資物業均錄得理想之租金收入增長。

於資產負債表結算日,本集團根據專業估值計入投資物業之公平值增加港幣十八億一千五百萬元(二零零六年-港幣十九億三千六百萬元),及攤佔共同發展公司投資物業之公平值增加港幣五億九千八百萬元(二零零六年-港幣五億六千四百萬元)。

「酒店及套房服務組合」

本年度集團「酒店及套房服務組合」之營業額為港幣十億六千三百萬元(二零零六年－港幣七億二千九百萬元),比去年增加港幣三億三千四百萬元。營業額上升主要因為海韻軒－海景酒店及海灣軒－海景酒店相繼於去年年底及今年六月正式開幕。

「酒店及套房服務組合」之收益(包括攤佔共同發展公司之損益)為港幣五億四千五百萬元(二零零六年－港幣三億六千七百萬元),比去年增加港幣一億七千八百萬元。年度內,本港及內地的經濟基調良好,而本集團之「酒店及套房服務組合」,包括剛在本港開業之海韻軒－海景酒店及海灣軒－海景酒店,均達到令人滿意的入住率及理想的房間及套房租金。共同發展公司之收益較去年進一步增加,有賴本港都會海逸酒店、九龍酒店及內地北京東方君悦酒店皆錄得理想的經營業績。

本集團佔有百分之百權益之雍澄軒(酒店)於下半年經已落成及快將開業。此外,本集團佔有共同發展權益之The Harbour Grand酒店項目預期於下年度完工。該兩間酒店均位於本港,將會在來年作出盈利貢獻。

物業及項目管理

本年度物業及項目管理之營業額為港幣一億八千一百萬元(二零零六年－港幣一億九千七百萬元),其中物業管理收入為港幣一億五千萬元(二零零六年－港幣一億四千四百萬元),比去年增加港幣六百萬元,而與項目有關服務之收入為港幣三千一百萬元(二零零六年－港幣五千三百萬元),比去年減少港幣二千二百萬元。

物業管理之收益為港幣九千三百萬元(二零零六年－港幣八千三百萬元),比去年增加港幣一千萬元,而與項目有關之服務為集團盈利提供輕微收益。

本集團致力為集團所管理之物業提供優質服務。於年終結算日,本集團管理之物業總面積約八千二百萬平方呎,預期總面積會隨著本集團之物業發展項目於未來相繼落成而平穩增長。

主要聯營公司

本集團上市聯營公司和記黃埔集團截至二零零七年十二月三十一日止全年之股東應佔溢利為港幣三百零六億元(二零零六年－港幣二百億零三千萬元)。

本集團另一上市聯營公司長江生命科技集團截至二零零七年十二月三十一日止全年之股東應佔溢利為港幣一億一千七百萬一千元(二零零六年－港幣一億二百零二萬二千元)。

財務概覽

資金流動性及融資

本集團監控流動資金需求以中短期為基礎，在適當時為本集團借款安排再融資。年度內，本集團根據零售票據發行計劃於本港發行為期一年之票據總額達港幣三億元及贖回到期之票據總額達港幣二十二億元。

於資產負債表結算日，本集團已發行而尚未到期之債券及票據總額為港幣八十七億元。連同銀行借款港幣二百三十八億元及合作發展夥伴借款港幣四十億元，本集團於資產負債表結算日之總借款為港幣三百六十五億元，較去年年底減少港幣二十億元。還款期攤分九年： 於一年內到期借款為港幣八十九億元，於二至五年內到期借款為港幣二百七十億元，及於五年後到期借款為港幣六億元。

本集團之資本與負債比率於資產負債表結算日約為百分之十三點六，按本集團淨借款(已扣除銀行存款及定期存款港幣五十六億元)佔股東權益比例計算。

本集團擁有現金及可買賣證券，加上未動用銀行貸款額，其資金流動性持續穩健，有足夠財務資源以應付承約及營運需求。

理財政策

本集團對管理外匯風險保持審慎態度。於資產負債表結算日，本集團之借款約百分之八十五點六為港幣；其餘為美元(或已安排貨幣掉期轉為美元)、新加坡元及人民幣，主要為香港以外項目融資。本集團之收入以港幣為主，現金及可買賣證券主要以港幣或美元持有，本集團亦確保其面對之匯率波動風險降至最低。

本集團借款主要以浮息為基礎。本集團已發行之定息或股票掛鈎債券及票據備有相關掉期合約安排，將其利率及有關條款轉成以浮息為基礎。

在適當時候及於利率或匯率不明朗或變化大時，本集團會利用對沖工具(如掉期合約及遠期合約)以抵銷利率及匯率波動之風險。

資產按揭

於資產負債表結算日，本集團若干附屬公司以總賬面值港幣十三億一千八百萬元(二零零六年－港幣十一億三千八百萬元)之資產為銀行貸款額作抵押。

或有負債

於資產負債表結算日，本集團之或有負債如下：

(1) 攤佔共同發展公司為一合作經營企業在未來四十二年向合作方應付保證利潤作出擔保之或有負債總額達港幣四十五億元；

(2) 為若干合作發展項目向其他合作夥伴就可收取之最低收入/利潤作出擔保總額達港幣十四億二千二百萬元(二零零六年－港幣十四億二千二百萬元)；及

(3) 為共同發展公司已動用之銀行借款作出擔保總額達港幣三十四億零四百萬元(二零零六年－港幣三十七億零一百萬元)。

僱員

於資產負債表結算日，本集團之主要業務僱用約八千一百名員工，年度內有關僱員開支(不包括董事酬金)約為港幣十二億七千九百萬元。本集團確保僱員薪酬維持競爭性，僱員之薪酬及花紅，以僱員個別之表現、集團盈利狀況、同業水平及市場環境而釐定。本集團並無僱員認購股權計劃。

董事個人資料



李嘉誠 李澤鉅 甘慶林 葉德銓

李嘉誠，大紫荊勳章、英帝國KBE爵級司令勳銜、巴拿馬國Grand Officer of the Order Vasco Nunez de Balboa勳銜、比利時國Commandeur de l'Ordre de Leopold勳銜、法國榮譽軍團司令勳銜、太平紳士，79歲，本集團創辦人，自1971年出任本公司主席，1971年至1998年間擔任公司董事總經理。李嘉誠先生為本公司薪酬委員會主席，自1981年起任和記黃埔有限公司主席，在港從事商業發展超過50年。

李嘉誠先生曾獲國家委任為香港特別行政區基本法起草委員會委員、港事顧問及香港特別行政區籌備委員會委員，並為國內外多個城市之榮譽市民。李嘉誠先生亦積極參與社會服務及出任多個社團名譽會長，現為英國國際商業顧問委員會委員。

李嘉誠先生獲北京大學、香港大學、香港科技大學、香港中文大學、香港城市大學、香港公開大學、加拿大卡加里大學及英國劍橋大學頒授名譽博士學位。

李嘉誠先生為本公司董事總經理兼副主席李澤鉅先生之父親及本公司副董事總經理甘慶林先生之襟兄。

李澤鉅，43歲，1985年加入本集團，1993年至1998年間擔任副董事總經理，並分別自1994年及1999年出任本公司副主席及董事總經理。李澤鉅先生同時任長江基建集團有限公司及長江生命科技集團有限公司之主席、和記黃埔有限公司副主席、香港電燈集團有限公司執行董事、赫斯基能源公司之聯席主席及香港上海滙豐銀行有限公司董事。李澤鉅先生為中國人民政治協商會議第十一屆全國委員會常務委員，同時任香港特別行政區策略發展委員會委員。李澤鉅先生持有土木工程學士學位及結構工程碩士學位。李澤鉅先生為本公司主席及根據證券及期貨條例第XV部屬本公司主要股東李嘉誠先生的兒子及本公司副董事總經理甘慶林先生之姨甥。

甘慶林，61歲，1993年出任公司副董事總經理。甘先生同時任長江基建集團有限公司集團董事總經理、長江生命科技集團有限公司總裁及行政總監、和記黃埔有限公司及香港電燈集團有限公司之執行董事，以及Spark Infrastructure Group之非執行董事。甘先生為中國人民政治協商會議北京市委員。甘先生持有工程學士學位及工商管理碩士學位。甘先生為本公司主席及根據證券及期貨條例第XV部屬本公司主要股東李嘉誠先生之襟弟及本公司董事總經理兼副主席李澤鉅先生之姨丈。


鍾慎強
鮑綺雲
吳佳慶
趙國雄

葉德銓，55歲，1993年出任本公司執行董事，2005年出任副董事總經理。葉先生同時任長江基建集團有限公司執行董事及副主席、長江生命科技集團有限公司高級副總裁及投資總監、TOM集團有限公司及ARA Asset Management Limited之非執行董事，以及ARA Asset Management (Singapore) Limited及ARA Trust Management (Suntec) Limited之董事。葉先生持有經濟學士學位及工商管理碩士學位。

鍾慎強，57歲，1993年出任本公司執行董事。鍾先生為香港註冊建築師，現為中國人民政治協商第十一屆會議廣州市委員。

鮑綺雲，52歲，1982年加入本集團，1993年出任本公司執行董事。鮑小姐為The Li Ka-Shing Unity Trust之信託人Li Ka-Shing Unity Trustee Company Limited、The Li Ka-Shing Unity Discretionary Trust之信託人Li Ka-Shing Unity Trustee Corporation Limited及另一全權信託之信託人Li Ka-Shing Unity Trustcorp Limited之董事，該等公司根據證券及期貨條例第XV部均屬本公司之主要股東。

吳佳慶，51歲，1987年加入本集團，1996年出任本公司執行董事。吳小姐持有美國賓夕凡尼亞大學文學學士學位及美國哈佛大學城市規劃碩士學位。

趙國雄，57歲，1997年加入本集團，2000年出任本公司執行董事。趙先生亦為ARA Asset Management Limited（於新加坡證券交易所上市之亞洲房地產基金管理公司）、置富產業信託管理人ARA Asset Management (Singapore) Limited、Suntec REIT 管理人 ARA Trust Management (Suntec) Limited及泓富產業信託管理人泓富資產管理有限公司之主席。置富產業信託及Suntec REIT於新加坡證券交易所上市，而泓富產業信託於香港聯合交易所有限公司上市。趙先生並擔任Al Islami Far Eastern Real Estate Fund Limited及ARA Asia Dragon Fund管理人ARA Asia Dragon Limited之董事。趙先生於香港及其他國家累積逾28年的國際地產業務經驗。趙先生為中國人民政治協商會議上海市委員及香港地產行政學會資深會員，持有社會學學士及經濟學學士學位。

董事個人資料(續)


梁肇漢
霍建寧
陸法蘭
周近智
麥理思
郭敦禮
葉元章

梁肇漢，76歲，本公司非執行董事，自1984年出任本公司董事。梁先生於2004年9月調職為本公司非執行董事前為本公司獨立非執行董事。梁先生持有英國南安普敦大學學士(法律)學位，並於2001年7月獲英國南安普敦大學頒授名譽法律博士學位。梁先生是香港特別行政區高等法院律師及中國委托公証人，現為梁肇漢律師樓顧問。梁先生為本公司非執行董事周近智先生之表兄。

霍建寧，56歲，本公司非執行董事，自1985年出任本公司董事。霍先生現任香港電燈集團有限公司主席、和記黃埔有限公司集團董事總經理及長江基建集團有限公司副主席，並擔任和記港陸有限公司、和記電訊國際有限公司、Hutchison Telecommunications (Australia) Limited及Partner Communications Company Ltd.之主席，以及赫斯基能源公司之聯席主席。霍先生持有文學學士學位及財務管理文憑，並為澳洲特許會計師協會會員。

陸法蘭，56歲，本公司非執行董事，1991年出任本公司董事。陸先生同時任TOM集團有限公司之主席、和記黃埔有限公司集團財務董事，以及長江基建集團有限公司及香港電燈集團有限公司之執行董事，並擔任和記電訊國際有限公司之非執行董事及Hutchison Telecommunications (Australia) Limited、赫斯基能源公司及Partner Communications Company Ltd.之董事。同時，陸先生為The Li Ka-Shing Unity Trust之信託人Li Ka-Shing Unity Trustee Company Limited、The Li Ka-Shing Unity Discretionary Trust之信託人Li Ka-Shing Unity Trustee Corporation Limited及另一全權信託之信託人Li Ka-Shing Unity Trustcorp Limited之董事，該等公司根據證券及期貨條例第XV部均屬本公司之主要股東。陸先生持有文學碩士學位及民事法學士學位，並為加拿大魁北克省及安大略省大律師公會及律師公會會員。

周近智，70歲，本公司非執行董事，自1993年出任本公司董事。周先生於2004年9月調職為本公司非執行董事前為本公司獨立非執行董事。周先生為香港特別行政區高等法院律師及蔡克剛律師事務所顧問。周先生為本公司非執行董事梁肇漢先生之表弟，並為The Li Ka-Shing Unity Trust之信託人Li Ka-Shing Unity Trustee Company Limited、The Li Ka-Shing Unity Discretionary Trust之信託人Li Ka-Shing Unity Trustee Corporation Limited及另一全權信託之信託人Li Ka-Shing Unity Trustcorp Limited之董事，該等公司根據證券及期貨條例第XV部均屬本公司之主要股東。周先生持有倫敦大學法律碩士學位。

麥理思，OBE，72歲，分別自1980年及1985年起擔任本公司執行董事及副主席，直至2005年10月退任有關職務，並自2005年11月起出任本公司非執行董事。麥理思先生同時擔任和記黃埔有限公司、長江基建集團有限公司及香港電燈集團有限公司之非執行董事。麥理思先生持有經濟碩士學位。

郭敦禮，81歲，本公司獨立非執行董事、審核委員會委員及薪酬委員會委員，自1989年出任本公司董事。郭先生持有中國上海聖約翰大學的理學士建築學位及英國倫敦建築學系的建築高級文憑，現任Amara International Investment Corporation、中國信託商業銀行(加拿大)、赫斯基能源公司及Stanley Kwok Consultants Inc.之董事。


馬世民
周年茂
洪小蓮
王葛鳴
張英潮
關超然

葉元章，84歲，本公司獨立非執行董事，自1993年出任本公司董事。葉先生持有理學碩士機械工程學位，為太平地氈國際有限公司榮譽總裁。

馬世民，CBE，68歲，本公司獨立非執行董事，自1993年出任公司董事。馬先生現任投資管理公司General Enterprise Management Services (International) Limited之主席，同時出任多間上市公司之董事，包括東方海外(國際)有限公司。

周年茂，58歲，自1983年出任本公司董事，周先生自1997年4月至2004年10月擔任本公司非執行董事，並自2004年10月起出任本公司獨立非執行董事。周先生現為華業(控股)有限公司主席及董事總經理。

洪小蓮，60歲，1972年3月加入本集團，1985年至2000年8月出任本公司執行董事，2000年9月至2004年10月擔任本公司非執行董事，並自2004年10月起出任本公司獨立非執行董事。於2007年1月1日，洪女士獲委任為本公司審核委員會委員。洪女士現為中華人民共和國中國人民政治協商會議天津市第十二屆委員；亦為李嘉誠基金會有限公司董事、香港特區政府地產代理監管局委員、香港房屋協會監事會委員、香港理工大學顧問委員會委員、香港理工大學企業發展院督導委員及香港童軍總會秘書。洪女士於1999年至2004年間曾任嶺南大學校董。

王葛鳴，DBE，太平紳士，55歲，2001年出任本公司獨立非執行董事，現為本公司薪酬委員會委員。王博士持有美國加州大學(Davis)社會學博士學位，並獲香港中文大學、香港理工大學、香港大學、香港教育學院及加拿大多倫多大學頒授名譽博士學位。王博士現任中國人民政治協商會議全國委員會委員、司法人員推薦委員會成員及策略發展委員會委員。王博士曾任香港特別行政區教育統籌委員會主席，於2007年4月退任有關職務。王博士現為香港青年協會總幹事及香港上海滙豐銀行有限公司董事。

張英潮，60歲，2004年9月出任本公司獨立非執行董事及審核委員會委員。於2007年1月1日，張先生獲委任為本公司審核委員會主席。張先生持有數學學士學位及操作研究管理科碩士學位。張先生亦出任其他香港上市公司包括長江基建集團有限公司、志鴻科技國際控股有限公司、新世界百貨中國有限公司、盛高置地(控股)有限公司及TOM集團有限公司，以及愛爾蘭上市公司FFP Golden Asia Fund Inc.(前名為Jade Asia Pacific Fund Inc.)之獨立非執行董事。

關超然，太平紳士，71歲，自2004年9月出任本公司獨立非執行董事及審核委員會主席，直至2007年1月辭任有關職務，並於2007年3月再度出任本公司獨立非執行董事。關先生為退休執業會計師。關先生獲劍橋大學頒授文學碩士學位，並為英格蘭及威爾斯特許會計師公會及香港會計師公會資深會員。關先生為香港執業會計師德勤•關黃陳方會計師行及海洋公園公司前任主席，亦曾出任其他上市公司長江生命科技集團有限公司、白花油國際有限公司、新濠國際發展有限公司及信德集團有限公司之獨立非執行董事。

高級管理人員資料

會計部

文嘉強，50歲，企業策略部總監及首席經理，1987年12月加入本集團，並為長江基建集團有限公司副主席及執行董事葉德銓先生之替任董事。於會計、稅務、財務及審計方面累積超過27年經驗。持有經濟學學士學位，並為澳洲特許會計師協會會員。

李樹仁，44歲，高級經理，1987年10月加入本集團，於會計方面累積超過25年經驗。持有管理學深造文憑，並為特許公認會計師公會資深會員、香港會計師公會會計師及中國註冊會計師協會非執業會員。

吳月芳，59歲，經理，1993年9月加入本集團，於會計及財政方面累積超過35年經驗。持有會計學工商管理學士學位。

建築成本及合約部

關志堅，52歲，首席經理，1990年5月加入本集團，於施工管理及工料測量方面累積超過30年經驗。持有建築工藝及管理學高級文憑，並為註冊專業工程師、英國皇家特許測量師學會專業會員、香港測量師學會專業會員、英國特許建造學會會員、香港工程師學會會員、香港營造師學會會員及特許管理學會會員。

張家誠，49歲，合約經理，1996年11月加入本集團，於工料測量方面累積超過25年經驗。持有建築管理理學碩士學位，並為加拿大工料測量師學會專業工料測量師。

何健忠，52歲，合約經理，2000年3月加入本集團，於工料測量方面累積超過29年經驗。持有建築工藝及管理學高級文憑，並為英國皇家特許測量師學會專業會員及香港測量師學會專業會員。

黃德安，44歲，合約經理，1997年5月加入本集團，於工料測量方面累積超過20年經驗。持有建築學應用科學學士學位，並為英國皇家特許測量師學會會員及香港測量師學會專業會員。

邱湛平，48歲，合約經理，1987年6月加入本集團，於工料測量方面累積超過26年經驗。持有工料測量學高級文憑，並為英國皇家特許測量師學會專業會員。

主席辦公室

區小燕，45歲，經理，1990年2月加入本集團，於辦公室行政及公益項目管理方面累積超過23年經驗。持有文學士(榮譽)學位及工商管理碩士學位，並為英國特許秘書及行政人員公會會員。

余淑珍，47歲，經理兼主席秘書，1993年3月加入本集團，於秘書及辦公室管理方面累積超過28年經驗。持有社會科學學士學位。

中國部

北京

陳悅明，48歲，總經理(北京東方廣場有限公司、北京寶苑房地產開發有限公司及北京長樂房地產開發有限公司)，1992年10月加入本集團，於地產發展方面累積超過23年經驗。持有建築學理學士學位、建築學士學位及高級管理人員工商管理碩士學位，並為註冊建築師、香港特別行政區認可人士(建築師名單)及香港建築師學會會員，現為中國人民政治協商會議(北京市東城區)委員。

梁守勇，45歲，項目經理(長樂項目)，1997年5月加入本集團，於項目管理方面累積超過19年經驗。持有建築學理學士學位及建築學士學位，並為註冊建築師，亦為香港特別行政區認可人士(建築師名單)及香港建築師學會會員。

吳慧玲，39歲，財務經理(長樂項目)，2005年10月加入本集團，於會計及審計方面累積超過15年經驗。持有財務管理學理學碩士學位，並為特許公認會計師公會資深會員。

北京辦事處

王琦，44歲，經理(業務發展)，1991年9月加入長江集團，於業務發展方面累積超過22年經驗，為公司北京辦事處之首席代表。持有管理科學碩士學位。

廣州

鄧錫偉，48歲，項目經理(廣州項目)，1986年11月加入本集團，於項目管理方面累積超過22年經驗。持有環境工程管理碩士學位及行政人員工商管理碩士學位，並為特許建造師、香港工程師學會會員及香港營造師學會會員。

林家強，50歲，項目經理(廣州項目)，1994年6月加入本集團，於項目管理方面累積超過30年經驗。持有營造工藝高級證書。

上海

林煜，39歲，項目經理(上海項目)，1998年6月加入本集團，於項目管理方面累積超過14年經驗。持有建築學文學士(榮譽)學位、建築學碩士學位、工商管理碩士學位及策劃管理學深造文憑，並為註冊建築師、香港建築師學會會員及具備中華人民共和國一級註冊建築師資格。

馬清芝，49歲，項目經理(上海項目)，2007年8月加入本集團，於項目管理方面累積超過21年經驗。持有建築及結構設計學理學士(榮譽)學位及建築文憑，並為註冊建築師、香港特別行政區認可人士(建築師名單)、皇家英國建築師學會會員及香港建築師學會會員。

歐浩佳，52歲，財務經理(上海項目)，1994年9月加入本集團，於會計方面累積超過20年經驗。為英格蘭及威爾斯特許會計師協會會員、特許公認會計師公會資深會員及香港會計師公會資深會計師。

張永昌，58歲，機電工程經理(上海項目)，2006年12月加入本集團，於機電工程方面累積超過33年經驗。持有工程管理學理學碩士學位，並為英國屋宇設備工程師學會會員及香港工程師學會會員。

中國酒店

朱汝輝，55歲，業務發展經理(中國酒店)，1994年7月加入本集團，於財務、會計、審計、酒店管理及業務發展方面累積超過29年經驗。持有經濟學文學士學位及工商管理商學士學位，並為公認管理會計師。

許統強，45歲，業務發展經理(中國酒店)，1994年1月加入本集團，於會計、酒店及物業管理方面累積超過24年經驗。持有工商管理碩士學位。

李智健，45歲，業務發展經理(中國酒店)，1998年8月加入本集團，於會計、酒店管理及物業發展方面累積超過23年經驗。持有社會科學學士(榮譽)學位，並為中國註冊會計師協會會員、特許公認會計師公會資深會員、香港會計師公會會計師及英格蘭及威爾斯特許會計師協會會員，現為中國人民政治協商會議(瀋陽市)委員。

張秀英，46歲，財務經理(中國酒店)，2000年8月加入本集團，於會計方面累積超過25年經驗。持有公司秘書及行政學高級證書，並為英國特許秘書及行政人員公會會員及香港特許秘書公會會員。

伍學良，52歲，項目經理(中國酒店)，1998年6月加入本集團，於酒店建築、機電及物業管理方面累積超過33年經驗。

公司秘書處

楊逸芝，47歲，企業策略部總監及公司秘書，1994年8月加入本集團，於企業及商業法律、上市及監管條例與公司秘書事務上累積超過23年經驗。楊小姐亦為長江基建集團有限公司董事總經理甘慶林先生之替任董事、長江生命科技集團有限公司之公司秘書及ARA Asset Management (Singapore) Limited之董事。楊小姐為證券及期貨事務監察委員會雙重存檔事宜顧問小組委員、稅務上訴委員會委員，以及重寫《公司條例》諮詢小組成員，並於2005年至2007年間擔任香港特別行政區(「香港特區」)政府中央政策組之非全職顧問。楊小姐為香港特區高等法院律師及英格蘭和威爾斯最高法院律師，並為香港特許秘書公會資深會士及英國特許秘書及行政人員公會資深會員，持有財務學理學碩士學位、工商管理碩士學位及法律學士學位。

羅啟宗，40歲，助理首席經理，2000年10月加入本集團，並為長江基建集團有限公司之公司秘書。於法律事務方面累積超過14年經驗。持有法律學士學位，並為香港特別行政區高等法院律師、英格蘭和威爾斯最高法院律師及香港律師會會員。

謝幗儀，33歲，高級經理，2002年9月加入本集團，於法律事務方面累積超過10年經驗。持有法律學士學位，並為香港特別行政區高等法院律師、英格蘭和威爾斯最高法院律師、香港律師會會員及英格蘭和威爾斯律師公會會員。

陳灝才，43歲，經理，1997年3月加入本集團，於公司秘書方面累積超過17年經驗。持有商業碩士學位，並為英國特許秘書及行政人員公會會員及香港特許秘書公會會員。

高級管理人員資料*(續)*

陳小燕，37歲，經理，2007年4月加入本集團，於會計、財務、審計及公司秘書方面累積超過14年經驗。持有中國商業法律深造文憑及會計學文憑，並為特許公認會計師公會資深會員及香港會計師公會會計師。

鄭淑芷，36歲，經理，2004年9月加入本集團，於公司秘書方面累積超過12年經驗。持有工商管理學士(榮譽)學位，並為英國特許秘書及行政人員公會會員及香港特許秘書公會會員。

建築水準審核部

徐英傑，48歲，經理，1976年3月加入本集團，於機電工程及樓宇品質管理方面累積超過27年經驗，持有設施管理理學碩士學位，並為國際物業設施管理協會之認可物業設施經理及會員。

企業事務部

唐慧慈，47歲，企業事務總監，1999年3月加入本集團，亦為長江基建集團有限公司及長江生命科技集團有限公司之企業事務總監，於公共關係、市場傳訊及企業事務方面累積超過23年經驗。持有工商管理學士學位。

張婉媚，39歲，副首席經理，1999年3月加入本集團，於公共關係及企業傳訊方面累積超過17年經驗。持有哲學文學士(榮譽)學位。

徐秀婉，44歲，副首席經理，2005年8月加入本集團，於廣告及市場傳訊方面累積超過18年經驗。持有新聞學文憑。

張韻琳，34歲，企業事務經理，2003年5月加入本集團，於公共關係及企業傳訊方面累積超過11年經驗。持有新聞與傳播社會科學學士(榮譽)學位。

黎敏儀，40歲，市場傳訊經理，1995年4月加入本集團，於廣告及市場傳訊方面累積超過16年經驗。持有工商管理學士(榮譽)學位。

企業業務發展

馬勵志，40歲，企業策略部總監及首席經理，1996年2月加入本集團，並為尚乘財富策劃有限公司、匯網集團有限公司、長江信息有限公司、北京網聯無限技術發展有限公司、經絡集團(香港)有限公司及Silk Telecom Pty Limited之董事，並任和記電訊國際有限公司執行董事黃景輝先生之替任董事及ARA Asset Management (Prosperity) Limited及民安(控股)有限公司之非執行董事。於銀行業務、投資及投資組合管理、房地產發展及市場推廣及科技相關項目及服務管理方面累積超過18年經驗。持有財務學商學士學位及環球企業管理學文學碩士學位。現為香港明愛財務委員會及接待服務委員會委員，亦為加拿大英屬哥倫比亞大學Chancellor's Circle成員及其文學院顧問委員會委員。

李光宏，37歲，副首席經理，2000年8月加入長江集團，並為電聯網絡香港有限公司、Videofone Company Limited、Videofone International Limited及北京網聯無限技術發展有限公司之董事。於銀行業務、投資及科技相關項目管理方面累積超過15年經驗。持有理學士(榮譽)學位及工商管理碩士學位，並為特許財經分析師、CFA Institute會員及香港財經分析師學會會員。

陳卓文，36歲，高級經理，2000年7月加入長江集團，於財務、投資及業務發展方面累積超過13年經驗。持有會計學學士(榮譽)學位及會計及財務學理學碩士學位，並為特許公認會計師公會資深會員及香港會計師公會會計師。

劉俊瑜，28歲，經理，2000年8月加入長江集團，於業務發展方面累積超過7年經驗。持有理學士學位、商業學士學位及國際關係學碩士學位。

推廣創作部

梁婉君，39歲，高級經理，1995年7月加入本集團，於設計、宣傳、市場調查及物業銷售方面累積超過14年經驗。持有市場及財務學商學士學位。

陳羲，40歲，設計經理，2006年11月加入本集團，於設計、廣告及宣傳方面累積超過14年經驗。持有平面設計學文學士學位。

發展部

沈惠儀，56歲，首席經理(建築工程管理)，1989年9月加入本集團，於項目管理方面累積超過26年經驗。持有社會學文學士學位及建築學士學位，並為註冊建築師、香港特別行政區認可人士(建築師名單)及香港建築師學會會員。

陳浩基，35歲，策劃經理，2003年6月加入本集團，於項目管理方面累積超過9年經驗。持有建築學文學士(榮譽)學位及建築學碩士學位，並為註冊建築師、香港特別行政區認可人士(建築師名單)及香港建築師學會會員。

陳漢成，46歲，策劃經理，1995年12月加入本集團，於建築及項目管理方面累積超過21年經驗。持有建築學文學士(榮譽)學位及建築學士學位，並為註冊建築師、香港特別行政區認可人士(建築師名單)及香港建築師學會會員。

陳國強，40歲，策劃經理，1997年5月加入本集團，於項目管理方面累積超過14年經驗。持有建築學文學士(榮譽)學位、建築學碩士學位及數碼科技管理學工商管理碩士學位，並為註冊建築師、香港特別行政區認可人士(建築師名單)、香港建築師學會會員及特許仲裁司學會會員。

朱德光，47歲，策劃經理，1998年6月加入本集團，於建築及項目管理方面累積超過23年經驗。持有建築學士學位，並為註冊建築師、香港特別行政區認可人士(建築師名單)、澳洲皇家建築師協會會員及香港建築師學會會員。

梁振鋒，49歲，策劃經理，1995年5月加入本集團，於項目管理方面累積超過24年經驗。持有土木工程學士(榮譽)學位及建築管理文憑。

梁仲平，40歲，策劃經理，2003年11月加入本集團，於項目管理方面累積超過12年經驗。持有建築學理學士(榮譽)學位及建築學碩士學位，並為註冊建築師、香港特別行政區認可人士(建築師名單)及香港建築師學會會員。

盧建業，44歲，策劃經理，1999年1月加入本集團，於項目管理方面累積超過18年經驗。持有建築學文學士(榮譽)學位及建築學士學位，並為註冊建築師、香港特別行政區認可人士(建築師名單)、皇家英國建築師學會會員、香港建築師學會會員及特許仲裁司學會副會員。

潘泳昭，44歲，策劃經理(結構)，1999年9月加入本集團，於項目管理/結構工程方面累積超過20年經驗。持有土木工程理學士(榮譽)學位，並為特許工程師、註冊專業工程師、註冊結構工程師、香港工程師學會會員及結構工程師學會會員。

姚志偉，36歲，策劃經理，2001年6月加入本集團，於項目管理方面累積超過11年經驗。持有建築學文學士(榮譽)學位、建築學碩士學位及建築策劃管理學研究文憑，並為註冊建築師、香港特別行政區認可人士(建築師名單)、香港建築師學會會員及香港營造師學會會員。

麥國強，46歲，高級營造經理，1994年1月加入本集團，於建築工程管理方面累積超過25年經驗。持有建築管理深造文憑。

黃賢理，51歲，高級營造經理，1989年11月加入本集團，於建築工程管理方面累積超過22年經驗。持有建築工藝及管理學高級文憑。

機電工程部

羅建興，46歲，高級經理，2003年4月加入本集團，於機電工程方面累積超過21年經驗。持有建築策劃管理學理學碩士學位，並為特許工程師、註冊專業工程師、英國屋宇設備工程師學會資深會員、英國工程技術學會資深會員及香港工程師學會資深會員。

財務部

甄達安，49歲，財務總監，1988年加入長江集團，並為長江基建集團有限公司之執行董事及營運總監及香港電燈集團有限公司之執行董事，於會計及財務管理方面累積超過24年經驗，持有文學碩士學位及工商管理碩士學位，並為蘇格蘭特許會計師協會會員及香港會計師公會會計師。

人力資源及行政部

盧瑤琪，52歲，首席經理，2001年9月加入本集團，於人力資源及行政管理方面累積超過28年經驗，為香港管理專業協會會員及香港人力資源管理學會會員。

高級管理人員資料(續)

鮑笑容，51歲，高級經理(行政)，1977年12月加入本集團，於辦公室行政管理方面累積超過30年經驗，為香港人力資源管理學會會員。

吳寶隆，46歲，經理(行政)，1993年11月加入本集團，於辦公室行政管理方面累積超過23年經驗，持有社會科學學士(榮譽)學位及工商管理碩士學位。

曾志倫，39歲，經理(人力資源)，2002年4月加入本集團，於人力資源管理方面累積超過15年經驗，持有酒店管理學文學士(榮譽)學位及工商管理碩士學位，並為香港人力資源管理學會會員。

資訊科技部

林文輝，40歲，高級經理，2000年8月加入長江集團，於資訊科技及電訊方面累積超過16年經驗。持有電子學理學士(榮譽)學位及工商管理碩士學位。

翁永雄，37歲，系統經理，1994年11月加入本集團，於資訊科技管理方面累積超過13年經驗。持有電腦科學理學士(榮譽)學位，並為香港電腦學會會員。

內部審計部

李金源，52歲，高級經理，1987年11月加入本集團，於審計方面累積超過30年經驗，持有工商管理學理學士學位，並為特許公認會計師公會資深會員及香港會計師公會資深會計師。

租務部

黃思行，44歲，副首席經理(租務)，1990年6月加入本集團，並為長江實業地產投資有限公司之董事。於商場租務管理方面累積超過22年經驗。持有歷史學文學士(榮譽)學位及設施管理學理學碩士學位。

李寶珠，47歲，高級租務經理，2003年10月加入本集團，於商場租務管理方面累積超過26年經驗。持有商業學文憑。

黃苓斐，45歲，高級租務經理，2002年9月加入本集團，於租務管理方面累積超過19年經驗。

馮錦新，47歲，租務經理，2007年6月加入本集團，於商場租務管理方面累積超過21年經驗。持有文學士學位及房屋管理學碩士學位，並為註冊專業房屋經理、英國特許市務學會會員、英國特許房屋經理學會會員、香港房屋經理學會會員及香港地產行政學會會員。

林家和，34歲，租務經理，2007年8月加入本集團，於商場租務管理方面累積超過11年經驗。

吳國良，46歲，經理(進達車場)，2007年10月加入本集團，於車場管理方面累積超過15年經驗。持有工程理學士(榮譽)學位及工商管理深造文憑。

法律部

葉建明，55歲，首席經理，1985年7月加入本集團，於法律事務方面累積超過24年經驗。持有經濟學文憑。

王鳳琼，48歲，高級法律經理，1998年6月加入本集團，於法律事務方面累積超過23年經驗。持有法律學士(榮譽)學位及法律學深造証書，並為香港特別行政區高等法院律師。

經理

馮志堅，44歲，經理，2000年4月加入本集團，於財務管理及投資方面累積超過18年經驗。持有社會科學學士(榮譽)學位及工商管理碩士學位，並為特許財經分析師、CFA Institute會員及香港財經分析師學會會員。

物業投資及估價部

趙少琴，41歲，助理首席經理，1997年2月加入本集團，於房地產發展及投資、產業管理及估價方面累積超過18年經驗。持有產業管理理學士(榮譽)學位及工商管理碩士學位，並為註冊專業測量師及香港測量師學會專業會員。

陳文偉，45歲，高級經理，1994年1月加入本集團，於房地產發展及投資、產業管理及估價方面累積超過18年經驗。持有電力工程學理學士(榮譽)學位、工商管理碩士學位及土地管理學理學碩士學位，並為註冊專業測量師、英國皇家測量師學會專業會員及香港測量師學會專業會員。

何慶毅，44歲，高級經理，2005年7月加入本集團，於房地產發展及投資、產業管理及估價方面累積超過17年經驗。持有產業管理理學士(榮譽)學位及國際房地產理學碩士學位，並為註冊專業測量師、英國皇家測量師學會專業會員及香港測量師學會專業會員。

梁漢文，36歲，經理，1996年5月加入本集團，於房地產發展及投資、產業管理及估價方面累積超過13年經驗。持有社會科學學士(榮譽)學位，並為香港測量師學會專業會員。

營業部

劉啟文，49歲，副首席經理(營業)，1981年6月加入本集團，並為長江實業地產投資有限公司之董事。於物業銷售方面累積超過29年經驗。

郭子威，42歲，副首席經理(營業)，1989年5月加入本集團，並為長江實業地產投資有限公司之董事。於物業銷售方面累積超過19年經驗。持有工商管理市場學理學士學位。

黃思聰，46歲，副首席經理(營業)，1994年1月加入本集團，並為長江實業地產投資有限公司之董事。於物業銷售方面累積超過12年經驗。持有工商管理碩士學位。

袁添鴻，50歲，高級營業經理，1984年3月加入本集團，於廣告、市場推廣及物業銷售方面累積超過26年經驗。持有傳理系文憑，並為英國特許市務學會附屬會員(專業)。

曹皎明，39歲，營業經理，1995年5月加入本集團，於物業銷售方面累積超過13年經驗。持有工商管理理學士學位。

封海倫，37歲，營業經理，2001年3月加入本集團，於物業銷售方面累積超過14年經驗。持有酒店及膳食管理學高級文憑。

楊聰永，39歲，營業經理，2002年6月加入本集團，於物業銷售及市場研究方面累積超過14年經驗。持有商業學士學位及地產行政專業文憑。

吳翠霞，44歲，經理(營業行政)，1990年12月加入本集團，於營業行政管理方面累積超過21年經驗。持有歷史學文學士學位。

甄美玲，49歲，經理(顧客服務)，1985年8月加入本集團，於顧客服務方面累積超過22年經驗。

王麗玲，39歲，經理(營業行政)，1996年5月加入本集團，於營業行政管理方面累積超過14年經驗。持有文學士學位。

營業部－物業管理

何廣樹，45歲，助理首席經理(物業管理)，1994年9月加入本集團，並為Goodwell-Fortune Property Services Limited及Goodwell-Prosperity Property Services Limited之董事。於物業管理方面累積超過22年經驗。持有地產行政專業文憑。

黃和木，48歲，經理(物業管理)，1987年5月加入本集團，並為Goodwell-Fortune Property Services Limited之董事。於物業管理方面累積超過25年經驗。持有商業學文學士(榮譽)學位及測量學研究文憑(房地產發展)。

風險因素

集團的業務、財務狀況、營運業績或發展前景均可能會受到與集團業務有關的風險及不明朗因素所影響。集團認為，下列因素可能會導致集團的業務、財務狀況、營運業績或發展前景與預期或以往的業績出現重大差異。此等因素並不全面或未能詳錄所有因素，以及除下列風險外，亦可能存在其他集團未知的風險，或目前未必屬於重大但日後可能變成重大的風險。此外，本年報並不構成向 閣下提供投資於本公司股份之建議或意見，投資者於投資本公司股份前，應自行作出判斷或諮詢其投資顧問。

物業發展

發展及擁有物業一般存在風險，其中包括未能按優惠條款獲取融資發展物業、物業建築未能按照原定時間表或預算完成、物業建築完成時未能獲得長期融資、已發展物業未能按獲利的條款出售或出租、其他發展商或物業業主激烈競爭導致物業空置或無法按有利條款出售或出租、物業買家或租戶或會違約、持作出租用途的物業或需定期裝修、維修及再出租、現有租約無法續租或重新出租樓面，以及物業市道會受環境法例及規定、分區法規及其他政府規則及財政政策轉變所影響。物業價值及租金價值亦可能受不同因素所影響，包括政治發展、政府法規、規劃及稅務法律轉變、利率及消費價格水平以及整體物業供應等。

一般而言，物業投資屬非流動資產，因而或會限制集團及時出售物業套現之能力。

此外，本港未發展土地之供應有限，因此不易取得面積龐大之適用土地。於內地，近乎所有土地供應均由政府機構監控，獲取土地使用權須向有關政府機構支付地價。於其他海外市場購買土地可能須遵從其他不同的監管要求或限制。因此，物業發展商(包括集團)的業務前景可能受到本港、內地及其他海外市場的優質土地供應量及價格水平所影響。

此外，物業或會因火災或其他原因導致損毀，集團可能面對與公共法律責任索償有關的潛在風險，因保險賠償額未能全數補足有關損失(包括租金損失)而影響其財務狀況或營運業績。另外尚有因戰爭及地震引致其他損失的可能，而集團未能就此等損失以合理價格獲得承保或根本不獲承保。一旦損失未獲承保或超過受保上限，所須承擔之賠償或會對物業資本回報構成影響。集團亦須承擔與物業有關之任何債務或其他財務責任例如已承諾之資本開支。此外，須每年續訂保單並就受保條款進行洽商，因此集團須面對保險市場之波動風險，包括保險費率有可能調升。

行業趨勢及利率

集團所從事行業的趨勢，包括物業市場的氣氛及狀況、香港物業價值、證券投資市場價格、外幣匯率及利率週期均可能對集團業績構成重大影響。不能保證集團日後面對的行業趨勢與利率變化，不會對集團的財務狀況或營運業績造成不利影響。

集團的財務及庫務收入尤其取決於資本市場、利率及外幣匯率、環球經濟及市場狀況，因此不能保證該等狀況的變動不會對集團的財務狀況或營運業績造成不利影響。本港及海外股票市場之波動及美國次按危機亦可對集團的財務及庫務收入造成不利影響。

市場競爭激烈

集團各主要業務在其營運的市場內均面對激烈競爭。新營運商加入市場及現有競爭對手的價格競爭加劇，均可能對集團的財務狀況或營運業績造成不利影響。集團面對的競爭風險包括(a)在本港、內地及其他海外市場從事物業投資與發展的發展商日益增加，可能影響集團的市場佔有率及回報；及(b)其他發展商料將持續帶來激烈競爭與價格壓力，並可能對集團業務的財務表現造成不利影響。

外幣波動

集團以港元作為報告業績的貨幣單位，但其不同的附屬公司、聯營公司及合營企業可能以其他貨幣作為收支貨幣。因此，此等附屬公司、聯營公司及合營企業的賬目折算、盈利匯出、股權投資與貸款的匯價波動均可能影響集團的表現。儘管集團已監控其面對的外幣風險，惟經營業務中所使用的貨幣兌港元匯價之貶值或波動，仍可能對集團的財務狀況或營運業績造成不利影響。

策略夥伴

集團部分業務透過其分攤控制權(全部或部分)的非全資附屬公司、聯營公司及合營企業經營，並與其他策略或業務夥伴組成策略聯盟。不能保證任何該等策略或業務夥伴日後將願意繼續保持與集團的關係，或集團將能繼續執行對其非全資附屬公司、聯營公司與合營企業及其營運市場的既定策略。此外，集團的合營夥伴可能(a)擁有與集團不一致的經濟或業務利益或目標；(b)作出不符合集團政策或目標的行動；(c)出現股權控制變動；(d)出現財務或其他困難；或(e)不能或不願意履行其合營責任，此等情況均可能影響集團的財務狀況或營運業績。

風險因素*(續)*

本地、內地及國際法規的影響

集團在不同國家及城市面對當地的業務風險，該等風險可能對集團業務在有關市場之財務狀況、營運業績及發展前景造成重大影響。集團投資於全球多個國家及城市，現已並可能日益承受本地、內地或國際上各種政治、社會、法律、稅務、監管與環境規定不時轉變的影響。此外，政府制訂新政策或措施，無論是財政、稅務、監管、環境或其他影響競爭力的變動，均可能導致額外或預計以外的資本開支的增加，及對集團業務的整體投資回報帶來風險，並可能阻延或妨礙其商業營運而導致收入與溢利蒙受損失。

新會計準則的影響

香港會計師公會(「會計師公會」)已頒佈多項新訂及經修訂的香港財務報告準則，普遍於二零零五年一月一日起或以後生效。會計師公會日後可能再頒佈新訂及經修訂之準則與詮釋。此外，香港財務報告準則的應用詮釋將持續修訂，集團因而可能需要採納新會計政策。採納新會計政策或新訂的香港財務報告準則或會對集團的財務狀況或營運業績造成重大影響。

爆發高傳染性疾病

二零零三年香港、內地，以至其他地方曾爆發嚴重急性呼吸系統綜合症(「沙士」)。沙士爆發對受影響地區的經濟構成重大不利影響。不能保證未來不會再度爆發嚴重傳染性疾病如禽流感。倘發生類似情況，集團的業務及營運業績或會承受重大的不利影響。

關連交易

和記黃埔有限公司(「和記黃埔」)亦於香港聯合交易所有限公司上市。集團相信其與和記黃埔之關係對其業務有重大優勢，惟亦構成按香港聯合交易所有限公司證券上市規則(「上市規則」)所界定之各項關連交易。因此，集團與和記黃埔、其附屬公司或聯繫人所進行之交易均構成關連交易，除非獲得豁免，否則須遵守上市規則的有關要求，包括刊發公佈、於股東大會上獲得獨立股東批准，以及於年報及帳目內作出披露。獨立股東批准之要求可能會引致不可預知的情況，以致妨礙集團業務活動及增加其風險。獨立股東亦可能作出不符合集團利益之行動。

集團之財務狀況或營運業績受和記黃埔集團之財務狀況或營運業績影響

集團持有和記黃埔集團約49.9%權益。和記黃埔集團於世界各地超過50個國家經營業務，因此其財務狀況及營運業績可能受到當地市場狀況及經濟，以及對其提出之訴訟所影響。和記黃埔集團之財務狀況及營運業績對集團之財務狀況及營運業績構成重大影響。此外，和記黃埔集團之核心業務有別於集團之核心業務，因此，集團亦間接承受和記黃埔集團所面對之風險。

過往表現及前瞻性陳述

本年報內所載集團往年之表現及營運業績僅屬歷史數據，過往表現並不保證集團日後之業績。本年報或載有前瞻性陳述及意見而當中涉及風險及不明朗因素。實際業績可能與前瞻性陳述及意見中論及之預期表現有重大差異。集團、其董事、僱員及代理均不承擔(a)更正或更新本年報所載前瞻性陳述或意見之任何責任；及(b)倘因任何前瞻性陳述或意見不能實現或變成不正確而引致之任何責任。

董事會報告

董事會同仁謹將董事會報告及刊於第124頁至167頁內截至二零零七年十二月三十一日止年度已審核之財務報表送呈各股東省覽。

主要業務

本公司主要業務為股份投資及項目管理。附屬公司則為物業發展及投資、經營酒店及套房服務組合、物業及項目管理及證券投資。

業績及股息

本集團截至二零零七年十二月三十一日止全年度之業績詳列於第124頁之綜合損益計算表。

董事會現建議開派末期息每股港幣一元九角五分。上述股息連同二零零七年十月十二日已派發之中期息每股港幣五角，全年度之派息每股共為港幣二元四角五分。

固定資產

年度內固定資產之變動情況詳列於財務報表附註第(8)項內。

儲備

年度內本公司及集團儲備之變動情況分別詳列於財務報表附註第(22)項及第127頁之綜合權益變動表內。

集團財政概要

本集團過去十年之業績、資產及負債撮列於第2頁。

物業

本集團所擁有主要物業之資料詳列於第116頁至123頁。

董事

本公司董事會成員芳名列於第176頁。董事個人資料列於第24頁至27頁。

遵照本公司組織章程細則，本公司董事(包括非執行董事)須於每年股東週年大會上輪流告退。李嘉誠先生、李澤鉅先生、鍾慎強先生、鮑綺雲小姐、梁肇漢先生、馬世民先生及張英潮先生將告退，但如於是次股東週年大會再度被選，願繼續連任。

各獨立非執行董事已根據香港聯合交易所有限公司證券上市規則(「上市規則」)第3.13條之規定提交確認其符合獨立性之週年確認書。本公司認為所有獨立非執行董事皆符合上市規則第3.13條之獨立性指引，並根據該指引屬獨立人士。

披露權益資料

董事於股份、相關股份及債權證之權益及淡倉

於二零零七年十二月三十一日，本公司董事及最高行政人員於本公司或其任何相聯法團（定義見證券及期貨條例第 XV 部）的股份、相關股份及債權證中擁有根據證券及期貨條例第 XV 部第 7 及第 8 分部須知會本公司及香港聯合交易所有限公司（「聯交所」）的權益或淡倉（包括彼等根據證券及期貨條例之該等條文被假設或視為擁有之權益或淡倉），或記載於本公司按證券及期貨條例第 352 條須置存之登記冊內的權益或淡倉，或根據本公司已採納載於上市規則附錄十之上市公司董事進行證券交易的標準守則（「標準守則」）須知會本公司及聯交所的權益或淡倉如下：

1. 於股份之好倉

(a) 本公司

		普通股股數					
董事姓名	身份	個人權益	家族權益	公司權益	其他權益	總數	佔股權之概約百分比
李嘉誠	受控制公司之權益及全權信託之成立人	–	–	68,868,000 (附註1)	857,794,744 (附註2)	926,662,744	40.00%
李澤鉅	實益擁有人、子女或配偶權益、受控制公司之權益及信託受益人	220,000	100,000	1,529,000 (附註4)	857,794,744 (附註2)	859,643,744	37.11%
甘慶林	實益擁有人	10,000	–	–	–	10,000	0.0004%
梁肇漢	實益擁有人及子女或配偶權益	635,500	64,500	–	–	700,000	0.03%
周近智	實益擁有人	65,600	–	–	–	65,600	0.003%
麥理思	實益擁有人、子女或配偶權益及信託受益人	56,000	10,000	–	184,000 (附註5)	250,000	0.01%
葉元章	子女或配偶權益	–	384,000	–	–	384,000	0.02%
馬世民	實益擁有人	74,000	–	–	–	74,000	0.003%
洪小蓮	實益擁有人	20,000	–	–	–	20,000	0.0009%

(b) 相聯法團

和記黃埔有限公司

		普通股股數					
董事姓名	身份	個人權益	家族權益	公司權益	其他權益	總數	佔股權之概約百分比
李嘉誠	受控制公司之權益及全權信託之成立人	–	–	48,577,000（附註1）	2,141,698,773（附註3）	2,190,275,773	51.37%
李澤鉅	受控制公司之權益及信託受益人	–	–	1,086,770（附註4）	2,141,698,773（附註3）	2,142,785,543	50.26%
甘慶林	實益擁有人	60,000	–	–	–	60,000	0.001%
梁肇漢	實益擁有人及子女或配偶權益	11,000	28,600	–	–	39,600	0.0009%
霍建寧	受控制公司之權益	–	–	4,310,875（附註7）	–	4,310,875	0.10%
陸法蘭	實益擁有人	50,000	–	–	–	50,000	0.001%
周近智	實益擁有人	49,931	–	–	–	49,931	0.001%
麥理思	實益擁有人、子女或配偶權益及全權信託之成立人及受益人	40,000	9,900	–	950,100（附註6）	1,000,000	0.02%
葉元章	子女或配偶權益	–	124,000	–	–	124,000	0.003%
周年茂	實益擁有人	97	–	–	–	97	≃0%
洪小蓮	實益擁有人	34,000	–	–	–	34,000	0.0008%

長江基建集團有限公司

董事姓名	身份	普通股股數 個人權益	家族權益	公司權益	其他權益	總數	佔股權之概約百分比
李嘉誠	全權信託之成立人	–	–	–	1,912,109,945 (附註10)	1,912,109,945	84.82%
李澤鉅	信託受益人	–	–	–	1,912,109,945 (附註10)	1,912,109,945	84.82%
甘慶林	實益擁有人	100,000	–	–	–	100,000	0.004%

長江生命科技集團有限公司

董事姓名	身份	普通股股數 個人權益	家族權益	公司權益	其他權益	總數	佔股權之概約百分比
李嘉誠	全權信託之成立人	–	–	–	4,258,634,570 (附註11)	4,258,634,570	44.30%
李澤鉅	實益擁有人及信託受益人	2,250,000	–	–	4,258,634,570 (附註11)	4,260,884,570	44.33%
甘慶林	子女或配偶權益	–	6,225,000	–	–	6,225,000	0.06%
葉德銓	實益擁有人	2,250,000	–	–	–	2,250,000	0.02%
鍾慎強	實益擁有人	375,000	–	–	–	375,000	0.004%
鮑綺雲	實益擁有人	900,000	–	–	–	900,000	0.009%
吳佳慶	實益擁有人	1,125,000	–	–	–	1,125,000	0.01%
梁肇漢	實益擁有人、子女或配偶權益及受控制公司之權益	1,688,130	2,000	2,970 (附註8)	–	1,693,100	0.017%
霍建寧	受控制公司之權益	–	–	1,500,000 (附註7)	–	1,500,000	0.015%
陸法蘭	實益擁有人	900,000	–	–	–	900,000	0.009%
周近智	實益擁有人	903,936	–	–	–	903,936	0.009%

董事會報告(續)

長江生命科技集團有限公司(續)

董事姓名	身份	普通股股數 個人權益	家族權益	公司權益	其他權益	總數	佔股權之概約百分比
麥理思	實益擁有人、子女或配偶權益及信託受益人	753,360	600	-	11,040 (附註5)	765,000	0.008%
郭敦禮	子女或配偶權益	-	200,000	-	-	200,000	0.002%
洪小蓮	實益擁有人	9,000	-	-	-	9,000	≃0%
關超然	受控制公司之權益	-	-	750,001 (附註9)	-	750,001	0.008%

其他相聯法團

公司名稱	董事姓名	身份	普通股股數 個人權益	家族權益	公司權益	其他權益	總數	佔股權之概約百分比
美地有限公司	李嘉誠	全權信託之成立人	-	-	-	100,000,000 (附註15)	100,000,000	100%
	李澤鉅	信託受益人	-	-	-	100,000,000 (附註15)	100,000,000	100%
Jabrin Limited	李嘉誠	全權信託之成立人	-	-	-	9,000 (附註15)	9,000	90%
	李澤鉅	信託受益人	-	-	-	9,000 (附註15)	9,000	90%
Kobert Limited	李嘉誠	全權信託之成立人	-	-	-	4,900 (附註15)	4,900	100%
	李澤鉅	信託受益人	-	-	-	4,900 (附註15)	4,900	100%
青衣地產有限公司	李嘉誠	全權信託之成立人	-	-	-	3,150,000 (附註15)	3,150,000	100%
	李澤鉅	信託受益人	-	-	-	3,150,000 (附註15)	3,150,000	100%

公司名稱	董事姓名	身份	普通股股數 個人權益	家族權益	公司權益	其他權益	總數	佔股權之概約百分比
Tosbo Limited	李嘉誠	受控制公司之權益及全權信託之成立人	–	–	4 (附註1)	6 (附註16)	10	100%
和記港陸有限公司	李嘉誠	全權信託之成立人	–	–	–	6,399,728,952 (附註14)	6,399,723,952	71.51%
	李澤鉅	信託受益人	–	–	–	6,399,728,952 (附註14)	6,399,723,952	71.51%
	霍建寧	受控制公司之權益	–	–	5,000,000 (附註7)	–	5,000,000	0.05%
Hutchison Telecom-munications (Australia) Limited	霍建寧	實益擁有人及受控制公司之權益	4,100,000	–	1,000,000 (附註7)	–	5,100,000	0.68%
	陸法蘭	實益擁有人	1,000,000	–	–	–	1,000,000	0.13%
民安(控股)有限公司	李嘉誠	全權信託之成立人	–	–	–	609,290,000 (附註17)	609,290,000	20.96%
	李澤鉅	信託受益人	–	–	–	609,290,000 (附註17)	609,290,000	20.96%
和記電訊國際有限公司	李嘉誠	受控制公司之權益及全權信託之成立人	–	–	266,621,499 (附註1)	2,889,651,625 (附註18)	3,156,273,124	66.00%
	李澤鉅	受控制公司之權益及信託受益人	–	–	2,519,250 (附註4)	2,889,651,625 (附註18)	2,892,170,875	60.47%
	霍建寧	受控制公司之權益	–	–	1,202,380 (附註7)	–	1,202,380	0.025%
	麥理思	實益擁有人及子女或配偶權益	13,201	132	–	–	13,333	0.0003%

董事會報告*(續)*

2. 於相關股份之好倉

公司名稱	董事姓名	身份	相關股份股數				
			個人權益	家族權益	公司權益	其他權益	總數
和記黃埔有限公司	李嘉誠	全權信託之成立人	–	–	–	8,150,001 (附註12)	8,150,001
	李澤鉅	信託受益人	–	–	–	8,150,001 (附註12)	8,150,001
長江基建集團有限公司	李嘉誠	全權信託之成立人	–	–	–	2 (附註13)	2
	李澤鉅	信託受益人	–	–	–	2 (附註13)	2
和記電訊國際有限公司	陸法蘭	實益擁有人	255,000 (附註19)	–	–	–	255,000
Partner Communications Company Ltd.	霍建寧	受控制公司之權益	–	–	225,000 (附註20)	–	225,000
	麥理思	實益擁有人	25,000 (附註21)	–	–	–	25,000

3. 於相關股份之淡倉

公司名稱	董事姓名	身份	相關股份股數				
			個人權益	家族權益	公司權益	其他權益	總數
和記黃埔有限公司	李嘉誠	全權信託之成立人	–	–	–	8,150,001 (附註12)	8,150,001
	李澤鉅	信託受益人	–	–	–	8,150,001 (附註12)	8,150,001

4. 於債權證之好倉

公司名稱	董事姓名	身份	債權證數額 個人權益	家族權益	公司權益	其他權益	總數
Hutchison Whampoa International (01/11) Limited	李澤鉅	受控制公司之權益	–	–	12,000,000美元於2011年到期、息率7%之票據(附註4)	–	12,000,000美元於2011年到期、息率7%之票據
Hutchison Whampoa International (03/13) Limited	李澤鉅	受控制公司之權益	–	–	21,000,000美元於2013年到期、息率6.5%之票據(附註4)	–	21,000,000美元於2013年到期、息率6.5%之票據
	霍建寧	受控制公司之權益	–	–	2,500,000美元於2013年到期、息率6.5%之票據(附註7)	–	2,500,000美元於2013年到期、息率6.5%之票據
Hutchison Whampoa International (03/33) Limited	李澤鉅	受控制公司之權益	–	–	8,000,000美元於2014年到期、息率6.25%之票據(附註4)	–	8,000,000美元於2014年到期、息率6.25%之票據
		受控制公司之權益	–	–	15,000,000美元於2033年到期、息率7.45%之票據(附註4)	–	15,000,000美元於2033年到期、息率7.45%之票據
	霍建寧	受控制公司之權益	–	–	2,500,000美元於2010年到期、息率5.45%之票據(附註7)	–	2,500,000美元於2010年到期、息率5.45%之票據
		受控制公司之權益	–	–	2,500,000美元於2014年到期、息率6.25%之票據(附註7)	–	2,500,000美元於2014年到期、息率6.25%之票據
		受控制公司之權益	–	–	2,000,000美元於2033年到期、息率7.45%之票據(附註7)	–	2,000,000美元於2033年到期、息率7.45%之票據

附註：

(1) 該等權益由李嘉誠先生擁有全部已發行股本之若干公司持有。

(2) 上述兩處所提及之 857,794,744 股本公司股份，實指同一股份權益。李嘉誠先生是 The Li Ka-Shing Unity Discretionary Trust(「DT1」)及另一全權信託(「DT2」)之財產授予人。Li Ka-Shing Unity Trustee Corporation Limited(「TDT1」，為DT1之信託人)及 Li Ka-Shing Unity Trustcorp Limited(「TDT2」，為 DT2 之信託人)各自持有若干 The Li Ka-Shing Unity Trust(「UT1」)單位，但此等全權信託並無於該單位信託之任何信託資產物業中具任何利益或股份。DT1 及 DT2 之可能受益人包括李澤鉅先生、其妻子與子女，及李澤楷先生。Li Ka-Shing Unity Trustee Company Limited(「TUT1」)以 UT1 信託人身份及若干同為 TUT1 以 UT1 信託人身份控制之公司(「TUT1 相關公司」)合共擁有該批 857,794,744 股股份。

TUT1 及 DT1 與 DT2 信託人之全部已發行股本由 Li Ka-Shing Unity Holdings Limited(「Unity Holdco」)擁有。李嘉誠先生、李澤鉅先生及李澤楷先生各自擁有 Unity Holdco 三分之一全部已發行股本。TUT1 擁有本公司之股份權益只為履行其作為信託人之責任及權力而從事一般正常業務，並可以信託人身份獨立行使其持有本公司股份權益之權力而毋須向 Unity Holdco 或上文所述之 Unity Holdco 股份持有人李嘉誠先生、李澤鉅先生及李澤楷先生徵詢任何意見。

由於李嘉誠先生根據證券及期貨條例可能被視為 DT1 及 DT2 之全權信託成立人，而李澤鉅先生則為 DT1 及 DT2 之可能受益人，根據上文所述及身為本公司董事，李嘉誠先生及李澤鉅先生根據證券及期貨條例均被視為須就由 TUT1 以 UT1 信託人身份及 TUT1 相關公司持有之本公司股份申報權益。雖然李澤楷先生擁有 Unity Holdco 三分之一全部已發行股本及為 DT1 及 DT2 之可能受益人，惟李澤楷先生並非本公司董事，因此根據證券及期貨條例毋須就 TUT1 以UT1 信託人身份及 TUT1 相關公司持有之本公司股份申報權益。

(3) 上述兩處所提及之 2,141,698,773 股和記黃埔有限公司(「和記黃埔」)股份，實指同一股份權益，其中包括：

(a) 2,130,202,773 股由本公司若干附屬公司持有。由於上文附註(2)所述李嘉誠先生及李澤鉅先生根據證券及期貨條例被視為須就本公司已發行股本中之股份申報權益，根據證券及期貨條例，彼等身為本公司董事，須就該等和記黃埔股份申報權益；及

(b) 11,496,000 股由 Li Ka-Shing Castle Trustee Company Limited(「TUT3」)以 The Li Ka-Shing Castle Trust(「UT3」)信託人身份持有。李嘉誠先生是兩個全權信託(「DT3」及「DT4」)之財產授予人。Li Ka-Shing Castle Trustee Corporation Limited(「TDT3」，為 DT3 之信託人)及 Li Ka-Shing Castle Trustcorp Limited(「TDT4」，為 DT4 之信託人)各自持有若干 UT3 單位，但此等全權信託並無於該單位信託之任何信託資產物業中具任何利益或股份。DT3 及 DT4 之可能受益人包括李澤鉅先生、其妻子與子女，及李澤楷先生。

TUT3 及 DT3 與 DT4 信託人之全部已發行股本由 Li Ka-Shing Castle Holdings Limited（「Castle Holdco」）擁有。李嘉誠先生、李澤鉅先生及李澤楷先生各自擁有 Castle Holdco 三分之一全部已發行股本。TUT3 擁有和記黃埔之股份權益只為履行其作為信託人之責任及權力而從事一般正常業務，並可以信託人身份獨立行使其持有和記黃埔股份權益之權力而毋須向 Castle Holdco 或上文所述之 Castle Holdco 股份持有人李嘉誠先生、李澤鉅先生及李澤楷先生徵詢任何意見。

由於李嘉誠先生根據證券及期貨條例可能被視為 DT3 及 DT4 之全權信託成立人，而李澤鉅先生則為 DT3 及 DT4 之可能受益人，根據上文所述及身為本公司董事，李嘉誠先生及李澤鉅先生根據證券及期貨條例均被視為須就由 TUT3 以 UT3 信託人身份持有之該等和記黃埔股份申報權益。雖然李澤楷先生擁有 Castle Holdco 三分之一全部已發行股本及為 DT3 及 DT4 之可能受益人，惟李澤楷先生並非本公司董事，因此根據證券及期貨條例毋須就 TUT3 以 UT3 信託人身份持有之和記黃埔股份申報權益。

(4) 該等權益由李澤鉅先生擁有全部已發行股本之若干公司持有。

(5) 該等權益由一信託控制之公司持有，該信託之可能受益人包括麥理思先生。

(6) 該等權益由一信託間接持有，麥理思先生為該信託之財產授予人及可能受益人。

(7) 該等權益由一間霍建寧先生及其妻子持有同等權益之公司持有。

(8) 該等權益由一間梁肇漢先生及其妻子全資擁有之公司持有。

(9) 該等權益由一間關超然先生全資擁有之公司持有。

(10) 上述兩處所提及之 1,912,109,945 股長江基建集團有限公司（「長江基建」）股份，實指同一股份權益，其中包括：

(a) 1,906,681,945 股由和記黃埔一附屬公司持有。本公司之若干附屬公司持有和記黃埔三分之一以上已發行股本。根據證券及期貨條例，李嘉誠先生及李澤鉅先生身為本公司董事，因被視為持有上文附註 (2) 所述之本公司股份權益，均被視為須就由和記黃埔附屬公司持有之該等長江基建股份申報權益；及

(b) 5,428,000 股由 TUT1 以 UT1 信託人身份持有。根據證券及期貨條例，李嘉誠先生及李澤鉅先生因被視為持有上文附註 (2) 所述之 TUT1 以 UT1 信託人身份之權益，均被視為須就該等長江基建股份申報權益。

(11) 上述兩處所提及之 4,258,634,570 股長江生命科技集團有限公司（「長江生命科技」）股份，實指由本公司一附屬公司持有之同一股份權益。根據證券及期貨條例，李嘉誠先生及李澤鉅先生身為本公司董事，因被視為持有上文附註 (2) 所述之本公司股份權益，均被視為須就由本公司附屬公司持有之該等長江生命科技股份申報權益。

(12) 該等和記黃埔相關股份(由本公司一間接擁有之全資附屬公司持有),乃根據港幣 10,000,000,000 元零售債券發行計劃發行、於二零零八年到期之港元股票掛鈎債券而持有。

由於如上文附註 (2) 所述,李嘉誠先生及李澤鉅先生根據證券及期貨條例被視為持有本公司股份權益及身為本公司董事,李嘉誠先生及李澤鉅先生根據證券及期貨條例被視為須就上述於和記黃埔相關股份之權益及淡倉申報權益。

(13) 該等長江基建相關股份(由本公司一間接擁有之全資附屬公司持有),乃根據面值為港幣 300,000,000 元、於二零零九年到期之保本債券而持有。

由於如上文附註 (2) 所述,李嘉誠先生及李澤鉅先生根據證券及期貨條例被視為持有本公司股份權益及身為本公司董事,李嘉誠先生及李澤鉅先生根據證券及期貨條例被視為須就上述長江基建相關股份之權益申報權益。

(14) 該等和記港陸有限公司(「和記港陸」)之股份乃由和記黃埔若干全資附屬公司持有。

由於如上文附註 (3) 所述,李嘉誠先生及李澤鉅先生根據證券及期貨條例被視為須就和記黃埔之已發行股本中之股份申報權益及身為本公司董事,李嘉誠先生及李澤鉅先生根據證券及期貨條例被視為須就該等和記港陸股份申報權益。

(15) 該等公司為本公司附屬公司,其股份由本公司及 TUT1 以 UT1 信託人身份持有。根據證券及期貨條例,李嘉誠先生及李澤鉅先生身為本公司董事,因被視為持有上文附註 (2) 所述之本公司股份權益及 TUT1 以 UT1 信託人身份之權益,均被視為須就該等股份申報權益。

(16) 該等股份由本公司一附屬公司持有。根據證券及期貨條例,李嘉誠先生身為本公司董事,因被視為持有上文附註 (2) 所述之本公司股份權益,均被視為須就該等股份申報權益。

(17) 該等股份由本公司一附屬公司持有。根據證券及期貨條例,李嘉誠先生及李澤鉅先生身為本公司董事,因被視為持有上文附註 (2) 所述之本公司股份權益,均被視為須就該等股份申報權益。

(18) 該等和記電訊國際有限公司(「和記電訊國際」)股份包括:

(a) 2,889,498,345 股普通股包括分別由本公司及和記黃埔若干全資附屬公司持有 52,092,587 股普通股及 2,837,405,758 股普通股。由於如上文附註 (2) 及 (3) 所述,李嘉誠先生及李澤鉅先生根據證券及期貨條例被視為須就本公司及和記黃埔之已發行股本中之股份申報權益,根據證券及期貨條例,李嘉誠先生及李澤鉅先生身為本公司董事,須就該等和記電訊國際股份申報權益;及

(b) 153,280 股普通股由 TUT3 以 UT3 信託人身份持有。李嘉誠先生及李澤鉅先生身為本公司董事,如上文附註3(b)所述,李嘉誠先生可能被視為 DT3 及 DT4 全權信託之成立人,而李澤鉅先生則為 DT3 及 DT4 之可能受益人,及彼等被視為持有 TUT3 以 UT3 信託人身份之權益,根據證券及期貨條例,彼等均被視為須就該等和記電訊國際股份申報權益。

此外，根據及僅為證券及期貨條例向本公司作出之披露而言，顯示由於和記黃埔、上述之一間和記黃埔之全資附屬公司、和記電訊國際主要股東 Orascom Telecom Holding S.A.E.（「OTH」）及和記電訊國際另一主要股東 Orascom Telecom Eurasia Limited（「Orascom」）均為一份日期為二零零五年十二月二十一日的股東協議（該協議就使用、保留或出售和記電訊國際之普通股股份對其訂約方施加責任或限制）之訂約方；根據證券及期貨條例第 317 及 318 條，即使並無根據協議收購任何和記電訊國際之普通股股份，李嘉誠先生及李澤鉅先生均被視為於 Orascom 實益擁有及由 Orascom 與 OTH 獨自控制的 680,134,172 股和記電訊國際普通股中擁有權益。

(19) 該等於 17,000 股和記電訊國際之美國預託股份（每股代表 15 股普通股）之相關股份，由陸法蘭先生以實益擁有人身份持有。

(20) 該等於 225,000 股 Partner Communications Company Ltd.（「Partner Communications」）之美國預託股份（每股代表 1 股普通股）之相關股份，由霍建寧先生及其妻子持有同等權益之公司持有。

(21) 該等於 25,000 股 Partner Communications 之美國預託股份（每股代表 1 股普通股）之相關股份，由麥理思先生以實益擁有人身份持有。

於二零零七年十二月三十一日，由於李嘉誠先生及李澤鉅先生被視為持有上文附註 (2) 所述之本公司股份及身為本公司董事，根據證券及期貨條例，李嘉誠先生及李澤鉅先生被視為持有經本公司持有之本公司附屬及聯營公司證券權益。

若干董事受本公司及其他附屬公司所託在若干附屬公司持有合資格股份。

除上文所披露者外，於二零零七年十二月三十一日，本公司各董事或最高行政人員概無於本公司或其任何相聯法團（定義見證券及期貨條例第 XV 部）的股份、相關股份及債權證中擁有根據證券及期貨條例第 XV 部第 7 及第 8 分部須知會本公司及聯交所的權益或淡倉（包括彼等根據證券及期貨條例之該等條文被假設或視為擁有的權益或淡倉），或記載於本公司按證券及期貨條例第 352 條須置存之登記冊內的權益或淡倉，或根據標準守則須知會本公司及聯交所的權益或淡倉。

年度內本公司或附屬公司均無參與任何安排，致令本公司董事因取得本公司或其他公司之股份或債權證而獲致利益。

年度內本公司或附屬公司均無參與任何與本公司董事有重大利益關係之重要合約。

本公司各董事與本公司或任何附屬公司均無服務合約。

股東權益及淡倉

就本公司董事或最高行政人員所知，於二零零七年十二月三十一日，於本公司股份或相關股份中擁有根據證券及期貨條例第 XV 部第 2 及第 3 分部的條文須向本公司披露或記載於本公司按證券及期貨條例第 336 條置存的登記冊內的權益或淡倉之股東(本公司董事或最高行政人員除外)如下：

1. 主要股東於本公司股份之好倉

股東名稱	身份	普通股股數	佔股權之概約百分比
身為 The Li Ka-Shing Unity Trust 信託人之 Li Ka-Shing Unity Trustee Company Limited	信託人	857,794,744 (附註1)	37.04%
身為 The Li Ka-Shing Unity Discretionary Trust 信託人之 Li Ka-Shing Unity Trustee Corporation Limited	信託人及信託受益人	857,794,744 (附註1)	37.04%
身為另一全權信託的信託人之 Li Ka-Shing Unity Trustcorp Limited	信託人及信託受益人	857,794,744 (附註1)	37.04%

2. (a) 其他人士於本公司股份及相關股份之好倉

股東名稱	身份	股份/相關股份股數	總數	佔股權之概約百分比
Deutsche Bank Aktiengesellschaft	(i) 實益擁有人	113,553,075		
	(ii) 投資經理	9,807,593		
	(iii) 對股份持有保證權益的人	22,318,343	145,679,011 (附註2)	6.29%
JPMorgan Chase & Co.	(i) 實益擁有人	30,330,728		
	(ii) 投資經理	29,841,097		
	(iii) 託管公司/核准借出代理人	57,301,539	117,473,364 (附註4)	5.07%

(b) 其他人士於本公司股份及相關股份之淡倉

股東名稱	身份	股份／相關股份股數	總數	佔股權之概約百分比
Deutsche Bank Aktiengesellschaft	(i) 實益擁有人 (ii) 對股份持有保證權益的人	18,798,768) 15,451,512))	34,250,280 (附註3)	1.48%
JPMorgan Chase & Co.	實益擁有人	3,677,067	3,677,067 (附註5)	0.16%

(c) 其他人士於本公司股份及相關股份之可供借出股數

股東名稱	身份	股份／相關股份股數	總數	佔股權之概約百分比
JPMorgan Chase & Co.	託管公司/核准借出代理人	57,301,539	57,301,539	2.47%

附註：

(1) 上述三處所提及之 857,794,744 股本公司股份，實指同一股份權益。根據證券及期貨條例，TUT1 以 UT1 信託人身份、TDT1 以 DT1 信託人身份及 TDT2 以另一全權信託的信託人身份，各被視為須就上文「董事於股份、相關股份及債權證之權益及淡倉」一節之附註 (2) 所述之本公司股份申報權益。

(2) 該好倉包括 103,125,383 股持有衍生權益之本公司相關股份，其中 4,275 股相關股份衍生自上市及以實物結算之衍生工具，11,346,000 股相關股份衍生自上市及以現金結算之衍生工具，其餘 91,775,108 股相關股份衍生自非上市及以現金結算之衍生工具。

(3) 該淡倉包括 8,495,672 股持有衍生權益之本公司相關股份，其中 7,532,000 股相關股份衍生自上市及以現金結算之衍生工具，其餘 963,672 股相關股份衍生自非上市及以現金結算之衍生工具。

(4) 該好倉包括 25,032,600 股持有衍生權益之本公司相關股份，其中 1,905,600 股相關股份衍生自非上市及以實物結算之衍生工具，其餘 23,127,000 股相關股份衍生自非上市及以現金結算之衍生工具。

(5) 該淡倉包括 1,807,067 股持有衍生權益之本公司相關股份，其中 1,000,000 股相關股份衍生自非上市及以實物結算之衍生工具，其餘 807,067 股相關股份衍生自非上市及以現金結算之衍生工具。

除上文所披露者外，於二零零七年十二月三十一日，概無任何人士（本公司董事或最高行政人員除外）曾知會本公司擁有根據證券及期貨條例第 XV 部第 2 及第 3 分部之條文須向本公司披露或記載於本公司按證券及期貨條例第 336 條置存之登記冊內的本公司股份或相關股份之權益或淡倉。

持續關連交易

於二零零五年十二月十六日，本公司與 Turbo Top Limited(「Turbo Top」，為和記黃埔之全資附屬公司，而和記黃埔則為本公司若干附屬公司之主要股東，故此 Turbo Top 按上市規則之定義為本公司之關連人士)訂立租賃協議，以租用香港皇后大道中 2 號長江集團中心7 樓、8 樓、9 樓、10 樓及11樓全層，以及位於 12 樓之寫字樓單位 1201 室(可出租總面積約 110,864 平方呎)，作為本集團於香港之總部及辦事處。該協議為期三年，由二零零五年九月一日起至二零零八年八月三十一日止，每月租金為港幣 3,968,932 元(不包括政府差餉及其他支出)。經計及對服務費可能作出之調整，根據租賃協議應付之租金及服務費總額之年度上限為港幣 59,000,000 元。年度內，根據上述租賃協議，本公司應付予 Turbo Top 之租金及服務費為港幣 50,465,300.80 元。截至二零零七年十二月三十一日止年度內，根據上市規則，本集團上述交易構成持續關連交易(「持續關連交易」)。

本公司已根據上市規則之規定，於二零零五年十二月十九日在報章上刊登有關上述持續關連交易之公佈(「該公佈」)。

上述持續關連交易已經由本公司之獨立非執行董事審閱。獨立非執行董事已確認，於二零零七年度，該項持續關連交易乃 (i)在本公司一般及日常之業務中；(ii)按一般商業條款或不遜於獨立第三者所取得(或所給予)之條款；及(iii)根據規管該項交易之有關協議，並按公平合理及符合本公司股東整體利益之條款而訂立。

根據上市規則第14A.38條，本公司已聘用本公司之核數師就有關本集團之持續關連交易，根據香港會計師公會發出之香港審計相關服務準則 4400「為財務資料執行商定程序的約定項目」(「Engagements to Perform Agreed-Upon Procedures Regarding Financial Information」)進行若干據實調查的程序。核數師已執行該等程序，並就該等據實調查結果向董事會提交報告，確認於二零零七年度該項持續關連交易(i)已獲本公司董事會批准；(ii)根據規管該項交易之有關協議訂立；及(iii)並無超過已於該公佈內披露截至二零零七年十二月三十一日止年度之上限。

關連交易

1. 於二零零七年七月二十七日，本集團與香港上海滙豐銀行有限公司(「滙豐」)、恒生銀行有限公司(「恒生」)、和記黃埔及 iBusinessCorporation.com Holdings Limited (「iBusiness」) 訂立一份買賣協議(「協議」)，向滙豐及恒生購買合共佔 iBusiness 全部已發行股本之百分之二十三點七五之股份，總代價為港幣八百七十二萬九千元。按上市規則之定義和黃屬 iBusiness 之主要股東。按上市規則之定義和黃亦為本公司若干附屬公司之控股股東，故為本公司之控權人。因此，根據上市規則第14A.13(1)(b)(i)條，協議構成本公司之關連交易。

2. 於二零零八年三月十二日，本集團與南豐發展有限公司(「南豐」)簽署買賣協議(「買賣協議」)，出售集團所持於將軍澳市地段70號餘段E地盤之發展項目百分之十五權益予南豐。於買賣協議完成時，各方就上述發展項目之權益及責任簽署一份股東協議(「股東協議」)。南豐為本公司若干附屬公司之主要股東，因此按照上市規則之涵義，南豐為本公司之關連人士。故此，訂立買賣協議及股東協議構成本公司之關連交易。

3. 本集團曾為由本集團及和黃集團或其他合作發展夥伴持有權益之公司提供擔保(「擔保」)或財務資助(「財務資助」)。有關擔保或財務資助乃按照本集團及和黃集團或其他合作發展夥伴(視情況而定)各自持有該等公司之權益比例而個別作出。和記黃埔為本公司若干附屬公司之主要股東，因此按上市規則之定義屬本公司之關連人士。根據上市規則，有關擔保或財務資助構成本公司之關連交易。

日期	合營公司	集團提供之擔保或財務資助
二零零七年一月九日	上海長潤江和房地產發展有限公司(「上海合營公司」)	就透過上海合營公司以購入及發展一幅位於內地上海普陀區土地為商業及住宅物業一事之有關責任提供或將提供百分之四十九點二之財務資助，包括本集團與和黃集團按彼等各自持有上海合營公司之實際股本權益比例向其注入註冊資本及提供任何股東貸款。上海合營公司之投資總額(包括註冊資本)建議為人民幣三十六億元。

董事會報告(續)

日期	合營公司	集團提供之擔保或財務資助
二零零七年二月十六日	Choicewide Group Limited(「Choicewide」)	有關本公司二零零五年年報內關連交易一節披露Choicewide就購入位於新加坡濱海林蔭大道/中央林蔭大道662地塊之餘段(「該地塊」)所得之購買權及Choicewide以總代價九億零七百七十萬新加坡元行使該購買權，本集團已就其承擔之責任提供百分之五十擔保。該購買權之代價已計入本集團與和黃集團於二零零五年七月十五日刊發聯合公佈所披露之總代價內。上述收購事項乃透過本集團、和黃集團及兩家財團夥伴各佔三分之一權益之新加坡合營公司而進行。本集團與和黃集團按照彼等各佔Choicewide百分之五十權益之比例，以支付收購代價及任何相關款項形式，向Choicewide提供或將提供財務資助。
二零零七年四月十八日	和記黃埔地產(重慶南岸)有限公司(「和黃(重慶南岸)」)	就透過和黃(重慶南岸)以購入及發展一幅位於內地重慶市南岸區南坪鎮楊家山片區之地塊為商住物業一事之有關責任提供或將提供百分之四十七點五之財務資助，包括本集團與和黃集團按彼等各自持有和黃(重慶南岸)之實際股本權益比例向其注資以增加其註冊資本及提供任何股東貸款。和黃(重慶南岸)之投資總額與註冊資本分別建議將由人民幣六億九千萬元及人民幣二億三千萬元分階段增加至人民幣四十五億四千二百萬元及人民幣二十一億五千六百萬元。
二零零七年九月十八日	上海和聯房地產開發有限公司	就一獨立財務機構提供一項本金最高港幣七億元之定期貸款融資的還款責任而提供百分之五十擔保。
二零零七年十二月三日	致德企業有限公司(「致德」)	就透過致德以收購及發展(「收購及發展」)一幅位於內地武漢市蔡甸區馬鞍山以南一事之有關責任提供或將提供百分之五十之財務資助，包括本集團與和黃集團按彼等各自持有致德之實際股本權益比例向致德於內地成立以進行收購及發展之外商獨資企業(「項目公司」)注資以提供初期投資總額及註冊資本，及提供擬將其投資總額增加之部分或全部增資額。項目公司之投資總額擬將由九千九百八十萬美元增加至二億九千四百萬美元。

日期	合營公司	集團提供之擔保或財務資助
二零零八年二月十九日	聯集企業有限公司（「聯集」）	就透過聯集以收購及發展（「收購及發展」）一幅位於內地常州市紅梅公園東側及武青路北側之地塊為住宅物業一事之有關責任將提供百分之五十之財務資助，包括本集團與和黃集團按彼等各自持有聯集之實際股本權益比例向聯集於內地成立以進行收購及發展之外商獨資企業（「項目公司」）注資以提供註冊資本及任何股東貸款。項目公司之投資總額與註冊資本分別為人民幣十四億八千六百萬元及人民幣十二億九千七百萬元。

主要客戶及供應商

年度內，本集團之前五大供應商共佔本集團採購百分之七十九，其中最大供應商佔本集團採購百分之五十五，而本集團之前五大客戶共佔本集團營業額不足百分之三十。

本公司各董事、其聯繫人或任何股東（董事會獲知擁有本公司已發行股本百分之五或以上）概無佔有該五大供應商任何權益。

董事於競爭業務之權益

年度內，本公司董事須根據上市規則之規定披露其擁有與本集團業務直接或間接構成或可能構成競爭之業務（「競爭業務」）之權益如下：

1. 本集團之主要業務

(1) 物業發展與投資
(2) 經營酒店及套房服務組合
(3) 物業及項目管理
(4) 證券投資
(5) 資訊科技、電子商貿及新科技投資

董事會報告*(續)*

2. 競爭業務之權益

董事	公司名稱	有關權益	競爭業務(附註)
李嘉誠	和記黃埔有限公司	主席	(1)、(2)、(3)、(4)及(5)
李澤鉅	和記黃埔有限公司	副主席	(1)、(2)、(3)、(4)及(5)
	長江基建集團有限公司	主席	(4)及(5)
	香港電燈集團有限公司	執行董事	(4)及(5)
	長江生命科技集團有限公司	主席	(4)及(5)
甘慶林	和記黃埔有限公司	執行董事	(1)、(2)、(3)、(4)及(5)
	長江基建集團有限公司	集團董事總經理	(4)及(5)
	香港電燈集團有限公司	執行董事	(4)及(5)
	長江生命科技集團有限公司	總裁及行政總監	(4)及(5)
葉德銓	長江基建集團有限公司	執行董事及副主席	(4)及(5)
	長江生命科技集團有限公司	高級副總裁及投資總監	(4)及(5)
	TOM集團有限公司	非執行董事	(4)及(5)
	ARA Asset Management Limited	非執行董事	(3)及(4)
	ARA Asset Management (Singapore) Limited	董事	(3)
	ARA Trust Management (Suntec) Limited	董事	(3)
	中國航空技術國際控股有限公司	非執行董事	(1)及(4)
	志鴻科技國際控股有限公司	非執行董事	(4)及(5)
	首長國際企業有限公司	非執行董事	(1)及(4)
	民安(控股)有限公司	非執行董事	(1)及(4)
趙國雄	ARA Asset Management Limited	主席	(3)及(4)
	ARA Asset Management (Singapore) Limited	主席	(3)
	ARA Trust Management (Suntec) Limited	主席	(3)
	Al Islami Far Eastern Real Estate Fund Limited	主席	(3)及(4)
	泓富資產管理有限公司	主席	(3)

董事	公司名稱	有關權益	競爭業務(附註)
梁肇漢	Rich Surplus Limited	董事及主要股東	(1)及(2)
	Rich More Enterprises Limited	董事及主要股東	(1)
霍建寧	和記黃埔有限公司	集團董事總經理	(1)、(2)、(3)、(4)及(5)
	長江基建集團有限公司	副主席	(4)及(5)
	香港電燈集團有限公司	主席	(4)及(5)
	和記電訊國際有限公司	主席	(5)
	和記港陸有限公司	主席	(1)及(5)
陸法蘭	和記黃埔有限公司	集團財務董事	(1)、(2)、(3)、(4)及(5)
	長江基建集團有限公司	執行董事	(4)及(5)
	香港電燈集團有限公司	執行董事	(4)及(5)
	TOM集團有限公司	主席	(4)及(5)
	TOM在線有限公司(已於二零零七年九月三日撤銷上市地位)	主席	(5)
	和記電訊國際有限公司	非執行董事	(5)
麥理思	和記黃埔有限公司	非執行董事	(1)、(2)、(3)、(4)及(5)
	長江基建集團有限公司	非執行董事	(4)及(5)
	香港電燈集團有限公司	非執行董事	(4)及(5)

附註: 該等業務可能透過附屬公司、聯營公司或以其他投資形式進行。

除上述外,本公司各董事概無在任何直接或間接與本集團業務構成或可能構成競爭之業務擁有權益。

購入、出售或贖回股份

年度內本公司並無贖回任何股份，而本公司或其任何附屬公司亦無購入或出售本公司任何股份。

公眾持股量

根據本年報日期本公司所得悉及董事亦知悉之公開資料，本公司一直維持上市規則所訂明之公眾持股量。

社會關係

本集團於年度內支持不少社會公益活動。集團合共捐款約港幣三百六十萬元予不同慈善機構。

核數師

本公司本年度財務報表經由核數師德勤 • 關黃陳方會計師行審核。該核數師現依章告退，但表示願意繼續受聘。

承董事會命

主席

李嘉誠

香港，二零零八年三月二十七日

企業管治報告

本公司董事會(「董事會」)及管理層致力維持良好的企業管治常規及程序。本公司深信良好的企業管治能為有效的管理、健全的公司文化、成功的業務發展及股東價值的提升確立框架。本公司所遵行的企業管治原則著重高質素之董事會、健全之內部監控，以及對全體股東之透明度及問責性。截至二零零七年十二月三十一日止年度內，本公司已應用香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄十四之企業管治常規守則(「企業管治常規守則」)所載原則，並已遵守所有守則條文及(如適用)建議最佳常規。

本公司之主要企業管治原則及企業管治常規概述如下：

I. 守則條文

參考守則	守則條文	遵守	企業管治常規
A.	**董事**		
A.1	**董事會**		
	企業管治原則 *董事會應負有領導及監控本公司的責任，並集體負責統管及監督本公司事務。*		
A.1.1	董事會定期會議每年至少召開四次，大部分董事親身出席，或透過其他電子通訊方法積極參與	√	• 董事會定期開會，於二零零七年三月、五月、八月及十一月召開會議。 • 董事於二零零七年的會議出席率詳情如下：

董事會成員	出席次數
執行董事	
李嘉誠*(主席)*	4/4
李澤鉅*(董事總經理兼副主席)*	4/4
甘慶林	4/4
葉德銓	4/4
鍾慎強	3/4
鮑綺雲	4/4
吳佳慶	4/4
趙國雄	4/4
非執行董事	
梁肇漢	3/4
霍建寧	4/4
陸法蘭	3/4
周近智	4/4
麥理思	4/4

企業管治報告*(續)*

<table>
<tr><th>參考守則</th><th>守則條文</th><th>遵守</th><th>企業管治常規</th></tr>
<tr><td>A.1.1
(續)</td><td></td><td></td><td>
<table>
<tr><th>董事會成員</th><th>出席次數</th></tr>
<tr><td>獨立非執行董事</td><td></td></tr>
<tr><td>郭敦禮</td><td>4/4</td></tr>
<tr><td>葉元章</td><td>4/4</td></tr>
<tr><td>馬世民</td><td>4/4</td></tr>
<tr><td>周年茂</td><td>4/4</td></tr>
<tr><td>洪小蓮</td><td>4/4</td></tr>
<tr><td>王葛鳴</td><td>4/4</td></tr>
<tr><td>張英潮</td><td>4/4</td></tr>
<tr><td>關超然#</td><td>4/4</td></tr>
</table>
因私人理由於二零零七年一月一日辭任董事，並自二零零七年三月二十二日起再度出任董事。

• 根據本公司組織章程細則，董事可以親身、透過電話或其他電子通訊方式出席會議，或由其替任董事代為出席。</td></tr>
<tr><td>A.1.2</td><td>全體董事皆有機會提出商討事項列入董事會定期會議議程。</td><td>√</td><td>• 就各董事會定期會議發出議程前，諮詢所有董事是否有意提出任何商討事項以列入會議議程。</td></tr>
<tr><td>A.1.3</td><td>– 召開董事會定期會議應發出至少十四天通知

– 召開其他董事會會議應發出合理通知</td><td>√

√</td><td>• 每年召開之董事會定期會議均在前一年年底預訂有關舉行日期，使各董事有充裕時間安排出席。

• 至少於每次召開定期會議前十四天發出正式通知。

• 根據本公司組織章程細則，董事可豁免任何會議之通知，該豁免可於會議前或會議後發出。</td></tr>
</table>

參考守則	守則條文	遵守	企業管治常規
A.1.4	所有董事應可取得公司秘書的意見和享用他的服務，目的是為了確保董事會程序及所有適用規則及規例均獲得遵守。	√	• 公司秘書及公司秘書處主要人員隨時向董事提供意見，並須向董事會負責以確保董事會程序及所有適用規則及規例均獲遵守。 • 不時發出備忘錄以通知董事最新的法律及規管變動，以及其他有關董事履行其責任的事宜。
A.1.5	– 經正式委任的會議秘書應備存董事會及其轄下委員會的會議記錄。	√	• 公司秘書擬備所有董事會及其轄下委員會會議書面決議案或會議記錄，並記錄會上商議的事項及達致的決定。
	– 若有任何董事發出合理通知，應公開有關會議記錄供其在任何合理的時段查閱。	√	• 每次董事會及其轄下委員會會議結束後，於合理時段內（一般於十四天內）把董事會及其轄下委員會會議記錄/決議案送交全體董事/其轄下委員會成員。 • 董事會及其轄下委員會會議記錄/決議案可供董事/其轄下委員會成員查閱。
A.1.6	– 董事會及其轄下委員會的會議記錄，應對會議上各董事所考慮事項及達致的決定作足夠詳細的記錄。	√	• 會議記錄對董事會/其轄下委員會所考慮的事項及達致的決定作足夠詳細的記錄。 • 董事有機會就董事會會議記錄初稿表達意見。 • 董事會會議結束後，於合理時段內保存會議記錄的最終定稿作記錄之用。
	– 董事會會議結束後，應於合理時段內先後將會議記錄的初稿及最終定稿發送全體董事，初稿供董事表達意見，最終定稿則作其記錄之用	√	

企業管治報告*(續)*

參考守則	守則條文	遵守	企業管治常規
A.1.7	– 董事會應該商定程序，讓董事按合理要求，可在適當的情況下尋求獨立專業意見，費用由公司支付	√	• 董事已獲通知，若任何董事認為有必要尋求獨立專業意見，公司秘書可代為安排，費用由本公司支付。
	– 董事會應議決另外為董事提供獨立專業意見，以協助有關董事履行其對公司的責任。	√	
A.1.8	– 若有大股東或董事在董事會將予考慮的事項中存有董事會認為重大的利益衝突，有關事項不應以傳閱文件方式處理或交由轄下委員會處理，而董事會應就該事項舉行董事會會議。	√	• 重要事項一般以書面決議案方式處理，以便全體董事(包括獨立非執行董事)在知悉有關事項，並就其發表意見(倘適當)後，方批准該事項。 • 董事須就決議案內有待通過之事項申報利益(倘適用)。 • 若有大股東或董事在董事會將予考慮的事項中存有董事會認為重大的利益衝突，有關事項將根據適用的規則及規例處理，並在適當情況下成立董事會轄下獨立委員會處理。

參考守則	守則條文	遵守	企業管治常規
A.1.8 (續)	– 在交易中本身及其聯繫人均沒有重大利益的獨立非執行董事應該出席有關的董事會會議。	√	

A.2 主席及行政總裁

企業管治原則

本公司主席及董事總經理的責任應清楚區分，以確保權力和授權分佈均衡。

參考守則	守則條文	遵守	企業管治常規
A.2.1	– 主席與行政總裁的角色應有區分，並不應由一人同時兼任	√	• 董事會主席及董事總經理之職務現由不同人士擔任。 • 董事會主席在諮詢董事會後制訂本集團整體策略方向，並負責從宏觀層面監督管理層的工作。
	– 主席與行政總裁之間職責的分工應清楚界定並以書面列載。	√	• 董事總經理在執行董事協助下，負責本集團不同業務職能之策略性規劃及日常管理和營運。
A.2.2	主席應確保董事會會議上所有董事均適當知悉當前的事項。	√	• 在執行董事及公司秘書協助下，主席致力確保董事會會議上所有董事均適當知悉當前的事項，並適時獲得足夠及可靠的資料。

參考守則	守則條文	遵守	企業管治常規
A.2.2 (續)			• 除董事會定期會議外，主席與非執行董事(包括獨立非執行董事)在執行董事並不出席的情況下於二零零七年五月及十一月舉行會議。會議之出席率詳情如下：

	出席次數
主席	
李嘉誠	2/2
非執行董事	
梁肇漢	1/2
霍建寧	2/2
陸法蘭	1/2
周近智	2/2
麥理思	2/2
獨立非執行董事	
郭敦禮	2/2
葉元章	2/2
馬世民	2/2
周年茂	2/2
洪小蓮	2/2
王葛鳴	2/2
張英潮	2/2
關超然#	2/2

附註：根據本公司組織章程細則，主席及非執行董事(包括獨立非執行董事)可親身、透過電話或其他電子通訊方式出席會議，或由其替任董事代為出席。

因私人理由於二零零七年一月一日辭任董事，並自二零零七年三月二十二日起再度出任董事。

參考守則	守則條文	遵守	企業管治常規
A.2.3	主席應負責確保董事及時收到充分的資訊，而有關資訊亦必須完備可靠。	√	• 董事會會議文件包括佐證分析及相關背景資料，一般於會議召開前不少於三天送交董事。 • 非執行董事(包括獨立非執行董事)與本集團各業務部門之間的溝通，由公司秘書協調。在該互動過程中，確保董事就其提問及要求澄清之事項獲得回應，並獲提供進一步佐證資料及/或文件(倘適當)。

參考守則	守則條文	遵守	企業管治常規
A.3	**董事會組成**		
	企業管治原則 *董事會應根據本公司業務而具備適當所需技能和經驗。董事會中執行董事與非執行董事的組合應該保持均衡，以便能夠有效地作出獨立判斷。*		
A.3.1	公司所有載有董事姓名的公司通訊中，應該明確說明獨立非執行董事身份。	√	• 在所有公司通訊中已按董事類別及職務(包括主席、執行董事、非執行董事及獨立非執行董事)披露董事會的組成。 • 董事會由二十一位董事組成，包活八位執行董事、五位非執行董事及八位獨立非執行董事。超過三分之一董事會成員為獨立非執行董事，當中超過一位獨立非執行董事具備適當專業資格，或具備適當的會計或相關財務管理專長。 • 董事會組成詳情列載於第176頁。 • 董事個人資料及董事間的關係列載於第24頁至27頁。 • 本公司定期審閱董事會之組成，確保董事會由具備配合本公司業務所需專長、技能及經驗之人士組成。
A.4	**委任、重選及罷免**		
	企業管治原則 *董事會應制定正式、經審慎考慮並具透明度的新董事委任程序，並應設定有秩序的董事接任計劃。所有董事均應每隔若干時距進行重選。*		
A.4.1	非執行董事的委任應有指定任期，並須接受重新選舉。	√	• 根據本公司組織章程細則及企業管治常規守則之規定，所有董事(包括非執行董事)須每三年輪流告退，並須經重選連任。

參考守則	守則條文	遵守	企業管治常規
A.4.2	– 所有為填補臨時空缺而被委任的董事應在接受委任後的首次股東大會上接受股東選舉。	√	• 根據本公司組織章程細則，所有新任董事均須在接受委任後的下次股東大會上(如屬填補臨時空缺)或下屆股東週年大會上(如屬增添董事會成員)膺選連任。
	– 每名董事(包括有指定任期的董事)應輪流退任，至少每三年一次。	√	• 董事會整體負責委任新董事及提名董事於本公司股東大會上經股東重選。根據本公司組織章程細則，董事會可不時委任董事以填補臨時空缺或增添董事會成員。新任董事之任期至本公司下次股東大會(如屬填補臨時空缺)或至本公司下屆股東週年大會(如屬增添董事會成員)為止，並合資格於同一股東大會上膺選連任。 • 根據本公司組織章程細則及企業管治常規守則之規定，所有董事(包括非執行董事)須每三年輪流告退，並須經重選連任。 • 不時審閱董事會的架構、人數及組成，確保董事會由具備配合本公司業務所需技能及經驗之人士組成。獨立非執行董事的獨立性乃根據上市規則相關條例及規定而作出評核。 • 各獨立非執行董事已根據上市規則之規定提交確認其符合獨立性之週年確認書。本公司認為所有獨立非執行董事皆符合上市規則有關獨立性指引之規定，並根據該指引條文屬獨立人士。

參考守則	守則條文	遵守	企業管治常規
A.5	董事責任		

企業管治原則

每名董事須不時瞭解其作為本公司董事的職責，以及本公司的經營方式、業務活動及發展。

A.5.1	– 每名新委任的董事均應在首次接受委任時獲得全面、正式兼特為其而設的就任須知，其後亦應獲得所需的介紹及專業發展。	√	• 為使新任董事掌握其作為本公司董事的職責及責任，以及本公司的業務運作，公司秘書及公司秘書處主要人員於新任董事獲委任前後均與其保持緊密聯繫。 • 每位新任董事均獲發一份由本公司法律顧問制訂及審閱的相關資料，列載上市規則、公司條例，以及其他相關法例及香港有關監管規例所訂明之董事職責及責任。各董事將不時獲提供一份修訂資料，以參考及獲悉有關董事職責及責任之法例、規則及規例的最新發展。由香港公司註冊處於二零零七年十月刊發之「有關董事責任的非法定指引」修訂本已送予各董事以供參考及閱覽。
	– 確保他們對公司的運作及業務均有適當的理解，以及完全知道本身在法規及普通法、上市規則、適用的法律規定及其他監管規定以及公司的業務及管治政策下的職責	√	• 不時發出備忘錄以通知董事最新的法律及規管變動，以及其他有關董事履行其責任的事宜。 • 年內舉行講座並邀請卓越專業人士向董事講解有關董事職責及平衡企業管治成本與效益等相關課題，出席率約81%。

企業管治報告*(續)*

參考守則	守則條文	遵守	企業管治常規
A.5.2	非執行董事的職能包括：		• 非執行董事就本公司之未來業務路向及策略規劃提供獨立見解及意見。
	– 參與公司董事會會議，在涉及策略、政策、公司表現、問責性、資源、主要委任及操守準則等事宜上，提供獨立的意見	√	• 非執行董事定期審閱本公司的財務資料及營運表現。 • 獨立非執行董事獲邀出任本公司審核委員會及薪酬委員會成員。
	– 在出現潛在利益衝突時發揮牽頭引導作用	√	
	– 應邀出任審核委員會、薪酬委員會、提名委員會及其他管治委員會成員	√	
	– 仔細檢查公司的表現是否達到既定的企業目標和目的，並監察匯報公司表現的事宜	√	
A.5.3	每名董事應確保能付出足夠時間及精神以處理公司的事務，否則不應接受委任。	√	• 年內各董事會會議之出席率令人滿意。出席記錄詳見第I部之第A.1.1項。 • 各執行董事對其負責的業務範疇及運作均有實際知識及相關專長。董事對本公司業務的關注程度，應按其投入的時間、質素，以及因應其知識及專長作出之貢獻予以衡量。

參考守則	守則條文	遵守	企業管治常規
A.5.4	— 董事必須遵守標準守則。 — 董事會亦應就有關僱員設定書面指引，指引內容應該不比標準守則寬鬆。	√ √	• 本公司已採納載於上市規則附錄十有關上市發行人董事進行證券交易的標準守則(「標準守則」)，作為本公司董事買賣證券之標準守則，生效日期為二零零四年三月三十一日。 • 所有董事已確認，於截至二零零七年十二月三十一日止年度內，一直遵守標準守則的規定。 • 本公司僱員手冊載有僱員買賣證券之書面指引，該等指引具有與標準守則相符之嚴格規定。

A.6　資料提供及使用

企業管治原則

董事應適時獲提供適當的資料，其形式及素質須使董事能夠在掌握有關資料的情況下作出決定，並能履行其作為本公司董事的職責及責任。

A.6.1	— 董事會定期會議的議程及相關會議文件應全部及時送交全體董事，並至少在計劃舉行董事會或其轄下委員會會議日期的三天前送出 — 董事會其他會議在切實可行的情況下亦應採納以上安排	√ √	• 為確保董事/其轄下委員會成員就董事會/其轄下委員會會議上提出之討論事項掌握充份資料以作出決定，會議文件均於董事會/其轄下委員會定期會議召開前不少於三天送交董事/其轄下委員會成員。

企業管治報告*(續)*

參考守則	守則條文	遵守	企業管治常規
A.6.2	– 管理層有責任向董事會及其轄下委員會提供充足的適時資料，以使董事能夠在掌握有關資料的情況下作出決定。	√	• 公司秘書及合資格會計師均出席所有董事會定期會議，以就企業管治、條例監管及會計與財務等事宜向董事會提供意見(倘適當)。 • 董事與本集團各業務部門之間的溝通，由公司秘書協調。在該互動過程中，確保董事就其提問及要求澄清之事項獲得回應，並獲提供進一步佐證資料(倘適當)。
	– 董事會及每名董事應有自行接觸公司高級管理人員的獨立途徑，以便按需要再作進一步查詢。	√	
A.6.3	– 所有董事均有權查閱董事會文件及相關資料。	√	• 請參見上述第I部之第A.6.1及A.6.2項。
	– 若有董事提出問題，公司必須採取步驟以盡快作出盡量全面的回應。	√	

參考守則	守則條文	遵守	企業管治常規
B.	董事及高級管理人員的薪酬		

B.1 **薪酬及披露的水平及組成**

企業管治原則

應設有正規而具透明度的程序，以制訂有關執行董事酬金的政策及釐訂各董事的薪酬待遇。

B.1.1	應設立具有特定成文權責範圍的薪酬委員會；薪酬委員會的大部分成員應為獨立非執行董事	√	• 根據企業管治常規守則，本公司已成立大部分成員為獨立非執行董事之薪酬委員會(「薪酬委員會」)。 • 本公司已於二零零五年一月一日成立薪酬委員會。 • 薪酬委員會成員包括董事會主席李嘉誠先生(薪酬委員會主席)，以及兩位獨立非執行董事郭敦禮先生及王葛鳴博士。 • 自二零零七年四月刊發本公司二零零六年年報後，薪酬委員會於二零零七年十一月及二零零八年一月召開會議。薪酬委員會委員之出席率詳情如下：

薪酬委員會委員	出席次數
李嘉誠*(薪酬委員會主席)*	2/2
郭敦禮	2/2
王葛鳴	2/2

附註：根據本公司組織章程細則，薪酬委員會委員可親身、透過電話或其他電子通訊方式出席會議，或由其替任人代為出席。

企業管治報告*(續)*

參考守則	守則條文	遵守	企業管治常規
B.1.1 (續)			• 薪酬委員會於上述會議的工作概述如下： 1. 檢討二零零七年至二零零八年度的薪酬政策； 2. 檢討非執行董事的薪酬； 3. 檢討年度表現花紅政策；及 4. 批准執行董事的薪酬建議。
B.1.2	薪酬委員會應就其他執行董事的薪酬建議諮詢主席及/或行政總裁，如認為有需要，亦可索取專業意見。	√	• 薪酬委員會已就董事及高級管理人員之薪酬建議及其他人力資源問題(包括但不限於繼任計劃、重要人事變動，以及招聘及挽留合資格人才政策)諮詢主席及/或董事總經理的意見。 • 本公司之董事酬金乃基於個別董事之技能、知識水平及參與公司事務之程度及表現，並參照公司盈利狀況、同業水平及市場環境而釐定。 • 為確保薪酬委員會可就本集團未來薪酬政策及相關策略上提供更佳意見，薪酬委員會獲告知本集團現有薪酬政策及繼任計劃(如員工薪酬釐定指引及有關之市場趨勢及資料)之詳情。

參考守則	守則條文	遵守	企業管治常規
B.1.3	薪酬委員會在權責範圍方面包括： — 釐訂全體執行董事及高級管理人員的特定薪酬待遇 — 檢討及批准按表現而釐訂的薪酬及終止職務或委任時應付的賠償 — 確保任何董事或其任何聯繫人不得自行釐訂薪酬	√	• 嚴格遵從守則條文規定而制訂之薪酬委員會權責範圍已獲董事會採納並登載於本公司網站。
B.1.4	薪酬委員會應公開其權責範圍，解釋其角色及獲董事會轉授的權力。	√	• 薪酬委員會之權責範圍已登載於本公司網站。 • 薪酬委員會之主要職責包括就董事及高級管理人員之薪酬政策及架構向董事會作出建議，並參照董事會不時議決之企業目標及方針，檢討全體執行董事及高級管理人員之特定薪酬待遇。
B.1.5	薪酬委員會應獲供給充足資源以履行其職責。	√	• 人力資源部門負責提供行政支援及執行經薪酬委員會批核之薪酬待遇及其他人力資源決定。

企業管治報告*(續)*

參考守則	守則條文	遵守	企業管治常規
C	問責及核數		

C.1 財務匯報

企業管治原則

董事會應平衡、清晰及全面地評核本公司的表現、情況及前景。

參考守則	守則條文	遵守	企業管治常規
C.1.1	管理層應向董事會提供充分的解釋及足夠的資料，讓董事會可以就提交給他們批准的財務及其他資料，作出有根據的評審。	√	• 董事每季均獲提供本集團之主要業務活動回顧及主要的財務資料。
C.1.2	– 董事應在企業管治報告中承認他們有編製賬目的責任。 – 核數師亦應在有關財務報表的核數師報告中就他們的申報責任作出聲明。 – 除非假設公司將會持續經營業務並不恰當，否則，董事擬備的賬目應以公司持續經營為基礎，有需要時更應輔以假設或保留意見。	√ √ √	• 董事每年書面確認須就編製本集團財務報表承擔有關責任。 • 董事並不察覺有重大不明朗事件或情況可能會嚴重影響本公司持續經營的能力(按企業管治常規守則第C.1.2條所指)。 • 本公司會計部由合資格會計師掌管，在該部門協助下，董事確保本集團財務報表的編製符合有關法規及適用之會計準則。 • 董事並確保本集團財務報表適時予以刊發。 • 本公司核數師就本集團財務報表所作之申報責任聲明列載於第168頁及169頁之獨立核數師報告內。

參考守則	守則條文	遵守	企業管治常規
C.1.2 (續)	– 若董事知道有重大不明朗事件或情況可能會嚴重影響公司持續經營的能力，董事應在企業管治報告清楚顯著披露及詳細討論此等不明朗因素。	不適用	
C.1.3	有關董事會應平衡、清晰及明白地評審公司表現的責任，適用於年度報告及中期報告、其他涉及股價敏感資料的通告及根據上市規則規定須予披露的其他財務資料，以及向監管者提交的報告書以至根據法例規定須予披露的資料。	√	• 董事會於所有股東通訊中，對本集團之業績及狀況作出清晰、平衡及易於理解的評審。 • 董事會知悉適用規則及規例中有關適時披露股價敏感資料或本公司相關事宜的規定，並將在適當時批准刊發有關公佈。公司秘書及公司秘書處主要人員與法律顧問緊密合作，就交易事項及交易建議的重要性及敏感程度諮詢其意見，並據此向董事會提出建議。

參考守則	守則條文	遵守	企業管治常規
C.2	**內部監控**		
	企業管治原則 *董事會應確保本公司的內部監控系統穩健妥善而且有效，以保障股東的投資及本公司的資產。*		
C.2.1	– 董事應最少每年檢討一次公司及其附屬公司的內部監控系統是否有效，並在企業管治報告中匯報已經完成有關檢討	√	• 董事會全權負責確保本集團的內部監控系統健全且有效。本集團的內部監控系統，包括界定管理架構及相關的權限，以協助集團達至業務目標、保管資產以防未經授權使用或處理、確保適當的會計記錄得以保存並可提供可靠的財務資料供內部使用或對外發放，並確保符合相關法例及規例。上述監控系統旨在合理(但並非絕對)保證並無重大失實陳述或損失，並管理(但並非完全消除)營運系統失誤及集團未能達標的風險。
	– 有關檢討應涵蓋所有重要的監控方面，包括財務監控、運作監控及合規監控，以及風險管理功能。	√	*內部監控環境* • 本集團已建立一套組織架構，訂明相關的營運政策及程序、職責及權限。 • 執行董事及高級管理人員獲授相關權限就主要的企業策略、政策及合約承擔處理有關事務。 • 營運預算由有關部門制訂並經負責之董事審閱方可實行。本集團已訂立相關程序以評估、檢討及批核主要的資本性及經常性開支，營運業績亦會與預算作比較並定期向執行董事匯報。

參考守則	守則條文	遵守	企業管治常規
C.2.1 (續)			• 本集團已建立適當的內部監控程序，確保全面、正確及準時記錄會計及管理資料，並定期進行檢討及審查，以確保財務報表的編製符合一般認可的會計原則、集團會計政策，以及適用的法律和規例。 • 通過建立內部監控自我評審機制，主要工作單位之管理層須每年度就財務報告是否可靠，營運是否有效及有效率，以及有否遵守有關的法律和規例，評估有關監控工作的有效程度及相關風險。 • 內部審計部對本集團的財務及經營業務作出獨立評估，並向有關管理層作出建設性的建議，使該管理層能作出相應之行動。 內部審計部對各審核單位作出年度風險評估並按照其風險評級訂立年度內審計劃。該計劃需經本公司之審核委員會(「審核委員會」)審批。此外，內部審計部除執行其既定之工作外，亦需執行其他涉及檢討或調查性質之工作。執行董事及審核委員會定期獲悉內部審計的結果及因應內部審計部之推薦所採取的相應行動計劃。再者，內部審計部亦會跟進該行動計劃之執行情況，確保監控工作令人滿意。 • 董事會透過審核委員會每年度檢討一次本公司及其附屬公司的內部監控系統是否有效。董事會認為現有的內部監控制度足以提供足夠而有效的監控環境。有關檢討涵蓋所有重要的監控方面，包括財務監控、運作監控及合規監控，以及風險管理功能。

企業管治報告*(續)*

參考守則	守則條文	遵守	企業管治常規
C.3	**審核委員會**		

企業管治原則

董事會應就如何應用財務匯報及內部監控原則及如何維持與本公司核數師適當的關係作出正規及具透明度的安排。

參考守則	守則條文	遵守	企業管治常規
C.3.1	– 審核委員會的完整會議記錄應由正式委任的會議秘書保存。	√	• 會議記錄由公司秘書擬備，於每次會議後一段合理時間內發送給各審核委員會委員。 • 審核委員會於二零零七年三月及八月召開會議。審核委員會委員之出席率詳情如下：
	– 審核委員會會議記錄的初稿及最終定稿應在會議後一段合理時間內先後發送審核委員會全體成員，初稿供成員表達意見，最終定稿作其記錄之用	√	

審核委員會委員	出席次數
張英潮*(審核委員會主席)*	2/2
郭敦禮	2/2
洪小蓮	2/2

附註：根據本公司組織章程細則，審核委員會委員可親身、透過電話或其他電子通訊方式出席會議，或由其替任人代為出席。

• 審核委員會於二零零七年的工作概述如下：

1. 審閱二零零六年年度業績及二零零七年度中期業績之財務報告；
2. 審閱內部審計部提交有關各部門及相關公司工作的審核結果及建議；
3. 檢討內部監控系統的效能；
4. 審閱外聘核數師的審計結果；
5. 審閱核數師酬金；
6. 審閱不同業務部門之風險及有關業務部門就其風險所提供之分析；及
7. 審閱該等風險之監控機制，並為改善有關狀況之行動計劃提供建議。

參考守則	守則條文	遵守	企業管治常規
C.3.1 （續）			• 審核委員會仔細及審慎考慮管理層及內部/外聘核數師提交的報告後，認為並無發現涉嫌詐騙或違規、嚴重的內部監控不足或涉嫌違反法例、規則或規例的情況，並於二零零八年三月二十五日舉行的會議上作出總結，指內部監控的系統足夠而有效。 • 於二零零八年三月二十五日，審核委員會舉行會議，聯同外聘核數師審閱本集團二零零七年度的綜合財務報表，包括集團採納的會計原則及實務準則。根據此等審閱結果及與管理層、內部審計部及外聘核數師討論後，審核委員會贊同本公司所採納的會計處理方式，並已盡力確保二零零七年年報披露的財務資料符合適用的會計準則及上市規則附錄十六之規定。因此，審核委員會建議董事會批准通過截至二零零七年十二月三十一日止年度的綜合財務報表。 • 審核委員會亦向董事會建議，重新聘任德勤•關黃陳方會計師行（「德勤•關黃陳方」）為本公司二零零八年度的外聘核數師，並建議將有關決議於二零零八年股東週年大會上提交予股東考慮及通過。 • 審核委員會已審閱本集團截至二零零七年十二月三十一日止年度之年報。

企業管治報告*(續)*

參考守則	守則條文	遵守	企業管治常規
C.3.2	現時負責審計公司賬目的核數公司的前任合夥人在他終止成為該公司合夥人的日期，或他不再享有該公司任何財務利益的日期(以日期較後者為準)起計一年內，不得擔任審核委員會的成員。	√	• 概無現時負責審核本公司賬目的核數公司前任合夥人於終止成為該公司合夥人日期起計一年內，擔任本公司審核委員會委員。 • 關超然先生曾為本公司現任核數公司德勤•關黃陳方的合夥人，已於二零零二年六月一日退任有關職務，並於二零零四年九月二十三日(即終止成為德勤•關黃陳方合夥人之後逾一年)出任本公司審核委員會主席。於二零零七年一月一日，關先生退任本公司審核委員會主席。
C.3.3	審核委員會的職權範圍包括： – 就外聘核數師的委任及罷免向董事會提供建議及批准外聘核數師的聘用條款 – 檢討及監察外聘核數師的獨立性及核數程序的有效性 – 審閱公司的財務資料 – 監管公司財務申報制度及內部監控程序	√	• 嚴格遵從守則條文規定而制訂之審核委員會職權範圍已獲董事會採納並登載於本公司網站。

參考守則	守則條文	遵守	企業管治常規
C.3.4	審核委員會應公開其職權範圍，解釋其角色及董事會轉授的權力。	√	• 上市規則規定每家上市發行人必須成立由最少三位非執行董事組成之審核委員會，其中大部分成員須為獨立非執行董事及至少一位須具備適當專業資格，或具備適當的會計或相關財務管理專長。本公司參考香港會計師公會刊發之「成立審核委員會指引」，已於一九九八年十二月成立審核委員會。 • 根據企業管治常規守則之規定，審核委員會之職權範圍已於二零零五年一月一日作出修訂，大部分內容已採納企業管治常規守則的條文。審核委員會經修訂之職權範圍已登載於本公司網站。 • 審核委員會之主要職責包括審查及監察本公司之財政匯報系統及內部運作監控程序、審閱本集團之財務資料，以及檢討本公司與外聘核數師的關係。審核委員會自成立以來均有定期舉行會議。 • 繼關超然先生於二零零七年一月一日退任審核委員會主席後，審核委員會由三位獨立非執行董事張英潮先生(審核委員會主席)、郭敦禮先生及洪小蓮女士組成，年內共舉行兩次會議。

企業管治報告*(續)*

參考守則	守則條文	遵守	企業管治常規
C.3.5	凡董事會不同意審核委員會對甄選、委任、辭任或罷免外聘核數師事宜的意見，公司應在企業管治報告中列載審核委員會闡述其建議的聲明，以及董事會持不同意見的原因。	不適用	• 審核委員會向董事會建議，重新聘任德勤•關黃陳方出任本公司二零零八年度的外聘核數師，惟須經股東於即將舉行的股東週年大會上批准，方可作實。 • 於截至二零零七年十二月三十一日止年度，本公司外聘核數師收取核數服務費用約港幣六百萬元及稅務與其他服務費用約港幣一百萬元。
C.3.6	審核委員會應獲供給充足資源以履行其職責。	√	• 審核委員會已獲通知，若審核委員會認為有必要尋求獨立專業意見，公司秘書可代為安排，費用由本公司支付。

D. 董事會權力的轉授

D.1 管理功能

企業管治原則

本公司應有一項正式的預定計劃表，列載特別要董事會作決定的事項及授權管理層決定的事項。

參考守則	守則條文	遵守	企業管治常規
D.1.1	當董事會將其管理及行政功能方面的權力轉授予管理層時，必須同時就管理層的權力，給予清晰的指引，特別是在何種情況下管理層應向董事會匯報以及在代表公司作出任何決定或訂立任何承諾前應取得董事會批准等事宜方面。	√	• 執行董事根據其專長負責不同的業務及職能部門。 • 請參閱列載於第111頁之管理架構圖。 • 一切性質重大之事項或交易均交由董事會審批。 • 根據上市規則或其他適用的規則或規例而須予披露之重要事項或交易，均會作出適當之披露，並於需要時根據適用之規則及規例要求，刊發通函及取得股東之批准。

參考守則	守則條文	遵守	企業管治常規
D.1.2	公司應將那些保留予董事會的職能及那些轉授予管理層的職能分別確定下來；公司也應定期作檢討以確保有關安排符合公司的需要。	√	• 在主席領導下，董事會負責本集團未來發展路向、整體策略及政策、並評估集團及管理層的表現，以及批准重大或重要事項。 • 在董事總經理帶領下，管理層負責集團的日常營運。

D.2　董事會轄下的委員會

企業管治原則

董事會轄下各委員會的成立應訂有書面的特定職權範圍，清楚列載委員會權力及職責。

參考守則	守則條文	遵守	企業管治常規
D.2.1	若要成立委員會處理事宜，董事會應充分清楚訂明該等委員會的職權範圍，讓有關委員會能適當地履行其職能。	√	• 董事會已成立兩個轄下委員會，即審核委員會及薪酬委員會，各自的職權範圍已列載於上文第I部之第C.3.3項及第B.1.3項內。
D.2.2	董事會轄下各委員會的職權範圍應規定該委員會要向董事會匯報其決定或建議，除非該等委員會受法律或監管限制所限而不能作此匯報(例如因監管規定而限制披露)。	√	• 董事會轄下委員會於董事會會議向董事會匯報其決定及建議。

參考守則	守則條文	遵守	企業管治常規
E.	**與股東的溝通**		

E.1 有效溝通

企業管治原則

董事會應盡力與股東持續保持對話,尤其是藉股東週年大會或其他全體會議與股東溝通及鼓勵他們的參與。

參考守則	守則條文	遵守	企業管治常規
E.1.1	在股東大會上,會議主席應就每項實際獨立的事宜個別提出決議案。	√	• 每項實際獨立的事宜,均在股東大會上以個別決議案提呈,包括選舉個別董事。
E.1.2	– 董事會主席應出席股東週年大會,並安排審核委員會、薪酬委員會及提名委員會(視何者適用而定)的主席,或在該等委員會的主席缺席時由另一名委員在股東週年大會上回答提問。	√	• 於二零零七年,董事會主席、審核委員會主席及薪酬委員會主席均有出席股東週年大會,並可於會上回答提問。

參考守則	守則條文	遵守	企業管治常規
E.1.2 (續)	－ 董事會轄下的獨立委員會(如有)的主席亦應在任何批准以下交易的股東大會上回應問題，即關連交易或任何其他須經獨立批准的交易。	√	• 本公司與股東及投資者建立不同的通訊途徑：(i) 按上市規則規定，寄發公司通訊(其中包括但不限於年報、中期報告、會議通告、通函及代表委任表格)印刷本，股東亦可選擇以電子方式收取該等文件；(ii) 股東可於股東週年大會上發表建議及與董事交換意見；(iii) 本公司網站載有集團之最新及重要資訊；(iv) 本公司網站為股東及權益人提供與本公司溝通之途徑；(v) 本公司不時召開新聞發佈會及投資分析員簡佈會向有關人士提供本集團最新業績資料；(vi) 本公司之股票過戶處為股東處理一切股票登記及相關事宜；及 (vii) 本公司企業事務部處理股東及投資者之一般查詢。

企業管治報告*(續)*

參考守則	守則條文	遵守	企業管治常規
E.2	**以投票方式表決**		
	企業管治原則 *本公司應定期通知股東以投票方式表決的程序，並確保符合上市規則有關以投票方式表決的規定及本公司的組織章程文件。*		
E.2.1	– 大會主席應確保在公司致股東通函內，已載列以投票方式表決的程序。	√	• 於二零零七年，有關股東要求投票表決之權利已列載於載有股東週年大會通告之通函內。 • 於二零零七年，股東週年大會主席行使本公司組織章程細則賦予之權力，就股東大會通告內之各項決議案進行投票表決。
	– 大會主席及/或董事若在會議上個別或共同持有委任代表投票權，佔公司股份的總投票權5%以上，須在若干情況下(如大會以舉手方式表決時，表決結果與該等委任代表的表格所指示者相反)要求以投票方式表決。	√	
	– 如在此等情況下要求以投票方式進行表決，則大會主席應在會議上披露董事持有所有委任代表投票權書所代表的總票數，以顯示以舉手方式表決時所投的相反票。	√	

參考守則	守則條文	遵守	企業管治常規
E.2.2	一 公司應點算所有委任代表投票的票數以及除非要求以投票方式進行表決，大會主席應在會上表明每項決議案的委任代表投票比例，以及贊成和反對票數(如以舉手方式表決)。	√	• 本公司股票過戶處之代表獲委任為股東週年大會的監票員，以監察投票及點算票數。 • 投票表決結果已於本公司股東週年大會之續會上公佈，登載於本公司及聯交所網站，並於緊隨本公司股東大會後之營業日於香港報章刊登。
	一 公司應確保所有票數均適當點算及記錄在案。	√	
E.2.3	大會主席應確保在會議開始時已解釋下列事宜：		• 於二零零七年舉行之股東週年大會上，大會主席已解釋以投票方式進行表決(有關程序已列載於載有股東週年大會通告之通函內)然後回答股東提問之詳細程序。 • 於二零零七年舉行之股東週年大會上，大會主席行使本公司組織章程細則賦予之權力，就股東週年大會通告內之各項決議案進行投票表決。
	一 在決議案以舉手方式表決之前股東要求以投票方式表決的程序；及	√	
	一 在要求以投票方式表決的情況下，以投票方式進行表決然後回答股東提出任何問題的詳細程序。	√	

II. 建議最佳常規

參考建議最佳常規	建議最佳常規	遵守(「C」)/解釋(「E」)	企業管治常規
A	董事		
A.1	董事會		
	企業管治原則 *董事會應負有領導及監控本公司的責任,並集體負責統管及監督本公司事務。*		
A.1.9	就董事可能會面對的法律行動作適當的投保安排	C	• 本公司自於一九九一年七月一日至今(包括二零零七至二零零八年度),均有為董事及職員安排適當的董事及職員責任保險。
A.1.10	董事會轄下委員會應在切實可行的範圍內採納A.1.1至A.1.8條所列的原則、程序及安排。		• 本公司設有審核委員會及薪酬委員會。
	A.1.1 董事會定期會議每年至少召開四次,大部分董事親身出席,或透過其他電子通訊方法積極參與	E	• 根據現有之數據及資料,本公司未能信納由審核委員會進行季度評審將對股東帶來實質利益。主席與非執行董事(包括獨立非執行董事)在執行董事並不出席的情況下每年舉行兩次會議,已有充足機會可向董事會提出意見及建議。
	A.1.2 全體董事皆有機會提出商討事項列入董事會定期會議議程。	C	• 除審核委員會外,本公司亦設有薪酬委員會。薪酬委員會之主要職責為就董事及高級管理人員之薪酬政策及結構向董事會作出建議,並按照一般市場常規就薪酬政策及結構按年進行檢討。因此,薪酬委員會毋須就建議所述一年舉行四次會議。 • 薪酬委員會已於二零零七年度舉行兩次會議。於二零零七年十一月舉行的會議是向薪酬委員會提供有關本年度的市場就業情況及趨勢概要,於二零零八年一月舉行的會議則旨在審閱、考慮及批註有關本公司執行董事的薪酬建議。

參考建議最佳常規	建議最佳常規	遵守(「C」)/解釋(「E」)	企業管治常規
A.1.10 (續)	A.1.3 — 召開董事會定期會議應發出至少十四天通知	C	• 就各董事會轄下委員會會議發出議程前，諮詢所有董事會轄下委員會成員是否有意提出任何商討事項以列入會議議程。 • 每年召開之董事會轄下委員會定期會議均在前一年年底預訂有關舉行日期，使各委員會成員有充裕時間安排出席。
	— 召開其他董事會會議應發出合理通知	C	
	A.1.4 所有董事應可取得公司秘書的意見和享用他的服務，目的是為了確保董事會程序及所有適用規則及規例均獲得遵守。	C	• 至少於每次召開董事會轄下委員會會議前十四天發出正式通知。 • 根據本公司組織章程細則，董事會轄下委員會成員可豁免有關董事會轄下委員會會議之通知，該豁免可於會議前或會議後發出。 • 公司秘書及公司秘書處主要人員隨時向董事會轄下委員會成員提供意見，並須向董事會轄下委員會負責以確保董事會轄下委員會程序及所有適用規則及規例均獲遵守。
	A.1.5 — 經正式委任的會議秘書應備存董事會及其轄下委員會的會議記錄。	C	• 公司秘書擬備所有董事會轄下委員會會議記錄/書面決議案，並記錄會上商議的重要事項及達致的決定。
	— 若有任何董事發出合理通知，應公開有關會議記錄供其在任何合理的時段查閱。	C	• 每次董事會轄下委員會會議結束後，於合理時段內(一般於十四天內)把董事會轄下委員會會議記錄/書面決議案送交全體董事會轄下委員會成員。 • 董事會轄下委員會會議記錄/書面決議案可供董事會轄下委員會成員查閱。

企業管治報告*(續)*

參考建議最佳常規	建議最佳常規	遵守(「C」)/解釋(「E」)	企業管治常規
A.1.10 (續)	A.1.6 — 董事會及其轄下委員會的會議記錄，應對會議上各董事所考慮事項及達致的決定作足夠詳細的記錄。	C	• 會議記錄對董事會轄下委員會所考慮的事項及達致的決定作足夠詳細的記錄。 • 董事會轄下委員會成員有機會就董事會轄下委員會會議記錄初稿表達意見。 • 董事會轄下委員會會議結束後，於合理時段內保存會議記錄的最終定稿作記錄之用。 • 董事會轄下委員會成員已獲通知，若任何董事會轄下委員會成員認為有必要尋求獨立專業意見，公司秘書可代為安排，費用由本公司支付。
	— 董事會會議結束後，應於合理時段內先後將會議記錄的初稿及最終定稿發送全體董事，初稿供董事表達意見，最終定稿則作其記錄之用	C	
	A.1.7 — 董事會應該商定程序，讓董事按合理要求，可在適當的情況下尋求獨立專業意見，費用由公司支付	C	
	— 董事會應議決另外為董事提供獨立專業意見，以協助有關董事履行其對公司的責任。	C	

參考建議最佳常規	建議最佳常規	遵守(「C」)/解釋(「E」)	企業管治常規
A.1.10 (續)	A.1.8 – 若有大股東或董事在董事會將予考慮的事項中存有董事會認為重大的利益衝突，有關事項不應以傳閱文件方式處理或交由轄下委員會處理，而董事會應就該事項舉行董事會會議。	C	• 董事會轄下委員會成員須就董事會轄下委員會將予考慮的事項申報利益(倘適用)。 • 凡涉及利益衝突，有關董事概不參與表決。董事會主席李嘉誠先生兼任薪酬委員會主席。李先生對涉及其薪酬之決定概不參與表決。
	– 在交易中本身及其聯繫人均沒有重大利益的獨立非執行董事應該出席有關的董事會會議。	C	

企業管治報告*(續)*

參考建議最佳常規	建議最佳常規	遵守(「C」)/解釋(「E」)	企業管治常規
A.2	**主席及行政總裁**		
	企業管治原則 *本公司主席及行政總監的責任應清楚區分,以確保權力和授權分佈均衡。*		
A.2.4	– 主席的角色是領導董事會	C	• 董事會主席由執行董事出任,負責領導及有效管理董事會。
	– 主席應確保董事會有效地運作,且履行應有職責,並及時就所有重要的適當事項進行討論。	C	• 董事會主席在諮詢董事會後制訂本集團整體策略方向,並負責從宏觀層面監督管理層的工作。 • 董事會定期開會,於二零零七年三月、五月、八月及十一月召開會議。
	– 主席應主要負責釐定並批准每次董事會會議的議程,在適當情況下,這過程中應計及其他董事提議加入議程的任何事項。主席可將這項責任轉授指定的董事或公司秘書。	C	• 在執行董事及公司秘書協助下,主席致力確保所有董事均適當並適時知悉所有重要及適用事項。 • 公司秘書協助主席擬備各董事會會議議程,並確保由其他董事提出的任何商討事項(倘適用)均已列入會議議程,以及所有適用規則及規例均獲遵守。

參考建議最佳常規	建議最佳常規	遵守(「C」)/解釋(「E」)	企業管治常規
A.2.5	主席應有責任確保公司制定良好的企業管治常規及程序。	C	• 本公司全體董事及管理層致力維持良好的企業管治常規及程序。
A.2.6	主席應鼓勵所有董事全力投入董事會事務，並以身作則，確保董事會行事符合公司最佳利益。	C	• 詳情請參閱第II部之第A.2.4及A.2.5項。
A.2.7	主席應至少每年與非執行董事(包括獨立非執行董事)舉行一次沒有執行董事出席的會議。	C	• 除董事會定期會議外，主席與非執行董事(包括獨立非執行董事)在執行董事並不出席的情況下於二零零七年五月及十一月舉行會議。會議之出席率詳情列載於第64頁。

參考建議最佳常規	建議最佳常規	遵守(「C」)/解釋(「E」)	企業管治常規
A.2.8	主席應確保採取適當步驟保持與股東有效聯繫，以及確保股東意見可傳達到整個董事會。	C	• 本公司與股東及投資者建立不同的通訊途徑：(i) 按上市規則規定，寄發公司通訊(其中包括但不限於年報、中期報告、會議通告、通函及代表委任表格)印刷本，股東亦可選擇以電子方式收取該等文件；(ii) 股東可於股東週年大會上發表建議及與董事交換意見；(iii) 本公司網站載有集團之最新及重要資訊；(iv) 本公司網站為股東及權益人提供與本公司溝通之途徑；(v) 本公司不時召開新聞發佈會及投資分析員簡佈會向有關人士提供本集團最新業績資料；(vi) 本公司之股票過戶處為股東處理一切股票登記及相關事宜；及 (vii) 本公司企業事務部處理股東及投資者之一般查詢。
A.2.9	主席應促進董事(特別是非執行董事)對董事會作出有效貢獻，並確保執行董事與非執行董事之間維持建設性的關係。	C	• 詳情請參閱第II部之第A.2.4及A.2.5項。

參考建議最佳常規	建議最佳常規	遵守(「C」)/解釋(「E」)	企業管治常規
A.3	董事會組成		
	企業管治原則 *董事會應根據本公司業務而具備適當所需技能和經驗。董事會中執行董事與非執行董事的組合應該保持均衡，以便能夠有效地作出獨立判斷。*		
A.3.2	公司所委任的獨立非執行董事應佔董事會成員人數至少三分一。	C	• 董事會由二十一位董事組成，包括八位執行董事、五位非執行董事及八位獨立非執行董事。超過三分之一董事會成員為獨立非執行董事，當中超過一位獨立非執行董事具備適當專業資格，或具備適當的會計或相關財務管理專長。
A.3.3	公司應在其網站上設存及提供最新的董事會成員名單，並列明其角色和職能，以及註明其是否獨立非執行董事。	C	• 本公司在其網站設存最新之董事名單及其個人資料，以及明確註明其是否獨立非執行董事。本公司亦於網站登載董事會轄下委員會權責範圍，確保股東了解獨立非執行董事出任董事會轄下委員會成員所擔任之角色。
		E	• 執行董事須以團隊形式共同負責本集團之整體行政職能，以提升效率及效益，因此本公司認為，於本公司網站列載個別執行董事之角色及職能並不恰當，亦無實質意義。

參考建議最佳常規	建議最佳常規	遵守(「C」)/解釋(「E」)	企業管治常規
A.4	**委任、重選及罷免**		
	企業管治原則 *董事會應制定正式、經審慎考慮並具透明度的新董事委任程序，並應設定有秩序的董事接任計劃。所有董事均應每隔若干時距進行重選。*		
A.4.3	– 若獨立非執行董事在任已過九年，任何擬繼續委任該名獨立非執行董事均應以獨立決議案形式由股東審議通過。	C	• 於本公司之股東週年大會上，每位須輪流告退之獨立非執行董事均以獨立決議案委任。每位於股東週年大會上膺選連任之獨立非執行董事均已按照上市規則第3.13條規定就其獨立性作出確認。本公司於通函內申明各膺選連任之獨立非執行董事已遵守上市規則第3.13條之獨立指引，並根據該指引條文屬獨立人士。根據建議最佳常規，本公司需於通函內就個別董事膺選連任之原因作出建議，由於所有膺選連任董事之有關履歷已列載於通函內以供股東參閱，本公司認為由股東自行獨立決定是否批准個別董事連任更為重要。
	– 董事會應在提議選任該名獨立非執行董事的決議案隨附的文件中，向股東列明董事會認為該名人士仍屬獨立人士的理由以及他們認為應重新選任其為董事的原因。	C	

參考建議最佳常規	建議最佳常規	遵守(「C」)/解釋(「E」)	企業管治常規
A.4.4 – A.4.8	– 公司應設立提名委員會。提名委員會須以獨立非執行董事佔大多數。 – 公司應書面訂明提名委員會具體的職權範圍，清楚説明委員會的職權和責任。 – 建議提名委員會應履行以下責任： (a) 定期檢討董事會的架構、人數及組成(包括技能、知識及經驗方面)，並就任何擬作出的變動向董事會提出建議；	E	• 本公司並未設立提名委員會。董事會全體負責委任新董事及提名董事於本公司股東大會上經股東重選。根據本公司組織章程細則，董事會可不時委任董事以填補臨時空缺或增添董事會成員。新任董事之任期至本公司下次股東大會(如屬填補臨時空缺)或至本公司下屆股東週年大會(如屬增添董事會成員)為止，並合資格於同一股東大會上膺選連任。 • 由於董事會負責不時審閱董事會之架構、人數及組成，確保董事會由具備配合本公司業務所需技能及經驗之人士組成，加上董事會全體共同負責審訂董事(尤其是主席及董事總經理)之繼任計劃，因此本公司認為目前不需設立提名委員會。

企業管治報告*(續)*

參考建議最佳常規	建議最佳常規	遵守(「C」)/解釋(「E」)	企業管治常規
A.4.4 – A.4.8 (續)	(b) 物色具備合適資格可擔任董事的人士，並挑選提名有關人士出任董事或就此向董事會提供意見； (c) 評核獨立非執行董事的獨立性；及 (d) 就董事委任或重新委任以及董事(尤其是主席及行政總裁)繼任計劃的有關事宜向董事會提出建議。		• 根據本公司組織章程細則，董事會可不時委任董事以填補臨時空缺或增添董事會成員。本公司以正式、審慎及具透明度之程序委任新董事。就董事人選正式提出建議前將徵詢現任董事(包括獨立非執行董事)之意見。經考慮委任新董事的建議後，董事會將全體作出最終決定。 • 董事會全體負責按上市規則相關條例及規定就獨立非執行董事之獨立性作出評估。本公司認為所有獨立非執行董事皆符合上市規則有關獨立性指引之規定，並根據該指引條文屬獨立人士。

參考建議最佳常規	建議最佳常規	遵守(「C」)/解釋(「E」)	企業管治常規
A.4.4 – A.4.8（續）	– 提名委員會應公開其職權範圍，解釋其角色以及董事會轉授予其的權力。		
	– 提名委員會應獲供給充足資源以履行其職責。		
	– 若董事會擬於股東大會上提呈決議案選任某人士為獨立非執行董事，有關股東大會通告所隨附的致股東通函及/或說明函件中，應該列明董事會認為應選任該名人士的理由以及他們認為該名人士屬獨立人士的原因。		• 詳情請參閱第II部之第A.4.3項。

參考建議最佳常規	建議最佳常規	遵守(「C」)/解釋(「E」)	企業管治常規
A.5	董事責任		
	企業管治原則 *每名董事須不時瞭解其作為本公司董事的職責，以及本公司的經營方式、業務活動及發展。*		
A.5.5	所有董事應參與持續專業發展計劃，發展並更新其知識及技能，以助確保其繼續在具備全面資訊及切合所需的情況下對董事會作出貢獻。公司應負責安排合適的發展計劃並提供有關資金。	C	• 本公司定期告知各董事有關其職能及責任。透過董事會定期會議及傳閱之書面決議案、備忘錄及董事會文件，各董事得以掌握本公司之經營方針、業務活動及發展。 • 每位新任董事均獲發一份由本公司法律顧問制訂及審閱的相關資料，列載上市規則、公司條例，以及其他相關法例及香港有關監管規例所訂明之董事職責及責任。各董事將不時獲提供一份修訂資料，以參考及獲悉有關董事職責及責任之法例、規則及規例的最新發展。由香港公司註冊處於二零零七年十月刊發之「有關董事責任的非法定指引」修訂本已送予各董事以供參考及閱覽。 • 不時發出備忘錄以通知董事最新的法律及規管變動，以及其他有關董事履行其責任的事宜。 • 年內舉行講座並邀請卓越專業人士向董事講解有關董事職責及平衡企業管治成本與效益等相關課題。

參考建議最佳常規	建議最佳常規	遵守(「C」)/解釋(「E」)	企業管治常規
A.5.6	每名董事應於接受委任時向公司披露(並於其後定期披露)其於公眾公司或組織擔任職位的數目及性質以及其他重大承擔，其中必須提供公眾公司或組織的名稱以及顯示其擔任有關職務所涉及的時間。董事會應自行決定相隔多久作出一次披露。	C	• 董事於接受委任時已向本公司披露(並於其後不時披露)其於公眾公司或組織擔任職位的數目及性質，以及其他重大承擔，並提供該等公眾公司或組織之名稱。
A.5.7	非執行董事作為與其他董事擁有同等地位的董事會成員，應定期出席董事會及其同時出任委員會成員的委員會(例如審核委員會、薪酬委員會或提名委員會)的會議並積極參與會務，以其技能、專業知識及不同的背景及資格作出貢獻。非執行董事並應出席股東大會，對公司股東的意見有公正的了解。	C	• 年內各董事會會議、董事會轄下委員會會議、主席與非執行董事(包括獨立非執行董事)會議及股東大會之出席率均令人滿意。有關出席記錄之詳情請參閱第I部之第A.1.1、A.2.2、B.1.1及C.3.1項。 • 參與會務及作出貢獻的程度應從數量與質量兩方面作評定。

參考建議最佳常規	建議最佳常規	遵守(「C」)/解釋(「E」)	企業管治常規
A.5.8	非執行董事須透過提供獨立、富建設性及有根據的意見對發行人制定策略及政策作出正面貢獻。	C	• 年內各董事會會議、董事會轄下委員會會議、主席與非執行董事(包括獨立非執行董事)會議及股東大會之出席率均令人滿意。有關出席記錄之詳情請參閱第I部之第A.1.1、A.2.2、B.1.1及C.3.1項。

A.6　資料提供及使用

企業管治原則

董事應適時獲提供適當的資料,其形式及素質須使董事能夠在掌握有關資料的情況下作出決定,並能履行其作為本公司董事的職責及責任。

企業管治常規守則第A.6節內並無建議最佳常規。

B.　董事及高級管理人員的薪酬

B.1　薪酬及披露的水平及組成

企業管治原則

應設有正規而具透明度的程序,以制訂有關執行董事酬金的政策及釐定各董事的薪酬待遇。

B.1.6	執行董事的薪酬結構中,應有頗大部分的報酬與公司及個人表現掛鈎。	C	• 於二零零七年,執行董事的薪酬結構中有大部分報酬均與公司及個人表現掛鈎。有關酌情發放之花紅詳情請參閱財務報表附註第(4)項。
B.1.7	公司應在其年度報告及賬目內披露每名高級管理人員的酬金,並列出每名高級管理人員的姓名。	E	• 高級管理人員的薪酬只佔本公司小部分之營業額或溢利。披露個別高級管理人員薪酬對股東而言並無重大得益,且無實質作用。

參考建議最佳常規	建議最佳常規	遵守(「C」)/解釋(「E」)	企業管治常規
B.1.8	凡董事會議決通過的薪酬或酬金安排為薪酬委員會先前議決不予通過者，董事會須在下一份年報中披露其通過該項決議的原因。	不適用	• 董事會並無通過任何曾於先前遭薪酬委員會否決之薪酬或補償安排。

C. 問責及核數

C.1 財務匯報

企業管治原則

董事會應平衡、清晰及全面地評核本公司的表現、情況及前景。

參考建議最佳常規	建議最佳常規	遵守(「C」)/解釋(「E」)	企業管治常規
C.1.4	公司應於有關季度結束後四十五天內公佈及刊發季度財務業績，而所披露的資料，必須能夠讓股東評核公司的表現、財務狀況及前景。公司擬備任何此等季度財務報告時，應使用那些適用於其半年度及年度賬目的會計政策。	E	• 本公司已於有關期間後之三個月內刊發半年度財務業績，並於有關年度後之四個月內刊發年度財務業績。此外，所有重要及股價敏感交易已根據上市規則於年內公佈及披露。因此，本公司股東得以對本公司之業務表現，財務狀況及發展前景作出評估。本公司認為刊發季度業績並非必要，亦並不符合本公司及其股東之利益，反而將為股東招致與效益不相稱之成本。 • 基於地產物業項目的發展週期一般以三至五年為基礎，因此季度業績或不能適當反映本公司之實際表現。

參考建議最佳常規	建議最佳常規	遵守(「C」)/解釋(「E」)	企業管治常規
C.1.5	公司一旦決定公佈及刊發季度財務業績，即應於其後的財政年度繼續匯報截至第三個月及第九個月的季度業績。若公司決定不公佈及刊發某一季度的財務業績，即應刊發通告，解釋這項決定的原因。	E	• 詳情請參閱第II部之第C.1.4項。

C.2 內部監控

企業管治原則

董事會應確保本公司的內部監控系統穩健妥善而且有效，以保障股東的投資及本公司的資產。

C.2.2	董事會每年檢討的事項應特別包括下列各項：		• 董事會透過審核委員會對本公司及其附屬公司內部監控系統的成效進行年度檢討，以考慮：
	– 自上年檢討後，重大風險的性質及嚴重程度的轉變、以及公司應付其業務轉變及外在環境轉變的能力；	C	– 自上年度檢討後，重大風險的性質及嚴重程度的轉變，以及本公司如何應付其業務與外在環境的轉變；

參考建議最佳常規	建議最佳常規	遵守(「C」)/解釋(「E」)	企業管治常規
C.2.2 (續)	– 管理層持續監察風險及內部監控系統的工作範疇及素質，及(如適用)內部核數功能及其他保證提供者的工作；	C	– 管理層持續監察風險及內部監控系統的工作範圍與質素，以及內部審計部的工作；
	– 向董事會(或旗下委員會)傳達監控結果的詳盡程度及次數；透過有關傳達，董事會得以對公司的監控情況及風險管理的有效程度建立累積的評審結果；	C	– 交代監控結果的詳盡程度及次數，使董事會得以對本公司監控情況及風險管理的有效程度建立累積的評審結果；
	– 期內任何時候發生重大監控失誤或發現重大監控弱項的次數，及因此導致未能預見的後果或緊急情況的嚴重程度，而該等後果或情況對公司的財務表現或情況已產生、可能已產生或將來可能會產生的重大影響；及	C	– 有否發現重大監控失誤或弱項，以及因而導致未能預見的後果或緊急情況的嚴重程度，而該等後果或情況對本公司的財務表現或狀況有可能產生重大影響；及
	– 公司有關財務報告及遵守創業板《上市規則》規定的程序是否有效。	C	– 本公司有關財務匯報及遵守上市規則規定的程序是否有效。

企業管治報告*(續)*

參考建議最佳常規	建議最佳常規	遵守(「C」)/解釋(「E」)	企業管治常規
C.2.3	作為《企業管治報告》的部分內容，公司應以述形式披露其如何在報告期內遵守有關內部監控的守則條文。有關披露內容也應包括下列事項：		• 除上述第1部之第C.2.1項所披露外，董事會透過審核委員會在報告期內遵守有關內部監控守則條文所採取的程序如下：
	– 公司賴以辨認、評估及管理所面對的重大風險所採取的程序；	C	– 董事會透過審核委員會辨認、評估及管理重大風險所採取的程序包括：(i) 由各主要業務部門之管理人員負責辨認及評估有關達致業務目標的潛在風險，並決定所需監控工作以減輕風險；(ii) 建立內部監控自我評審機制，並要求各主要業務部門之管理層透過詳盡問卷，評估監控系統的有效程度及辨認風險。其過程及結果由內部審計部檢討，並構成審核委員會就監控系統成效作年度評估的工作之一；(iii) 內部審計部對各主要業務部門作出年度風險評估以訂立審核計劃；及 (iv) 評估與管理重大風險有關之內部監控系統的成效；
	– 任何有助了解公司風險管理程序及內部監控系統的額外資料；	C	
	– 董事會承認其須對公司的內部監控系統負責，並有責任檢討該制度的有效性；	C	– 董事會確認其負責內部監控系統及最少每年一次檢討其成效；
	– 公司檢討內部監控系統是否有效所採取的程序；及	C	– 董事會透過審核委員會檢討內部監控系統成效所採取的程序包括：(i) 審閱內部審計部匯報的重大風險；(ii) 檢討內部審計部的審核計劃；(iii) 檢討內部審計部(及外聘核數師)之審核報告所提出的重大事項；及 (iv) 檢討管理層的內部監控自我評審工作結果；及

參考建議最佳常規	建議最佳常規	遵守(「C」)/解釋(「E」)	企業管治常規
C.2.3 (續)	– 公司就處理於年度報告及賬目內所披露的有關重要內部監控事項的重大問題所採取的程序。	C	– 董事會透過審核委員會就年報及財務報表內披露涉及的重要內部監控事項重大問題所採取的處理程序包括：(i)評估其對本公司的影響；(ii)採取相應與及時的補救措施；及(iii)考慮是否需要對相關內部監控系統作出更廣泛之管控。
C.2.4	公司應確保所披露的是有意義的資料，而且沒有給人有誤導的感覺。	C	• 本公司致力確保所作披露均為具意義的資料，而且不會予人誤導的感覺。
C.2.5	沒有內部核數功能的公司應每年檢討是否需要增設此項功能，然後在其《企業管治報告》內披露檢討結果。	不適用	• 詳情請參閱第I部之第C.2項。

企業管治報告*(續)*

參考建議最佳常規	建議最佳常規	遵守(「C」)/解釋(「E」)	企業管治常規
C.3	**審核委員會**		
	企業管治原則 *董事會應就如何應用財務匯報及內部監控原則及如何維持與本公司核數師適當的關係作出正規及具透明度的安排。*		
C.3.7	審核委員會的職權範圍亦須包括：		• 本公司已向員工派發員工手冊，當中載有員工向其部門主管及人力資源及行政部反映任何問題(不論是否與員工事業發展或任何不滿及申訴有關)以待作出相應行動的機制。本公司認為此機制足以確保員工與本公司之管理層有直接溝通。
	— 檢討公司設定的以下安排：公司僱員可暗中就財務匯報、內部監控或其他方面可能發生的不正當行為提出關注。審核委員會應確保有適當安排，讓公司對此等事宜作出公平獨立的調查及採取適當行動；及	E	
	— 擔任公司與外聘核數師之間的主要代表，負責監察二者之間的關係。	C	

參考建議最佳常規	建議最佳常規	遵守(「C」)/解釋(「E」)	企業管治常規
D.	董事會權力的轉授		
D.1	管理功能		
	企業管治原則 *本公司應有一項正式的預定計劃表，列載特別要董事會作決定的事項及授權管理層決定的事項。*		
D.1.3	公司應披露董事會與管理層之間的職責分工，以協助那些受企業決策影響者更瞭解董事會與管理層各自如何對公司負責及作出貢獻。	C	• 請參閱列載於第111頁之管理架構圖。
D.1.4	董事應清楚瞭解既定的權力轉授安排。為此，公司應有正式的董事委任書，訂明有關委任的主要條款及條件。	E	• 向本公司董事發出正式委任書並非本公司之常規，惟董事清楚了解彼等共同及個別對本公司履行之職責。此外，由於部分職責長久以來建基於普通法所訂之誠信、技巧、謹慎及努力行事職責，將該等職責以書面形式全面列載實際並不可行。現行公司條例並無列出有關董事之責任，而由香港公司註冊處發出有關董事責任的非法定指引，反映將該等職責簡化成書面形式實有困難之處。具有正式委任書亦可能欠缺靈活性。

參考建議最佳常規	建議最佳常規	遵守(「C」)/解釋(「E」)	企業管治常規
D.2	**董事會轄下的委員會**		

企業管治原則

董事會轄下各委員會的成立應訂有書面的特定職權範圍，清楚列載委員會權力及職貫。

企業管治常規守則第D.2節內並無建議最佳常規。

E.	**與股東的溝通**		
E.1	**有效溝通**		

企業管治原則

董事會應盡力與股東持續保持對話，尤其是藉股東週年大會或其他全體會議與股東溝通及鼓勵他們的參與。

企業管治常規守則第E.1節內並無建議最佳常規。

E.2 **以投票方式表決**

企業管治原則

本公司應定期通知股東以投票方式表決的程序，並確保符合上市規則有關以投票方式表決的規定及本公司的組織章程文件。

企業管治常規守則第E.2節內並無建議最佳常規。

管理架構圖



董事會
執行董事：
李嘉誠
李澤鉅
甘慶林
葉德銓
鍾慎強
鮑綺雲
吳佳慶
趙國雄
非執行董事：
梁肇漢
霍建寧
陸法蘭
周近智
麥理思
獨立非執行董事：
郭敦禮
葉元章
馬世民
周年茂
洪小蓮
王葛鳴
張英潮
關超然
審核委員會
張英潮（主席）
郭敦禮
洪小蓮
薪酬委員會
李嘉誠（主席）
郭敦禮
王葛鳴
主席
李嘉誠
董事總經理兼副主席
李澤鉅
物業投資及估價
項目發展
物業銷售、租務及管理
業務發展及投資
財務及會計
企業策略
公司秘書處
法律事務
企業事務
人力資源及行政
資訊科技
內部審計

發展項目概覽

東涌

映灣園洋房項目

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馬鞍山

嵐岸

位處文[illegible]核心[illegible]之優質[illegible]，設有完備會所設施

[illegible]







尖沙咀

1881 Heritage

[illegible]

[illegible]。將成為[illegible]。





將軍澳

首都

[illegible]之現代化[illegible]。[illegible]。

為[illegible]







主要物業表

2007年12月31日

A. 發展中或待發展之物業

地點	地段號碼	集團所佔權益	地盤面積約數(平方米)
香港			
鰂魚涌CASA 880	Q.B.I.L. 4 various sec. of s.B	100.0%	1,230
錦田四季名園	Lot 2081 in D.D. 109	100.0%	48,634
尖沙咀1881 Heritage	K.I.L. 11161	100.0%	12,289
何文田半山一號	K.I.L. 11124	90.0%	17,756
九龍城一地盤	K.I.L. 4013 R.P.	100.0%	3,153
半山一地盤	I.L. 711 s.A	100.0%	592
馬鞍山一地盤	S.T.T.L. 548	100.0%	16,440
天水圍栢慧豪園第二期	T.S.W.T.L. 24	98.5%	32,870
洪水橋一地盤	Lot 2064 in D.D. 121	50.0%	16,292
九龍塘一地盤	N.K.I.L. 5099	100.0%	4,265
屯門一地盤	T.M.T.L. 334	100.0%	1,220
大埔鳳園一地盤	T.P.T.L. 183	100.0%	126,290
荔枝角一地盤	N.K.M.L. 21	100.0%	2,844
葵涌一地盤	K.C.T.L. 157	100.0%	4,645
香港仔一地盤	A.I.L. 354	100.0%	2,006
大埔鳳園一地盤	D.D. 11 若干地段	100.0%	70,277
元朗一地盤	Lot 1457 R.P. in D.D. 123 Y.L.	60.0%	799,977
北區一地盤	若干地段	100.0%	168,921
元朗若干地盤	若干地段	100.0%	189,732
大埔若干地盤	若干地段	100.0%	20,395
內地			
上海嘉里不夜城	–	24.8%	49,931
北京逸翠園	–	50.0%	179,179
上海御翠豪庭	–	50.0%	50,728
珠海海怡灣畔	–	50.0%	100,568
成都南城都匯	–	50.0%	681,816
廣州逸翠灣及西城都薈	–	50.0%	71,281
上海御翠園	–	50.0%	101,869
深圳御峰園	–	50.0%	223,692
西安逸翠園	–	50.0%	480,925
上海馬橋	–	42.5%	260,556
長春淨月潭	–	50.0%	920,673
深圳觀湖園	–	50.0%	375,845

集團所佔樓面面積約數（平方米）	現時土地用途	完成階段	估計完成日期
9,840	住宅	上蓋工程進行中	2008年3月
19,445	住宅	上蓋工程進行中	2008年6月
13,023	商業/酒店	上蓋工程進行中	2008年9月
143,824	住宅/商業	上蓋工程進行中	2009年3月
21,420	酒店	上蓋工程進行中	2009年6月
2,961	住宅	地基工程	2009年7月
82,200	住宅	地基工程	2010年3月
68,394	住宅	地基工程完成	2010年4月
24,938	住宅	地基工程	2010年4月
12,795	住宅	拆樓工程	2010年6月
4,026	住宅	拆樓工程	–
87,356	住宅	計劃中	–
23,996	住宅/商業	計劃中	–
–	工業	計劃中	–
–	工業	計劃中	–
–	農地	計劃中	–
–	農地	計劃中	–
–	農地	計劃中	–
–	農地	計劃中	–
–	農地	計劃中	–
23,266	住宅/商業	內部裝修	2008年1月
13,650	住宅	內部裝修	2008年8月
25,369	住宅/商業	計劃中	2010年12月
1,188	商業	內部裝修	2008年1月
44,088	住宅	計劃中	2009年12月
75,167	住宅	計劃中	2010年3月
4,864	住宅/商業	上蓋工程進行中	2008年3月
73,131	住宅/商業	上蓋工程進行中	2008年9月
50,284	住宅	上蓋工程進行中	2008年6月
35,210	住宅	上蓋工程進行中	2008年8月
60,842	住宅	上蓋工程進行中	2008年10月
900,190	住宅/商業	計劃中	–
93,970	住宅/商業	上蓋工程進行中	2008年9月
77,394	住宅	上蓋工程進行中	2009年3月
11,589	住宅	上蓋工程進行中	2008年9月
6,159	住宅/商業	計劃中	2008年12月
5,243	商業/服務式住宅	計劃中	2009年3月
31,968	住宅/商業	上蓋工程進行中	2008年9月
61,744	住宅/商業	地盤平整	2009年9月
51,749	住宅	地盤平整	2010年6月
56,950	住宅	上蓋工程進行中	2008年9月
67,482	住宅/商業	上蓋工程進行中	2009年6月
396,994	住宅/商業	計劃中	2011年12月
569	住宅	計劃中	2008年9月
18,256	住宅	計劃中	2009年9月
28,596	住宅	地基工程	2008年9月
48,687	住宅	計劃中	2009年9月
83,303	住宅	計劃中	2010年6月
40,315	住宅/商業	計劃中	2011年6月
28,633	住宅	上蓋工程進行中	2008年12月
19,886	住宅	上蓋工程進行中	2009年3月
30,167	住宅	地盤平整	2009年6月

主要物業表*(續)*

A. 發展中或待發展之物業*(續)*

地點	地段號碼	集團所佔權益	地盤面積約數(平方米)
內地*(續)*			
重慶珊瑚水岸	–	47.5%	128,212
成都彩疊園	–	50.0%	373,326
東莞海逸豪庭	–	49.8%	2,565,083
廣州蘿崗中新鎮	–	40.0%	225,548
珠海淇澳島	–	50.0%	199,996
長春南關	–	50.0%	205,696
天津地鐵營口道	–	40.0%	19,617
北京十三陵	–	50.0%	256,327
上海新閘路	–	30.0%	14,528
上海浦東世紀大道	–	25.0%	50,849
上海浦東陸家嘴	–	50.0%	9,298
廣州國際玩具禮品城	–	30.0%	321,261
廣州珊瑚灣畔	–	50.0%	287,286
江門市銀湖灣	–	45.0%	1,333,308
北京順義	–	100.0%	741,823
深圳觀瀾橫坑水庫	–	50.0%	85,183
武漢江漢老浦片	–	50.0%	35,213
惠州大亞灣澳頭	–	50.0%	80,051
深圳福田華強北	–	40.0%	17,105
重慶陡溪	–	50.0%	447,020
武漢江漢花樓街	–	50.0%	105,934
湖南長沙望城	–	50.0%	556,420
廣州增城	–	50.0%	592,798 1,519,834
青島小港灣	–	45.0%	311,774
上海普陀真如副中心	–	49.2%	177,262
重慶楊家山	–	47.5%	1,041,341
海外			
新加坡濱海灣	–	16.7%	53,331
英國倫敦 Lots Road & Chelsea Harbour第二期	–	47.5%	35,693

集團所佔樓面面積約數（平方米）	現時土地用途	完成階段	估計完成日期
55,288	住宅/商業	上蓋工程進行中	2008年12月
52,534	住宅	上蓋工程進行中	2009年6月
72,428	住宅/商業	地基工程	2009年12月
69,494	住宅	上蓋工程進行中	2008年12月
94,154	住宅/商業	地基工程	2009年12月
81,348	住宅	計劃中	2010年9月
49,503	住宅/商業	地基工程	2009年6月
112,060	住宅/商業	地基工程	2009年12月
807,379	住宅/商業	計劃中	–
60,570	住宅/商業	計劃中	2009年8月
32,174	住宅/商業	計劃中	2010年8月
14,214	住宅	計劃中	2009年9月
29,821	住宅	計劃中	2010年3月
47,617	住宅	計劃中	2011年9月
27,107	住宅	計劃中	2012年9月
48,807	住宅/商業	計劃中	2009年9月
50,350	住宅/商業	計劃中	2010年9月
34,743	住宅/商業	計劃中	2011年6月
92,859	住宅/商業	地基工程	2010年3月
39,999	住宅	計劃中	2010年3月
17,376	商業	計劃中	2010年3月
54,154	商業	計劃中	2010年9月
40,000	商業	計劃中	2011年6月
51,402	商業	計劃中	2010年12月
67,709	住宅	計劃中	2010年3月
78,688	住宅/商業	計劃中	2010年12月
48,738	住宅	計劃中	2010年3月
32,479	住宅	計劃中	2011年6月
60,887	住宅/商業/酒店	計劃中	2012年12月
48,738	住宅	計劃中	–
95,477	住宅	上蓋工程進行中	2010年12月
104,337	住宅	地盤平整	2011年12月
245,280	住宅	地盤平整	2013年12月
74,444	住宅/商業	計劃中	2010年12月
81,372	住宅/商業	計劃中	2011年3月
45,339	住宅/商業	計劃中	2011年6月
34,199	住宅	計劃中	2012年6月
39,287	住宅	計劃中	2013年6月
74,802	住宅/商業	上蓋工程進行中	2011年9月
205,116	住宅/商業	計劃中	2011年9月
183,332	住宅/商業	計劃中	2011年9月
323,770	住宅/商業	計劃中	2011年12月
167,317	住宅/商業	計劃中	2012年3月
–	住宅/商業	計劃中	–
413,876	住宅/商業	計劃中	–
354,240	住宅/商業/酒店	計劃中	–
1,466,886	住宅/商業	計劃中	–
40,667	住宅/商業	上蓋工程進行中	2010年3月
32,333	住宅/商業	計劃中	2012年3月
37,778	住宅/商業	拆樓工程	2013年6月

主要物業表*(續)*

B. 本集團佔有發展權益之物業

地點	地段號碼	地盤面積約數(平方米)
香港		
東涌映灣園	T.C.T.L. 5	67,901
將軍澳首都	T.K.O.T.L. 70	14,267
北角The Harbour Grand	I.L. 7106 s.A 及延伸部分	6,816
大圍維修中心	S.T.T.L. 529	70,597
將軍澳86區 (Package 2)	T.K.O.T.L. 70	31,490
將軍澳85區	T.K.O.T.L. 90	19,480
將軍澳86區 (Package 3)	T.K.O.T.L. 70	13,587

C. 投資或自用之物業

地點	地段號碼	集團所佔權益
香港		
中環中心(部分單位)	–	100.0%
金鐘統一中心(部分單位)	–	100.0%
尖沙咀港景匯商場	–	42.5%
大角咀凱帆薈	–	100.0%
調景嶺都會駅	T.K.O.T.L. 73	80.0%
天水圍嘉湖銀座	T.S.W.T.L. 4	98.5%
青衣藍澄灣商場	T.Y.T.L. 140	30.0%
青衣華逸酒店	T.Y.T.L. 140	30.0%
青衣青逸酒店	T.Y.T.L. 140	30.0%
天水圍嘉湖海逸酒店	T.S.W.T.L. 4	98.5%
紅磡灣海韻軒 - 海景酒店	K.I.L. 11103	100.0%
紅磡灣海灣軒 - 海景酒店	K.I.L. 11110	100.0%
葵涌雍澄軒	K.C.T.L. 467 R.P.	100.0%
北角海逸酒店	I.L. 8885	60.9%
馬鞍山海澄軒 - 海景酒店	S.T.T.L. 461	51.0%
紅磡都會海逸酒店	–	50.0%
尖沙咀九龍酒店	–	50.0%
紅磡康力投資大廈	–	100.0%
油塘東源街8號	Y.T.M.L. 69	100.0%

發展物業樓面面積約數(平方米)	現時土地用途	完成階段	估計完成日期
10,494	住宅	上蓋工程進行中	2008年11月
136,240	住宅	上蓋工程進行中	2008年12月
43,162	酒店/非工業	上蓋工程進行中	2008年12月
100,372	住宅	上蓋工程進行中	2009年11月
100,372	住宅	計劃中	2010年7月
113,211	住宅	計劃中	2010年11月
125,800	住宅	上蓋工程進行中	2009年11月
100,680	住宅	上蓋工程進行中	2010年5月
83,216	住宅	地基工程完成	2010年11月
97,400	住宅	計劃中	2011年6月
128,544	住宅	計劃中	2011年12月

地盤面積約數(平方米)	集團所佔樓面面積約數(平方米)	現時用途	契約年期
–	113,169	商業	中期契約
–	3,512	商業	長期契約
–	6,634	商業	中期契約
–	6,943	商業	中期契約
–	13,440	商業	中期契約
–	49,211	商業	中期契約
950	1,777	商業	中期契約
3,147	5,884	酒店	中期契約
3,135	5,862	酒店	中期契約
–	60,591	酒店	中期契約
9,940	119,280	酒店	中期契約
20,364	107,444	酒店	中期契約
7,825	21,190	酒店	中期契約
–	19,410	酒店	中期契約
8,000	28,560	酒店	中期契約
–	21,429	酒店	中期契約
–	15,311	酒店	中期契約
–	30,409	工業	中期契約
2,108	7,170	貨倉	中期契約

主要物業表*(續)*

C. 投資或自用之物業*(續)*

地點	地段號碼	集團所佔權益
內地		
瀋陽麗都喜來登飯店	–	99.0%
成都天府麗都喜來登飯店	–	70.0%
重慶海逸酒店	–	50.0%
重慶大都會廣場	–	50.0%
北京麗都廣場	–	40.0%
北京東方廣場	–	33.4%
上海梅龍鎮廣場	–	30.0%
上海嘉里不夜城	–	24.8%
上海浦東四季雅苑	–	50.0%

主要物業表附註：

1. 本物業表並不包括比重輕微之海外物業、農地及完成待售之物業。
2. 本物業表並不包括上市聯營公司所擁有之物業。
3. 本集團佔有發展權益之物業乃由合作者提供土地，本集團負責興建之費用，或需要時兼付地價，售樓收入/建成後樓宇或發展利潤由雙方按合作發展協議條款分享。

地盤面積約數（平方米）	集團所佔樓面面積約數（平方米）	現時用途	契約年期
14,449	81,180	酒店	中期契約
4,615	39,174	酒店	中期契約
–	25,872	酒店	中期契約
–	70,212	商業	中期契約
–	67,090	商業/酒店/服務式住宅	中期契約
–	191,232	商業/酒店/服務式住宅	中期契約
–	30,640	商業	中期契約
–	22,015	商業/住宅	中期契約
–	53,458	住宅	長期契約

綜合損益計算表

截至2007年12月31日止年度

	附註	2007 百萬元	2006 百萬元
集團營業額		13,277	10,951
攤佔共同發展公司之物業銷售		2,165	4,395
營業額	(3)	15,442	15,346
集團營業額		13,277	10,951
投資及其他收入		5,485	1,306
營運成本			
物業及有關成本		(6,521)	(4,908)
薪金及有關支出		(825)	(696)
利息及其他融資成本		(984)	(589)
其他支出		(457)	(392)
		(8,787)	(6,585)
攤佔共同發展公司之淨溢利		1,697	1,673
投資物業之公平值增加		1,815	1,936
經營溢利		13,487	9,281
攤佔聯營公司之淨溢利		15,682	10,211
除稅前溢利	(4)	29,169	19,492
稅項	(5)	(1,197)	(1,213)
年度內溢利		27,972	18,279
少數股東應佔溢利		(294)	(204)
股東應佔溢利	(6)	27,678	18,075
股息			
已派發中期股息每股五角（2006年一四角六分）		1,158	1,065
擬派末期股息每股一元九角五分（2006年一一元七角四分）		4,517	4,031
		5,675	5,096
每股溢利	(7)	$11.95	$7.80

綜合資產負債表

2007年12月31日結算

	附註	2007 百萬元	2006 百萬元
非流動資產			
固定資產	(8)	10,560	10,222
投資物業	(9)	15,497	14,508
聯營公司	(11)	146,109	134,358
共同發展公司	(12)	23,614	24,130
可出售投資	(13)	10,060	8,674
長期貸款		956	251
		206,796	192,143
流動資產			
物業存貨	(14)	58,418	45,857
應收賬款、按金及預付款項	(15)	4,066	6,634
交易用投資	(16)	1,439	1,223
衍生金融工具		294	162
銀行存款及定期存款		5,609	3,782
		69,826	57,658
流動負債			
銀行及其他借款	(17)	8,872	6,872
應付賬款及費用	(18)	6,889	2,998
衍生金融工具		437	456
税項準備		860	1,265
流動資產淨值		52,768	46,067
資產總額減流動負債		259,564	238,210
非流動負債			
銀行及其他借款	(17)	23,655	27,609
合作發展夥伴借款	(19)	4,000	4,000
遞延税項負債	(20)	1,300	920
		28,955	32,529
資產淨值		230,609	205,681
上列項目代表：			
股本	(21)	1,158	1,158
股本溢價		9,331	9,331
儲備		216,714	189,933
股東權益		227,203	200,422
少數股東權益		3,406	5,259
權益總額		230,609	205,681

李嘉誠　　　　　　葉德銓
董事　　　　　　　董事

資產負債表

2007年12月31日結算

	附註	2007 **百萬元**	2006 百萬元
非流動資產			
固定資產	(8)	**12**	14
附屬公司	(10)	**30,422**	29,551
聯營公司	(11)	**50**	55
共同發展公司	(12)	**248**	74
長期貸款		**3**	4
		30,735	29,698
流動資產			
物業存貨	(14)	**3**	3
應收賬款、按金及預付款項	(15)	**357**	389
銀行存款及定期存款		**587**	512
		947	904
流動負債			
應付賬款及費用	(18)	**169**	132
税項準備		**32**	17
流動資產淨值		**746**	755
資產淨值		**31,481**	30,453
上列項目代表：			
股本	(21)	**1,158**	1,158
股本溢價		**9,331**	9,331
儲備	(22)	**20,992**	19,964
權益總額		**31,481**	30,453

李嘉誠
董事

葉德銓
董事

綜合權益變動表

截至2007年12月31日止年度

	股本及溢價 百萬元	資本儲備 百萬元	投資重估儲備 百萬元	匯兑儲備 百萬元	保留溢利 百萬元	少數股東權益 百萬元	總額 百萬元
2006年1月1日結餘	10,489	345	174	303	173,851	4,761	189,923
年度內溢利	–	–	–	–	18,075	204	18,279
可出售投資之公平值變化	–	–	1,103	–	–	–	1,103
匯兑差額	–	–	–	85	–	5	90
攤佔共同發展公司/非上市聯營公司之儲備	–	–	–	721	–	–	721
已確認之收入及支出總額	–	–	1,103	806	18,075	209	20,193
少數股東權益變化	–	–	–	–	–	321	321
已派發少數股東股息	–	–	–	–	–	(32)	(32)
已派發股東股息	–	–	–	–	(4,724)	–	(4,724)
2006年12月31日結餘	10,489	345	1,277	1,109	187,202	5,259	205,681
年度內溢利	–	–	–	–	27,678	294	27,972
可出售投資之公平值變化	–	–	3,723	–	–	3	3,726
可出售投資售出變現	–	–	(607)	–	–	–	(607)
匯兑差額	–	–	–	178	–	11	189
共同發展公司/非上市聯營公司售出變現	–	–	–	(125)	–	–	(125)
攤佔共同發展公司/非上市聯營公司之儲備	–	–	34	1,089	–	–	1,123
已確認之收入及支出總額	–	–	3,150	1,142	27,678	308	32,278
少數股東權益變化	–	–	–	–	–	(1,982)	(1,982)
已派發少數股東股息	–	–	–	–	–	(179)	(179)
已派發股東股息	–	–	–	–	(5,189)	–	(5,189)
2007年12月31日結餘	**10,489**	**345**	**4,427**	**2,251**	**209,691**	**3,406**	**230,609**

綜合現金流動狀況表

截至2007年12月31日止年度

	附註	2007 百萬元	2006 百萬元
經營業務			
營運產生/(支出)之現金	(一)	962	(16,930)
投資/墊付共同發展公司		(1,561)	(1,485)
共同發展公司股息/還款		2,705	3,214
聯營公司股息		3,825	3,694
證券投資股息		975	146
已收取利息		407	505
已派發股東股息		(5,189)	(4,724)
已派發少數股東股息		(179)	(32)
已支付利得税		(1,222)	(136)
經營業務之現金流入/(支出)淨額		723	(15,748)
投資業務			
聯營公司成為附屬公司時所獲得之現金淨額	(二)	74	–
投資/墊付聯營公司		(26)	(1,552)
聯營公司還款		116	31
售出聯營公司		415	–
投資/墊付共同發展公司		(1,708)	(546)
共同發展公司還款		1,904	–
售出共同發展公司		2,593	–
購入可出售投資		(1,133)	(2,630)
售出/贖回可出售投資		4,448	2,521
增添投資物業		(4)	(862)
增添固定資產		(505)	(574)
作為投資之現金流入/(支出)淨額		6,174	(3,612)
融資活動			
新做銀行及其他借款		7,353	16,689
償還銀行及其他借款		(10,030)	(4,843)
合作發展夥伴借款		–	4,000
增加/(減少)少數股東注資		(622)	321
已支付利息及其他融資成本		(1,771)	(1,335)
融資活動之現金流入/(支出)淨額		(5,070)	14,832
現金及現金等值項目增加/(減少)淨額		1,827	(4,528)
1月1日現金及現金等值項目		3,782	8,310
12月31日現金及現金等值項目	(三)	5,609	3,782

附註：

(一) 營運產生/(支出)之現金

	2007 百萬元	2006 百萬元
除税前溢利	29,169	19,492
利息收入	(434)	(486)
利息支出	984	589
證券投資股息收入	(980)	(146)
攤佔共同發展公司之淨溢利	(1,697)	(1,673)
攤佔聯營公司之淨溢利	(15,682)	(10,211)
售出共同發展公司之溢利	(1,972)	–
售出聯營公司之溢利	(412)	–
投資物業之公平值增加	(1,815)	(1,936)
可出售投資之得益	(1,309)	(280)
折舊	257	172
(增加)/減少長期貸款	(705)	109
增加交易用投資	(200)	(223)
增加物業存貨	(10,676)	(17,755)
減少客戶訂金	(192)	(425)
(增加)/減少應收賬款、按金及預付款項	3,444	(5,316)
(增加)/減少衍生金融工具	(151)	536
增加應付賬款及費用	3,190	638
兑換差額及其他項目	143	(15)
	962	(16,930)

(二) 聯營公司成為附屬公司時所獲得之現金淨額

年度內，本集團進一步購入iBusinessCorporation.com Holdings Limited(「iBusinessCorporation」)之23.7%權益，購入前，iBusinessCorporation為本集團持有49.6%權益之聯營公司。購入後，iBusinessCorporation及其附屬公司成為本集團之附屬公司。該購入對本集團業績及財務狀況無重大影響，其對本集團現金流之影響如下：

	2007 百萬元	2006 百萬元
獲得之銀行存款及定期存款	83	–
減：支付現金代價	(9)	–
獲得之現金淨額	74	–

(三) 現金及現金等值項目

	2007 百萬元	2006 百萬元
銀行存款及定期存款	5,609	3,782

財務報表附註

1. 一般資料

本公司乃香港註冊之有限公司，其股份於香港聯合交易所有限公司上市。註冊辦事處地址及其他公司資料列於年報內第176頁。

2. 主要會計政策

(一)編製基準

本財務報表乃按香港普遍採納之會計原則編製，並符合香港財務報告準則(「HKFRSs」)。本財務報表乃按傳統歷史成本法編製，惟列於附註2(六)、2(八)及2(十一)之證券投資、投資物業及衍生金融工具以公平值列賬。

香港會計師公會已頒佈多項全新及經修訂之HKFRSs。採納於二零零七年一月一日起會計期間生效之HKFRSs對本集團業績及財務狀況無重大影響，本財務報表亦已依照HKFRS 7「金融工具：披露」及香港會計準則第1號之修訂「財務報表呈報：資本披露」的要求作出適當披露。至於仍未生效之HKFRSs，本集團現正評估其對本集團業績及財務狀況之影響。

(二)綜合準則

本集團之綜合財務報表包括總公司及所有直接與間接附屬公司截至12月31日止年度之財務報表。投資於共同發展公司及聯營公司之權益亦分別按附註2(四)及2(五)所述之原則合併計入綜合財務報表內。

年度內購入或售出之附屬公司、共同發展公司及聯營公司，本集團祇將其自購入後至年終或截至售出日止期間之業績計入綜合財務報表內。因收購附屬公司及聯營公司而產生之商譽以成本值列賬及每年經減值評估，如有任何減值會於損益賬內撇除。

(三)附屬公司

附屬公司投資以成本值扣除適當之減值準備後入賬。

2. 主要會計政策*(續)*

(四)共同發展公司

共同發展公司乃本集團長期持有其股本權益，及根據合約安排其財政和營運政策均由本集團及其他參與者共同控制之公司。

資產負債表內共同發展公司投資之賬面值包括成本值及本集團所佔該等公司自購入後之累積損益及儲備，並扣除自其所收取之股息及減值準備。

本集團以共同發展公司截至12月31日止之財務報表，將本集團自購入後應攤佔之損益計入本集團之財務報表內。

(五)聯營公司

聯營公司乃本集團對其行政管理有重大影響而非屬於附屬公司或共同發展公司之公司。

資產負債表內聯營公司投資之賬面值包括成本值及本集團所佔該等公司自購入後之累積損益及儲備，並扣除自其所收取之股息及減值準備。

本集團以聯營公司截至12月31日止之財務報表，將本集團自購入後應攤佔之損益計入本集團之財務報表內，除非本集團已負有法定或推定責任，否則超越本集團於聯營公司的權益之聯營公司虧損不會被確認。

(六)證券投資

證券投資乃不屬於附屬公司、共同發展公司或聯營公司之投資，被分類為交易用投資或可出售投資，並以公平值於資產負債表內列賬。證券投資之買賣於交易日入賬。

交易用投資之公平值變化包括在損益賬內。可出售投資之公平值變化列入儲備賬內，當公平值大幅或持續下降至低於成本時，減值會於損益賬內撇除。

2. 主要會計政策(續)

(七)固定資產

固定資產包括持作營運之酒店及服務套房物業，以成本值減折舊及減值準備列賬。

租賃土地按其剩餘租期平均攤銷。樓宇按其成本以年率2%至4%折舊。其他固定資產按其估計可供使用之年數，以年率5%至33 1/3%直線折舊。

(八)投資物業

持作收租之投資物業以公平值於資產負債表內列賬，公平值之變化包括在損益賬內。

(九)長期貸款

長期貸款乃非衍生金融資產，有固定或可確定之還款金額，以攤銷成本扣除減值準備列賬。

(十)物業存貨

物業存貨以成本值及變現淨值之較低者列賬。變現淨值乃根據於資產負債表結算日後出售及扣除銷售費用之所得或按市場情況所作出之內部評估而決定。

物業存貨包括購入成本、發展工程開支、利息及其他直接費用。附屬公司持有物業之賬面價值，其在綜合財務報表內業經適當調整，以顯示本集團購入之確實成本。

(十一)衍生金融工具

衍生金融工具作為投資及財務用途，以公平值於資產負債表內列賬。指定及符合公平值對沖之衍生金融工具，其公平值變化連同與對沖風險相關的資產或負債之公平值變化包括在損益賬內。不符合對沖會計方法之衍生金融工具，其公平值變化列入損益賬內。

(十二)銀行及其他借款

銀行及其他借款包括本集團發行之債券及票據，先以公平值入賬，其後以攤銷成本列賬。

2. 主要會計政策(續)

(十三)收益確認

出售發展中物業，其收益於物業完成並取得當局發出之入伙紙後確認，於建築期內所收客戶之款項均列為客戶訂金。

租金收入於租約期內以直線法確認。物業及項目管理收入於服務提供後確認。酒店及套房服務組合之經營收益於提供服務時確認。利息收入按資產之實際回報率以時間比例入賬。股息收入於收取股息之權利確定後入賬。

(十四)外幣兌換

以外幣結算之貨幣性資產及負債按資產負債表結算日之兌換率伸算。年度內之外幣兌換按交易日兌換率計算。匯兌差額包括在損益賬內。

以外幣結算之附屬公司、共同發展公司及聯營公司財務報表，其資產負債表項目按資產負債表結算日之兌換率伸算，而業績則按該年度內之平均兌換率伸算，如平均兌換率未能合理地與交易日之兌換率相接近，則採用交易日之兌換率。匯兌差額列入儲備賬內。

(十五)稅項

香港利得稅準備乃根據本集團各個別公司年度內之估計應課稅溢利扣除以往稅務虧損後以已頒佈稅率計算。海外之稅項準備乃根據各個別公司估計應課稅溢利以該地之已頒佈稅率計算。

資產及負債於財務報表中之賬面值與其稅基金額之所有暫時性差異，會以適用之已頒佈稅率為基準全數為遞延稅項負債作出準備；暫時性可扣減差異及可用稅務虧損，如將來有足夠稅務溢利可用作抵銷，會以適用之已頒佈稅率為基準確認為遞延稅項資產。

(十六)借貸成本

借貸成本除非因直接與建造需時之物業收購及發展有關而被資本化，否則於產生之年度內在損益賬內扣除。

3. 營業額及業務收益

本集團之主要業務為物業發展及投資、經營酒店及套房服務組合、物業及項目管理和證券投資。

集團業務之營業額包括物業銷售所得、毛租金收入、酒店及套房服務組合之經營收益和物業及項目管理收入。此外,本集團亦計入名下所佔共同發展公司之物業銷售所得。營業額不包括共同發展公司(集團攤佔之物業銷售所得除外)及上市與非上市聯營公司之營業額。

本集團年度內各經營業務之營業額如下:

	2007 百萬元	2006 百萬元
物業銷售	11,241	9,401
物業租務	792	624
酒店及套房服務組合	1,063	729
物業及項目管理	181	197
集團營業額	13,277	10,951
攤佔共同發展公司之物業銷售	2,165	4,395
營業額	15,442	15,346

年度內,本集團海外經營業務(包括共同發展公司之物業銷售)主要在新加坡及內地,分別佔營業額約12%及7%。

3. 營業額及業務收益*(續)*

年度內各經營業務之收益貢獻如下：

	總公司及附屬公司		共同發展公司		總額	
	2007 百萬元	2006 百萬元	2007 百萬元	2006 百萬元	2007 百萬元	2006 百萬元
物業銷售	**5,114**	4,513	**516**	1,070	**5,630**	5,583
物業租務	**678**	533	**553**	403	**1,231**	936
酒店及套房服務組合	**244**	150	**301**	217	**545**	367
物業及項目管理	**95**	84	**–**	–	**95**	84
	6,131	5,280	**1,370**	1,690	**7,501**	6,970
投資及財務					**4,939**	1,077
利息及其他融資成本					**(984)**	(589)
投資物業之公平值增加						
附屬公司					**1,815**	1,936
共同發展公司					**598**	564
其他					**369**	201
稅項(不包括攤佔主要上市聯營公司之稅項)					**(1,606)**	(1,932)
少數股東應佔溢利					**(294)**	(204)
					12,338	8,023
攤佔主要上市聯營公司之淨溢利						
和記黃埔有限公司					**15,288**	10,007
長江生命科技集團有限公司					**52**	45
股東應佔溢利					**27,678**	18,075

4. 除税前溢利

	2007 百萬元	2006 百萬元
除税前溢利已扣除下列項目：		
利息及其他融資成本		
銀行借款及須於五年內償還之其他借款	1,711	1,288
不須於五年內償還之其他借款	31	28
借款對沖虧損	8	76
	1,750	1,392
減：資本化數目(見附註(一))	(766)	(803)
	984	589
董事酬金(見附註(二))		
薪金、津貼及福利	96	93
退休金計劃供款	9	9
酌定花紅	56	42
	161	144
減：轉付予總公司金額	(10)	(9)
	151	135
核數師酬金	6	5
已售物業成本	5,036	3,752
折舊	257	172
減值－可出售投資	260	211
營運租約支出－房地產	81	64
計入項目包括：		
租金淨收入	714	573
銀行利息收入	171	247
共同發展公司/聯營公司利息收入	159	156
上市證券投資收入		
權益證券股息收入	975	145
債務證券利息收入	4	6
非上市證券投資收入		
權益證券股息收入	5	1
債務證券利息收入	28	54
售出可出售投資之得益	1,569	491
交易用投資之得益	162	225
售出聯營公司之溢利	412	–
售出共同發展公司之溢利	1,972	–

附註：

(一) 本年度物業發展項目利息資本化之平均年息率約為4.5%(2006年－4.5%)。

4. 除税前溢利*(續)*

(二) 董事酬金乃就總公司董事(包括集團五名獲最高酬金之人士)參與集團管理事務而付予之款項。各獨立非執行董事每人收取每年$120,000(2006年－$100,000)之董事袍金,而擔任審核委員會委員及/或薪酬委員會委員之獨立非執行董事,前者每人額外收取每年$130,000(2006年－$100,000)之酬金,後者則每人額外收取每年$60,000(2006年－$50,000)之酬金。總公司董事之酬金(不計入聯營公司所付予之酬金)如下:

	袍金 百萬元	薪金、津貼及福利 百萬元	退休金計劃供款 百萬元	酌定花紅 百萬元	入職獎金或補償 百萬元	2007 總額 百萬元	2006 總額 百萬元
李嘉誠[(1)]	0.01	–	–	–	–	0.01	0.01
李澤鉅[(2)]	0.12	31.54	3.15	10.33	–	45.14	42.17
甘慶林[(3)]	0.12	15.39	1.54	0.50	–	17.55	17.46
葉德銓[(4)]	0.12	12.62	1.26	5.50	–	19.50	17.47
鍾慎強	0.12	7.85	0.78	10.50	–	19.25	16.31
鮑綺雲	0.12	8.89	0.89	8.30	–	18.20	15.42
吳佳慶	0.12	8.89	0.89	10.50	–	20.40	17.42
趙國雄	0.12	7.98	0.79	10.50	–	19.39	16.44
梁肇漢	0.12	–	–	–	–	0.12	0.10
霍建寧	0.12	–	–	–	–	0.12	0.10
陸法蘭	0.12	–	–	–	–	0.12	0.10
周近智	0.12	–	–	–	–	0.12	0.10
麥理思	0.12	–	–	–	–	0.12	0.10
郭敦禮	0.31	–	–	–	–	0.31	0.25
葉元章	0.12	–	–	–	–	0.12	0.10
馬世民	0.12	–	–	–	–	0.12	0.10
周年茂	0.12	–	–	–	–	0.12	0.10
洪小蓮	0.25	–	–	–	–	0.25	0.10
王葛鳴	0.18	–	–	–	–	0.18	0.15
張英潮	0.25	–	–	–	–	0.25	0.20
關超然	0.09	–	–	–	–	0.09	0.20
2007年度總額	**2.89**	**93.16**	**9.30**	**56.13**	–	**161.48**	
2006年度總額	2.41	90.93	9.08	41.98	–		144.40

(1) 主席李嘉誠先生除收取$5,000之董事袍金外,並無收取任何其他薪酬,上表所示之董事袍金數目乃湊整所致。李嘉誠先生將於和記黃埔有限公司收取之董事袍金$50,000付予總公司。

(2) 李澤鉅先生將於和記黃埔集團收取之部分董事酬金$3,720,000,及將於長江生命科技集團有限公司收取之董事袍金$75,000付予總公司。

(3) 甘慶林先生將於和記黃埔集團收取之部分董事酬金$1,572,000,及將於長江生命科技集團有限公司收取之董事酬金$2,175,000付予總公司。

(4) 葉德銓先生將於長江基建集團有限公司收取之部分董事酬金$1,875,000,及將於長江生命科技集團有限公司收取之董事酬金$675,000付予總公司。

5. 税項

	2007 百萬元	2006 百萬元
香港利得税	**806**	833
海外税項	**11**	4
遞延税項	**380**	376
	1,197	1,213

香港利得税準備乃根據年度內估計應課税溢利以税率17.5%(2006年－17.5%)計算，而經營溢利(經調整攤佔共同發展公司之税項)與税項之對賬如下：

	2007 百萬元	2006 百萬元
經調整經營溢利乘以香港税率17.5%(2006年－17.5%)	**2,426**	1,748
海外税率差異之影響	**202**	310
海外税率變更對遞延税項負債之影響	**(143)**	–
售出共同發展公司之溢利	**(345)**	–
售出聯營公司之溢利	**(72)**	–
股息收入	**(172)**	(25)
投資物業公平值增加	**(14)**	(17)
售出持作收租物業之溢利	**(12)**	(12)
税務虧損與暫時性可扣減差異被使用/未被確認淨額之影響	**(109)**	37
無需課税/不可扣税項目淨額之影響	**(173)**	(128)
其他	**(18)**	9
	1,570	1,922
減：攤佔共同發展公司之税項	**(373)**	(709)
	1,197	1,213

6. 股東應佔溢利

股東應佔溢利已計入總公司損益賬內為$6,217,000,000(2006年－$5,614,000,000)。

7. 每股溢利

每股溢利乃根據股東應佔溢利，以年度內已發行股份2,316,164,338股(2006年－2,316,164,338股)計算。

8. 固定資產

集團	房地產 香港 百萬元	酒店及服務套房 香港 百萬元	酒店及服務套房 香港以外 百萬元	其他資産 百萬元	總值 百萬元
成本值					
2006年1月1日	424	9,061	1,289	871	11,645
匯兑差額	–	–	48	9	57
增添/轉移	36	510	8	187	741
出售	–	–	–	(25)	(25)
2006年12月31日	460	9,571	1,345	1,042	12,418
匯兑差額	–	–	95	17	112
增添/轉移	180	294	11	37	522
出售	–	–	–	(37)	(37)
2007年12月31日	640	9,865	1,451	1,059	13,015
累積折舊/減值準備					
2006年1月1日	–	1,305	145	583	2,033
匯兑差額	–	–	7	6	13
折舊	–	77	30	65	172
出售撥回	–	–	–	(22)	(22)
2006年12月31日	–	1,382	182	632	2,196
匯兑差額	–	–	13	13	26
折舊	–	137	31	89	257
出售撥回	–	–	–	(24)	(24)
2007年12月31日	–	1,519	226	710	2,455
賬面淨值					
2007年12月31日	640	8,346	1,225	349	10,560
2006年12月31日	460	8,189	1,163	410	10,222

於資產負債表結算日：

(一) 若干香港物業總賬面值$8,771,000,000(2006年－$8,473,000,000)及若干香港以外物業總賬面值$1,225,000,000(2006年－$1,163,000,000)以中期契約持有，所有其他物業皆以長期契約持有；及

(二) 若干非全資附屬公司之酒店物業總賬面值$719,000,000(2006年－$1,138,000,000)為該等附屬公司之銀行貸款額作抵押。

8. 固定資產(續)

總公司	其他資產 2007 百萬元	2006 百萬元
成本值		
1月1日	194	187
增添	4	7
出售	(9)	–
12月31日	189	194
累積折舊		
1月1日	180	169
折舊	6	11
出售撥回	(9)	–
12月31日	177	180
12月31日賬面淨值	12	14

9. 投資物業

	2007 百萬元	2006 百萬元
香港投資物業		
1月1日	14,508	11,710
增添	4	862
轉移至待發展或發展中物業	(830)	–
公平值增加	1,815	1,936
12月31日	15,497	14,508

於資產負債表結算日：

(一) 投資物業由獨立專業估值師戴德梁行有限公司按公開市價重估；

(二) 投資物業總賬面值$14,908,000,000(2006年–$13,971,000,000)及$589,000,000(2006年–$537,000,000)分別以中期契約和長期契約持有；及

(三) 年度內，投資物業之毛租金收入及直接營運支出分別為$638,000,000(2006年–$497,000,000)及$37,000,000(2006年–$6,000,000)。

10. 附屬公司

	2007 百萬元	2006 百萬元
非上市附屬公司投資	**2,071**	2,071
借附屬公司款項	**38,002**	33,914
欠附屬公司款項	**(9,651)**	(6,434)
	30,422	29,551

有關各主要附屬公司之資料列於附錄一。

11. 聯營公司

	集團		總公司	
	2007 百萬元	2006 百萬元	2007 百萬元	2006 百萬元
上市聯營公司投資	**28,676**	28,676	**–**	–
非上市聯營公司投資	**83**	169	**50**	51
攤佔損益及儲備	**117,033**	105,134	**–**	–
	145,792	133,979	**50**	51
借聯營公司款項	**317**	393	**–**	5
欠聯營公司款項	**–**	(14)	**–**	(1)
	146,109	134,358	**50**	55
香港上市聯營公司投資之市值	**192,562**	172,988	**–**	–

有關各主要聯營公司之資料列於附錄二。和記黃埔有限公司及長江生命科技集團有限公司(上市聯營公司)之財務報表摘錄，分別列於附錄四及附錄五。

12. 共同發展公司

	集團		總公司	
	2007	2006	**2007**	2006
	百萬元	百萬元	**百萬元**	百萬元
非上市共同發展公司投資	**6,380**	4,542	**–**	–
攤佔損益及儲備	**5,688**	3,708	**–**	–
	12,068	8,250	**–**	–
借共同發展公司款項	**11,546**	15,970	**248**	74
欠共同發展公司款項	**–**	(90)	**–**	–
	23,614	24,130	**248**	74

有關各主要共同發展公司之資料列於附錄三。與本集團於共同發展公司權益有關之非流動資產、流動資產、流動負債、非流動負債、收入及支出總額如下:

	2007	2006
	百萬元	百萬元
非流動資產	**14,599**	13,170
流動資產	**21,352**	20,676
流動負債	**(4,128)**	(3,858)
非流動負債	**(7,158)**	(6,306)
收入	**4,945**	6,733
支出	**(2,832)**	(4,296)

13. 可出售投資

	2007 百萬元	2006 百萬元
上市投資		
權益證券－香港上市	**7,082**	6,911
權益證券－海外上市	**2,316**	1,278
	9,398	8,189
非上市投資		
權益證券	**92**	56
債務證券	**570**	429
	662	485
	10,060	8,674

14. 物業存貨

	集團		總公司	
	2007 百萬元	2006 百萬元	2007 百萬元	2006 百萬元
待發展或發展中物業	**25,952**	22,743	**–**	–
合作發展物業	**29,364**	21,349	**–**	–
待售物業	**4,643**	3,498	**3**	3
	59,959	47,590	**3**	3
減：客戶訂金	**1,541**	1,733	**–**	–
	58,418	45,857	**3**	3

15. 應收賬款、按金及預付款項

	集團		總公司	
	2007 百萬元	2006 百萬元	2007 百萬元	2006 百萬元
應收貿易賬款	1,429	6,029	–	–
按金、預付款項及其他 應收賬款	2,637	605	357	389
	4,066	6,634	357	389

本集團之應收貿易賬款主要包括物業銷售及租務之應收款項。個別物業項目之銷售條款有異，並根據當時市場情況而定。物業銷售通常於收取售價全數後完成，偶然也會提供遞延付款方法給買方，惟需支付溢價。租金需由租客預繳。

於資產負債表結算日，其他應收賬款包括已抵押按揭貸款$599,000,000(2006年一無)，該按揭貸款為一家前聯營公司所持有及已為其提供融資的銀行借款作抵押，該前聯營公司於年度內成為附屬公司。

於資產負債表結算日，本集團應收貿易賬款之賬齡分析如下：

	2007 百萬元	2006 百萬元
一個月內	1,395	6,000
二至三個月	25	19
三個月以上	9	10
	1,429	6,029

16. 交易用投資

	2007 百萬元	2006 百萬元
上市投資		
權益證券－香港上市	363	193
權益證券－海外上市	196	73
債務證券－海外上市	–	137
	559	403
非上市投資		
權益證券	–	439
債務證券	880	381
	880	820
	1,439	1,223

17. 銀行及其他借款

	2007 百萬元	2006 百萬元
銀行借款之還款期		
不超過一年	6,172	4,587
超過一年但不多於兩年	4,170	3,878
超過兩年但不多於五年	13,445	15,434
	23,787	23,899
其他借款之還款期		
不超過一年	2,700	2,285
超過一年但不多於兩年	1,382	2,400
超過兩年但不多於五年	4,008	5,247
超過五年	650	650
	8,740	10,582
	32,527	34,481
減：列作流動負債	8,872	6,872
列作非流動負債	23,655	27,609

於資產負債表結算日：

(一) 銀行借款總額達$786,000,000(2006年－$299,000,000)以集團若干資產為抵押；

(二) 其他借款包括下列由本集團全資附屬公司發行，並由總公司擔保之定息及浮息債券及票據：

(i) 由Cheung Kong Finance Cayman Limited發行，於盧森堡上市：

HK$	300,000,000	8.38%於2010年1月到期(2000年發行)

(ii) 由Cheung Kong Bond Finance Limited於香港發行：

HK$	500,000,000	10%(首年)/其後按股票掛鉤條款，於2008年5月到期(2005年發行)
HK$	1,000,000,000	3.5% 於2008年7月到期(2005年發行)
HK$	900,000,000	3%(首兩年)/4%(其後)於2008年10月到期(2003年發行)
HK$	280,440,000	4.5%(首季度)/其後按股票掛鉤條款，於2008年11月到期(2007年發行)
US$	2,524,000	4.7%(首季度)/其後按股票掛鉤條款，於2008年11月到期(2007年發行)
HK$	300,000,000	6.68%(首年)/0.6%(第二至四年)/按條款釐定(第五年)於2009年2月到期(2004年發行)
HK$	500,000,000	4.4% 於2015年4月到期(2005年發行)
HK$	150,000,000	5.1% 於2016年4月到期(2006年發行)

17. 銀行及其他借款(續)

(iii) 由Joynote Ltd發行，於新加坡上市：
SGD 200,000,000 3.655% 於2009年10月到期(2006年發行)
SGD 200,000,000 3.76% 於2011年10月到期(2006年發行)

(iv) 由Cheung Kong Finance Japan Limited於日本發行：
JPY 33,000,000,000 0.95% 於2010年8月到期(2005年發行)

(三) 銀行及其他借款經恰當對沖安排，與其公平值相約及帶有利息以有關貨幣之銀行同業拆息加少於每年1%之數為實際利率。而作為對沖用途之衍生金融工具之公平值總額為淨負債$6,000,000(2006年－$28,000,000)。

18. 應付賬款及費用

	集團		總公司	
	2007	2006	**2007**	2006
	百萬元	百萬元	**百萬元**	百萬元
應付貿易賬款	**3,239**	263	**–**	–
其他應付費用及賬款	**3,650**	2,735	**169**	132
	6,889	2,998	**169**	132

於資產負債表結算日，本集團應付貿易賬款之賬齡分析如下：

	2007	2006
	百萬元	百萬元
一個月內	**3,186**	214
二至三個月	**24**	30
三個月以上	**29**	19
	3,239	263

19. 合作發展夥伴借款

根據一合作發展項目條款，本集團於2006年獲合作發展夥伴借款$4,000,000,000，以支付合作發展項目補地價之用。該借款於合作發展項目第一期完成時(或2009年12月31日，以較先者為準)，及於該項目第二期完成時(或2011年12月31日，以較先者為準)，分兩期平均償還。

20. 遞延稅項負債

於資產負債表結算日：

(一) 因加速稅務折舊及投資物業之公平值變化所引起之暫時性差異而作出之遞延稅項負債準備分別為$517,000,000(2006年－$432,000,000)及$783,000,000(2006年－$488,000,000)；及

(二) 未被確認之稅務虧損及暫時性可扣減差異為$3,338,000,000(2006年－$3,022,000,000)，其中$60,000,000(2006年－$108,000,000)於五年內屆滿。

21. 股本

	2007 股數	2006 股數	**2007 百萬元**	2006 百萬元
法定股本： 每股面值五角	**3,800,000,000**	3,800,000,000	**1,900**	1,900
實收股本： 每股面值五角	**2,316,164,338**	2,316,164,338	**1,158**	1,158

22. 儲備

	資本儲備 百萬元	**保留溢利 百萬元**	**2007 總額 百萬元**	2006 總額 百萬元
1月1日	**199**	**19,765**	**19,964**	19,074
年度內溢利	**–**	**6,217**	**6,217**	5,614
已派發股息	**–**	**(5,189)**	**(5,189)**	(4,724)
12月31日	**199**	**20,793**	**20,992**	19,964

總公司可派發給股東之儲備，包括擬派末期股息為$20,793,000,000(2006年－$19,765,000,000)。2006年之擬派末期股息於2007年5月17日經股東通過並於2007年5月22日派發。

23. 營運租約

於資產負債表結算日,本集團透過不能取消之營運租約在未來可收取之最少物業租金收入分析如下:

	集團	
	2007	2006
	百萬元	百萬元
未來可收取之最少租金收入		
一年內	**717**	496
一年後但五年內	**646**	385
五年後	**2**	–
	1,365	881

於資產負債表結算日,本集團及總公司透過不能取消之營運租約在未來需支付之最少租金支出分析如下:

	集團		總公司	
	2007	2006	**2007**	2006
	百萬元	百萬元	**百萬元**	百萬元
未來需支付之最少租金支出				
一年內	**51**	53	**33**	40
一年後但五年內	**16**	39	**2**	31
	67	92	**35**	71

24. 分部資料

本集團之資產及負債按各經營業務分析如下：

	總公司及附屬公司 百萬元	共同發展公司 百萬元	資產 百萬元	負債 百萬元
2007年12月31日				
物業發展	61,680	10,816	72,496	(8,859)
物業投資	16,197	9,352	25,549	(269)
酒店及套房服務組合	10,159	3,323	13,482	(504)
物業及項目管理	132	–	132	(61)
分部資產/(負債)總額			111,659	(9,693)
上市聯營公司投資			145,250	–
現金及證券投資			15,232	–
銀行及其他借款			–	(32,527)
其他資產/(負債)			4,481	(3,793)
資產/(負債)總額			276,622	(46,013)
2006年12月31日				
物業發展	54,231	10,517	64,748	(5,918)
物業投資	15,004	9,771	24,775	(173)
酒店及套房服務組合	9,953	3,703	13,656	(424)
物業及項目管理	149	–	149	(46)
分部資產/(負債)總額			103,328	(6,561)
上市聯營公司投資			133,494	–
現金及證券投資			11,400	–
銀行及其他借款			–	(34,481)
其他資產/(負債)			1,579	(3,078)
資產/(負債)總額			249,801	(44,120)

24. 分部資料(續)

於資產負債表結算日，分部資產總額及年度內分部資產之資本性支出按地域分析如下：

	分部資產總額		資本性支出	
	2007 百萬元	2006 百萬元	2007 百萬元	2006 百萬元
香港	**87,880**	78,879	**496**	1,310
內地	**20,570**	17,612	**15**	13
亞洲	**2,238**	5,892	**–**	–
歐洲	**968**	942	**–**	–
北美	**3**	3	**–**	–
	111,659	103,328	**511**	1,323

年度內之折舊及資本性支出按各經營業務分析如下：

	折舊		資本性支出	
	2007 百萬元	2006 百萬元	2007 百萬元	2006 百萬元
物業投資	**–**	–	**186**	902
酒店及套房服務組合	**237**	139	**317**	401
物業及項目管理	**12**	16	**8**	20
	249	155	**511**	1,323

25. 承擔及或有負債

於資產負債表結算日：

(一) 本集團之資本性承擔如下：

(i) 已簽約但未有在賬目上作出準備
固定資產－$943,000,000（2006年－$549,000,000）
共同發展公司－$809,000,000（2006年－$83,000,000）
其他－$334,000,000（2006年－無）

(ii) 已批准但未簽約
固定資產－$12,000,000（2006年－$10,000,000）
共同發展公司－$849,000,000（2006年－$2,457,000,000）

(二) 本集團攤佔共同發展公司之資本性承擔如下：

(i) 已簽約但未有在賬目上作出準備－$785,000,000（2006年－$700,000,000）
(ii) 已批准但未簽約－$3,072,000,000（2006年－$2,938,000,000）

(三) 本集團攤佔共同發展公司為一合作經營企業在未來四十二年向合作方應付保證利潤作出擔保之或有負債總額達$4,500,000,000；

(四) 總公司為若干合作發展項目向其他合作夥伴就可收取之最低收入/利潤作出擔保總額達$1,422,000,000（2006年－$1,422,000,000）；及

(五) 總公司為財務貸款作出擔保如下：

(i) 附屬公司已動用之銀行及其他借款－$31,421,000,000（2006年－$34,182,000,000）
(ii) 一附屬公司之合作發展夥伴借款－$4,000,000,000（2006年－$4,000,000,000）
(iii) 共同發展公司已動用之銀行借款－$935,000,000（2006年－$1,130,000,000）

此外，若干附屬公司為共同發展公司已動用之銀行借款總額達$2,469,000,000（2006年－$2,571,000,000）作出擔保。

26. 僱員退休金計劃

本集團提供之主要僱員退休金計劃，包括職業退休計劃及強制性公積金計劃，均為界定供款計劃。職業退休計劃供款方式包括只由僱主供款或僱主及僱員兩者共同供款，供款額約為僱員薪金5% 至10%。強制性公積金計劃供款方式為僱主及僱員兩者共同供款，供款額各為僱員每月有關收入5%，並以每月有關收入不超過$20,000為供款上限。

年度內，本集團之僱員退休金計劃支出為$73,000,000(2006年－$64,000,000)，而喪失權利之供款為$4,000,000(2006年－$5,000,000)，已用作減低本年度之供款。

27. 有關連人士交易

年度內，本集團與有關連人士，包括主席李嘉誠先生及和記黃埔有限公司，於日常業務範圍內按一般商業條款進行若干合作項目。向這些合作項目貸款、收取還款及為其作出擔保均按股權比例進行。

於資產負債表結算日，本集團借出或收取之款項已於附註11及12列作借/欠聯營公司及共同發展公司款項。為共同發展公司已動用之銀行借款所作出之擔保已於附註25披露。

除上述外，本集團並無其他重大有關連人士交易須於財務報表內披露。

28. 財務風險與管理

本集團之財務資產及財務負債包括證券投資、為保持資金流動性之現金結存、貸款及應收賬款、銀行及其他借款、及作為投資與財務用途之衍生金融工具。本集團之理財政策及管理層如何管理以減低上述財務資產及財務負債之相關風險如下：

(一)理財政策

本集團對管理外匯風險保持審慎態度。於資產負債表結算日，本集團之借款約百分之八十五點六為港幣；其餘為美元(或已安排貨幣掉期轉為美元)、新加坡元及人民幣，主要為香港以外項目融資。本集團之收入以港幣為主，現金及可買賣證券主要以港幣或美元持有，本集團亦確保其面對之匯率波動風險降至最低。

本集團借款主要以浮息為基礎。本集團已發行之定息或股票掛鈎債券及票據備有相關掉期合約安排，將其利率及有關條款轉成以浮息為基礎。

在適當時候及於利率或匯率不明朗或變化大時，本集團會利用對沖工具(如掉期合約及遠期合約)以抵銷利率及匯率波動之風險。

(二)風險管理

應收貸款一般以銀行之借貸利率作參考計算利息及需以資產及擔保等抵押品作抵押。應收貿易賬款主要包括向公眾銷售及出租物業之應收款項。如買方或租客違約，本集團可依法有權收回物業。為減低信貸風險，本集團對逾期款項會採取定期審核及跟進措施。

為保持資金流動性之現金結存會存放於多間主要銀行。證券投資和涉及衍生金融工具之交易，一般只限於信貸良好之發行商及交易對手。

證券投資及衍生金融工具均以公平值列賬。公平值之決定以市場報價為基準，否則參考專業估值及/或對影響該金融工具價值因素作出假設及估計後所產生之估算。更改該等假設及估計，以其他合理及可能之假設及估計再作估算，不會對本集團之全年業績及於資產負債表結算日之財務狀況有重大影響。

28. 財務風險與管理(續)

(二)風險管理(續)

本集團會密切注意市況變動及其對證券投資及衍生金融工具之市場價格或價值因素的影響,以減低價格變動風險。假設證券投資及衍生金融工具於資產負債表結算日之公平值上升或下跌5%,本集團之投資重估儲備會增加/減少約$503,000,000(2006年－$434,000,000),而本集團年度內之溢利則不會受到重大影響。

本集團之借款受利率波動影響。如利率增加/減少1%,假設本集團於資產負債表結算日之銀行及其他借款受該利率變動所影響及其數額於整個年度內維持不變,本集團年度內之融資成本估計會增加/減少約$325,000,000(2006年－$345,000,000),融資成本資本化之數額依據年度內融資成本資本化比例估計會增加/減少約$142,000,000(2006年－$199,000,000)。

(三)資金流動管理

本集團監控流動資金需求以中短期為基礎,在適當時為本集團借款安排再融資。本集團擁有現金及可買賣證券,加上未動用銀行貸款額,其資金流動性持續穩健,有足夠財務資源以應付承約及營運需求。

本集團於資產負債表結算日之借款,按其合約到期日計算,未折現之合約現金流(包括以資產負債表結算日時之利率經恰當對沖安排後所計算之應付利息)如下:

	2007 百萬元	2006 百萬元
不超過一年	10,018	8,275
超過一年但不多於兩年	8,433	7,371
超過兩年但不多於五年	20,451	26,220
超過五年	738	752
	39,640	42,618

29. 資本管理

本集團管理資本以確保其持續經營的能力並藉取得負債及權益間最有效的平衡以創造最大的股東回報。本集團之資本架構由負債(包括載於附註17及19的借款)、銀行存款及定期存款及股東權益(包括載於資產負債表的股本、股本溢價及儲備)組成。本集團定期檢討其資本架構並維持低資本與負債比率,該比率以本集團淨借款(已扣除銀行存款及定期存款)佔股東權益比例計算。

於資產負債表結算日之資本與負債比率如下:

	2007 百萬元	2006 百萬元
銀行及其他借款	32,527	34,481
合作發展夥伴借款	4,000	4,000
總借款	36,527	38,481
減:銀行存款及定期存款	(5,609)	(3,782)
淨借款	30,918	34,699
股東權益	227,203	200,422
資本與負債比率	13.6%	17.3%

30. 財務報表核准

列載於第124頁至第167頁之以港元為單位之財務報表,已於2008年3月27日獲董事會核准。

主要附屬公司

附錄一

董事會認為將本集團全部附屬公司資料列出會過於冗長，故此現時只將對本集團之業績或資產有重要影響之附屬公司列出。除特別註明外，下列之附屬公司均於香港註冊。

名稱		已發行普通股面值	總公司擁有股權之百分率 直接	間接	主要業務
寶璽頓投資有限公司	HK$	2		100	酒店及套房服務組合
Biro Investment Limited	HK$	10,000		100	物業發展
麗天企業有限公司	HK$	2		100	物業發展
Cheung Kong Bond Finance Limited (開曼群島)	US$	1		100	財務
Cheung Kong Finance Cayman Limited (開曼群島)	US$	1,000		100	財務
長江實業財務有限公司	HK$	2,500,000	100		財務
Cheung Kong Finance Japan Limited (開曼群島)	US$	1		100	財務
長江實業(中國)有限公司	HK$	2		100	內地項目投資
Cheung Kong Investment Company Limited	HK$	20	100		股份投資
長江實業地產發展有限公司	HK$	2	100		項目管理
港基物業管理有限公司	HK$	100,000		100	物業管理
港業投資有限公司	HK$	1		100	物業發展
Clever Venture Limited (英屬處女群島)	US$	1		100	股份投資
鑽禧投資有限公司	HK$	1		100	物業發展
億城投資有限公司	HK$	1		100	物業發展
東南投資有限公司	HK$	2		100	物業發展
Fantastic State Limited	HK$	2		100	物業發展
Flying Snow Limited	HK$	2		100	物業發展
Focus Eagle Investments Limited (英屬處女群島)	US$	1		100	股份投資
富利京有限公司	HK$	2		100	物業發展
Gingerbread Investments Limited (英屬處女群島)	US$	1		100	物業發展
Glass Bead Limited (英屬處女群島)	US$	1		100	物業投資

名稱		已發行 普通股面值	總公司擁有 股權之百分率 直接	間接	主要業務
Global Coin Limited	HK$	2		100	物業投資
高衛物業管理有限公司	HK$	100,000		100	物業管理
iBusinessCorporation.com Holdings Limited (英屬處女群島)	US$	10,000		73.3	財務策劃、按揭服務及企業保險
Ideal Offer Limited (英屬處女群島)	US$	1		100	股份投資
iMarkets Limited	HK$	30,000,000		54.83	電子交易平台操作
Issamed Investments Limited (英屬處女群島)	US$	1		100	股份投資
Japura Development Pte Ltd (新加坡)	SGD	1,000,000		76	物業發展
晉貿有限公司	HK$	2		100	物業發展
Joynote Ltd (新加坡)	SGD	2		100	財務
建富投資有限公司	HK$	1		100	物業發展及投資
百盈資源有限公司	HK$	1		80	物業投資
Megawin International Limited (英屬處女群島)	US$	1		100	物業發展
都會發展有限公司	HK$	2		100	物業發展
Mutual Luck Investment Limited	HK$	30,000		60	物業發展
新逸有限公司	HK$	1		100	物業發展及投資
新捷投資有限公司	HK$	1		100	物業發展
新盈利資源有限公司	HK$	2		98.47	物業發展
Pako Wise Limited	HK$	2	100		物業投資
Pearl Wisdom Limited	HK$	2		100	物業發展
奇創有限公司	HK$	20		100	物業投資
Pofield Investments Limited (英屬處女群島)	US$	1		100	物業投資
Rainbow Elite Investments Limited	HK$	1		100	物業發展及投資
德士投資有限公司	HK$	110		60.9	酒店及套房服務組合
益亞投資有限公司	HK$	1,000,000		85	物業發展
Romefield Limited (英屬處女群島)	US$	1		100	股份投資
隆星企業有限公司	HK$	1		100	物業發展及投資
世寧地產有限公司	HK$	10,000	100		物業發展
信澤企業有限公司	HK$	2		100	酒店及套房服務組合

主要附屬公司*(續)*

名稱		已發行 普通股面值	總公司擁有股權之百分率 直接	 間接	主要業務
凱捷發展有限公司	HK$	2		100	物業發展
The Center (Holdings) Limited (英屬處女群島)	US$	1		100	物業投資
天水圍發展有限公司	HK$	1,000		98.47	物業投資
德隆投資有限公司	HK$	1		100	物業發展
Total Win Group Limited (英屬處女群島)	US$	1		100	股份投資
Towerich Limited	HK$	2		51	酒店及套房服務組合
聯雅投資有限公司	HK$	1		100	物業發展
益富投資有限公司	HK$	2		80	物業發展
獲佳投資有限公司	HK$	1		90	物業發展
康栢投資有限公司	HK$	1		100	物業發展
Winchesto Finance Company Limited	HK$	15,000,000	100		財務
Yick Ho Limited	HK$	6,000,000		100	酒店項目投資

除下列公司外，上列各公司之主要業務經營地區皆在香港：

名稱	業務經營地區
Cheung Kong Finance Cayman Limited	歐洲
Cheung Kong Finance Japan Limited	日本
長江實業(中國)有限公司	內地
Japura Development Pte Ltd	新加坡
Joynote Ltd	新加坡
Megawin International Limited	內地
Yick Ho Limited	內地

主要聯營公司

附錄二

董事會認為將本集團全部聯營公司資料列出會過於冗長，故此現時只將對本集團之業績或資產有重要影響之聯營公司列出。除特別註明外，下列之聯營公司均於香港註冊。

名稱	總公司擁有已發行普通股股權之百分率 直接	間接	主要業務
加拿大怡東集團有限公司	50		股份投資
長江生命科技集團有限公司（開曼群島）		44.3	環境及人類健康產品之研究與開發、製造、商品化、市務推廣與銷售，及投資
Harbour Plaza Hotel Management (International) Limited（英屬處女群島）		50	酒店管理
香港長和控股有限公司		40	貿易、發電廠及證券投資
和記黃埔有限公司		49.9	港口及相關服務、地產及酒店、零售、能源、基建、電訊、財務、投資及其他
新城廣播有限公司		50	電台廣播
民安（控股）有限公司（開曼群島）		21	一般保險

除下列公司外，上列各公司之主要業務經營地區皆在香港：

名稱	業務經營地區
香港長和控股有限公司	內地

主要共同發展公司

附錄三

董事會認為將本集團全部共同發展公司資料列出會過於冗長，故此現時只將對本集團之業績或資產有重要影響之共同發展公司列出。除特別註明外，下列之共同發展公司均於香港註冊。

名稱	總公司佔有擁有者權益之百分率 直接	間接	主要業務
雅和有限公司		50	物業發展
長匯發展有限公司(英屬處女群島)		50	物業發展及投資
Beright Investments Limited(英屬處女群島)		50	物業發展
志鉅有限公司		50	物業投資
長和企業有限公司(英屬處女群島)		50	物業投資
Choicewide Group Limited(英屬處女群島)		50	物業項目投資
Circadian (CH) Limited(英國)		47.5	物業發展
Circadian Limited(英國)		47.5	物業發展
威頓企業有限公司		50	物業發展
高仕威國際有限公司		50	物業發展
金彩龍國際有限公司		50	物業發展
雅富投資有限公司	49		物業發展
Extreme Selection Investments Limited (英屬處女群島)		50	物業發展
和達投資有限公司		50	物業發展
Gislingham Limited(英屬處女群島)		50	物業發展
Glenfield Investments Pte Ltd(新加坡)		50	物業發展
國誠有限公司		50	物業發展
Golden Castle Management Limited (英屬處女群島)		50	物業發展
曉中發展有限公司		50	物業發展
港滬發展有限公司(薩摩亞)		25	物業發展及投資
滙賢投資有限公司		33.4	物業項目投資
和記黃埔地產(成都)有限公司(內地)		50	物業發展
康利時投資有限公司		42.5	物業發展及投資
Mapleleaf Developments Limited (英屬處女群島)		25	物業發展
裕盛通投資有限公司		50	物業發展及投資
Matrica Limited		30	物業發展及投資

名稱	總公司佔有擁有者權益之百分率 直接	間接	主要業務
志和發展(北京)有限公司		50	物業發展
蒙托亞(香港)有限公司		50	物業發展
新中盛有限公司		50	物業發展
新中泰有限公司		50	物業發展
Shanklin Developments Limited (英屬處女群島)		50	物業發展
Sky Island Limited(英屬處女群島)		50	物業發展
Smart Rainbow Limited(英屬處女群島)		50	酒店及套房服務組合
Willpower Developments Limited (英屬處女群島)		50	物業發展
Zealand Limited(英屬處女群島)		50	物業發展

除下列公司外,上列各共同發展公司之主要業務經營地區皆在香港:

名稱	業務經營地區
雅和有限公司	內地
長匯發展有限公司	內地
Beright Investments Limited	內地
志鉅有限公司	內地
長和企業有限公司	內地
Choicewide Group Limited	新加坡
Circadian (CH) Limited	英國
Circadian Limited	英國
雅富投資有限公司	內地
Extreme Selection Investments Limited	內地
和達投資有限公司	內地
Gislingham Limited	內地
Glenfield Investments Pte Ltd	新加坡
國誠有限公司	內地
Golden Castle Management Limited	內地
曉中發展有限公司	內地
港滙發展有限公司	內地
滙賢投資有限公司	內地
和記黃埔地產(成都)有限公司	內地
Mapleleaf Developments Limited	內地
志和發展(北京)有限公司	內地
蒙托亞(香港)有限公司	內地
新中盛有限公司	內地
新中泰有限公司	內地
Shanklin Developments Limited	內地
Sky Island Limited	內地
Willpower Developments Limited	內地
Zealand Limited	內地

和記黃埔有限公司之財務報表摘錄

附錄四

上市聯營公司和記黃埔有限公司2007年度之財務報表摘錄呈列如下。

綜合損益表

截至2007年12月31日止年度

	2007 百萬元	2006 百萬元
公司及附屬公司：		
收益	218,726	183,812
出售貨品成本	(73,977)	(67,114)
僱員薪酬成本	(29,325)	(25,729)
3集團電訊客戶上客成本	(5,732)	(5,494)
折舊及攤銷	(38,872)	(33,091)
其他營業支出	(56,448)	(50,860)
投資物業公平價值變動	1,988	2,843
出售投資及其他溢利(虧損)	(11,182)	23,290
所佔除税後溢利減虧損：		
聯營公司未計出售投資溢利	12,002	11,472
共同控制實體	3,338	3,075
聯營公司之出售投資溢利	35,820	–
	56,338	42,204
利息與其他融資成本	(19,054)	(16,601)
除税前溢利	37,284	25,603
本期税項支出	(2,768)	(1,560)
遞延税項支出	(1,651)	(1,417)
除税後溢利	32,865	22,626
分配為：少數股東權益應佔溢利	(2,265)	(2,596)
本公司股東應佔溢利	30,600	20,030

綜合資產負債表
於2007年12月31日

	2007 百萬元	2006 百萬元
資產		
非流動資產		
固定資產	**181,342**	140,181
投資物業	**43,680**	41,657
租賃土地	**36,272**	35,293
電訊牌照	**91,897**	89,077
電訊合約客戶上客及保留客戶成本	**8,771**	10,532
商譽	**31,520**	21,840
品牌及其他權利	**10,901**	7,582
聯營公司	**75,545**	74,954
合資企業權益	**39,725**	38,507
遞延税項資產	**17,619**	17,159
其他非流動資產	**5,082**	3,762
速動資金及其他上市投資	**69,192**	66,251
	611,546	546,795
流動資產		
現金及現金等值	**111,307**	64,151
應收貨款及其他應收賬項	**55,374**	44,188
存貨	**20,999**	22,382
	187,680	130,721
流動負債		
應付貨款及其他應付賬項	**90,029**	66,487
銀行及其他債務	**50,255**	22,070
本期税項負債	**2,336**	1,629
	142,620	90,186
流動資產淨值	**45,060**	40,535
資產總額減流動負債	**656,606**	587,330
非流動負債		
銀行及其他債務	**260,086**	260,970
來自少數股東之計息借款	**12,508**	12,030
遞延税項負債	**17,957**	15,019
退休金責任	**1,468**	2,378
其他非流動負債	**5,929**	6,368
	297,948	296,765
資產淨值	**358,658**	290,565

和記黃埔有限公司之財務報表摘錄*(續)*

綜合資產負債表*(續)*
於2007年12月31日

	2007 百萬元	2006 百萬元
資本及儲備		
股本	**1,066**	1,066
儲備	**308,948**	272,728
股東權益總額	**310,014**	273,794
少數股東權益	**48,644**	16,771
權益總額	**358,658**	290,565

長江生命科技集團有限公司之財務報表摘錄

附錄五

上市聯營公司長江生命科技集團有限公司2007年度之財務報表摘錄呈列如下。

綜合收益表

截至2007年12月31日止年度

	2007 千元	重新編列 2006 千元
營業額	**2,091,592**	2,047,622
銷售成本	**(1,355,539)**	(1,266,015)
	736,053	781,607
其他收益、溢利及虧損	**45,788**	78,958
員工成本	**(298,148)**	(283,269)
折舊	**(33,067)**	(31,888)
攤銷無形資產	**(33,005)**	(22,282)
其他經營開支	**(349,699)**	(389,745)
出售聯營公司溢利	**2,712**	–
出售附屬公司溢利	**2,100**	–
財務費用	**(34,232)**	(37,866)
攤佔聯營公司業績	**(5,510)**	2,930
除稅前溢利	**32,992**	98,445
稅項	**82,319**	(1,653)
年度溢利	**115,311**	96,792
應佔溢利：		
公司股東權益	**117,001**	102,022
少數股東權益	**(1,690)**	(5,230)
	115,311	96,792

長江生命科技集團有限公司之財務報表摘錄*(續)*

綜合資產負債表
於2007年12月31日

	2007 千元	2006 千元
非流動資產		
物業、機器及設備	**581,853**	358,180
預付土地租金	**12,388**	12,700
無形資產	**3,770,114**	3,077,477
聯營公司權益	**59,164**	72,909
聯營公司發行的可轉換債券	**24,895**	–
可供出售投資	**150,101**	155,727
按公平值列賬及於損益賬處理之投資	**323,230**	920,265
遞延稅項	**87,320**	19,178
	5,009,065	4,616,436
流動資產		
按公平值列賬及在損益賬處理之投資	**55,104**	12,709
衍生財務工具	**18,428**	19,544
存貨	**382,841**	320,489
應收賬項及預付款項	**667,525**	502,852
存於金融機構款項	**40,131**	47,931
銀行結存及存款	**766,891**	411,693
	1,930,920	1,315,218
流動負債		
應付賬項及應計費用	**(672,262)**	(438,286)
衍生財務工具	**(55,889)**	(63,630)
銀行透支	**(13,391)**	–
銀行借款	**(125,901)**	–
融資租約承擔	**(752)**	(2,222)
稅項	**(15,949)**	(16,057)
	(884,144)	(520,195)
流動資產淨值	**1,046,776**	795,023
總資產減流動負債	**6,055,841**	5,411,459
非流動負債		
銀行借款	**(710,546)**	(322,877)
融資租約承擔	**(937)**	(1,505)
少數股東借款	**(27,574)**	(23,828)
遞延稅項	**(50,052)**	(101,225)
	(789,109)	(449,435)
總資產淨值	**5,266,732**	4,962,024

綜合資產負債表*(續)*
於2007年12月31日

	2007 千元	2006 千元
資本及儲備		
股本	**961,107**	961,107
股本溢價及儲備	**4,190,206**	3,985,346
本公司股東所佔權益	**5,151,313**	4,946,453
少數股東權益	**115,419**	15,571
總權益	**5,266,732**	4,962,024

獨立核數師報告

Deloitte.
德勤

致長江實業(集團)有限公司股東
(於香港註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核列載於第124至167頁長江實業(集團)有限公司(以下簡稱「公司」)及其附屬公司(以下合稱「集團」)的綜合財務報表，此綜合財務報表包括於2007年12月31日的綜合及　貴公司資產負債表，與截至該日止年度的綜合損益計算表、綜合權益變動表和綜合現金流動狀況表，以及主要會計政策概要及其他附註解釋。

董事就綜合財務報表須承擔的責任

貴公司董事須負責根據香港會計師公會頒佈的香港財務報告準則及香港《公司條例》編制及真實而公平地列報該等綜合財務報表。這責任包括設計、實施及維護與編制及真實而公平地列報綜合財務報表相關的內部控制，以使綜合財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇和應用適當的會計政策；及按情況下作出合理的會計估計。

核數師的責任

我們的責任是根據我們的審核對該等綜合財務報表作出意見。我們的報告僅按照香港《公司條例》第141條，為股東(作為一個團體)而編制，並不為其他任何目的。我們並不就本報告之內容對任何其他人士承擔任何義務或接受任何責任。我們已根據香港會計師公會頒佈的香港審計準則進行審核。這些準則要求我們遵守道德規範，並規劃及執行審核，以合理確定綜合財務報表是否不存有任何重大錯誤陳述。

審核涉及執行程序以獲取有關綜合財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致綜合財務報表存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編制及真實而公平地列報綜合財務報表相關的內部控制，以設計適當的審核程序，但並非為對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性，以及評價綜合財務報表的整體列報方式。

我們相信，我們所獲得的審核憑證是充足和適當地為我們的審核意見提供基礎。

意見

我們認為，該等綜合財務報表已根據香港財務報告準則真實而公平地反映 貴公司及 貴集團於2007年12月31日的事務狀況及集團截至該日止年度的盈利及現金流量，並已按照香港《公司條例》妥為編制。

德勤•關黃陳方會計師行
執業會計師
香港

二零零八年三月二十七日

上市聯屬公司

和記黃埔有限公司

[illegible]


Kruidvat
Kruidvat



- [illegible]
- [illegible]
- [illegible]
- [illegible]
- [illegible]









上市聯屬公司*（續）*

長江基建集團有限公司



多年來，優質投資項目為長江基建提供穩健收益，以受管制業務為主的基建資產組合持續錄得強健內部增長，預期現有各項業務將在未來延續可預期的溢利[illegible]增長趨勢。



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Northern
Gas Networks
Working with United Utilities



上市聯屬公司*(續)*

港燈
HK Electric

香港電燈集團有限公司



新管制計劃協議簽訂後，香港電力行業近年出現的不明朗因素已大致消除，香港電燈現可專注為未來規劃，繼續為香港的經濟發展作出貢獻。



- 發電、輸電及配電
- 電力工業及相關之國際投資業務
- 工程顧問服務


Customer Relationship Excellence Awards 20
Asia Pacific Ceremony on 6 July 2007
Dinner Sponsors
Principle Organiser
International Endorse
CSQS
HSBC






港燈
HK Electric

公司資料及重要日期

董事

李嘉誠 主席
李澤鉅 董事總經理兼副主席
甘慶林 副董事總經理
葉德銓 副董事總經理
鍾慎強 執行董事
鮑綺雲 執行董事
吳佳慶 執行董事
趙國雄 執行董事

梁肇漢 非執行董事
霍建寧 非執行董事
陸法蘭 非執行董事
周近智 非執行董事
麥理思 非執行董事

郭敦禮 獨立非執行董事
葉元章 獨立非執行董事
馬世民 獨立非執行董事
周年茂 獨立非執行董事
洪小蓮 獨立非執行董事
王葛鳴* 獨立非執行董事
張英潮 獨立非執行董事
關超然 獨立非執行董事

* 同時為馬世民之替任董事

審核委員會

張英潮（主席）
郭敦禮
洪小蓮

薪酬委員會

李嘉誠（主席）
郭敦禮
王葛鳴

公司秘書

楊逸芝

合資格會計師

文嘉強

財務總監

甄達安

授權代表

葉德銓
楊逸芝

主要往來銀行

中國銀行(香港)有限公司
香港上海滙豐銀行有限公司
三菱東京UFJ銀行
瑞穗實業銀行
恒生銀行有限公司
加拿大帝國商業銀行
東亞銀行有限公司
法國巴黎銀行
富通銀行香港分行
交通銀行股份有限公司香港分行

核數師

德勤 • 關黃陳方會計師行

法律顧問

胡關李羅律師行

註冊辦事處

香港皇后大道中2號
長江集團中心7樓

股票登記及過戶處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心17樓1712-1716室

股份代號

香港聯合交易所有限公司：0001
彭博資訊：1 HK
路透社：1.HK

網站

http://www.ckh.com.hk

重要日期

公佈年度業績	2008年3月27日
暫停辦理股票過戶手續	2008年5月15日至22日（包括首尾兩天在內）
末期股息記錄日期	2008年5月22日
派發末期股息	2008年5月27日

END